Exhibit 99.1

[                    ], 2015

Dear SPX Corporation Shareholder:

        We are pleased to inform you that on September 8, 2015, the board of directors of SPX Corporation ("SPX") approved the spin-off of SPX FLOW, Inc. ("Flowco"), a wholly-owned subsidiary of SPX. Upon completion of the spin-off, SPX shareholders will own 100% of Flowco outstanding common stock.

        We believe separating Flowco from SPX, allowing each company to operate as an independent, publicly-traded company, is in the best interests of both SPX and Flowco. We believe the spin-off will allow management of each company greater flexibility to focus on their respective businesses, to pursue opportunities in their respective operations, and to increase each company's access to capital, enabling them to create significant value for shareholders, customers and employees.

        Flowco will consist of SPX's current Flow Technology reportable segment, SPX's Hydraulic Technologies business, various related legal entities, and certain SPX corporate assets and liabilities. Flowco's broad component offerings will include a variety of centrifugal and reciprocating pumps, various control valves, filtration and dehydration equipment, mixers, heat exchangers and hydraulic technologies. It will also provide skidded and full-line systems, as well as aftermarket replacement components, parts and services. We believe that Flowco is well-positioned for future growth and operational improvement as a leading provider of highly engineered flow technologies, solutions and aftermarket parts and services for food and beverage, power and energy and industrial applications.

        SPX, the existing publicly-traded company, will continue to hold SPX's current Thermal Equipment and Services reportable segment and its power transformer, Radiodetection, Genfare and communications businesses. SPX's key product lines will include a wide variety of cooling technologies, power transformers, heat exchangers, pollution control filters, residential and commercial boilers, comfort heating products, underground locators, fare collection systems and communication technologies. We believe that SPX will be well-positioned after the spin-off for a global power market recovery and infrastructure investment with leading positions in power and HVAC markets and a diverse offering of highly engineered, specialty infrastructure products.

        The spin-off will be completed by way of a pro rata distribution of Flowco common stock to SPX's shareholders of record as of the close of business, Eastern time, on September 16, 2015, the spin-off record date. Each SPX shareholder will receive, effective as of 11:59 p.m., Eastern time, on September 26, 2015, one share of Flowco common stock for every share of SPX common stock held by such shareholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued.

        We intend that your receipt of shares of Flowco common stock in the distribution be tax-free for U.S. federal income tax purposes. You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including potential tax consequences under state, local and non-U.S. tax laws.

        The distribution does not require shareholder approval, nor do you need to take any action to receive your shares of Flowco common stock. Immediately following the spin-off, shareholders of record will own common stock in both SPX and Flowco. SPX common stock will continue to be listed and traded on the New York Stock Exchange. In connection with the spin-off, we expect SPX stock to trade under a new symbol "SPXC." We expect that Flowco common stock will be listed and traded on the New York Stock Exchange under the symbol "FLOW." You will be able to trade in the common stock of each of the companies separately.

        The enclosed information statement, which we are mailing to all SPX shareholders, describes the spin-off in detail and contains important information about Flowco, including its historical combined financial statements. We urge you to read this information statement carefully.

        Thank you for your continued support of SPX. We look forward to your support of Flowco in the future.

Yours sincerely,
Christopher J. Kearney Chairman, President and Chief Executive Officer SPX Corporation

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2015

INFORMATION STATEMENT

SPX FLOW, Inc.

Common Stock
(par value $0.01 per share)

        We are sending this information statement to you in connection with the separation of SPX FLOW, Inc., a newly-formed company (this company or, where relevant, the businesses and assets being transferred to this company, "Flowco"), from SPX Corporation (collectively with its predecessors and consolidated subsidiaries, other than, for all periods following the distribution, Flowco and its combined subsidiaries, "SPX"), following which Flowco will be an independent, publicly-traded company. As part of the separation, SPX is undergoing an internal reorganization, after which it will contribute or otherwise transfer to Flowco its Flow Technology reportable segment, its Hydraulic Technologies business, various related legal entities, and certain of its corporate assets and liabilities, and complete the separation by distributing all shares of Flowco common stock on a pro rata basis to the holders of SPX common stock. We refer to this pro rata distribution as the "distribution," and we refer to the separation, including the internal reorganization and distribution, as the "spin-off." We intend that your receipt of shares of Flowco common stock in the distribution be tax-free for U.S. federal income tax purposes. Every share of SPX common stock outstanding as of the close of business, Eastern time, on September 16, 2015, the record date for the distribution, will entitle the holder thereof to receive one share of Flowco common stock. The distribution of shares will be made in book-entry form. The distribution will be effective as of 11:59 p.m., Eastern time, on September 26, 2015. Immediately after the distribution becomes effective, Flowco will be an independent, publicly-traded company.

        No vote or further action of SPX shareholders is required in connection with the spin-off. We are not asking you for a proxy. SPX shareholders will not be required to pay any consideration for the shares of Flowco common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their SPX common stock or take any other action in connection with the spin-off.

        SPX currently owns all outstanding shares of Flowco common stock. Accordingly, there is no current trading market for Flowco common stock. We expect, however, that a limited trading market for Flowco common stock, commonly known as a "when-issued" trading market, will develop beginning on or shortly before the record date for the distribution, and we expect "regular-way" trading of Flowco common stock to begin the first trading day after the distribution date. We have applied for authorization to list Flowco common stock on the New York Stock Exchange under the ticker symbol "FLOW."

        In reviewing this information statement, you should carefully consider the matters described in "Risk Factors," beginning on page 18 of this information statement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

        This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is [                    ], 2015.

This information statement was first mailed to SPX shareholders
on or about [                    ], 2015.

i

 SUMMARY

        This summary highlights information contained in this information statement and provides an overview of our company, our separation from SPX and the distribution of our common stock by SPX to its shareholders. For a more complete understanding of our business and the spin-off, you should read this entire information statement carefully, particularly the discussion set forth under "Risk Factors" beginning on page 18 of this information statement, and our audited and unaudited historical combined financial statements, our unaudited pro forma condensed combined financial statements and the respective notes to those statements appearing elsewhere in this information statement. Except as otherwise indicated or unless the context otherwise requires, "Flow Business," "Flowco," "we," "us," and "our" refer to SPX FLOW, Inc., and its combined subsidiaries after giving effect to the internal reorganization and the distribution, and "SPX" refers to SPX Corporation, its predecessors and its consolidated subsidiaries, other than, for all periods following the distribution, SPX FLOW, Inc. and its combined subsidiaries.

        All dollar amounts below are in millions unless otherwise noted.

Our Company

        We are a leading global supplier of highly engineered flow components, process equipment and turn-key systems, along with the related aftermarket parts and services, into the food and beverage, power and energy, and industrial end markets. We have operations in over 35 countries and sales in over 150 countries around the world. Our innovative solutions play a critical role in helping meet rising global demand in the markets we serve. Our total revenue for 2014 was approximately $2.8 billion, with 71% from sales to destinations outside the United States, including 30% from sales into emerging markets.

        Our product portfolio of pumps, valves, mixers, filters, air dryers, hydraulic tools, homogenizers, separators and heat exchangers, along with the related aftermarket parts and services, supports global industries, including food and beverage, oil and gas, power generation (including nuclear and conventional), chemical processing, compressed air and mining. Our products feature uncompromising design and quality, while offering long service life, production efficiency and cost effective performance. In addition, our products help our customers increase productivity, control costs, reduce energy and waste, and meet stringent compliance regulations. Our product development and engineering experience enables us to work closely with customers to provide solutions configured to meet their specific application and business needs.

        We report our operating results under three segments: Food and Beverage, Power and Energy, and Industrial. From a segment perspective, 35% of our 2014 revenues were within Food and Beverage, 35% within Power and Energy, and 30% within Industrial.

        We initially established a presence in flow-related businesses when we acquired Lightnin Mixers as part of the 1998 General Signal merger. In 2001, we added three more flow-related businesses, Waukesha Cherry-Burrell pumps and valves, Bran+Luebbe metering and dosing pumps, and Dollinger filtration products, through the acquisition of United Dominion Industries. Subsequent smaller acquisitions of Copes Vulcan, M&J Valve, Hankison and Johnson Pumps broadened our product offerings and improved our organic growth profile. By the end of 2007, annual revenues associated with the flow businesses had grown to more than $1.0 billion.

        In 2007, the acquisition of APV significantly expanded our geographic presence and established a global platform in the dairy and food and beverage industries. Smaller acquisitions during 2010 and 2011 of Anhydro, Gerstenberg Schroeder, Murdoch and e&e broadened our processing capabilities into discrete product categories such as butters, fats and oils, powdered products, coffee and extracts. In 2011, the acquisition of ClydeUnion Pumps ("Clyde Union") further expanded our geographic presence and established a global platform in the power and energy industry.

        At the end of 2013, we moved to a new operational leadership alignment focused on improving operating performance and strengthening our foundation for growth. This operational alignment was the next significant step in the development of our business and has improved our operating efficiency and enhanced our customer focus by more closely aligning our organizational resources with customers and end markets.

        We believe our current portfolio of products, highly skilled workforce, experienced leadership team, global presence and strategic initiatives, in combination with the growing demand within the end markets we serve, have us well-positioned for future growth.

        See the discussion under "Business—Company Overview" for further information.

Our Strengths

        Strong engineering expertise, highly skilled manufacturing operations and an intricate knowledge of the industries and applications in which our products are typically used are the foundations of our competitive strength. Our competitive strengths include the following:

Diversified product offering of highly engineered process technologies and flow control solutions and the ability to integrate products into automated modular and turn-key solutions:

        We believe the breadth and diversity of our product portfolio is unique to our business and provides a competitive advantage by allowing us to offer a variety of highly engineered solutions to customers, particularly on large capital investments that require multiple flow components within automated modular or full-line, turn-key systems.

Strong brands with leading market positions:

        We have a strong portfolio of brands, many of which have established leadership positions in their respective markets and product categories, with long-standing reputations for innovation and quality.

Diversified, loyal customer base, including long-standing and global customer relationships:

        We offer a unique platform with global sales, engineering, manufacturing, and design capabilities, and we leverage our deep understanding of product application, end markets and our customers to offer highly specialized and engineered solutions. We benefit from long-standing relationships with blue-chip, industry-leading companies in all of our reportable segments, as well as from low customer turnover.

Three global platforms serving attractive end markets with positive long-term growth characteristics and high barriers of entry:

        We believe we participate in highly attractive end markets with positive long-term growth characteristics. Trends positively impacting our key end markets include an increase in global demand for power and energy and processed foods and beverages, particularly in emerging markets driven by population growth, an expanding middle class, and environmental sustainability efforts. Our global scale and capabilities allow us to partner with other multi-national companies to provide products and services in many parts of the world. The complexity and highly engineered aspect of our product offering, safety and regulatory requirements and our customers' dependency on quality and reliability have created high barriers of entry for new competitors in our markets.

Large installed base of original equipment that provides a steady annuity stream of aftermarket sales and a global service center footprint with highly skilled and experienced service technicians:

        Our track record of providing highly engineered and high quality products also gives us a competitive edge in the aftermarket. Our many years of success have led to a large installed base of original equipment, which we believe operates most effectively with our uniquely designed parts. Many of these products are integral to the core processes of our customers, who rely on our expertise to ensure uninterrupted operations. During 2014, approximately 25% of our total revenues were derived from aftermarket parts and services.

        Our installed base, at thousands of customers across more than 70 countries, offers a significant opportunity to expand our aftermarket service business. In recent years, we have added resources and increased our capabilities to service our installed base. We have also increased our focus on developing systems with higher levels of our factory content, which supports pull-through of aftermarket parts and services.

        We are also investing in new service centers, expanding existing service centers, and adding service technicians to better serve our customers. In 2014, we opened a service center in Aberdeen, Scotland dedicated to servicing the North Sea oil and gas industry where our ClydeUnion Pumps brand has a significant installed base. We also expanded our service capabilities in nine existing service centers across the world. In 2015, we have planned investments to add service centers in the Middle East and North America. We are also pursuing a strategic service partnership in the Middle East.

Regional distribution centers and strong distribution channels:

        We have a large distribution network that includes our own regional distribution centers as well as strong, long-standing relationships with key distributors and independent sales representatives. Our ability to supply products to customers in most parts of the world with competitive lead times is a strong advantage for us in the markets we serve.

Advanced engineering focused on new product development and innovation:

        We are focused on a balanced approach to new product development and innovation aimed at enhancing and expanding our current product offerings, as well as developing cutting-edge technology. A key part of our approach to innovation is identifying the needs of our customers and developing new solutions to address those needs. Our product development programs have created a broad technology offering, giving us access to a broad range of end markets. We own approximately 170 domestic and 110 foreign patents, including approximately 20 patents that were issued in the last three years, covering a variety of our products and manufacturing methods.

Operational expertise with global manufacturing capabilities and localized operations:

        We have operations in over 35 countries, including over 50 manufacturing and/or engineering facilities and over 25 service centers. Our global footprint, skilled workforce and ability to drive continuous improvement across all aspects of our organization enable us to deliver a high quality customer experience and also maintain a competitive cost structure.

Highly skilled workforce complemented by a strong, experienced management team:

        Our senior management team has extensive industry and leadership experience. Our eleven executive officers average approximately 29 years of experience in industrial businesses. They have a successful track record in winning new contracts, driving operating efficiency, and leading improvements in technologies and solutions. The management team is committed to creating shareholder value through continued operational improvement, profitable growth, strategic focus around our end markets, and disciplined execution of our capital allocation methodology.

Proven track record of delivering strong financial performance:

        We have a proven track record of driving strong growth and profitability through our highly engineered flow control systems and process equipment solutions, integrated low cost operating footprint and leading market positions. Over the last three years, we have focused on improving profitability through cost reduction efforts, a more disciplined, selective approach on large projects, improved project execution, and an expanded aftermarket presence. As part of this focus, we re-aligned our operational organization to focus more clearly on end markets.

Our Strategy

        We have developed a global, pure-play flow organization with a strong foundation on which to further grow our business. Our goal moving forward is to expand and strengthen our position as a global provider of flow control and process technology solutions. Our strategy is focused in two primary areas: driving sustainable, profitable growth and improving the efficiency of our global manufacturing operations and overall return profile of our business. The core initiatives supporting this strategy include the following:

Driving sustainable, profitable growth:

Increase our aftermarket capabilities and expand our global service center footprint:

        During 2014, approximately 25% of our total revenues were derived from aftermarket parts and services. Our aftermarket business provides a steady source of revenue and cash flows at higher margins than are typical in the sale of original equipment. We have focused initiatives across all three business segments to increase our aftermarket business.

        Our installed base at thousands of customers across the world offers a significant opportunity to expand our aftermarket service business. Today, we only service a small portion of our installed base. As we move forward, we have programs in place to secure the aftermarket business in new installations and we are also working to capture aftermarket business on our historical installations.

        In recent years, we have added resources and increased our capabilities to service our installed base. We have also increased our focus on developing systems with higher levels of our factory content, which supports pull-through of aftermarket parts and services.

        We plan to invest in new service centers, expand our capabilities at existing service centers, and add service technicians to better serve our customers. In 2015, we have planned investments to add service centers in the Middle East and North America. We are also pursuing a strategic service partnership in the Middle East.

Leverage combined technology offerings:

        Many of our products are used in similar applications and are complementary to each other. This includes providing integrated solutions for customers rather than individual components. A key part of this commercial initiative involves leveraging combined technology offerings into highly profitable market segments including oil pipelines, subsea oil exploration, nuclear power, dairy processing and chemical processing.

        As an example, we are leveraging our strong position as a valve supplier with key customer relationships in the North American oil pipeline industry to expand our sales of pipeline pump products.

Further develop global customer relationships:

        As we look to grow our business, we plan to strengthen our current global customer relationships through key account management programs. By increasing our intimacy with customers and gaining a deeper understanding of their business needs and investment plans, we believe we can better position our business to partner and grow with many of our large, multi-national customers.

Expand sales and distribution channels, including e-business solutions:

        Sales and distribution channels are critically important to our business model. As we work to develop stronger relationships with our current channel partners, we are also seeking new and alternative methods to expand our sales channels. One of our key areas of focus is enhancing our e-business solutions to allow customers to purchase original equipment, spares and parts on-line.

        We are also seeking new distribution partners to expand our product offerings into adjacent markets.

Continue to develop new products to enhance our customers' production capabilities:

        We believe the breadth of our product offerings is a competitive advantage that allows us to offer more highly engineered content to customers, particularly on large capital investments that may require multiple components, skidded systems, or automated solutions. We invested approximately $20.0 in research and development during 2014 and are committed to continuing to invest in our product portfolio and expanding into adjacent and complementary technologies.

Expand into adjacent industries, product categories and geographies and selectively pursue acquisitions:

        We intend to leverage our existing end market platforms to not only increase current and new customer penetration, but also to expand into adjacent product categories.

        A disciplined approach to acquisitions is an important part of our growth strategy. We believe that we have created a strong base business and are well-positioned to take advantage of the high level of fragmentation in the flow control and adjacent markets. We have created a thoughtful and stringent framework for evaluating potential acquisitions, joint ventures and minority interest investment opportunities with a particular focus on opportunities that (a) strengthen our existing businesses, (b) expand our product offerings and technological know-how, and/or (c) provide access to new customers from the standpoint of end markets and/or geographies.

Improving Operating Efficiency:

Maintain a disciplined approach to project selection:

        Throughout our business, we have implemented a more disciplined approach to project selection that prioritizes strategic growth and aftermarket annuity streams and also better assesses project risk. We are focusing on new system and product opportunities in higher-growth end market applications. Through disciplined project selection, we have built a more strategic backlog, experienced improved operational execution and are gaining important aftermarket service opportunities.

Continuous operational improvement:

        We strive to continuously improve our operational performance to drive higher customer satisfaction and internal productivity. At the end of 2013, we established a centralized global manufacturing team responsible for driving continuous improvement across our business. As part of this effort, our global manufacturing operations team implemented a scorecard with a consistent set of operating metrics such as on-time delivery, quality, cycle times and safety. This enables us to quickly identify areas of opportunity to improve our operating efficiency. We also have a centralized team of experienced operational experts that we can deploy to help drive operational improvement.

        We believe there is significant potential to drive continuous improvement throughout our organization by focusing on lean principles and value engineering. We have also experienced success by sharing best practices throughout our broader organization.

        Additionally, we continue to work to rationalize our Enterprise Resource Planning ("ERP") systems in an effort to further standardize systems across the organization. We also plan to focus on improving working capital utilization, with a specific emphasis on accounts receivable and inventory turnover rates.

Expand our configured-to-order approach:

        In conjunction with our lean initiatives, we are driving our engineering and commercial teams to capture business that leverages existing engineering designs and manufacturing work flows. This involves pursuing orders that allow our business to reuse the high level of quality engineering involved in designing our products and systems. Our goal is to separate our design and manufacturing processes into modular, repeatable segments. This allows us to leverage the repeatability of common elements in the design and manufacturing process, while also allowing for the customization often required to meet our customers' needs across various stringent applications.

        By driving a configured-to-order approach, we intend to achieve higher efficiency in our engineering and manufacturing operations, more reliable production schedules, better predictability in our supply needs and shorter lead times on delivery to our customers.

Optimize our global footprint through localization and rationalization:

        We have significantly reduced our cost structure through previous restructuring actions. We believe there is significant potential to further optimize our global footprint. We are focused on expanding our global presence in higher growth regions of the world and utilizing lower-cost manufacturing and sourcing opportunities to further reduce our cost structure and remain competitive in the markets we serve.

        We continue to analyze our global footprint and believe there are opportunities to migrate our operations to lower cost regions where we already have successful operations. As part of this initiative, we have purchased land in Bydgoszcz, Poland on which we plan to construct a 300,000 square foot facility. Over the next few years, we intend to shift operations currently in several high cost regions into this new facility in Poland.

        In emerging regions where we see strong potential to sell our products and services, we are working to localize our operations, including our operations in South Korea, China and India.

Leverage global supplier relationships:

        Only approximately 30% of our total sourcing spend is concentrated in enterprise-wide programs. We believe there is a significant opportunity to leverage our global supplier relationships.

Corporate Information

        Our headquarters are located at 13320 Ballantyne Corporate Place, Charlotte, NC 28277. Our telephone number will be (704) 752-4400. Our website address is www.spxflow.com. Information contained on, or connected to, our website or SPX's website does not and will not constitute part of this information statement or the registration statement on Form 10 of which this information statement is a part.

 The Spin-Off

Overview

        On October 29, 2014, SPX announced that its board of directors had unanimously approved a plan to spin-off its Flow Technology reportable segment, its Hydraulic Technologies business, various related legal entities, and certain of its corporate assets and liabilities, and on September 8, 2015, the board of directors of SPX approved the spin-off of Flowco from SPX, following which Flowco will be an independent, publicly-traded company.

        Before our spin-off from SPX, we will enter into a Separation and Distribution Agreement and several other agreements with SPX related to the spin-off. These agreements will govern the relationship between us and SPX after completion of the spin-off and provide for the allocation between us and SPX of various assets, liabilities and obligations. See "Certain Relationships and Related Party Transactions—Agreements with SPX Related to the Spin-Off."

        We expect that, in connection with the spin-off, we will incur indebtedness of approximately $1.0 billion, including $600.0 aggregate principal amount of 6.875% Senior Notes due 2017 (the "2017 Notes"), which we will become obligated to repay. SPX's board of directors believes that following the spin-off we will be well capitalized with sufficient financial flexibility to pursue future growth opportunities.

        The distribution of Flowco common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, SPX has the right to abandon and not complete the spin-off at any time prior to the distribution. See "The Spin-Off—Conditions to the Spin-Off."

Questions and Answers about the Spin-Off

        The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see "The Spin-Off."

Q:
What is the spin-off?

A:
The spin-off is the series of transactions by which Flowco will separate from SPX. To complete the spin-off, SPX will distribute to its shareholders all outstanding shares of Flowco common stock. We refer to this as the distribution. Following the distribution, Flowco will be a separate company from SPX, and SPX will not retain any ownership interest in Flowco. The number of shares of SPX common stock you own will not change as a result of the spin-off.

Q:
What is Flowco?

A:
Flowco is a wholly-owned direct subsidiary of SPX whose shares will be distributed to SPX shareholders upon completion of the spin-off. Flowco consists of SPX's Flow Technology reportable segment, SPX's Hydraulic Technologies business, various related legal entities, and certain SPX corporate assets and liabilities. After we complete the spin-off, Flowco will be an independent public company. Its broad component offerings will include a variety of centrifugal and reciprocating pumps, various control valves, filtration and dehydration equipment, mixers, plate heat exchangers and hydraulic technologies. It will also provide skidded and full-line systems, as well as aftermarket replacement components, parts and services. We believe that Flowco is well-positioned for future growth and operational improvement as a leading provider of highly engineered flow technologies, solutions and aftermarket parts and services for food and beverage, power and energy and industrial applications.

Q:
What will I receive in the spin-off?

A:
As a holder of SPX common stock, you will retain your SPX shares and will receive one share of Flowco stock for every share of SPX common stock you own as of the record date. For a more detailed description, see "The Spin-Off."

Q:
Why is the separation of Flowco structured as a spin-off?

A:
On October 29, 2014, the board of directors of SPX approved a plan to spin off SPX's Flow Technology reportable segment, its Hydraulic Technologies business, various related legal entities, and certain of its corporate assets and liabilities, into a new company. SPX believes that a spin-off is the most efficient way to accomplish a separation of our business from SPX for several reasons including: (i) a spin-off offers a higher degree of certainty of completion in a timely manner than other separation transactions, lessening disruption to SPX's business operations; (ii) a spin-off provides greater assurance that decisions regarding SPX's and our capital structure support future financial stability; and (iii) SPX intends that a spin-off be a tax-free distribution of Flowco common stock to SPX shareholders. After evaluating the feasibility of other alternatives, including the possibility of selling one or more businesses of SPX, SPX believes that a spin-off will enhance the long-term value of both SPX and Flowco. See "The Spin-Off—Reasons for the Spin-Off."

Q:
When is the record date for the distribution?

A:
The record date will be the close of business, Eastern time, on September 16, 2015.

Q:
When will the distribution occur?

A:
The distribution will be effective at 11:59 p.m., Eastern time, on September 26, 2015. Flowco expects that it will take the distribution agent, acting on behalf of SPX, up to two weeks after the distribution date to fully distribute the shares of Flowco common stock to SPX shareholders. The ability to trade Flowco shares will not be affected during that time.

Q:
What are the reasons for and benefits of separating Flowco from SPX?

A:
SPX believes the spin-off will provide a number of benefits, including:

•
The creation of two strong, stand-alone companies with leading positions in the markets they serve.

•
Flowco will be a pure-play flow company, well-positioned as a leading provider of flow technologies across food and beverage, power and energy and industrial markets.

•
SPX will be well-positioned as a leading supplier of power, HVAC and highly engineered infrastructure products.

•
Allowing investors to gain a better understanding and distinctly value the unique attributes of each of the future separate companies.

•
Enhancing the ability of the management team of each company to pursue a more focused commercial and operational strategy aligned to the best interests of its business, customers, suppliers, other business partners and shareholders.

•
Providing the ability to more closely align incentive compensation with the nature of each business, as well as the ability to attract and retain key employees.

•
Allowing the opportunity for each company to implement a capital structure that best supports and reflects its respective business and financial profile, fiscal policy and capital allocation methodology.

  •
  Increasing the flexibility for both future companies to independently evaluate and pursue organic and inorganic growth opportunities without limitations inherent in the existing SPX entity.

  For a more detailed discussion of the reasons for the spin-off, see "The Spin-Off—Reasons for the Spin-Off."

Q:
What are the risks associated with the spin-off?

A:
An investment in Flowco common stock is subject to both general and specific risks relating to Flowco's business in general and the industries in which it operates, the spin-off, and ownership of Flowco common stock.

  Risks relating to our business in general and the industries in which we operate range from macroeconomic and competitive risk to the structure of our company, to litigation and other matters.

  Risks relating to the spin-off include that we may not achieve some or all of the expected benefits of the spin-off; the risk that we incur greater costs as an independent company than we did when we were a part of SPX; and the risk that we and/or SPX and the SPX shareholders become subject to significant tax liabilities because the distribution fails to qualify for its intended tax-free treatment.

  Risks relating to the ownership of Flowco common stock include the risk that an active trading market for our common stock may not develop or be sustained after the spin-off; the risk that the price of our common stock fluctuates significantly following the spin-off or substantial sales of our common stock occur in connection with the spin-off; and the risk that certain provisions in Flowco's amended and restated certificate of incorporation and bylaws, certain provisions of Delaware law and Flowco's agreements with SPX may prevent or delay an acquisition by Flowco or other strategic transactions.

  The above list of risk factors is not exhaustive. Please read the information in the section entitled "Risk Factors" starting on page 18 for a more thorough description of these and other risks.

Q:
Can SPX decide to cancel the spin-off even if all the conditions to the spin-off have been satisfied?

A:
SPX has the right to abandon and not complete the spin-off at any time prior to the distribution.

Q:
What is being distributed in the spin-off?

A:
Approximately 41 million shares of Flowco common stock will be distributed in the spin-off, based on the number of shares of SPX common stock expected to be outstanding as of the record date. The actual number of shares of Flowco common stock to be distributed will be calculated on September 16, 2015, the record date for the distribution. The shares of Flowco common stock to be distributed by SPX will constitute all issued and outstanding shares of Flowco common stock immediately prior to the distribution. For more information on the shares being distributed in the spin-off, see "Description of Capital Stock—Common Stock."

Q:
What do I have to do to participate in the spin-off?

A:
You do not need to take any action, although we urge you to read this entire document carefully. No shareholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of Flowco common stock. You will not be required to pay anything for the new shares or to surrender any shares of SPX common stock to participate in the spin-off.

Q:
How will the spin-off affect equity awards held by SPX employees?

A:
SPX employees and directors with vested stock will be treated in the same manner as any other SPX shareholder.

  The treatment of stock options and unvested equity awards held by SPX employees and directors is described in "Executive Compensation—Compensation Discussion and Analysis—2015 Compensation Changes" beginning on page 115.

  For more information on the treatment of equity awards, see "The Spin-Off—Treatment of Equity Awards."

Q:
What are the U.S. federal income tax consequences of the distribution to SPX shareholders?

A:
The distribution is conditioned upon, among other matters, SPX's receipt of an opinion of Fried, Frank, Harris, Shriver & Jacobson LLP ("Tax Counsel"), that is consistent with SPX's intent that the spin-off be tax-free to SPX and SPX's shareholders, for U.S. federal income tax purposes. Assuming that the spin-off qualifies as a transaction that generally is tax-free under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended ("Code"), SPX shareholders generally will not be required, for U.S. federal income tax purposes, to recognize any gain or loss or to include any amount in their income upon their receipt of shares of Flowco common stock in the distribution.

  For more information regarding the material U.S. federal income tax consequences to you of the distribution, please refer to "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution." WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO YOU, INCLUDING ANY CONSEQUENCES UNDER STATE, LOCAL OR NON-U.S. LAW.

Q:
How will I determine the tax basis I will have in the Flowco common stock I receive in the distribution?

A:
Generally, for U.S. federal income tax purposes, assuming your receipt of shares of Flowco common stock in the distribution is tax-free, the tax basis in the shares of SPX common stock that you hold immediately prior to the distribution will be allocated between such shares and the shares of Flowco common stock you receive in the distribution in proportion to the relative fair market values of such shares immediately following the distribution. You should consult your tax advisor about how this allocation will work in your situation (including if you have purchased SPX shares at different times or for different amounts) and regarding any particular consequences of the distribution to you, including under state, local or non-U.S. law. For more information regarding the material U.S. federal income tax consequences to you of the distribution, please refer to "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution."

Q:
Will the Flowco common stock be listed on a stock exchange?

A:
Yes. Although there is no current public market for Flowco common stock, Flowco has applied for authorization to list its common stock on the NYSE under the symbol "FLOW." We anticipate that trading of Flowco common stock will commence on a "when-issued" basis beginning on or shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading of Flowco common stock will end and "regular-way" trading will begin. "Regular-way" trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See "The Spin-Off—Trading Market for Our Common Stock" for more information.

Q:
Will my shares of SPX common stock continue to trade?

A:
Yes. SPX common stock will continue to be listed and trade on the NYSE. In connection with the spin-off, we expect SPX stock to trade under a new symbol "SPXC."

Q:
If I sell, on or before the distribution date, shares of SPX common stock that I held on the record date, am I still entitled to receive shares of Flowco common stock distributable with respect to the shares of SPX common stock I sold?

A:
Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, SPX's common stock will begin to trade in two markets on the NYSE: a "regular-way" market and an "ex-distribution" market. If you are a holder of record of shares of SPX common stock as of the record date for the distribution and choose to sell those shares in the regular-way market after the record date for the distribution and before the distribution date, you also will be selling the right to receive shares of Flowco common stock in connection with the spin-off. However, if you are a holder of record of shares of SPX common stock as of the record date for the distribution and choose to sell those shares in the ex-distribution market after the record date for the distribution and before the distribution date, you will not be selling the right to receive shares of Flowco common stock in connection with the spin-off and you will still receive shares of Flowco common stock.

Q:
Will the spin-off affect the trading price of my SPX stock?

A:
Yes, we expect the trading price of shares of SPX common stock immediately following the distribution will be lower than the price of shares of SPX in the "regular-way" market immediately prior to the distribution because it will no longer reflect the value of SPX's existing Flow Technology reportable segment, its Hydraulic Technologies business, various related legal entities, and certain SPX corporate assets and liabilities. However, we cannot predict or provide you with any assurance as to the price at which the SPX shares will trade following the spin-off.

Q:
What are the financing plans for Flowco?

A:
We expect that, in connection with the spin-off, we will incur indebtedness of approximately $1.0 billion, including $600.0 aggregate principal amount of the 2017 Notes, which we will become obligated to repay.

Q:
What will the relationship be between SPX and Flowco after the spin-off?

A:
Following the spin-off, Flowco will be an independent, publicly-traded company and SPX will have no continuing stock ownership interest in Flowco. In conjunction with the spin-off, Flowco will have entered into a Separation and Distribution Agreement and several other agreements with SPX for the purpose of allocating between Flowco and SPX various assets, liabilities and obligations. These agreements will also govern Flowco's relationship with SPX following the spin-off. These agreements will also include arrangements for transitional services. We describe these agreements in more detail under "Certain Relationships and Related Party Transactions."

Q:
What will Flowco's dividend policy be after the spin-off?

A:
Flowco's dividend policy will be established by the Flowco board of directors (the "Board") based on Flowco's financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that the

  Board considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. For more information, see "Dividend Policy."

Q:
Will Flowco have a stock repurchase program after the spin-off?

A:
We do not expect Flowco to have a stock repurchase program in place immediately following the spin-off.

Q:
Will I have appraisal rights in connection with the spin-off?

A:
As a holder of SPX's common stock, you will not have any appraisal rights in connection with the spin-off.

Q:
Who will be the transfer agent for Flowco common stock after the spin-off?

A:
After the distribution, the transfer agent for Flowco's common stock will be Computershare.

Q:
Who is the distribution agent for the spin-off?

A:
The distribution agent for the spin-off will be Computershare.

Q:
Where can I get more information?

A:
If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

Computershare
P.O. Box 30170
College Station, TX 77842-3170
Telephone:
Inside the United States
877-498-8861
Outside the United States
781-575-2879
TDD/TTY for hearing impaired
800-952-9245

Before the spin-off, if you have any questions relating to the spin-off, you should contact SPX at:

SPX Corporation
13320-A Ballantyne Corporate Place
Charlotte, NC 28277
Attention: Investor Relations
Phone: (704) 752-4486
www.spx.com/en/investor-relations

After the spin-off, if you have any questions relating to Flowco, you should contact Flowco at:

SPX FLOW, Inc.
13320 Ballantyne Corporate Place
Charlotte, NC 28277
Attention: Ryan Taylor, VP, Communications, Market Insights & Financial Planning
Phone: (704) 752-4486
ryan.taylor@spx.com

 Summary of the Spin-Off

Distributing Company	SPX Corporation, a Delaware corporation. After the distribution, SPX will own no shares of Flowco common stock.
Distributed Company	SPX FLOW, Inc., a newly-formed Delaware corporation and a wholly-owned direct subsidiary of SPX. After the spin-off, Flowco will be an independent, publicly-traded company.
Distributed Securities	All shares of Flowco common stock owned by SPX, which will be 100% of Flowco common stock issued and outstanding immediately prior to the distribution.
Record Date	The record date for the distribution is the close of business, Eastern time, on September 16, 2015.
Distribution Date	The distribution will be effective at 11:59 p.m., Eastern time, on September 26, 2015.
Internal Reorganization

As part of the spin-off, SPX is undergoing an internal reorganization that will, among other things, result in Flowco owning SPX's existing Flow Technology reportable segment, its Hydraulic Technologies business, various related legal entities, and certain of its corporate assets and liabilities. For more information, see the description of this internal reorganization in "The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization."

Indebtedness and Other Financing Arrangements

We expect that, in connection with the spin-off, we will incur indebtedness of approximately $1.0 billion, including $600.0 aggregate principal amount of the 2017 Notes, which we will become obligated to repay.

Distribution Ratio	Each holder of SPX common stock will receive one share of Flowco common stock for every share of SPX common stock held on the record date.
The Distribution

On the distribution date, SPX will release the shares of Flowco common stock to the distribution agent to distribute to SPX shareholders. The shares will be distributed in book-entry form, which means that no physical share certificates will be issued. We expect that it will take the distribution agent up to two weeks to electronically issue shares of Flowco common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will receive written advice from the distribution agent as to the number of Flowco shares that have been issued to you, about two weeks following our public announcement that the distribution has taken place. Any delay in the electronic issuance of Flowco shares by the distribution agent will not affect trading in Flowco common stock. Following the distribution, shareholders who hold their shares in book-entry form may request that their shares be transferred to a brokerage or other account at any time. You will not be required to make any payment, to surrender or exchange your shares of SPX common stock or to take any other action to receive your shares of Flowco common stock.
Conditions to the Spin-Off	Completion of the spin-off is subject to the satisfaction or waiver by SPX of the following conditions:

•

Flowco's registration statement on Form 10, of which this information statement is a part, shall have become effective under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with no stop order in effect with respect thereto, and this information statement shall have been mailed to the shareholders of SPX;

• Flowco common stock shall have been approved for listing on the NYSE, subject to official notice of distribution;
• SPX shall have received from Tax Counsel an opinion that is consistent with SPX's intent that the spin-off be tax-free to SPX and SPX's shareholders for U.S. federal income tax purposes;
• All permits, registrations and consents required under state and foreign securities or blue sky laws in connection with the distribution shall have been obtained and be in full force and effect;

•

No order or other legal restraint preventing the distribution or any of the related transactions shall be in effect, and no other event shall have occurred or failed to occur that prevents the distribution or any of the related transactions;

• All governmental approvals necessary to complete the distribution shall have been obtained and be in effect;

•

The financing arrangements contemplated to be entered into by SPX and Flowco in connection with the separation shall have been executed and delivered and the proceeds of those financing shall have been (or substantially concurrently will be) received by Flowco and SPX, as applicable;

•

The board of directors of SPX shall have received an opinion in form and substance satisfactory to the board of directors of SPX with respect to the solvency, capital adequacy and sufficiency of surplus of each of SPX and Flowco after giving effect to the separation and distribution (see "The Spin-Off—Capital Adequacy Opinion"); and

•

No events or developments shall have occurred or exist that, in the judgment of the board of directors of SPX, in its sole and absolute discretion, make it inadvisable to effect the distribution or the related transactions, or would result in the distribution or the related transactions not being in the best interest of SPX or its shareholders.

These conditions are for the sole benefit of SPX and do not give rise to or create any duty on the part of SPX or the board of directors of SPX to waive or not waive any such condition. SPX may, in its sole and absolute discretion, determine all terms of the distribution, including the form, structure and terms of any transactions to effect the distribution and the timing of and conditions to the consummation of the distribution. In addition, SPX may, at any time prior to the distribution, decide to abandon the distribution or modify or change the terms of the distribution.

Trading Market and Symbol

We have applied for authorization to list Flowco common stock on the NYSE under the ticker symbol "FLOW." We anticipate that, beginning on or shortly before the record date, trading of shares of Flowco common stock will begin on a "when-issued" basis and will continue up to and including the distribution date, and we expect "regular-way" trading of Flowco common stock will begin the first trading day after the distribution date. We also anticipate that, beginning on or shortly before the record date, there will be two markets in SPX common stock: a regular-way market on which shares of SPX common stock will trade with an entitlement to shares of Flowco common stock to be distributed in the distribution, and an "ex-distribution" market on which shares of SPX common stock will trade without an entitlement to shares of Flowco common stock. For more information, see "The Spin-Off—Trading Market for Our Common Stock."

Material U.S. Federal Income Tax Consequences

The distribution is conditioned upon, among other matters, SPX's receipt from Tax Counsel of an opinion that is consistent with SPX's intent that the spin-off be tax-free to SPX and SPX's shareholders for U.S. federal income tax purposes. Assuming that the spin-off qualifies as a transaction that generally is tax-free under Sections 355 and 368(a)(1)(D) of the Code, SPX shareholders generally will not be required, for U.S. federal income tax purposes, to recognize any gain or loss or to include any amount in their income upon their receipt of shares of Flowco common stock in the distribution.

For more information regarding the material U.S. federal income tax consequences of the distribution, please refer to "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution."
SPX SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM OF THE DISTRIBUTION, INCLUDING ANY CONSEQUENCES UNDER STATE, LOCAL OR NON-U.S. LAW.

Relationship with SPX after the Spin-Off

We will enter into a Separation and Distribution Agreement and other agreements with SPX prior to the spin- off. These agreements will govern our relationship with SPX after completion of the spin-off and provide for the allocation between us and SPX of various assets, liabilities, and obligations. In addition, we will enter into a Transition Services Agreement with SPX under which SPX will provide us with certain services, and we will provide SPX with certain services, on an interim basis following the distribution. We also will enter into an Employee Matters Agreement that will set forth our agreements with SPX concerning certain employee compensation and benefit matters. Further, we will enter into a Tax Matters Agreement with SPX that will, among other things, allocate responsibility for certain taxes, require us to indemnify SPX in certain instances for taxes resulting from the spin-off and contain certain restrictions (which generally relate to acquisitions of our stock and similar transactions) designed to preserve the intended tax-free treatment of the spin-off. We will also enter into a Trademark License Agreement, pursuant to which we will license rights to use described logos and other trademarks to SPX. We describe these arrangements in greater detail under "Certain Relationships and Related Party Transactions—Agreements with SPX Related to the Spin-Off," and describe some of the risks of these arrangements under "Risk Factors—Risks Relating to the Spin-Off."

Dividend Policy

Flowco's dividend policy will be established by the Board based on Flowco's financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that the Board considers relevant. In addition, the terms of the agreements governing our new debt will, and debt that we may incur in the future may, limit or prohibit the payments of dividends. For more information, see "Dividend Policy."

Distribution Agent	Computershare.
Risk Factors

We face both general and specific risks and uncertainties relating to our business, our relationship with SPX and our being an independent, publicly-traded company. We also are subject to risks relating to the spin-off. You should carefully read "Risk Factors" beginning on page 18 of this information statement.

 Summary Historical and Unaudited Pro Forma Combined Financial Data

        The table below presents summary historical and unaudited pro forma combined financial data for the periods indicated. We derived the summary pro forma combined financial data as of and for the six months ended June 27, 2015, and for the year ended December 31, 2014, from the unaudited pro forma condensed combined financial statements included elsewhere in this information statement, and the summary historical combined financial data (i) as of and for the six months ended June 27, 2015 and (ii) for the six months ended June 28, 2014 from the unaudited condensed combined financial statements included elsewhere in this information statement. We derived the summary historical combined financial data as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, from our audited combined financial statements included elsewhere in this information statement. We derived the summary historical combined financial data as of June 28, 2014 and December 31, 2012 from our unaudited combined financial statements that are not included in this information statement.

        The unaudited pro forma condensed combined financial statements do not purport to represent what our financial position and results of operations would have been had the distribution and related transactions summarized under "Certain Relationships and Related Party Transactions" occurred on the dates indicated or to project our financial performance for any future period. In addition, the unaudited pro forma condensed combined financial statements are provided for illustrative and informational purposes only and are not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-spin-off capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such period. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable, but actual results may differ from the pro forma adjustments. These adjustments are subject to change based on the finalization of the Separation and Distribution Agreement with SPX and the other agreements described under "Certain Relationships and Related Party Transactions." In addition, they are not necessarily indicative of our future results of operations or financial condition.

        You should read this summary financial data together with "Capitalization," "Unaudited Pro Forma Condensed Combined Financial Statements," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and accompanying notes included in this information statement.

	As of and for the Six Months Ended			As of and for the Year Ended
	June 27,		June 28,	December 31,
	Pro Forma 2015	2015	2014	Pro Forma 2014	2014	2013	2012
Revenues	$1,186.3	$1,186.3	$1,365.6	$2,769.6	$2,769.6	$2,804.8	$2,846.3
Operating income	98.4	98.4	109.4	254.6	254.6	231.2	188.9
Net income attributable to Flowco	61.1	70.5	57.2	119.0	134.5	131.0	126.9
Total assets	3,482.8	3,952.9	4,444.3	N/A	4,028.1	4,490.7	3,918.4
Long-term debt (including capital lease obligations)	1,009.7	397.2	990.7	N/A	976.6	965.1	762.9

RISK FACTORS

        You should carefully consider each of the following risks and uncertainties, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this information statement. Some of the risks and uncertainties described below relate to our business, while others relate to the spin-off. Other risks relate principally to the securities markets and ownership of our common stock.

        If any of the following events actually occur, our business, financial condition or financial results could be materially adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties that we do not presently know about or currently believe are not material may also adversely affect our business and operations.

Risks Relating to Our Business

Difficulties presented by international economic, political, legal, accounting and business factors could negatively affect our business.

        We are an increasingly global company. In 2014, over 65% of our revenues were generated outside the United States. We have placed a particular emphasis on expanding our presence in emerging markets. As part of our strategy, we manage businesses with manufacturing facilities worldwide. Our reliance on non-U.S. revenues and non-U.S. manufacturing bases exposes us to a number of risks, including:

  •
  Significant competition could come from local or long-term participants in non-U.S. markets who may have significantly greater market knowledge and substantially greater resources than we do;

  •
  Local customers may have a preference for locally-produced products;

  •
  Failure to comply with U.S. or non-U.S. laws regulating trade, such as the U.S. Foreign Corrupt Practices Act, and other anti-corruption laws, could result in adverse consequences, including fines, criminal sanctions, or loss of access to markets;

  •
  Credit risk or financial condition of local customers and distributors could affect our ability to market our products or collect receivables;

  •
  Regulatory or political systems or barriers may make it difficult or impossible to enter or remain in new markets. In addition, these barriers may impact our existing businesses, including making it more difficult for them to grow;

  •
  Local political, economic and social conditions, including the possibility of hyperinflationary conditions, political instability, nationalization of private enterprises, or unexpected changes relating to currency could adversely impact our operations;

  •
  Customs and tariffs may make it difficult or impossible for us to move our products or assets across borders in a cost-effective manner;

  •
  Complications related to shipping, including delays due to weather, labor action, or customs, may impact our profit margins or lead to lost business;

  •
  Government embargoes or foreign trade restrictions such as anti-dumping duties, as well as the imposition of trade sanctions by the United States or the European Union against a class of products imported from or sold and exported to, or the loss of "normal trade relations" status with, countries in which we conduct business, could significantly increase our cost of products imported into the United States or Europe or reduce our sales and harm our business;

  •
  Environmental and other laws and regulations could increase our costs or limit our ability to run our business;

  •
  Our ability to obtain supplies from foreign vendors and ship products internationally may be impaired during times of crisis or otherwise;

  •
  Local, regional or worldwide hostilities could impact our operations; and

  •
  Distance, language and cultural differences may make it more difficult to manage our business and employees and to effectively market our products and services.

        Any of the above factors or other factors affecting social and economic activity in emerging markets or affecting the movement of people and products into and from these countries to our major markets, including North America and Europe, could have a significant negative effect on our operations.

Many of the markets in which we operate are cyclical or are subject to industry events, and our results have been and could be affected as a result.

        Many of the markets in which we operate are subject to general economic cycles or industry events. In addition, certain of our businesses are subject to market-specific cycles, including, but not limited to the food and beverage markets and the oil and gas, chemical, mining, and petrochemical markets.

        Contract timing on large construction projects, including food and beverage systems and projects in the oil and gas industries, may cause significant fluctuations in revenues and profits from period to period.

        The businesses of many of our customers, particularly oil and gas companies, chemical companies and general industrial companies, are to varying degrees cyclical and have experienced, and may continue to experience, periodic downturns. Cyclical changes and specific industry events could also affect sales of products in our other businesses. Downturns in the business cycles of our different operations may occur at the same time, which could exacerbate any adverse effects on our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Reportable Segments." In addition, certain of our businesses have seasonal fluctuations. Historically, some of our key businesses tend to be stronger in the second half of the year.

Our business depends on capital investment and maintenance expenditures by our customers.

        Demand for most of our products and services depends on the level of new capital investment and planned maintenance expenditures by our customers. The level of capital expenditures by our customers fluctuates based on planned expansions, new builds, and repairs, commodity prices, general economic conditions, availability of credit, and expectations of future market behavior. Any of these factors, individually or in the aggregate, could have a material adverse effect on our customers and, in turn, our business, financial condition, results of operations and cash flows.

Our customers could be impacted by commodity availability and price fluctuations.

        A number of factors outside our control, including fluctuating commodity prices, impact the demand for our products. Increased commodity prices may increase our customers' cost of doing business, thus causing them to delay or cancel large capital projects.

        On the other hand, declining commodity prices may cause mines, oil refineries, oil and gas extraction fields and other customers to delay or cancel projects relating to the production of such commodities. For example, recent declines in oil prices have led to reduced revenues in our oil and gas business. Reduced demand for our products and services could result in the delay or cancellation of existing orders or lead to excess manufacturing capacity, which unfavorably impacts our absorption of fixed manufacturing costs. This reduced demand may also erode average selling prices in the relevant market.

The price and availability of raw materials may adversely affect our business.

        We are exposed to a variety of risks relating to the price and availability of raw materials. In recent years, we have faced volatility in the prices of many of our key raw materials, including petroleum-based products, steel and copper. Increases in the prices of raw materials or shortages or allocations of materials may have a material adverse effect on our financial position, results of operations or cash flows, as we may not be able to pass cost increases on to our customers, or our sales may be reduced. We are subject to long-term supplier contracts that may increase our exposure to pricing fluctuations.

Credit and counterparty risks could harm our business.

        The financial condition of our customers could affect our ability to market our products or collect receivables. In addition, financial difficulties faced by our customers may lead to cancellation or delay of orders.

        Our customers may suffer financial difficulties that make them unable to pay for a project when completed, or they may decide not to pay us, either as a matter of corporate decision-making or in response to changes in local laws and regulations. We cannot assure you that expenses or losses for uncollectible amounts will not have a material adverse effect on our revenues, earnings and cash flows.

Failure to protect or unauthorized use of our intellectual property may harm our business.

        Despite our efforts to protect our proprietary rights, unauthorized parties or competitors may copy or otherwise obtain and use our products or technology. The steps we have taken may not prevent unauthorized use of our technology or knowledge, particularly in foreign countries where the laws may not protect our proprietary rights to the same extent as in the United States. Costs incurred to defend our rights may be material.

If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

        We are increasingly dependent on information technology ("IT") networks and systems, including the Internet, to process, transmit and store electronic information. In particular, we depend on such IT infrastructure for electronic communications among our locations around the world and between our personnel and suppliers and customers, and we rely on the systems and services of a variety of vendors to meet our data processing and communication needs. Despite our implementation of security measures, cybersecurity threats, such as malicious software, phishing attacks, computer viruses and attempts to gain unauthorized access, cannot be completely mitigated. Security breaches of our, our customers' and our vendors' IT infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information, including our intellectual property, trade secrets, customer information or other confidential business information. If we are unable to prevent, detect or adequately respond to such breaches, our operations could be disrupted, our competitiveness could be adversely affected or we may suffer financial damage or loss because of lost or misappropriated information. Such incidents also could require significant management attention and resources and increased costs.

Currency conversion risk could have a material impact on our reported results of business operations.

        Our operating results are translated into U.S. dollars for reporting purposes. The strengthening or weakening of the U.S. dollar against other currencies in which we conduct business could result in unfavorable translation effects as the results of transactions in foreign countries are translated into U.S. dollars. Increased strength of the U.S. dollar will increase the effective price of our products sold in U.S. dollars into other countries, which may have a material adverse effect on sales or require us to lower our prices, and also decrease our reported revenues or margins related to sales conducted in foreign currencies to the extent we are unable or determine not to increase local currency prices. Likewise, decreased strength of the U.S. dollar could have a material adverse effect stemming from the cost of materials and products purchased overseas.

We are subject to laws, regulations and potential liability relating to claims, complaints and proceedings, including those relating to environmental and other matters.

        We are subject to various laws, ordinances, regulations and other requirements of government authorities in the United States and other nations. With respect to acquisitions, divestitures and continuing operations, we may acquire or retain liabilities of which we are not aware, or which are of a different character or magnitude than expected. Additionally, changes in laws, ordinances, regulations or other governmental policies may significantly increase our expenses and liabilities.

        We are subject to domestic and international environmental protection laws and regulations with respect to our business operations and are operating in compliance with, or taking action aimed at ensuring compliance with, these laws and regulations. There can be no assurance that our compliance obligations with environmental protection laws and regulations, individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or cash flows.

        Numerous claims, complaints and proceedings arising in the ordinary course of business, including those relating to litigation matters (e.g., class actions, derivative lawsuits and contracts, intellectual property and competitive claims), environmental matters, and risk management matters (e.g., product and general liability, automobile, and workers' compensation claims), have been filed or are pending against us and certain of our subsidiaries. From time to time, we face actions by governmental authorities, both in and outside the United States. Additionally, we may become subject to significant claims of which we are currently unaware or the claims of which we are aware may result in our incurring a significantly greater liability than we anticipate. Our insurance may be insufficient or unavailable (e.g., because of insurer insolvency) to protect us against potential loss exposures.

        We devote significant time and expense to defend against the various claims, complaints and proceedings brought against us, and we cannot assure you that the expenses or distractions from operating our businesses arising from these defenses will not increase materially.

        We cannot assure you that our accruals and rights to indemnity and insurance will be sufficient, that recoveries from insurance or indemnification claims will be available or that any of our current or future claims or other matters will not have a material adverse effect on our financial position, results of operations or cash flows.

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Use of Estimates—Contingent Liabilities" and Note 13 to our annual combined financial statements for further discussion.

Governmental laws and regulations could negatively affect our business.

        Changes in laws and regulations to which we are or may become subject could have a significant negative impact on our business. In addition, we could face material costs and risks if it is determined that we have failed to comply with relevant law and regulation. Failure to comply with U.S. or non-U.S.

laws regulating trade, such as the U.S. Foreign Corrupt Practices Act, and other anti-corruption laws, could result in adverse consequences, including fines, criminal sanctions, or loss of access to markets.

        In addition, costs associated with regulatory compliance can be difficult to predict. If we underestimate the time or costs required to comply with our legal and regulatory obligations, our actual costs may significantly exceed our projections, which could impact our results of operations.

Changes in tax laws and regulations or other factors could cause our income tax rate to increase, potentially reducing our net income and adversely affecting our cash flows.

        As a global manufacturing company, we are subject to taxation in various jurisdictions around the world. In preparing our financial statements, we calculate our effective income tax rate based on current tax laws and regulations and the estimated taxable income within each of these jurisdictions. Our effective income tax rate, however, may be higher due to numerous factors, including changes in tax laws or regulations. An effective income tax rate significantly higher than our expectations could have an adverse effect on our business, results of operations and liquidity.

        Officials in some of the jurisdictions in which we do business have proposed, or announced that they are reviewing, tax changes that could potentially increase taxes, and other revenue-raising laws and regulations, including those that may be enacted as a result of the OECD Base Erosion and Profit Shifting project. Any such changes in tax laws or regulations could impose new restrictions, costs or prohibitions on existing practices as well as reduce our net income and adversely affect our cash flows.

Cost overruns, delays, penalties or liquidated damages could negatively impact our results, particularly with respect to long-term fixed-price contracts.

        Substantially all our revenues are recorded and earned under fixed-price arrangements. A portion of our revenues and earnings is generated through long-term contracts. We recognize revenues for the majority of these long-term contracts using the percentage-of-completion method of accounting whereby revenues and expenses, and thereby profit, in a given period are determined based on our estimates as to the project status and the costs remaining to complete a particular project. During 2014, 2013 and 2012, approximately 21%, 22% and 24%, respectively, of our total revenues were recorded under the percentage-of-completion method.

        Estimates of total revenues and cost at completion are subject to many variables, including the length of time to complete a contract. In addition, contract delays may negatively impact these estimates and our revenues and earnings results for affected periods.

        To the extent that we underestimate the remaining cost or time to complete a project, we may overstate the revenues and profit in a particular period. Further, certain of these contracts provide for penalties or liquidated damages for failure to timely perform our obligations under the contract, or require that we, at our expense, correct and remedy to the satisfaction of the other party certain defects. Because substantially all of our long-term contracts are at a fixed price, we face the risk that cost overruns, delays, penalties or liquidated damages may exceed, erode or eliminate our expected profit margin, or cause us to record a loss on our projects.

The loss of key personnel and an inability to attract and retain qualified employees could have a material adverse effect on our operations.

        We are dependent on the continued services of our leadership team. The loss of these personnel without adequate replacement could have a material adverse effect on our operations. Additionally, we need qualified managers and skilled employees with technical and manufacturing industry experience in many locations in order to operate our business successfully. From time to time, there may be a shortage of skilled labor, which may make it more difficult and expensive for us to attract and retain qualified employees. If we were unable to attract and retain sufficient numbers of qualified individuals or our costs to do so were to increase significantly, our operations could be materially adversely affected.

We operate in highly competitive markets. Our failure to compete effectively could harm our business.

        We sell our products in highly competitive markets, which could result in pressure on our profit margins and limit our ability to maintain or increase the market share of our products. We compete on a number of fronts, including on the basis of product offerings, technical capabilities, quality, service and pricing. We have a number of competitors with substantial technological and financial resources, brand recognition and established relationships with global service providers. Some of our competitors have low cost structures, support from local governments, or both. In addition, new competitors may enter the markets in which we participate. Competitors may be able to offer lower prices, additional products or services or a more attractive mix of products or services, or services or incentives that we cannot or will not match. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns, and make more attractive offers to potential customers, employees and strategic partners. In addition, competitive environments in slow-growth markets, to which some of our businesses have exposure, have been inherently more influenced by pricing and domestic and global economic conditions. To remain competitive, we must invest in manufacturing, marketing, customer service and support and our distribution networks. No assurances can be made that we will have sufficient resources to continue to make the investment required to maintain or increase our market share or that our investments will be successful. If we do not compete successfully, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our strategy to outsource various elements of the products and services we sell subjects us to the business risks of our suppliers and subcontractors, which could have a material adverse impact on our operations.

        In areas where we depend on third-party suppliers and subcontractors for outsourced products, components or services, we are subject to the risk of customer dissatisfaction with the quality or performance of the products or services we sell due to supplier or subcontractor failure. In addition, business difficulties experienced by a third-party supplier or subcontractor can lead to the interruption of our ability to obtain outsourced products or services and ultimately our inability to supply products or services to our customers. Third-party supplier and subcontractor business interruptions can include, but are not limited to, work stoppages, union negotiations and other labor disputes. Current economic conditions could also impact the ability of suppliers and subcontractors to access credit and, thus, impair their ability to provide us quality products or services in a timely manner, or at all.

We may not achieve the expected cost savings and other benefits of our acquisitions.

        We strive for and expect to achieve cost savings in connection with our acquisitions, including: (i) manufacturing process and supply chain rationalization, (ii) streamlining redundant administrative overhead and support activities, and (iii) restructuring and repositioning sales and marketing organizations to eliminate redundancies. Cost savings are inherently difficult to predict, and we cannot assure you that we will achieve expected, or any, cost savings. In addition, we cannot assure you that unforeseen factors will not offset the estimated cost savings or other benefits from our acquisitions. As a result, anticipated benefits could be delayed, differ significantly from our estimates and the other information contained in this report, or not be realized.

Our failure to successfully complete acquisitions could negatively affect us.

        We may not be able to consummate desired acquisitions, which could materially impact our growth rate, results of operations, future cash flows and stock price. Our ability to achieve our goals depends upon, among other things, our ability to identify and successfully acquire companies, businesses and product lines, to effectively integrate them and to achieve cost savings and other synergies. We may also be unable to raise additional funds necessary to consummate these acquisitions. In addition, decreases in our stock price may adversely affect our ability to consummate acquisitions. Competition for acquisitions in our business areas may be significant and result in higher prices for businesses, including businesses that we may target, which may also affect our acquisition rate or benefits achieved from our acquisitions.

Our failure to successfully integrate acquisitions could have a negative effect on our operations; our acquisitions could cause financial difficulties.

        Our acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

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  Adverse effects on our reported operating results due to charges to earnings, including impairment charges associated with goodwill and other intangibles;

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  Diversion of management attention from core business operations;

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  Integration of technology, operations, personnel and financial and other systems;

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  Increased expenses;

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  Increased foreign operations, often with unique issues relating to corporate culture, compliance with legal and regulatory requirements and other challenges;

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  Assumption of known and unknown liabilities and exposure to litigation;

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  Increased levels of debt or dilution to existing shareholders; and

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  Potential disputes with the sellers of acquired businesses, technology, services or products.

        In addition, internal controls over financial reporting of acquired companies may not be compliant with required standards. Issues may exist that could rise to the level of significant deficiencies or, in some cases, material weaknesses, particularly with respect to foreign companies or non-public U.S. companies.

        Our integration activities may place substantial demands on our management, operational resources and financial and internal control systems. Customer dissatisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on our reputation and business.

Dispositions or our failure to successfully complete dispositions could negatively affect us.

        Dispositions involve a number of risks and present financial, managerial and operational challenges, including diversion of management attention from running our core businesses, increased expense associated with the dispositions, potential disputes with the customers or suppliers of the disposed businesses, potential disputes with the acquirers of the disposed businesses and a potential dilutive effect on our earnings per share.

        If dispositions are not completed in a timely manner, there may be a negative effect on our cash flows and/or our ability to execute our strategy.

If the fair value of any of our reporting units is insufficient to recover the carrying value of the goodwill and other intangibles of the respective reporting unit, a material non-cash charge to earnings could result.

        At December 31, 2014, we had goodwill and other intangible assets, net, of $1,740.3. We conduct annual impairment testing to determine if we will be able to recover all or a portion of the carrying value of goodwill and indefinite-lived intangibles. In addition, we review goodwill and indefinite-lived intangible assets for impairment more frequently if impairment indicators arise. If the fair value is insufficient to recover the carrying value of our goodwill and indefinite-lived intangibles, we may be required to record a material non-cash charge to earnings.

        The fair values of our reporting units generally are based on discounted cash flow projections that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of our reporting units. Other considerations are also incorporated, including comparable price multiples. Many of our businesses closely follow changes in the industries and end markets that they serve. Accordingly, we consider estimates and judgments that affect the future cash flow projections, including principal methods of competition such as volume, price, service, product performance and technical innovations and estimates associated with cost reduction initiatives, capacity utilization, and assumptions for inflation and foreign currency changes. We monitor impairment indicators across all of our businesses. Significant changes in market conditions and estimates or judgments used to determine expected future cash flows that indicate a reduction in carrying value may give, and have given, rise to impairments in the period that the change becomes known.

We are subject to potential work stoppages, labor disputes and other matters associated with our labor force, which may adversely impact our operations and cause us to incur incremental costs.

        We have various collective labor arrangements covering certain U.S. and non-U.S. employee groups. We are subject to potential work stoppages and other potential labor disputes. Further, we may be subject to work stoppages, which are beyond our control, at our suppliers or customers.

We could experience operational difficulties and additional expense related to further implementations of Enterprise Resource Planning ("ERP") software.

        We are in the process of upgrading, and where necessary, implementing, a standard ERP software program across many of our business locations. Our expanded ERP software platform has involved, and will continue to involve, substantial expenditures on system hardware and software, as well as design, development and implementation activities. Operational disruptions during the course of these activities could materially impact our operations. For example, our ability to forecast sales demand, ship products, manage our product inventory, and record and report financial and management information on a timely and accurate basis could be impaired if there are significant problems implementing the expansion.

        Additionally, our cost estimates related to our new ERP system are based on assumptions which are subject to wide variability, require a great deal of judgment, and are inherently uncertain.

Our ordinary course and future restructuring activities could result in additional costs and operational difficulties.

        We face risks relating to our ongoing and future efforts to reduce global costs, including those designed to reduce headcount and consolidate our manufacturing and engineering footprint. We risk the loss of valuable employees, operational difficulties, product quality, restructuring costs, and difficulties arising from negotiations with work councils and other labor groups. We also risk disruption to our customer relationships if we are unable to meet our commitments to them. Further, these actions may take longer than anticipated, prove more costly than expected and distract management from other activities. Finally, we may not fully realize the expected benefits of these activities.

Our technology is important to our success, and failure to develop new products may result in a significant competitive disadvantage.

        We believe the development of our intellectual property rights is critical to the success of our business. In order to maintain our market positions and margins, we need to continually develop and introduce high quality, technologically advanced and cost-effective products on a timely basis, in many cases in multiple jurisdictions around the world. The failure to do so could result in a significant competitive disadvantage.

Cost reduction actions may affect our business.

        Cost reduction actions often result in charges against earnings. These charges can vary significantly from period to period and, as a result, we may experience fluctuations in our reported net income and earnings per share due to the timing of restructuring actions.

Our current and planned products may contain defects or errors that are detected only after delivery to customers. If that occurs, our reputation may be harmed and we may face additional costs.

        We cannot assure you that our product development, manufacturing and integration testing will be adequate to detect all defects, errors, failures and quality issues that could impact customer satisfaction or result in claims against us with regard to our products. As a result, we may have, and from time to time have had, to replace certain components and/or provide remediation in response to the discovery of defects in products that are shipped. The occurrence of any defects, errors, failures or quality issues could result in cancellation of orders, product returns, diversion of our resources, legal actions by our customers or our customers' end users and other losses to us or to any of our customers or end users, and could also result in the loss of or delay in market acceptance of our products and loss of sales, which would harm our business and adversely affect our revenues and profitability.

Risks Relating to the Spin-Off

We face risks related to SPX's planned spin-off of its flow business.

        Unanticipated developments, including possible delays in obtaining required approvals, uncertainty of the financial markets, and challenges relating to the structure of the spin-off or resulting companies, could delay or prevent the planned spin-off, or cause it to occur on less favorable terms or conditions than projected. Even if the spin-off is completed as and on the timetable currently contemplated, we may not realize some or all projected benefits, or expenses relating to the planned spin-off may be significantly higher than projected.

        Additionally, the planned spin-off requires significant time and attention, which could distract management and other employee attention from the day-to-day operation of SPX's current Flow Technology reportable segment and its Hydraulic Technologies business.

The spin-off could result in substantial tax liabilities to SPX, Flowco and SPX's shareholders.

        Among the conditions to completing the spin-off will be SPX's receipt from Tax Counsel of an opinion that is consistent with SPX's intent that the spin-off be tax-free to SPX and SPX's shareholders for U.S. federal income tax purposes. However, if the factual assumptions or representations upon which this opinion is based are inaccurate or incomplete in any material respect, this opinion may be invalid and the conclusions reached therein could be jeopardized. Furthermore, this opinion will not be binding on the Internal Revenue Service ("IRS") or on any court. Accordingly, the IRS may challenge the conclusions set forth in the opinion and any such challenge could prevail. If, notwithstanding the opinion of Tax Counsel, the spin-off or a related transaction is determined to be taxable, SPX could be subject to substantial tax liabilities. In such case, each member of the SPX consolidated group immediately before the spin-off (including us and certain of our subsidiaries) would be jointly and severally liable, under U.S. Treasury Regulations, for the entire amount of the resulting U.S. federal income tax liabilities of SPX. In addition, if the spin-off is determined to be taxable, each holder of SPX common stock who receives Flowco shares in the distribution generally would be treated as receiving a taxable distribution of property in an amount equal to the fair market value of the Flowco shares received.

        Even if the spin-off otherwise qualifies as a tax-free transaction, the distribution could be taxable to SPX and Flowco (but not to SPX's shareholders) in certain circumstances if one or more acquisitions of SPX's stock or Flowco's stock are deemed to be part of a plan or series of related transactions that includes the spin-off. In this event—which could occur for reasons outside of our control (such as actions taken by SPX)—we would be jointly and severally liable for the resulting U.S. federal income tax liabilities of SPX, which would be substantial. In connection with the spin-off, we intend to enter into a Tax Matters Agreement with SPX, under which we will agree (i) generally not to enter into certain transactions that could cause the spin-off to be taxable, and (ii) to indemnify SPX for any tax liabilities resulting from such a transaction. This obligation and potential tax liability may discourage, delay or prevent a change of control or acquisition of our common stock.

        For more information, please refer to "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution" and "Certain Relationships and Related Party Transactions—Agreements with SPX Related to the Spin-Off—Tax Matters Agreement."

The combined post-separation value of SPX and Flowco stock may not equal or exceed the pre-separation value of SPX common stock.

        As a result of the distribution, SPX expects the trading price of SPX common shares immediately following the distribution to be lower than the "regular-way" trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of SPX's existing Flow Technology reportable segment businesses, its Hydraulic Technologies business, various related legal entities, and certain of its corporate assets and liabilities being transferred to Flowco. There can be no assurance that the aggregate market value of the SPX common stock and the Flowco common stock following the separation will be higher than or the same as the market value of SPX common stock if the separation did not occur.

We may not be able to engage in certain corporate transactions after the separation.

        To preserve the intended tax-free treatment of the spin-off, under the Tax Matters Agreement that we will enter into with SPX, for a period of two years following the distribution, we generally will be prohibited from taking certain actions that would prevent the spin-off from qualifying as a transaction that generally is tax-free to SPX and SPX's shareholders, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code.

        These restrictions, which generally relate to acquisitions of our stock and similar transactions, may limit our ability to pursue certain strategic transactions or other transactions that we may otherwise believe to be in the best interests of our shareholders or that might increase the value of our business. For more information, please refer to "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution" and "Certain Relationships and Related Party Transactions—Agreements with SPX Related to the Spin-Off—Tax Matters Agreement."

Until the separation occurs, SPX has sole discretion to change the terms of the separation in ways which may be unfavorable to us.

        Until the separation occurs, we will be a wholly-owned subsidiary of SPX. Accordingly, SPX will effectively have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the distribution and the separation date. These changes could be unfavorable to us.

We may be unable to make, on a timely basis, the changes necessary to operate as an independent, publicly-owned company.

        As a public entity, we will be subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports about our business and financial condition. Under the Sarbanes-Oxley Act, we must maintain effective disclosure controls and procedures and internal control over financial reporting, which requires significant resources and management oversight. We will implement additional procedures and processes to address the standards and requirements applicable to public companies. To comply with these requirements, we may need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our financial position, results of operations or cash flows. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or our independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock could decline.

We do not have an operating history as an independent company and our historical and pro forma financial information may not be reliable indicators of our future results.

        The historical financial information we have included in this information statement has been derived from SPX's consolidated financial statements and accounting records and does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. SPX did not account for us, and we were not operated, as a single stand-alone entity for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. In addition, the historical information may not be indicative of what our results of operations, financial position and cash flows will be in the future. For example, following the spin-off, changes will occur in our cost structure, funding and operations, including changes in our tax structure and increased costs associated with becoming a public, stand-alone company.

        Additionally, in preparing our unaudited pro forma condensed combined financial information, we based the pro forma adjustments on available information and assumptions that we believe are reasonable and factually supportable; however, our assumptions may prove not to be accurate. Also, our unaudited pro forma condensed combined financial information may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma condensed combined financial information does not reflect what our financial condition and results of operations would have been as an independent public company and is not necessarily indicative of our future financial condition or future results of operations. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Financial Statements" and our historical unaudited interim condensed combined financial statements and historical audited combined financial statements and the notes to those statements included elsewhere in this information statement.

In connection with our spin-off, SPX will indemnify us for certain liabilities and we will indemnify SPX for certain liabilities. If we are required to act on these indemnities to SPX, we may need to divert cash to meet those obligations and our financial results could be negatively impacted. The SPX indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and SPX may not be able to satisfy its indemnification obligations in the future.

        Pursuant to the Separation and Distribution Agreement, the Employee Matters Agreement and the Tax Matters Agreement between us and SPX, SPX will agree to indemnify us for certain liabilities, and we will agree to indemnify SPX for certain liabilities, in each case for uncapped amounts, as discussed further in "Certain Relationships and Related Transactions—Agreements with SPX Related to the Spin-Off." Such indemnities may be significant and could negatively impact our business, particularly our indemnity to SPX regarding the intended tax-free treatment of the distribution. Third parties could also seek to hold us responsible for any of the liabilities that SPX has agreed to retain. Further, the indemnity from SPX may not be sufficient to protect us against the full amount of such liabilities, and SPX may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from SPX any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

        The spin-off is subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (1) the entity transfers assets and does not receive fair consideration or reasonably equivalent value in return, and (2) the entity (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer, (b) has unreasonably small capital with which to carry on its business, or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or an entity acting on behalf of a creditor (including, without limitation, a trustee or debtor-in-possession in a bankruptcy by us or SPX or any of our respective subsidiaries) may bring a lawsuit alleging that the spin-off or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including, without limitation, voiding our claims against SPX, requiring our shareholders to return to SPX some or all of the shares of our common stock issued in the spin-off, or providing SPX with a claim for money damages against us in an amount equal to the difference between the consideration received by SPX and the fair market value of our company at the time of the spin-off.

        The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction's law is applied. Generally, an entity would be considered insolvent if (1) the present fair saleable value of its assets is less than the amount of its liabilities (including contingent liabilities); (2) the present fair saleable value of its assets is less than its probable liabilities on its debts as such debts become absolute and matured; (3) it cannot pay its debts and other liabilities (including contingent liabilities and other commitments) as they mature; or (4) it has unreasonably small capital for the business in which it is engaged. We cannot assure you what standard a court would apply to determine insolvency or that a court would determine that we, SPX or any of our respective subsidiaries were solvent at the time of or after giving effect to the spin-off.

        The distribution of our common stock is also subject to review under state corporate distribution statutes. Under the General Corporation Law of the State of Delaware (the "DGCL"), a corporation may only pay dividends to its shareholders either (1) out of its surplus (net assets minus capital) or (2) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although SPX intends to make the distribution of our common stock entirely from surplus, we cannot assure you that a court will not later determine that some or all of the distribution to SPX shareholders was unlawful.

        The SPX board of directors believes that SPX and Flowco each will be solvent at the time of the spin-off (including immediately after the distribution of shares of Flowco common stock), will be able to repay its debts as they mature following the spin-off and will have sufficient capital to carry on its businesses and the spin-off, and that the distribution will be made entirely out of surplus in accordance with Section 170 of the DGCL. The expectations of the SPX board of directors in this regard are based on a number of assumptions, including its expectations as to the post-spin-off operating performance and cash flow of each of SPX and Flowco and its analysis of the post-spin-off assets and liabilities of each company. We cannot assure you, however, that a court would reach the same conclusions as SPX's board of directors in determining whether SPX or we were insolvent at the time of, or after giving effect to, the spin-off, or whether lawful funds were available for the separation and the distribution to SPX's shareholders.

A court could require that we assume responsibility for obligations allocated to SPX under the Separation and Distribution Agreement.

        Under the Separation and Distribution Agreement, from and after the spin-off, each of SPX and we will be responsible for the debts, liabilities and other obligations related to the business or businesses which it owns and operates following the consummation of the spin-off. Although we do not expect to be liable for any obligations that are not allocated to us under the Separation and Distribution Agreement, a court could disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to SPX (including, for example, environmental liabilities), particularly if SPX were to refuse or were unable to pay or perform the allocated obligations. See "Certain Relationships and Related Party Transactions—Agreements with SPX Related to the Spin-Off—Separation and Distribution Agreement."

We will be subject to continuing contingent tax liabilities of SPX following the spin-off.

        Under the Code and U.S. Treasury Regulations, each corporation that was a member of the SPX consolidated group for U.S. federal income tax purposes during any taxable period (or portion thereof) ending on or before the effective time of the distribution is jointly and severally liable for the entire U.S. federal income tax liability of the SPX consolidated group for that taxable period. In connection with the spin-off, we intend to enter into a Tax Matters Agreement with SPX that generally will allocate economic responsibility for taxes of the SPX consolidated group to SPX. However, if SPX is unable to pay any such taxes, we could be liable for the entire amount of such taxes, which would include taxes arising out of the distribution if SPX were to take an action (over which we may have no control) that causes the spin-off to be taxable to SPX.

We might have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with SPX.

        The agreements related to the spin-off, including the Separation and Distribution Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Trademark License Agreement, and any other agreements, have been negotiated in the context of our separation from SPX while we are still part of SPX. Although these agreements are intended to be on an arm's-length basis, they may not reflect terms that would have resulted from arm's-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our separation concern, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations among SPX and us. See "Certain Relationships and Related Party Transactions—Agreements with SPX Related to the Spin-Off" for more detail.

After the spin-off, certain of our executive officers and directors may have actual or potential conflicts of interest because of their current or former positions in SPX or their ownership of SPX equity.

        Certain of the persons who will be our executive officers and directors will be former directors, officers or employees of SPX and thus have professional relationships with SPX's executive officers and directors. One of our directors, our Chairman, President and Chief Executive Officer, will continue to serve on the board of directors of SPX following the spin-off. In addition, the majority of our executive officers and directors have a financial interest in SPX as a result of their beneficial ownership of SPX equity. These relationships and financial interests may create, or may create the appearance of, conflicts of interest when these directors and officers face decisions that could have different implications for SPX than for us.

After the spin-off, SPX's insurers may deny coverage to us for losses associated with occurrences prior to the spin-off.

        In connection with the separation, we will enter into agreements with SPX to address several matters associated with the spin-off, including insurance coverage. See "Certain Relationships and Related Party Transactions—Agreements with SPX Related to the Spin-Off." After the spin-off, SPX's insurers may deny coverage to us for losses associated with occurrences prior to the spin-off. Accordingly, we may be required to temporarily or permanently bear the costs of such lost coverage.

The one-time and ongoing costs of the spin-off may be greater than we expected.

        There are risks and uncertainties relating to the execution of the spin-off, including the timing and certainty of the completion of the internal reorganization prior to the distribution and the timing and certainty of the satisfaction or waivers of the conditions to the distribution. In addition, we and SPX will incur costs in connection with the transition to being a stand-alone public company that relate primarily to accounting, tax, legal and other professional costs; financing costs in connection with refinancing SPX's outstanding indebtedness and obtaining our financing as a stand-alone company; compensation costs, such as modifications to certain incentive awards upon completion of the spin-off; recruiting and relocation costs associated with hiring our senior management personnel; and costs to separate information systems. These costs, whether incurred before or after the spin-off, may be greater than anticipated and could have a material adverse effect on our financial position, results of operations and cash flows.

Risks Relating to Our Common Stock

There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off. If the price of our common stock fluctuates significantly following the spin-off, shareholders could incur substantial losses of any investment in our common stock.

        There currently is no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the price of our common stock being depressed or more volatile. We cannot predict the prices at which our common stock may trade after the spin-off. The price of our common stock could fluctuate widely in response to a variety of matters, including those listed in our risk factors.

        In addition, the stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our stock price.

Substantial sales of our common stock may occur in connection with the spin-off, which could cause the price of our common stock to decline.

        The shares of our common stock that SPX distributes to its shareholders may be sold immediately in the public market. SPX shareholders could sell our common stock received in the distribution if we do not fit their investment objectives or, in the case of index funds, if we are not part of the index in which they invest. Sales of significant amounts of our common stock or a perception in the market that such sales will occur may reduce the market price of our common stock.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

        Our dividend policy will be established by our Board based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board considers relevant. In addition, the terms of the agreements governing debt that we incur in connection with the spin-off or in the future may limit or prohibit the payments of dividends. For more information, see "Dividend Policy." We cannot assure you that we will pay dividends in the future or continue to pay any dividends if we do commence the payment of dividends.

Your percentage ownership in Flowco will be diluted in the future.

        Your percentage ownership in Flowco will be diluted because of additional equity awards that we expect will be granted to our directors, officers and employees pursuant to equity incentive plans. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments we may make in the future.

Provisions in our corporate documents and Delaware law may delay or prevent a change in control of our company, and accordingly, we may not consummate a transaction that our shareholders consider favorable.

        Prior to the distribution date, our Board and SPX, as our sole shareholder, will approve and adopt amended and restated versions of our Certificate of Incorporation and By-laws, which will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirors to negotiate with our Board rather than to attempt a hostile takeover. These provisions include, for example: a staggered board of directors; a prohibition on shareholder action by written consent; a requirement that special shareholder meetings be called only by our Chairman, President or Board; advance notice requirements for shareholder proposals and nominations; limitations on shareholders' ability to amend, alter or repeal the By-laws; the authority of our Board to issue, without shareholder approval, preferred stock with terms determined in its discretion; and limitations on shareholders' ability to remove directors. In addition, we are afforded the protections of Section 203 of the DGCL, which could have similar effects. In general, Section 203 prohibits us from engaging in a "business combination" with an "interested shareholder" (each as defined in Section 203) for at least three years after the time the person became an interested shareholder unless certain conditions are met. These protective provisions could result in our not consummating a transaction that our shareholders consider favorable or discourage entities from attempting to acquire us, potentially at a significant premium to our then-existing stock price. See "Description of Capital Stock" for a more detailed description of these provisions.

        We believe these provisions will protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our Board determines is not in the best interests of our company and our shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

        Provisions in our agreements with SPX may also delay or prevent a merger or acquisition that some shareholders may consider favorable. To preserve the intended tax-free treatment of the spin-off, under the Tax Matters Agreement that we will enter into with SPX, we generally will be prohibited, for a period of two years following the distribution, from taking certain actions that would prevent the spin-off from qualifying as a transaction that generally is tax-free to SPX and SPX's shareholders, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may otherwise believe to be in the best interests of our shareholders or that might increase the value of our business. For more information, please refer to "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution" and "Certain Relationships and Related Party Transactions—Tax Matters Agreement."

Risks Relating to Our Indebtedness

We expect to incur new indebtedness in connection with the spin-off, and the degree to which we will be leveraged following completion of the spin-off may have a material adverse effect on our financial position, results of operations and cash flows and restrict our operating flexibility.

        We intend to enter into a credit agreement prior to or concurrently with the spin-off. We expect that the credit agreement will contain a number of significant covenants that, among other things, will restrict our ability to:

  •
  create liens and encumbrances;

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  incur additional indebtedness;

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  merge, dissolve, liquidate or consolidate;

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  make acquisitions, investments, advances or loans;

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  dispose of or transfer assets;

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  pay dividends or make other payments in respect of our capital stock;

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  amend certain material governance or debt documents;

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  redeem or repurchase capital stock or prepay, redeem or repurchase certain debt;

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  engage in certain transactions with affiliates;

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  enter into certain speculative hedging arrangements; and

  •
  enter into certain restrictive agreements.

        Our ability to make scheduled payments of principal or pay interest on, or to refinance, our indebtedness and to satisfy other future debt obligations will depend upon our future operating performance, which may be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. In addition, we cannot assure you that future borrowings or equity financing will be available for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, whether in the ordinary course of business or upon an acceleration of such indebtedness, we may pursue one or more alternative strategies, such as restructuring or refinancing our indebtedness, selling assets, reducing or delaying capital expenditures, revising implementation of or delaying strategic plans or seeking additional equity capital. Any of these actions could have a material adverse effect on our business, financial condition, results of operations and stock price. In addition, we cannot assure that we would be able to take any of these actions, that these actions would enable us to continue to satisfy our capital requirements, or that these actions would be permitted under the terms of our various debt agreements.

        In addition, the failure of one or more of our larger lenders, or several of our smaller lenders, could significantly reduce the availability of our credit, which could harm our liquidity.

The credit agreement that we plan to enter into in connection with the spin-off could impair our ability to finance our future operations and could cause our expected debt to be accelerated.

        The credit agreement that we plan to enter into in connection with the spin-off or future or revised instruments may contain various restrictions and covenants that limit our ability to make distributions or other payments to our investors and creditors unless certain financial tests or other criteria are satisfied. We will also be required to comply with certain specified financial ratios and tests. Our subsidiaries may also be subject to restrictions on their ability to make distributions to us. In addition, under the credit agreement, we will be required to comply with additional affirmative and negative covenants. Each of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities, such as acquisitions.

        If we do not comply with the covenants and restrictions, we could default under the credit agreement, and the debt, together with accrued interest, could be declared due and payable. If our debt is accelerated, we may not be able to repay or refinance our debt. In addition, any default under our credit agreement could lead to an acceleration of debt under other debt instruments that we may enter into that contain cross-acceleration or cross-default provisions. Our ability to comply with the provisions governing our indebtedness will be affected by changes in the economic or business conditions or other events beyond our control. Complying with our covenants may also cause us to take actions that are not favorable to us and may make it more difficult for us to successfully execute our business strategy and compete, including against companies that are not subject to such restrictions.

Our variable rate indebtedness may expose us to interest rate risk, which could cause our debt costs to increase significantly.

        Our indebtedness may include variable rates of interest, which will expose us to the risk of rising interest rates. We expect that as of the date of the spin-off, we will have approximately $1.0 billion of aggregate debt outstanding, which may include floating-rate borrowings. If the LIBOR or other applicable base rates under instruments governing our new indebtedness increase in the future, then the interest expense on the floating-rate debt could increase materially.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        We make forward-looking statements throughout this information statement, including in, among others, the sections entitled "Summary," "Risk Factors," "The Spin-Off," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," that reflect our current expectations and projections about our future results, performance and prospects. Forward-looking statements include all statements that are not historical in nature or are not current facts. We have tried to identify these forward-looking statements by using forward-looking words including "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "might," "should," "could," "will," or the negative of these terms or similar expressions.

        These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results, performance and prospects to differ materially from those expressed in, or implied by, these forward-looking statements. These factors include the risks, uncertainties, assumptions and other factors discussed under "Risk Factors", including, but not limited to, the following risk factors:

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  international economic, political, legal, accounting and business conditions;

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  the cyclical nature of the markets in which we operate and the impact of industry events;

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  capital investment and maintenance expenditures of our customers;

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  the impact of commodity availability and price fluctuations on our customers

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  the price and availability of raw materials;

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  credit and other counterparty risks;

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  our failure to protect or unauthorized use of our intellectual property;

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  our failure to protect our information systems against data corruption, cyber-based attacks or network security breaches;

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  the impact of currency conversion risk on our operations;

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  laws and regulations and potential liability relating to claims, complaints and proceedings, including those relating to environmental and other matters;

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  governmental laws and regulations;

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  changes in tax laws and regulations or other factors that could cause our income tax rate to increase;

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  cost overruns, inflation and delays;

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  loss of key personnel and an inability to attract and retain qualified employees;

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  our failure to compete effectively in our highly competitive industries;

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  our strategy to outsource various elements of the products we sell subjecting us to the business risks of our suppliers and subcontractors;

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  our failure to successfully complete or integrate acquisitions and to achieve the expected cost savings and other benefits of our acquisitions;

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  our failure to successfully complete dispositions;

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  potential material non-cash charges to our earnings if the fair value of any of our reporting units is insufficient to recover the carrying value of the goodwill and other intangibles of the respective reporting unit;

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  potential work stoppages, labor disputes and other matters associated with our labor force;

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  difficulties stemming from enterprise resource planning software;

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  costs and operational concerns relating to restructuring;

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  our failure to develop new technology products;

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  cost reduction actions;

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  defects or errors in our current and planned products which could harm our reputation;

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  our inability to achieve some or all of the benefits of the spin-off;

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  our inability to engage in certain corporate transactions following the spin-off; and

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  risks associated with our debt obligations following the spin-off.

INDUSTRY DATA

        Industry data included in this information statement is estimated and is based on independent industry publications or other publicly available information. Although we believe that the information on which we have based these estimates of our market position and this market data are generally reliable, the accuracy and completeness of this information is not guaranteed and this information has not been independently verified.

 THE SPIN-OFF

Background

        On October 29, 2014, SPX announced that its board of directors had unanimously approved a plan for a spin-off of its Flow Technology reportable segment, its Hydraulic Technologies business, various related legal entities, and certain of its corporate assets and liabilities, and on September 8, 2015, the board of directors of SPX approved the distribution of all the outstanding shares of Flowco to holders of shares of SPX as of the close of business on September 16, 2015, the record date for the distribution. The distribution will be effective at 11:59 p.m., Eastern time, on September 26, 2015, following which Flowco will be an independent, publicly-traded company. To complete the spin-off, SPX will, following an internal reorganization, distribute to its shareholders all outstanding shares of our common stock. The distribution will occur on the distribution date, September 26, 2015. Each holder of SPX common stock will receive one share of our common stock for every share of SPX common stock held on September 16, 2015, the record date.

        If they take no action, holders of SPX common stock will continue to hold their shares in SPX. We do not require and are not seeking a vote of SPX's shareholders in connection with the spin-off, and SPX's shareholders will not have any appraisal rights in connection with the spin-off or the internal reorganization.

        The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, SPX has the right not to complete the spin-off if, at any time prior to the distribution, its board of directors determines, in its sole discretion, that the spin-off is not in the best interests of SPX or its shareholders, or that it is not advisable for us to separate from SPX. For a more detailed description, see "—Conditions to the Spin-Off."

Reasons for the Spin-Off

        SPX has undergone a significant transformation over the last several years that has simplified and strengthened its business. As a continuation of that transformation, SPX's board of directors unanimously approved a plan for a spin-off of Flowco into a stand-alone, publicly traded company.

        The spin-off is expected to create two strong, stand-alone companies with leading positions in the markets they serve.

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  Flowco will be a pure-play flow company, well positioned as a leading provider of flow technologies across food and beverage, power and energy and industrial markets.

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  SPX will be well positioned as a leading supplier of power, HVAC and highly engineered infrastructure products.

        SPX is separating from Flowco because SPX's board and management team believe the spin-off will provide a number of benefits, including:

  •
  Distinct investment identity.  The separation will allow investors to separately value each company based on its distinct investment identity. Flowco's businesses differ from SPX's businesses in several respects, such as the nature of the business, growth profile, end markets in which the businesses operate and business cycles to which the businesses are subject. The separation will enable investors to evaluate the merits, performance and future prospects of each company's respective businesses and to invest in each company separately based on these distinct characteristics. The separation may attract new investors that may not have clearly assessed the value of SPX's businesses as part of SPX's existing, consolidated structure, enhancing the likelihood that SPX and Flowco will, together, achieve an appropriate market valuation.

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  Enhanced strategic and management focus.  The separation will allow each company to more effectively pursue its distinct operating priorities and strategies and opportunities for long-term growth and profitability in their respective markets. Flowco's management will be able to focus exclusively on its flow business, while SPX's management will be able to focus exclusively on the retained businesses. Following the separation, management of each company should be able to implement goals and evaluate strategic opportunities in light of investor expectations within such company's markets.

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  Alignment of incentive compensation with performance objectives.  The separation will allow each company to more directly tie incentive compensation arrangements for its employees to the performance of its business and the achievement of its strategic objectives, enhancing employee hiring and retention.

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  More efficient allocation of capital.  The separation will permit each company to implement a capital structure appropriate to its strategy and business needs and to concentrate its financial resources solely on its own operations without having to compete with the other company's businesses for investment capital. This will provide each company with greater flexibility to invest capital in its businesses in a time and manner appropriate for its distinct strategy and business needs, facilitating a more efficient allocation of capital.

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  Strategic flexibility.  The separation will provide each company increased strategic flexibility to make acquisitions and form partnerships and alliances in its target markets, unencumbered by consideration of the potential impact on or of the businesses of the other company, including by allowing each company to effect future acquisitions using its own stock for all or part of the consideration, the value of which will be more closely aligned with the performance of its businesses, and unaffected by the businesses of the other company.

Expenses Associated with the Spin-Off

        Separation and distribution expenses relate primarily to (i) accounting, tax, legal, and other professional fees, (ii) income tax charges associated with reorganization actions undertaken to facilitate the planned spin-off, (iii) costs incurred to obtain the consents required of the holders of the 2017 Notes to amend certain provisions of the indenture governing the notes, and (iv) the future fees associated with the Transition Services Agreement between SPX and Flowco.

        Prior to the spin-off, we will enter into a Transition Services Agreement with SPX, under which SPX or certain of its subsidiaries will provide us, and we will provide SPX or certain of its subsidiaries, with certain services to help ensure an orderly transition following the separation and distribution. These services will relate primarily to information technology, human resources, finance and financial reporting, tax compliance, facility access and other administrative support services.

        All separation and distribution costs incurred through the effective date of the spin-off will be funded by SPX and, thus, no portion of these costs has been included in our combined financial statements. Separation and distribution costs incurred after the effective date of the spin-off are expected to relate primarily to expenses under the Transition Services Agreement.

        SPX and Flowco will be responsible for the fees related to the respective services each receives under the Transition Services Agreement. See "Certain Relationships and Related Party Transactions—Agreements with SPX Related to the Spin-Off—Transition Services Agreement" for additional details about the Transition Services Agreement.

Manner of Effecting the Spin-Off

        The general terms and conditions relating to the spin-off will be set forth in a Separation and Distribution Agreement between us and SPX.

  Internal Reorganization

        Prior to the distribution, as described under "—Distribution of Shares of Our Common Stock," SPX will complete an internal reorganization. Following the reorganization, Flowco will own SPX's current Flow Technology reportable segment, SPX's Hydraulic Technologies business, various related legal entities, and certain SPX corporate assets and liabilities.

  Distribution of Shares of Our Common Stock

        Under the Separation and Distribution Agreement, the distribution will be effective as of 11:59 p.m., Eastern time, on September 26, 2015, the distribution date. As a result of the spin-off, on the distribution date, each holder of SPX common stock will receive one share of our common stock for every share of SPX common stock that the shareholder owns as of the record date. In order to receive shares of our common stock in the spin-off, a SPX shareholder must be a shareholder at the close of business, Eastern time, on September 16, 2015, the record date.

        On the distribution date, SPX will release the shares of our common stock to our distribution agent to distribute to SPX shareholders as of the record date. Our distribution agent will establish book-entry accounts for record holders of SPX common stock and credit to such accounts the shares of our common stock distributed to such holders. Our distribution agent will send these shareholders, including any registered holder of shares of SPX common stock represented by physical share certificates on the record date, a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records that does not use physical stock certificates. For shareholders who own SPX common stock through a broker or other nominee, their broker or nominee will credit their shares of our common stock to their accounts. We expect that it will take the distribution agent up to two weeks to electronically issue shares of our common stock to SPX shareholders or their bank or brokerage firm by way of direct registration in book-entry form. Any delay in the electronic issuance of Flowco shares by the distribution agent will not affect trading in Flowco common stock. Following the spin-off, shareholders who hold shares in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time.

        SPX shareholders will not be required to make any payment or surrender or exchange their shares of SPX common stock or take any other action to receive their shares of our common stock.

Material U.S. Federal Income Tax Consequences of the Distribution

        The following discusses the material U.S. federal income tax consequences of SPX's distribution of shares of our common stock to "U.S. Holders" (defined below). This discussion is based on the Code, the U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

        The distribution is conditioned upon, among other matters, SPX's receipt of an opinion of Tax Counsel that is consistent with SPX's intent that the spin-off be tax-free to SPX and U.S. Holders of SPX common stock for U.S. federal income tax purposes. The opinion will be based and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of SPX and us. If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if SPX or Flowco breach any of their respective covenants in the separation documents, the opinion of Tax Counsel may be invalid and the conclusions reached therein could be jeopardized. An opinion of counsel is not binding on the IRS or any court.

        Notwithstanding the receipt by SPX of an opinion of Tax Counsel, the IRS could assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, SPX, Flowco and U.S. Holders could be subject to significant U.S. federal income tax liabilities. Please refer to "Material U.S. Federal Income Tax Consequences if the Spin-Off is Taxable" below.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of SPX common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

        This discussion applies only to U.S. Holders that hold their shares of SPX common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not discuss all tax considerations that may be relevant in light of a U.S. Holder's particular circumstances, nor does it address the consequences to U.S. Holders subject to special treatment under the Code, such as:

  •
  dealers or brokers in securities, commodities or currencies;

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  tax-exempt organizations;

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  banks, insurance companies or other financial institutions;

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  mutual funds;

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  regulated investment companies and real estate investment trusts;

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  corporations that accumulate earnings to avoid U.S. federal income tax;

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  U.S. Holders that hold individual retirement or other tax-deferred accounts;

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  U.S. Holders that acquired shares of SPX common stock pursuant to the exercise of employee stock options or otherwise as compensation;

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  U.S. Holders that actually or constructively own more than 5% of SPX common stock (by voting power or value);

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  U.S. Holders that hold SPX common stock as part of a hedge, appreciated financial position, straddle, constructive sale, conversion transaction or other risk reduction transaction;

  •
  traders in securities who elect to apply a mark-to-market method of accounting;

  •
  U.S. Holders that have a functional currency other than the U.S. dollar;

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  U.S. Holders that are subject to the alternative minimum tax; and

  •
  partnerships or other pass-through entities or investors in such entities.

        If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds SPX common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A U.S. Holder that is a partnership and the partners in such partnership should consult their own tax advisors regarding the tax consequences of the distribution.

        This discussion also does not address any tax consequences arising under the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax considerations under state, local or non-U.S. law or under U.S. federal laws other than those pertaining to the U.S. federal income tax.

        THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW, IS FOR GENERAL INFORMATION ONLY, AND DOES NOT CONSTITUTE TAX ADVICE. SPX SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

        SPX has not requested, and does not intend to request, a private letter ruling from the IRS regarding the qualification of the spin-off as a transaction that generally is tax-free to SPX and U.S. Holders of SPX common stock under Sections 355 and 368(a)(1)(D) of the Code, and there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions are taxable. The distribution is conditioned upon, among other matters, SPX's receipt of an opinion of Tax Counsel that is consistent with SPX's intent that the spin-off be tax-free to SPX and U.S. Holders of SPX common stock for U.S. federal income tax purposes. The opinion will be based and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of SPX and us. These facts, assumptions, representations, statements and undertakings relate to, among other things, SPX's and Flowco's business reasons for engaging in the spin-off, the nature and value of the assets to remain in SPX and to be contributed to us by SPX in connection with the spin-off, SPX's historical active conduct of our businesses and the businesses to remain with SPX, SPX's and Flowco's current plans and intentions to continue the active conduct of such businesses, in each case, and SPX's and Flowco's intentions not to materially modify its ownership or capital structure following the spin-off. If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if SPX or Flowco breach any of their respective covenants in the separation documents, the opinion of Tax Counsel may be invalid and the conclusions reached therein could be jeopardized. An opinion of counsel is not binding on the IRS or any court.

        Notwithstanding the receipt by SPX of an opinion of Tax Counsel, the IRS could assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, SPX, Flowco and U.S. Holders could be subject to significant U.S. federal income tax liabilities. Please refer to "Material U.S. Federal Income Tax Consequences if the Spin-Off is Taxable" below.

        In connection with the spin-off, SPX and Flowco will enter into a Tax Matters Agreement. For a discussion of the Tax Matters Agreement, please refer to "Certain Relationships and Related Party Transactions—Agreements with SPX Relating to the Spin-Off—Tax Matters Agreement." Our indemnification obligations to SPX under the Tax Matters Agreement are not limited in amount or subject to any cap. If we are required to indemnify SPX under the Tax Matters Agreement, we may be subject to substantial liabilities.

        Material U.S. Federal Income Tax Consequences if the Spin-Off Qualifies as a Transaction That Generally is Tax-Free to SPX and U.S. Holders of SPX Common Stock Under Sections 355 and 368(a)(1)(D) of the Code.

        Assuming the spin-off qualifies as a transaction that generally is tax-free to SPX and U.S. Holders of SPX common stock, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code, the U.S. federal income tax consequences of the distribution will be as follows:

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  the distribution generally will not result in any taxable income, gain or loss to SPX, other than taxable income or gain possibly arising out of internal reorganizations and restructurings undertaken in connection with the distribution and with respect to items required to be taken into account under U.S. Treasury Regulations relating to consolidated federal income tax returns;

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  no gain or loss generally will be recognized by (and no amount will be included in the income of) U.S. Holders of SPX common stock upon their receipt of Flowco common stock in the distribution;

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  the tax basis in shares of SPX common stock that a U.S. Holder holds immediately prior to the distribution will be allocated between such shares and the shares of Flowco common stock such U.S. Holder receives in the distribution in proportion to the relative fair market values of such shares immediately following the distribution; and

  •
  the holding period of the Flowco common stock received by each U.S. Holder of SPX common stock in the distribution generally will include the holding period at the time of the distribution for the SPX common stock with respect to which the distribution is made.

        U.S. Treasury Regulations provide that if a U.S. Holder holds different blocks of SPX common stock (i.e., shares of SPX common stock purchased or acquired at different times or for different amounts), the aggregate basis for each block of SPX common stock will be allocated, to the greatest extent possible, between such block of SPX common stock and the Flowco common stock received in the distribution in respect of such block of SPX common stock, in proportion to their respective fair market values, and the holding period of the Flowco common stock received in the distribution in respect of such block of SPX common stock generally will include the holding period of such block of SPX common stock. If a U.S. Holder is not able to identify which particular shares of Flowco common stock are received in the distribution with respect to a particular block of SPX common stock, the U.S. Holder may designate the shares of Flowco common stock to be treated as received in the distribution in respect of a particular block of SPX common stock, provided that such designation is consistent with the terms of the distribution. U.S. Holders are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

  Material U.S. Federal Income Tax Consequences if the Spin-Off is Taxable.

        As discussed above, SPX has not requested, and does not intend to request, a private letter ruling from the IRS regarding the qualification of the spin-off as a transaction that generally is tax-free to SPX and U.S. Holders of SPX common stock under Sections 355 and 368(a)(1)(D) of the Code, and there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions are taxable. If the IRS were successful in taking this position, notwithstanding the opinion of Tax Counsel, the consequences described above would not apply and SPX, Flowco, and U.S. Holders of SPX common stock could be subject to significant U.S. federal income tax liabilities. In addition, certain events that may or may not be within the control of SPX or Flowco could cause the spin-off to fail to qualify as a transaction that generally is tax-free to SPX and U.S. Holders of SPX common stock, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. Depending on the circumstances, Flowco may be required to indemnify SPX for taxes (and certain related losses) resulting from the distribution.

        If the distribution fails to qualify as a transaction that generally is tax-free to SPX and U.S. Holders of SPX common stock, for U.S. federal income tax purposes, in general:

  •
  pursuant to a joint election of SPX and Flowco under Section 336(e) of the Code, the SPX consolidated group would recognize taxable gain as if Flowco had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the Flowco common stock and the assumption of all of Flowco's liabilities, and Flowco would obtain a stepped-up basis in its assets;

  •
  each U.S. Holder that receives Flowco common stock in the distribution would be subject to tax as if the U.S. Holder had received a distribution from SPX in an amount equal to the fair market value of Flowco common stock that was distributed to the U.S. Holder, which generally would be, without duplication and in the following order, (A) taxed as a dividend to the extent of the U.S. Holder's pro rata share of SPX's current and accumulated earnings and profits (including earnings and profits resulting from the spin-off), (B) treated as a non-taxable return of capital to the extent of the U.S. Holder's basis in the SPX common stock, and (C) treated as capital gain from the sale or exchange of SPX common stock.

        In addition, even if the spin-off were otherwise to qualify under Sections 355 and 368(a)(1)(D) of the Code, it may be taxable to SPX (but not to U.S. Holders) under Section 355(e) of the Code, if the distribution were determined to be part of a plan (or series of related transactions) pursuant to which one or more persons acquired, directly or indirectly, stock representing a 50% or greater interest in SPX or Flowco. For this purpose, any acquisitions of SPX common stock or of Flowco common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although such presumption may be rebutted, including through the use of certain safe harbors contained in U.S. Treasury Regulations.

  Information Reporting and Backup Withholding

        U.S. Treasury Regulations require certain shareholders that receive stock in a distribution to attach to their U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

        THE FOREGOING DISCUSSION IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW, IS FOR GENERAL INFORMATION PURPOSES ONLY, AND DOES NOT CONSTITUTE TAX ADVICE. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH SPX SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Results of the Spin-Off

        After the spin-off, we will be an independent, publicly-traded company. Immediately following the spin-off, we expect to have approximately 3,624 registered holders of shares of our common stock and approximately 41,246,687 shares of our common stock outstanding, based on the number of shareholders of record and outstanding shares of SPX common stock on August 31, 2015. The figures assume no exercise of outstanding options and exclude any shares of SPX common stock held directly or indirectly by SPX. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of SPX options and repurchase by SPX of SPX shares between the date the SPX board of directors declares the dividend for the distribution and the record date for the distribution.

        For information about options to purchase shares of our common stock that will be outstanding after the distribution, see "—Treatment of Equity Awards" and "Certain Relationships and Related Party Transactions—Agreements with SPX Related to the Spin-Off—Employee Matters Agreement."

        Before the spin-off, we will enter into several agreements with SPX to effect the spin-off and provide a framework for our relationship with SPX after the spin-off. These agreements will govern the relationship between us and SPX after completion of the spin-off and provide for the allocation between us and SPX of SPX's assets, liabilities and obligations, including indemnification obligations. For a more detailed description of these agreements, see "Certain Relationships and Related Party Transactions—Agreements with SPX Related to the Spin-Off."

Trading Market for Our Common Stock

        There is no public market for our common stock, and an active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a "when-issued" basis beginning on or shortly before the record date and continuing through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of SPX common stock at the close of business on the record date, you will be entitled to receive shares of our common stock distributed in the spin-off. You may trade this entitlement to receive shares of our common stock, without the shares of SPX common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading of our common stock will end and "regular-way" trading will begin. We have applied for authorization to list Flowco common stock on the NYSE under the ticker symbol "FLOW." A condition to the distribution is the listing of our common stock on the NYSE or another national securities exchange approved by SPX. We will announce our when-issued trading symbol when and if it becomes available.

        We also anticipate that, beginning on or shortly before the record date and continuing up to and including the distribution date, there will be two markets in SPX common stock: a "regular-way" market and an "ex-distribution" market. Shares of SPX common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed in the distribution. Therefore, if you sell shares of SPX common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of SPX common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will not be selling the right to receive shares of our common stock in connection with the spin-off and you will still receive such shares of our common stock.

        We cannot predict the prices at which our common stock may trade before the spin-off on a "when-issued" basis or after the spin-off. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Trading prices for our common stock may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some of the factors that may adversely affect the market price of our common stock. See "Risk

Factors—Risks Relating to Our Common Stock" for further discussion of risks relating to the trading prices of our common stock.

Treatment of Equity Awards

        SPX employees and directors with vested stock will be treated in the same manner as any other SPX shareholder.

        The treatment of stock options and unvested equity awards held by SPX employees and directors is described in "Executive Compensation—Compensation Discussion and Analysis—2015 Compensation Changes" beginning on page 115.

Debt Incurrence

        We expect that, in connection with the spin-off, we will incur indebtedness of approximately $1.0 billion, including $600.0 aggregate principal amount of the 2017 Notes, which we will become obligated to repay. SPX's board of directors has determined that following the spin-off we will be well capitalized with sufficient financial flexibility to pursue future growth opportunities.

Conditions to the Spin-Off

        We expect that the spin-off will be effective as of 11:59 p.m., Eastern time, on September 26, 2015, the distribution date, provided that the following conditions shall have been either satisfied or waived by SPX:

  •
  Flowco's registration statement on Form 10, of which this information statement is a part, shall have become effective under the Exchange Act, with no stop order in effect with respect thereto, and this information statement shall have been mailed to the shareholders of SPX;

  •
  Flowco common stock shall have been approved for listing on the NYSE, subject to official notice of distribution;

  •
  SPX shall have received from Tax Counsel an opinion that is consistent with SPX's intent that the spin-off be tax-free to SPX and SPX's shareholders for U.S. federal income tax purposes;

  •
  All permits, registrations and consents required under state and foreign securities or blue sky laws in connection with the distribution shall have been obtained and be in full force and effect;

  •
  No order or other legal restraint preventing the distribution or any of the related transactions shall be in effect, and no other event shall have occurred or failed to occur that prevents the distribution or any of the related transactions;

  •
  All governmental approvals necessary to complete the distribution shall have been obtained and be in effect;

  •
  The financing arrangements contemplated to be entered into by SPX and Flowco in connection with the separation shall have been executed and delivered and the proceeds of those financing shall have been (or substantially concurrently will be) received by Flowco and SPX, as applicable;

  •
  The board of directors of SPX shall have received an opinion in form and substance satisfactory to the board of directors of SPX with respect to the solvency, capital adequacy and sufficiency of surplus of each of SPX and Flowco after giving effect to the separation and distribution (see "The Spin-Off—Capital Adequacy Opinion"); and

  •
  No events or developments shall have occurred or exist that, in the judgment of the board of directors of SPX, in its sole and absolute discretion, make it inadvisable to effect the distribution or the related transaction, or would result in the distribution or the related transactions not being in the best interest of SPX or its shareholders.

        The fulfillment of the foregoing conditions will not create any obligation on SPX's part to effect the spin-off. Except as described in the foregoing conditions, we are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained. SPX has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of SPX determines, in its sole discretion, that the spin-off is not in the best interests of SPX or its shareholders or that it is not advisable for us to separate from SPX.

The Spin-Off—Capital Adequacy Opinion

        In connection with the separation, a provider of national standing has been requested to render to the board of directors of SPX a capital adequacy opinion regarding SPX and Flowco. We expect the full text of the opinion will set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion.

        We expect the opinion to address whether, assuming the spin-off has been consummated as proposed, immediately after and giving effect to the spin-off and on a pro forma basis:

(a)
each of the fair value and the present fair saleable value of the assets of each of SPX and Flowco would exceed the stated liabilities and identified contingent liabilities of the respective company;

(b)
SPX and Flowco should be able to pay each company's respective debts as they become absolute and mature or due;

(c)
SPX and Flowco should not have unreasonably small capital for the business in which each company is engaged, or proposed to be engaged by management of SPX immediately following consummation of the spin-off; and

(d)
the fair value of the assets of each of SPX and Flowco would exceed the sum of each of their stated liabilities and identified contingent liabilities on a consolidated basis, and total par value of their issued capital stock, of the applicable company.

Reason for Furnishing this Information Statement

        We are furnishing this information statement to you, as a SPX shareholder entitled to receive shares of our common stock in the spin-off, for the sole purpose of providing you with information about us. This information statement is not, and you should not consider it, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither SPX nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

 DIVIDEND POLICY

        Our Board will establish our dividend policy based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board considers relevant. We anticipate that the terms of the debt agreements that we expect to enter into in connection with the spin-off will contain restrictions on our ability to pay dividends. The terms of agreements governing debt that we may incur in the future may also limit or prohibit dividend payments. Accordingly, we cannot assure you that we will either pay dividends in the future or continue to pay any dividend that we may commence in the future.

 CAPITALIZATION

(All currency amounts are in millions, except per share amounts)

        The following table sets forth our cash and equivalents and our capitalization as of June 27, 2015 on a historical and pro forma basis to give effect to the spin-off and transactions related to the spin-off (the "Transactions"). The information below is not necessarily indicative of what Flowco's capitalization would have been had the Transactions been completed as of June 27, 2015. This table should be read together with "Selected Historical Combined Financial Data," "Unaudited Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical annual and interim combined financial statements and related notes thereto included elsewhere in this information statement.

	As of June 27, 2015
	Historical	Pro Forma (unaudited)
Cash and equivalents	$175.1	$175.1

Indebtedness:
Short-term debt:
Other indebtedness(1)	6.0	21.5
Current maturities of capital lease obligations	1.1	1.1
Long-term debt:
2017 Notes(2)	—	600.0
Term loan under bank credit agreement(3)	—	400.0
Capital lease obligations	9.7	9.7

Total indebtedness	16.8	1,032.3

Equity:
Preferred stock, no par value, 3,000,000 shares authorized, and no shares issued and outstanding on a pro forma basis	—	—
Common stock, par value $0.01 per share, 300,000,000 shares authorized, and 41,077,984 issued and outstanding on a pro forma basis(4)	—	0.4
Paid-in capital(4)	—	1,586.9
Parent company investment(4)	2,783.7	—
Accumulated other comprehensive loss	(311.2)	(311.2)

Total parent company equity/Flowco shareholders' equity	2,472.5	1,276.1
Noncontrolling interests	11.6	11.6

Total equity	2,484.1	1,287.7

Total capitalization	$2,500.9	$2,320.0

(1)
Other indebtedness on a pro forma basis includes: (i) $6.0 in outstanding borrowings under revolving lines of credit in Argentina and Brazil as reported in the historical indebtedness and (ii) $15.5 of obligations under a purchase card program sponsored by SPX that Flowco will assume upon completion of the spin-off, with the amount assumed relating to purchases made on behalf of Flowco businesses. As these arrangements extend the payment of the related obligations beyond their normal payment terms through third-party lending institutions, we have classified these amounts as short-term debt.

(2)
Reflects the $600.0 aggregate principal amount of the 2017 Notes that will become an obligation of Flowco in connection with the spin-off.

(3)
Reflects $400.0 of term loan borrowings under the bank credit agreement that Flowco will enter into in connection with the spin-off.

(4)
As of the distribution date, SPX's net investment in Flowco will be eliminated to reflect the distribution of our common stock to SPX's shareholders. SPX's shareholders will receive one share of Flowco common stock for every share of SPX common stock owned as of the record date of the distribution.

 SELECTED HISTORICAL COMBINED FINANCIAL DATA

        The following table presents our selected historical combined financial data as of and for the six months ended June 27, 2015 and June 28, 2014, as well as for each of the years in the five-year period ended December 31, 2014. We derived the selected historical combined financial data as of June 27, 2015 and for the six months ended June 27, 2015 and June 28, 2014 from our unaudited condensed combined financial statements included elsewhere in this information statement. We derived the selected historical combined financial data as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, from our audited combined financial statements included elsewhere in this information statement. We derived the selected historical combined financial data as of June 28, 2014, December 31, 2012, and as of and for the years ended December 31, 2011 and 2010, from our unaudited condensed combined financial statements that are not included in this information statement. In management's opinion, the unaudited condensed combined financial statements have been prepared on the same basis as the audited combined financial statements and included all adjustments, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented.

        Our historical combined financial statements and our condensed combined financial statements include certain expenses of SPX that have been charged to us for certain corporate centralized functions and programs, including information technology, payroll services, shared services for accounting, supply chain and manufacturing operations, and business and health insurance coverage. In addition, for purposes of preparing the combined financial statements and the condensed combined financial statements, we have allocated a portion of SPX's total corporate costs to such financial statements, with the allocations related primarily to (i) the support provided by SPX's executive management, finance and accounting, legal, risk management, and human resource functions and (ii) costs associated with SPX's Charlotte, NC corporate headquarters and its Asia Pacific corporate center in Shanghai, China. These costs may not be representative of the future costs we will incur as an independent, publicly-traded company. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our spin-off from SPX, including changes in financing, operations, cost structure and personnel needs of our business. Our combined financial statements and our condensed combined financial statements also do not reflect the allocation of certain assets and liabilities between SPX and us as reflected under "Unaudited Pro Forma Condensed Combined Financial Statements" included elsewhere in this information statement. Consequently, the financial information included here may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial condition, results of operations and cash flows would have been had we been an independent, publicly-traded company during the periods presented.

        The selected historical combined financial data presented below should be read in conjunction with our audited and unaudited combined financial statements and accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Unaudited Pro

Forma Condensed Combined Financial Statements" and accompanying notes included elsewhere in this information statement.

	As of and for the six months ended
			As of and for the year ended December 31,
	June 27, 2015	June 28, 2014
			2014	2013	2012	2011	2010
Summary of Operations
Revenues(1)	$1,186.3	$1,365.6	$2,769.6	$2,804.8	$2,846.3	$2,197.2	$1,788.4
Operating income(2)(3)	98.4	109.4	254.6	231.2	188.9	185.2	154.2
Other income (expense), net(4)	4.3	—	2.2	(5.2)	(3.4)	(36.8)	(3.3)
Interest expense, net(5)	(10.3)	(11.0)	(23.4)	(34.7)	(56.0)	(51.3)	(32.3)

Income before income taxes	92.4	98.4	233.4	191.3	129.5	97.1	118.6
Income tax provision(6)	(22.6)	(41.0)	(97.5)	(58.8)	(0.6)	(37.6)	(30.2)

Net income	69.8	57.4	135.9	132.5	128.9	59.5	88.4
Less: Net income (loss) attributable to noncontrolling interests	(0.7)	0.2	1.4	1.5	2.0	1.2	1.4

Net income attributable to Flowco	$70.5	$57.2	$134.5	$131.0	$126.9	$58.3	$87.0

Other financial data:
Total assets(7)	$3,952.9	$4,444.3	$4,028.1	$4,490.7	$3,918.4	$3,614.2	$2,384.2
Total debt(8)	408.1	1,043.7	1,021.1	1,006.4	805.8	819.1	724.8
Other long-term obligations	328.4	384.6	342.8	382.7	402.3	345.5	210.9
Parent company equity	2,472.5	2,185.5	1,925.4	2,238.9	1,832.9	1,621.6	896.3
Noncontrolling interests	11.6	12.1	13.4	11.6	9.0	7.4	7.6
Capital expenditures	22.6	13.8	40.7	23.4	26.3	22.6	29.2
Depreciation and amortization	29.5	35.0	65.8	69.9	67.3	45.0	39.8

(1)
On December 22, 2011, we completed the acquisition of Clyde Union (Holdings) S.a.r.l. ("Clyde Union"). Revenues for Clyde Union for the period from January 1, 2011 to the date of acquisition and for 2010, neither of which are included above, totaled $434.2 and $403.4, respectively.

(2)
During the six months ended June 27, 2015 and June 28, 2014, and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, we recognized expense related to changes in the fair value of plan assets, actuarial gains/losses, and settlement gains/losses of $0.0, $1.7, $25.8, $2.0, $25.4, $0.5 and $2.0, respectively, associated with our and SPX's pension and postretirement benefit plans.

(3)
During 2014, we recorded impairment charges of $7.3 and $4.4 related to the trademarks of certain businesses within our Power and Energy and Industrial reportable segments, respectively.

During 2013, we recorded impairment charges of $3.4 and $1.3 related to the trademarks of certain businesses within our Power and Energy and Food and Beverage reportable segments, respectively.

During 2012, we recorded an impairment charge of $2.0 related to the trademarks of a business within our Power and Energy reportable segment.

See Note 8 to our annual combined financial statements for further discussion of impairment charges associated with intangible assets.

(4)
In 2011, we recorded a charge of $34.6 related to a foreign currency forward contract that was entered into to hedge the purchase price of the Clyde Union acquisition.

(5)
During the six months ended June 27, 2015 and June 28, 2014, and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, we recognized interest expense, net, of $9.6, $12.4, $25.8, $36.3, $55.6, $52.4 and $32.3 on related party notes receivable and payable in which SPX, or its affiliates that are not part of the spin-off transaction, are the counterparties.

(6)
During 2014, the income tax provision was impacted by a charge of $18.7 related to increases in valuation allowances recorded against certain foreign deferred income tax assets.

During 2012, the income tax provision was impacted by income tax benefits of $18.3 associated with various audit closures and settlements, statute expirations, and other changes in the accrual for uncertain tax positions, with the most notable being the closure of the German tax examination for the years 2005 through 2009.

(7)
Included in total assets as of June 27, 2015, June 28, 2014 and December 31, 2014, 2013, 2012, 2011 and 2010 are related party notes receivable of $670.0, $761.4, $707.1, $763.4, $5.6, $12.1 and $12.2, respectively.

(8)
Included in total debt as of June 27, 2015, June 28, 2014 and December 31, 2014, 2013, 2012, 2011 and 2010 are related party notes payable of $391.3, $1,022.3, $1,003.1, $988.4, $775.8, $758.0 and $713.1, respectively.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statements of operations for the six months ended June 27, 2015 and year ended December 31, 2014, and an unaudited pro forma condensed combined balance sheet as of June 27, 2015. The unaudited pro forma condensed combined financial statements reported below should be read in conjunction with the information under "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical annual and interim combined financial statements and related notes thereto included elsewhere in this information statement. The unaudited pro forma condensed combined statements of operations have been adjusted to give effect to the Pro Forma Transactions (as defined below) as if the Pro Forma Transactions had occurred or became effective as of January 1, 2014. The unaudited pro forma condensed combined balance sheet has been adjusted to give effect to the Pro Forma Transactions as though the Pro Forma Transactions had occurred as of June 27, 2015.

        The unaudited pro forma condensed combined financial statements included in this information statement have been derived from the historical annual and interim combined financial statements, including the unaudited combined statement of operations for the six months ended June 27, 2015 and the audited combined statement of operations for the year ended December 31, 2014, and the unaudited combined balance sheet as of June 27, 2015, which are included elsewhere in this information statement. The unaudited pro forma condensed combined financial statements do not purport to represent what our financial position and results of operations would have been had the distribution and related transactions summarized under "Certain Relationships and Related Party Transactions" occurred on the dates indicated or to project our financial performance for any future period. In addition, the unaudited pro forma condensed combined financial statements are provided for illustrative and informational purposes only and are not necessarily indicative of our future results of operations or financial condition as a separate, stand-alone public company. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable, but actual results may differ from the pro forma adjustments. These adjustments are subject to change based on the finalization of the Separation and Distribution Agreement with SPX and the other agreements described under "Certain Relationships and Related Party Transactions."

        SPX did not account for us as, and we were not operated as, a separate, stand-alone public company for the periods presented. Our unaudited pro forma condensed combined financial statements have been prepared to reflect adjustments to our historical annual and interim combined financial statements that are (1) directly attributable to the Pro Forma Transactions; (2) factually supportable; and (3) with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on our results of operations. The unaudited pro forma condensed combined financial statements have been adjusted to give effect to the following (the "Pro Forma Transactions"):

  •
  the transfer of certain of our assets and liabilities by SPX,

  •
  the distribution of Flowco stock, at a one-to-one ratio, by means of a tax-free distribution, to SPX shareholders and other adjustments resulting from the distribution,

  •
  our anticipated capital structure, including debt anticipated to be incurred,

  •
  the resulting elimination of SPX's net investment in us, and

  •
  the impact of, and transactions contemplated by the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement, and Trademark License Agreement, between us and SPX summarized under "Certain Relationships and Related Party Transactions."

Transition Services Agreement

        We expect to enter into a Transition Services Agreement with SPX prior to the distribution pursuant to which we and SPX, and our and their respective affiliates, will provide to each other for an agreed-upon charge, on an interim, transitional basis, certain services for a limited time. See "Certain Relationships and Related Party Transactions."

Corporate Allocations and Stand-Alone Public Company Costs

        SPX currently provides certain corporate services to us, and costs associated with these functions have been allocated to us. These expense allocations include the cost of corporate functions and/or resources provided by SPX including, but not limited to, executive management, finance and accounting, legal and human resources support, and the cost of our Charlotte, NC corporate headquarters and our Asia Pacific center in Shanghai, China, and include the related benefit costs associated with such functions, such as pension and postretirement benefits and stock-based compensation. These costs were allocated to us based on direct usage when identifiable or, when not directly identifiable, on the basis of our proportional revenues to SPX's consolidated revenues from continuing operations. The total amount of these allocations from SPX was $36.4 for the six months ended June 27, 2015 and $95.9 for the year ended December 31, 2014. These cost allocations are primarily included in selling, general and administrative expenses in the combined statements of operations as described in Note 1 to our historical annual and interim combined financial statements. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to or the benefit received by us during the periods presented. Following the spin-off, we expect SPX to continue to provide certain of these services related to these functions on a transitional basis for a fee pursuant to the Transition Services Agreement described above. See "Certain Relationships and Related Party Transactions."

        Upon the distribution, we will assume responsibility for all of our costs of operating as a stand-alone public company, including the costs of services currently provided by SPX. As a stand-alone public company, we do not expect our recurring costs to be materially different than the expenses historically allocated to us from SPX. In addition, as we transition away from the services currently provided by SPX, we believe that we may incur non-recurring transitional costs to establish our own stand-alone functions that are excluded from the unaudited pro forma condensed combined statements of operations. However, we do not expect these costs to be material.

 FLOWCO

Unaudited Pro Forma Condensed Combined Statement of Operations

Six Months Ended June 27, 2015

(All amounts are in millions, except per share amounts)

	Historical	Pro Forma Adjustments		Pro Forma
Revenues	$1,186.3	$—		$1,186.3
Costs and expenses:
Cost of products sold	786.8	—		786.8
Selling, general and administrative	282.1	—		282.1
Intangible amortization	11.9	—		11.9
Special charges, net	7.1	—		7.1

Operating income	98.4	—		98.4
Other income, net	4.3	—		4.3
Related party interest expense, net	(9.6)	9.6	(a)	—
Other interest expense, net	(0.7)	(24.7	)(b)	(25.4)

Income before income taxes	92.4	(15.1)		77.3
Income tax provision	(22.6)	5.7	(c)	(16.9)

Net income	69.8	(9.4)		60.4
Less: Net loss attributable to noncontrolling interests	(0.7)	—		(0.7)

Net income attributable to Flowco	$70.5	$(9.4)		$61.1

Pro forma net income per share attributable to Flowco:
Basic				$1.51	(d)
Diluted				$1.51	(e)
Pro forma weighted average number of common shares outstanding:
Basic				40.553	(d)
Diluted				40.553	(e)

See accompanying notes to unaudited pro forma condensed combined financial statements.

 FLOWCO

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2014

(All amounts are in millions, except per share amounts)

	Historical	Pro Forma Adjustments		Pro Forma
Revenues	$2,769.6	$—		$2,769.6
Costs and expenses:
Cost of products sold	1,833.1	—		1,833.1
Selling, general and administrative	629.9	—		629.9
Intangible amortization	26.1	—		26.1
Impairment of intangible assets	11.7	—		11.7
Special charges, net	14.2	—		14.2

Operating income	254.6	—		254.6
Other income, net	2.2	—		2.2
Related party interest expense, net	(25.8)	25.8	(a)	—
Other interest income (expense), net	2.4	(50.8	)(b)	(48.4)

Income before income taxes	233.4	(25.0)		208.4
Income tax provision	(97.5)	9.5	(c)	(88.0)

Net income	135.9	(15.5)		120.4
Less: Net income attributable to noncontrolling interests	1.4	—		1.4

Net income attributable to Flowco	$134.5	$(15.5)		$119.0

Pro forma net income per share attributable to Flowco:
Basic				$2.81	(d)
Diluted				$2.81	(e)
Pro forma weighted average number of common shares outstanding:
Basic				42.400	(d)
Diluted				42.400	(e)

See accompanying notes to unaudited pro forma condensed combined financial statements.

FLOWCO

Unaudited Pro Forma Condensed Combined Balance Sheet

At June 27, 2015

(All currency amounts are in millions, except per share amounts)

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS:
Current assets:
Cash and equivalents	$175.1	$—		$175.1
Accounts receivable, net	615.7	—		615.7
Related party accounts receivable	21.7	—		21.7
Inventories, net	344.7	—		344.7
Other current assets	50.3	—		50.3
Deferred income taxes	54.8	1.7	(k)	56.5

Total current assets	1,262.3	1.7		1,264.0
Property, plant and equipment:
Land	29.9	9.1	(f)	39.0
Buildings and leasehold improvements	154.3	71.0	(f)	225.3
Machinery and equipment	368.2	113.6	(f)	481.8

	552.4	193.7		746.1
Accumulated depreciation	(275.1)	(31.8	)(f)	(306.9)

Property, plant and equipment, net	277.3	161.9		439.2
Goodwill	1,047.2	—		1,047.2
Intangibles, net	630.9	—		630.9
Other assets	65.2	36.3	(g)	101.5
Related party notes receivable	670.0	(670.0)	(a)	—

TOTAL ASSETS	$3,952.9	$(470.1)		$3,482.8

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	$266.0	$—		$266.0
Related party accounts payable	14.5	—		14.5
Accrued expenses	411.6	17.8	(h)	429.4
Income taxes payable	40.2	—		40.2
Short-term debt	6.0	15.5	(i)	21.5
Current maturities of long-term debt	1.1	—		1.1
Current maturities of related party notes payable	3.8	(3.8)	(a)	—

Total current liabilities	743.2	29.5		772.7
Long-term debt	9.7	1,000.0	(j)	1,009.7
Related party notes payable	387.5	(387.5)	(a)	—
Deferred and other income taxes	225.4	(9.8	)(l)	215.6
Other long-term liabilities	103.0	94.1	(m)	197.1

Total long-term liabilities	725.6	696.8		1,422.4
EQUITY:
Preferred stock, no par value, 3,000,000 shares authorized, and no shares issued and outstanding on a pro forma basis	—	—		—
Common stock, par value $0.01 per share, 300,000,000 shares authorized, and 41,077,984 issued and outstanding on a pro forma basis	—	0.4	(n)	0.4
Paid-in capital	—	1,586.9	(n)	1,586.9
Parent company investment	2,783.7	(2,783.7	)(o)	—
Accumulated other comprehensive loss	(311.2)	—		(311.2)

Total parent company equity/Flowco shareholders' equity	2,472.5	(1,196.4)		1,276.1
Noncontrolling interests	11.6	—		11.6

Total equity	2,484.1	(1,196.4)		1,287.7

TOTAL LIABILITIES AND EQUITY	$3,952.9	$(470.1)		$$3,482.8

See accompanying notes to unaudited pro forma condensed combined financial statements.

FLOWCO

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

        The unaudited pro forma condensed combined financial statements as of June 27, 2015 and for the six months ended June 27, 2015 and year ended December 31, 2014 include the following adjustments:

  (a)
  Represents adjustments to eliminate the "Related party notes receivable" (amounts due from SPX) and the "Related party notes payable" (amounts due to SPX and its affiliates that are not part of the planned spin-off transaction), along with the associated interest income and expense, as these notes will be settled in their entirety through capital transfers prior to the completion of the spin-off.

  (b)
  Represents adjustments to reflect interest expense on (i) the 2017 Notes, which will become an obligation of Flowco in connection with the spin-off, and (ii) the term loan of the bank credit agreement that Flowco will enter into in connection with the spin-off. Summarized below are the components of the pro forma adjustments associated with interest expense:

	Six months ended June 27, 2015	Year ended December 31, 2014
2017 Notes:
Interest at Stated Rate	$20.1	$41.3
Amortization of Deferred Financing Costs	0.8	1.7

	20.9	43.0

Term Loan Under Bank Credit Agreement:
Interest at Stated Rate	3.3	6.8
Amortization of Deferred Financing Costs	0.5	1.0

	3.8	7.8

Pro Forma Adjustment to Interest Expense	$24.7	$50.8

  (c)
  Represents an adjustment for the income tax effects of the pro forma adjustments to the condensed combined statements of operations identified in Notes (a) and (b) above. The income tax adjustment is calculated at the U.S. marginal rate of 38.0%, as the pro forma adjustments identified in Notes (a) and (b) above are primarily U.S.-related.

  (d)
  Pro forma basic net income per share attributable to Flowco and the pro forma basic weighted-average number of common shares outstanding are based on the number of SPX weighted-average basic common shares outstanding for the six months ended June 27, 2015 and the year ended December 31, 2014, adjusted for the expected distribution ratio of one share of Flowco common stock for every share of SPX common stock.

  (e)
  Pro forma diluted net income per share attributable to Flowco and the pro forma diluted weighted-average number of common shares outstanding are not adjusted to reflect the potential dilution from the issuance of equity awards to Flowco employees, as we cannot estimate those amounts at this time.

  (f)
  Represents an adjustment to reflect the transfer of certain SPX corporate-related fixed assets to Flowco. The assets and associated accumulated depreciation relate to the SPX corporate headquarters facility, information technology hardware and software assets, and certain other assets. Depreciation and other expenses associated with these fixed assets for the six months ended June 27, 2015 and the year ended December 31, 2014 are expected to be comparable to the amounts of the related expenses that were recorded to our historical combined financial statements for these periods in connection with the allocation of a portion of SPX's total corporate expenses to such historical financial statements; thus, no pro forma adjustments for depreciation and other expenses associated with these fixed assets have been included in the Unaudited Pro Forma Condensed Combined Statements of Operations herein.

  (g)
  Represents adjustments to reflect the transfer of deferred financing costs ($3.8) by SPX associated with the 2017 Notes, the deferred financing costs ($5.2) expected to be incurred to establish the bank credit agreement Flowco will enter into in connection with the spin-off, and the transfer of certain investments ($27.3) by SPX associated with the SPX Supplemental Retirement Savings Plan ("SRSP"). Pursuant to the Employee Matters Agreement, Flowco will establish its own supplemental retirement savings plan; thus, the obligations under the SRSP to (i) current employees of Flowco and (ii) current SPX corporate employees who will become employees of Flowco in connection with the spin-off transaction, along with the related investments (see above), will be transferred to Flowco in connection with the spin-off transaction.

  (h)
  Represents an adjustment to reflect accrued interest ($13.3) on the 2017 Notes and the assumption of the incentive compensation and vacation liabilities ($4.5) associated with (i) current employees of Flowco and (ii) current SPX corporate employees who will become employees of Flowco in connection with the spin-off transaction.

  (i)
  Represents an adjustment to reflect Flowco's assumption of obligations under a purchase card program sponsored by SPX, with the amount assumed relating to purchases made on behalf of Flowco businesses. As these arrangements extend the payment of the related obligations beyond their normal payment terms through third-party lending institutions, we have classified these amounts as short-term debt.

  (j)
  Represents an adjustment to reflect (i) that the 2017 Notes ($600.0) will become an obligation of Flowco in connection with the spin-off and (ii) term loan borrowings ($400.0) under the bank credit agreement that Flowco will enter into in connection with the spin-off.

  (k)
  Represents an adjustment to reflect deferred income tax assets associated with the liabilities for incentive compensation and vacation identified in Note (h) above.

  (l)
  Represents an adjustment to reflect the deferred income tax assets ($37.3) associated primarily with the pension, postretirement and SRSP obligations identified in Note (m) below, partially offset by deferred income tax liabilities ($27.5) associated with the SPX corporate-related fixed assets that are being transferred to Flowco (see Note (f) above for additional details on the corporate-related fixed assets being transferred by SPX).

  (m)
  Represents an adjustment to reflect the assumption by Flowco of (i) the pension and postretirement obligations ($66.8) related to certain individuals who are expected to serve as executive officers of Flowco and (ii) the SRSP obligation ($27.3) identified in Note (g) above.

  (n)
  Represents an adjustment to reflect the pro forma recapitalization of our equity. As of the distribution date, SPX's net investment in Flowco will be eliminated to reflect the distribution of our common stock to SPX's shareholders. SPX's shareholders will receive one share of Flowco common stock for every share of SPX common stock owned as of the record date of the distribution.

  (o)
  Represents (i) the net offset ($1,196.4) to all of the pro forma adjustments to the assets and liabilities in our Unaudited Pro Forma Condensed Combined Balance Sheet and (ii) the reclassification of the remaining balance within "Parent company investment" ($1,587.3) in order to reflect the pro forma recapitalization of our equity (see Note (n) above for additional details).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

(All currency amounts are in millions)

        The following should be read in conjunction with the other sections of this information statement, including our audited combined financial statements and the related notes, our unaudited condensed combined financial statements and the related notes, "Business," and our "Unaudited Pro Forma Condensed Combined Financial Statements" and the related notes. The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors including, but not limited to, those discussed under headings "Risk Factors" and "Special Note About Forward-Looking Statements."

        Our audited combined and unaudited condensed combined financial statements, which we discuss below, reflect our historical financial condition, results of operations and cash flows. The financial information discussed below and included in this information statement, however, may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been operated as a separate, independent entity during the periods presented, or what our financial condition, results of operations and cash flows may be in the future.

Overview

  Spin-off Transaction

        On October 29, 2014, SPX announced that its Board of Directors had unanimously approved a plan to spin off its Flow business, comprised of its Flow Technology reportable segment, its Hydraulic Technologies business, various related legal entities, and certain of its corporate assets and liabilities, and separate into two distinct, publicly-traded companies. Under the plan, SPX would execute a spin-off of the business by way of a pro-rata distribution of common stock to SPX's shareholders of record as of the spin-off transaction record date.

  Our Business

        We are a global supplier of highly specialized, engineered solutions with operations in over 35 countries and sales in over 150 countries around the world. Our innovative solutions play a critical role in helping meet the rising global demand in the end markets we serve. Our total revenue in 2014 was $2.8 billion, with approximately 30% from sales into emerging markets.

        We serve the food and beverage, power and energy and industrial markets. Our product portfolio of pumps, valves, mixers, filters, air dryers, hydraulic tools, homogenizers, separators and heat exchangers, along with the related aftermarket parts and services, supports global industries, including food and beverage, oil and gas, power generation (including nuclear and conventional), chemical processing, compressed air and mining. From an end market perspective, in 2014, 35.0% of our revenues were from sales into the food and beverage end markets, 34.7% were from sales into the power and energy end markets, and 30.3% were from sales into the industrial end markets. Our core strengths include product breadth, global capabilities and the ability to create custom-engineered solutions for diverse flow processes. Over the past several years, we have strategically expanded our scale, relevance to customers, and global capabilities in these markets. We believe there are attractive organic and acquisition opportunities to continue to expand our business.

        We focus on a number of operating initiatives, including innovation and new product development, continuous improvement driven by lean methodologies, supply chain management, expansion in emerging markets, information technology infrastructure improvement, and organizational and talent development. These initiatives are designed to, among other things, capture synergies within our businesses to ultimately drive revenue, profit margin and cash flow growth. We believe our businesses are well-positioned for long-term growth based on our operating initiatives, the potential within the current markets served and the potential for expansion into additional markets.

        Our business is organized into three reportable segments—Food and Beverage, Power and Energy and Industrial. The following summary describes the products and services offered by each of our reportable segments:

  •
  Food and Beverage:  The Food and Beverage reportable segment operates in a regulated, global industry with customers who demand highly engineered, turn-key solutions. Key demand drivers include dairy consumption, emerging market capacity expansion, sustainability and productivity initiatives, customer product innovation and food safety. Key products for the segment include mixing, drying, evaporation and separation systems and components, heat exchangers, and reciprocating and centrifugal pump technologies. Our core brands include Anhydro, APV, Bran+Luebbe, e&e, Gerstenberg Schroeder, LIGHTNIN, Seital and Waukesha Cherry-Burrell. The segment's primary competitors are Alfa Laval AB, Fristam Pumps, GEA Group AG, Krones AG, Südmo, Tetra Pak, and various regional companies.

  •
  Power and Energy:  The Power and Energy reportable segment primarily serves customers in the oil and gas industry and, to a lesser extent, the nuclear and other conventional power industries. A large portion of the segment's revenues are concentrated on oil extraction, production and transportation at existing wells, and pipeline applications. The underlying drivers of this segment include increasing demand for power and energy driven by population growth and an expanding middle class. Key products for the segment include pumps, valves and the related accessories, while the core brands include APV, Bran+Luebbe, ClydeUnion Pumps, Copes-Vulcan, Dollinger Filtration, LIGHTNIN, M&J Valve, Plenty, and Vokes. The segment's primary competitors are Cameron International Corporation, Ebara Fluid Handling, Flowserve Corporation, ITT Goulds Pumps, KSB AG, and Sulzer Ltd.

  •
  Industrial:  The Industrial reportable segment primarily serves customers in the chemical, air treatment, mining, pharmaceutical, marine, shipbuilding, infrastructure construction, automotive and water treatment industries. Key demand drivers of this segment are tied to macroeconomic conditions and growth in the respective end markets we serve. Key products for the segment are air dryers, filtration equipment, mixers, pumps, hydraulic technologies and heat exchangers. Core brands include Airpel, APV, Delair, Deltech, Hankison, Jemaco, Johnson Pump, LIGHTNIN, Power Team, and Stone. The segment's primary competitors are Alfa Laval AB, Chemineer Inc., EKATO, Actuant, Enerpac, IDEX Viking Pump, KSB AG, Parker Domnick Hunter and various regional companies.

  Summary of Operating Results

        The following summary is intended to provide a few highlights of the discussion and analysis that follows:

  •
  Revenues (all comparisons are to the related period in the prior year)

  •
  For the six months ended June 27, 2015, decreased 13.1% to $1,186.3, primarily as a result of the strengthening of the U.S. dollar during the period and lower sales of power and energy pumps, largely reflecting the impact of lower oil prices.

  •
  In 2014, decreased 1.3% to $2,769.6, primarily as a result of lower sales of power and energy pumps, partially offset by increased sales of food and beverage systems.

  •
  In 2013, decreased 1.5% to $2,804.8, primarily as a result of lower sales of power and energy pumps and industrial heat exchangers, partially offset by an increase in sales of valves, closures and other components into the oil and gas end market, as well as increased sales of systems and components into the food and beverage end market.

  •
  Income before Income Taxes (all comparisons are to the related period in the prior year)

  •
  For the six months ended June 27, 2015, decreased $6.0, or 6.1%, to $92.4 primarily as a result of a decline in segment profitability, partially offset by declines in corporate expense, pension and postretirement expense, and special charges and an increase in other income, net.

  •
  In 2014, increased $42.1, or 22.0%, to $233.4 primarily as a result of the improvement in income for our reportable segments, partially offset by an increase in pension and postretirement expense.

  •
  In 2013, increased $61.8, or 47.7%, to $191.3 primarily as a result of the improvement in income for our reportable segments, and a reduction in pension and postretirement expense.

  •
  Cash Flows from Operations

  •
  For the six months ended June 27, 2015, decreased to $41.0 (from $118.6 for the six months ended June 28, 2014) primarily as a result of a decline in segment profitability and the timing of cash receipts on certain large projects.

  •
  In 2014, increased to $302.6 (from $263.3 in 2013) primarily as a result of the improved profitability noted above.

  •
  In 2013, increased to $263.3 (from $150.6 in 2012) primarily as a result of reductions in working capital at our Clyde Union business and, to a lesser extent, the improved profitability noted above.

Results of Operations

        Cyclicality of End Markets, Seasonality and Competition—The financial results of our businesses closely follow changes in the industries and end markets they serve. In addition, certain businesses have seasonal fluctuations. Demand in the oil and gas aftermarket is typically stronger in the second half of the year. Also, capital spending on original equipment by our customers in the oil and gas industries is heavily influenced by current and expected oil and gas prices. As a result of a significant decline in oil prices, beginning in the latter half of 2014 and continuing into 2015, we expect 2015 revenue and operating profit margin for our Power and Energy reportable segment to decline on a year-over-year basis by at least 20% and 300 basis points, respectively. The demand for food and beverage systems and related services is highly correlated to timing on large construction contracts, which may cause significant fluctuations in our financial performance from period to period. In aggregate, our businesses generally tend to be stronger in the second half of the year.

        Although our businesses operate in highly competitive markets, our competitive position cannot be determined accurately in the aggregate or by segment since our competitors do not offer all the same product lines or serve all the same markets. In addition, specific reliable comparative figures are not available for many of our competitors. In most product groups, competition comes from numerous concerns, both large and small. The principal methods of competition are service, product performance, technical innovation and price. These methods vary with the type of product sold. We believe we compete effectively on the basis of each of these factors. See "Business—Reportable Segments" for a discussion of our competitors.

        Non-GAAP Measures—Organic revenue growth (decline) presented herein is defined as revenue growth (decline) excluding the effects of foreign currency fluctuations and acquisitions. We believe this metric is a useful financial measure for investors in evaluating our operating performance for the periods presented, as, when read in conjunction with our revenues, it presents a useful tool to evaluate our ongoing operations and provides investors with a tool they can use to evaluate our management of assets held from period to period. In addition, organic revenue growth (decline) is one of the factors we use in internal evaluations of the overall performance of our business. This metric, however, is not a measure of financial performance under accounting principles generally accepted in the United States ("GAAP"), should not be considered a substitute for net revenue growth (decline) as determined in accordance with GAAP and may not be comparable to similarly titled measures reported by other companies.

Six Months Ended June 27, 2015 and June 28, 2014

        The following table provides selected financial information for the six months ended June 27, 2015 and June 28, 2014, including the reconciliation of organic revenue decline to net revenue decline:

	Six months ended
	June 27, 2015	June 28, 2014	% Change
Revenues	$1,186.3	$1,365.6	(13.1)
Gross profit	399.5	447.6	(10.7)
% of revenues	33.7%	32.8%
Selling, general and administrative expense	282.1	313.8	(10.1)
% of revenues	23.8%	23.0%
Intangible amortization	11.9	13.7	(13.1)
Special charges, net	7.1	10.7	(33.6)
Other income, net	4.3	—	*
Interest expense, net	(10.3)	(11.0)	(6.4)
Income before income taxes	92.4	98.4	(6.1)
Income tax provision	(22.6)	(41.0)	(44.9)
Net income	69.8	57.4	21.6
Components of revenue decline:
Organic decline			(5.0)
Foreign currency			(8.1)

Net revenue decline			(13.1)

*
Not meaningful for comparison purposes

        Revenues—For the six months ended June 27, 2015, the decrease in revenues, compared to the respective period in 2014, was due primarily to a strengthening of the U.S. dollar during 2015 and, to a lesser extent, a decrease in organic revenue. The decrease in organic revenue was due primarily to lower sales of power and energy pumps, largely reflecting the impact of lower oil prices. This decrease was offset partially by a year-over-year increase in sales of food and beverage systems. See "—Results of Reportable Segments" for additional details.

        Gross Profit—The decrease in gross profit during the six months ended June 27, 2015, compared to the respective period in 2014, was attributable primarily to the revenue decline noted above. However, gross profit as a percentage of revenue increased during the six months ended June 27, 2015 due to (i) improved operational performance within the Food and Beverage reportable segment and (ii) cost reductions associated with restructuring initiatives implemented during 2014 primarily within the Power and Energy reportable segment.

        Selling, General and Administrative ("SG&A") Expense—SG&A expense includes allocations of general corporate expenses from SPX, including pension and postretirement expense and stock-based compensation. See Note 1 to our condensed combined financial statements for further details on our methodology for allocating corporate-related costs. For the six months ended June 27, 2015, the decrease in SG&A expense, compared to the respective period in 2014, was due primarily to the impact of the strengthening U.S. dollar during the period and, to a lesser extent, a decrease in incentive compensation expense. The decrease in incentive compensation expense was due to lower profitability in the first half of 2015, compared to the respective period in 2014.

        Intangible Amortization—For the six months ended June 27, 2015, the decrease in intangible amortization, compared to the respective period in 2014, was due primarily to the impact of foreign currency translation.

        Special Charges, Net—Special charges, net, related primarily to restructuring initiatives to consolidate manufacturing, distribution, sales and administrative facilities, reduce workforce, and rationalize certain product lines. See Note 4 to our condensed combined financial statements for the details of actions taken during the six months ended June 27, 2015 and June 28, 2014.

        Other Income, Net—Other income, net, for the six months ended June 27, 2015 was composed primarily of investment-related earnings of $2.9, gains on asset sales of $1.2, gains on foreign exchange ("FX") forward contracts of $1.1 and foreign currency transaction gains of $0.3, partially offset by losses on FX embedded derivatives of $1.2. The $2.9 of investment-related earnings represented unrealized gains on our investment in equity securities. See Note 15 to our condensed combined financial statements for additional details.

        Other income, net, for the six months ended June 28, 2014 was composed primarily of gains on FX forward contracts of $3.0 and investment-related earnings of $2.1, offset by foreign currency transaction losses of $3.9 and losses on FX embedded derivatives of $0.9.

        Interest Expense, Net—Interest expense, net, is comprised of interest expense on (i) capital lease obligations, (ii) miscellaneous lines of credit, and (iii) related party notes payable, partially offset by interest income on (i) related party notes receivable and (ii) cash and equivalents. See Notes 10 and 16 to our condensed combined financial statements for additional details on our third-party debt and related party notes, respectively.

        The decrease in interest expense, net, during the six months ended June 27, 2015, compared to the respective period in 2014, was due primarily to a decrease of $8.0 in interest expense associated with related party notes payable, partially offset by a decrease of $5.2 in interest income associated with related party notes receivable and a decrease of $2.1 in interest income associated with cash and equivalents.

        Income Taxes—During the six months ended June 27, 2015, we recorded an income tax provision of $22.6 on $92.4 of income before income taxes, resulting in an effective tax rate of 24.4%. The effective tax rate for the six months ended June 27, 2015 was impacted by a tax benefit of $2.0 related to foreign exchange losses recognized for income tax purposes with respect to a foreign branch.

        During the six months ended June 28, 2014, we recorded an income tax provision of $41.0 on $98.4 of income before income taxes, resulting in an effective tax rate of 41.7%. The effective tax rate for the six months ended June 28, 2014 was impacted by a tax charge of $17.0 resulting from increases in valuation allowances recorded against certain foreign deferred income tax assets.

Years Ended December 31, 2014, 2013 and 2012

        The following table provides selected financial information for the years ended December 31, 2014, 2013 and 2012, including the reconciliation of organic revenue decline to net revenue decline:

	Year ended December 31,
				2014 vs. 2013%	2013 vs. 2012%
	2014	2013	2012
Revenues	$2,769.6	$2,804.8	$2,846.3	(1.3)	(1.5)
Gross profit	936.5	898.0	875.7	4.3	2.5
% of revenues	33.8%	32.0%	30.8%
Selling, general and administrative expense	629.9	618.9	643.0	1.8	(3.7)
% of revenues	22.7%	22.1%	22.6%
Intangible amortization	26.1	27.2	28.4	(4.0)	(4.2)
Impairment of intangible assets	11.7	4.7	2.0	148.9	135.0
Special charges, net	14.2	16.0	13.4	(11.3)	19.4
Other income (expense), net	2.2	(5.2)	(3.4)	*	52.9
Interest expense, net	(23.4)	(34.7)	(56.0)	(32.6)	(38.0)
Income before income taxes	233.4	191.3	129.5	22.0	47.7
Income tax provision	(97.5)	(58.8)	(0.6)	65.8	*
Net income	135.9	132.5	128.9	2.6	2.8
Components of combined revenue decline:
Organic decline				(1.1)	(1.4)
Foreign currency				(0.2)	(0.2)
Acquisition				—	0.1

Net revenue decline				(1.3)	(1.5)

        Revenues—For 2014, the decrease in revenues, compared to 2013, was due to a decline in organic revenue and, to a lesser extent, the strengthening of the U.S. dollar during the period against certain foreign currencies. The decline in organic revenue was due primarily to lower sales of power and energy pumps, partially offset by increased sales of food and beverage systems. See "—Results of Reportable Segments" for additional details.

        For 2013, the decrease in revenues, compared to 2012, was due primarily to a decline in organic revenue and, to a lesser extent, the strengthening of the U.S. dollar during the period against certain foreign currencies. The decline in organic revenue was due primarily to lower sales of power and energy pumps and industrial heat exchangers, partially offset by an increase in sales of valves, closures and other components into the oil and gas end market, as well as increased sales of systems and components into the food and beverage end market. See "—Results of Reportable Segments" for additional details.

        Gross Profit—The increase in gross profit and gross profit as a percentage of revenue during 2014, compared to 2013, was primarily attributable to our Power and Energy reportable segment and was the result of improved operational execution and favorable sales mix, as well as cost reductions associated with restructuring initiatives implemented during the latter half of 2013 and the first half of 2014.

        The increase in gross profit and gross profit as a percentage of revenue during 2013, compared to 2012, was primarily the result of improved operational execution and favorable sales mix, primarily within our Power and Energy and Industrial reportable segments. In addition, gross profit for 2012 included incremental costs of $8.1 associated with the impact of the excess fair value (over historical cost) of inventory acquired in the December 2011 acquisition of Clyde Union that was subsequently sold in the first half of 2012.

        SG&A Expense—SG&A expense includes allocations of general corporate expenses from SPX, including pension and postretirement expense and stock-based compensation. See Note 1 to our annual combined financial statements for further details on our methodology for allocating corporate-related costs. For 2014, the increase in SG&A expense, compared to 2013, was due primarily to an increase in pension and postretirement expense of $24.2, partially offset by cost reductions from restructuring actions completed in 2013 and 2014. The increase in pension and postretirement expense resulted primarily from our allocated share of the increase in actuarial losses recorded by SPX on its pension and postretirement plans during 2014. These actuarial losses were due primarily to reductions in discount rates and changes in mortality assumptions used to measure SPX's pension and postretirement obligations, as well as settlement losses associated with certain of SPX's plans.

        For 2013, the decrease in SG&A expense, compared to 2012, was due primarily to a decrease in pension and postretirement expense of $26.5. During 2013, actuarial losses on SPX's pension and postretirement plans declined, resulting in a decrease of our allocated share of such actuarial losses.

        Intangible Amortization—For 2014, the decrease in intangible amortization, compared to 2013, was due primarily to the impact of foreign currency translation.

        For 2013, the decrease in intangible amortization, compared to 2012, was due primarily to certain intangible assets becoming fully amortized during 2012.

        Impairment of Intangible Assets—During 2014, we recorded impairment charges of $7.3 and $4.4 related to the trademarks of certain businesses within our Power and Energy and Industrial reportable segments, respectively.

        During 2013, we recorded impairment charges of $3.4 and $1.3 related to the trademarks of certain businesses within our Power and Energy and Food and Beverage reportable segments, respectively.

        During 2012, we recorded an impairment charge of $2.0 related to the trademarks of a business within our Power and Energy reportable segment.

        See Note 8 to our annual combined financial statements for further discussion of impairment charges.

        Special Charges, Net—Special charges, net, related primarily to restructuring initiatives to consolidate manufacturing, distribution, sales and administrative facilities, reduce workforce, and rationalize certain product lines, as well as asset impairment charges. See Note 6 to our annual combined financial statements for the details of actions taken in 2014, 2013 and 2012. The components of special charges, net, were as follows:

	Year ended December 31,
	2014	2013	2012
Employee termination costs	$11.6	$13.5	$15.2
Facility consolidation costs	0.6	1.0	1.8
Other cash costs (recoveries), net	0.5	(0.2)	(4.5)
Non-cash asset write-downs	1.5	1.7	0.9

Total	$14.2	$16.0	$13.4

        Other Income (Expense), Net—Other income, net, for 2014 was composed primarily of investment-related earnings of $6.0 and gains on FX embedded derivatives of $2.6, partially offset by (i) foreign currency transaction losses of $2.8 and (ii) losses on FX forward contracts of $2.4. The $6.0 of investment-related earnings represented unrealized gains on our investment in equity securities. See Note 16 to our annual combined financial statements for additional details.

        Other expense, net, for 2013 was composed primarily of foreign currency transaction losses of $6.6 and losses on FX embedded derivatives of $0.4, partially offset by gains on FX forward contracts of $1.2.

        Other expense, net, for 2012 was composed primarily of foreign currency transaction losses of $8.5, partially offset by gains on FX embedded derivatives of $1.1, gains on FX forward contracts of $0.9, and investment-related earnings of $0.8.

        Interest Expense, Net—Interest expense, net, comprised interest expense on (i) capital lease obligations, (ii) miscellaneous lines of credit, and (iii) related party notes payable, partially offset by interest income on (i) related party notes receivable and (ii) cash and equivalents. See Notes 11 and 17 to our annual combined financial statements for additional details on our third-party debt and related party notes, respectively.

        The decrease in interest expense, net, during 2014, compared to 2013, was due to an increase of $22.3 in interest income associated with related party notes receivable, partially offset by an increase of $11.8 in interest expense associated with related party notes payable.

        The decrease in interest expense, net, during 2013, compared to 2012, was due to an increase of $24.5 in interest income associated with related party notes receivable, partially offset by an increase of $5.2 in interest expense associated with related party notes payable.

        The above increases in interest income associated with related party notes receivable primarily were due to advances we made to SPX of $743.3 during the second and fourth quarters of 2013, as during the first quarter of 2013 and throughout 2012 related party notes receivable were relatively insignificant. The above increases in interest expense associated with related party notes payable were primarily due to net borrowings from SPX during 2013 of $142.3. During 2014, there were no borrowings from SPX under related party notes payable and net repayments of related party notes payable were only $6.7.

        Income Taxes—During 2014, we recorded an income tax provision of $97.5 on $233.4 of income before income taxes, resulting in an effective tax rate of 41.8%. The effective tax rate for 2014 was impacted by (i) an income tax charge of $18.7 related to increases in valuation allowances recorded against certain foreign deferred income tax assets and (ii) an income tax charge of $18.6 related to the repatriation of certain earnings of our non-U.S. subsidiaries, partially offset by $3.8 of income tax benefits related to various audit settlements and statute expirations.

        During 2013, we recorded an income tax provision of $58.8 on $191.3 of income before income taxes, resulting in an effective tax rate of 30.7%. The effective tax rate for 2013 was impacted by an income tax charge of $3.9 related to net increases in valuation allowances recorded against certain foreign deferred income tax assets, partially offset by $2.0 of income tax benefits related to various audit settlements and statute expirations and $0.7 of income tax benefits associated with the Research and Experimentation Credit generated in 2012.

        During 2012, we recorded an income tax provision of $0.6 on $129.5 of income before income taxes, resulting in an effective tax rate of 0.5%. The effective tax rate for 2012 was impacted by income tax benefits of $18.3 associated with various audit closures and settlements, statute expirations, and other changes in the accrual for uncertain tax positions, with the most notable being the closure of the German tax examination for the years 2005 through 2009.

 Results of Reportable Segments

        The following information should be read in conjunction with our interim condensed combined and annual combined financial statements and related notes.

        Non-GAAP Measures—Throughout the following discussion of reportable segments, we use "organic revenue" growth (decline) to facilitate explanation of the operating performance of our reportable segments. Organic revenue growth (decline) is a non-GAAP financial measure, and is not a substitute for net revenue growth (decline). Refer to the explanation of this measure and purpose of use by management under "Results of Operations—Non-GAAP Measures."

Six Months Ended June 27, 2015 and June 28, 2014

Food and Beverage

	Six months ended
	June 27, 2015	June 28, 2014	% Change
Revenues	$454.1	$475.7	(4.5)
Income	53.0	39.8	33.2
% of revenues	11.7%	8.4%
Components of revenue decline:
Organic growth			6.0
Foreign currency			(10.5)

Net revenue decline			(4.5)

        Revenues—For the six months ended June 27, 2015, the decrease in revenues, compared to the respective period in 2014, was due to the strengthening of the U.S. dollar during the period against various foreign currencies, partially offset by an increase in organic revenue. The increase in organic revenue was due primarily to higher sales of systems in Europe and Asia Pacific.

        Income—For the six months ended June 27, 2015, income and margin increased, compared to the respective period in 2014, primarily as a result of improved operational execution on large systems projects and the organic revenue growth noted above.

        Backlog—The segment had backlog of $430.3 and $528.6 as of June 27, 2015 and June 28, 2014, respectively. Of the $98.3 year-over-year decline in backlog, $68.3 was attributable to the impact of a stronger U.S. dollar as of June 27, 2015, as compared to June 28, 2014, and $30.0 was attributable to an organic decline.

Power and Energy

	Six months ended
	June 27, 2015	June 28, 2014	% Change
Revenues	$348.3	$473.1	(26.4)
Income	41.5	68.6	(39.5)
% of revenues	11.9%	14.5%
Components of revenue decline:
Organic decline			(19.8)
Foreign currency			(6.6)

Net revenue decline			(26.4)

        Revenues—For the six months ended June 27, 2015, the decrease in revenues, compared to the respective period in 2014, was due to the decrease in organic revenue and, to a lesser extent, a strengthening of the U.S. dollar during the period against various foreign currencies. The decline in organic revenue was due primarily to lower sales of power and energy pumps, largely reflecting the impact of lower oil prices.

        Income—For the six months ended June 27, 2015, income and margin decreased, compared to the respective period in 2014, primarily due to the decline in revenue mentioned above. These declines in income and margin were offset partially by the effects of cost reductions associated with restructuring initiatives implemented during 2014 within the segment's Clyde Union business.

        Backlog—The segment had backlog of $488.9 and $604.5 as of June 27, 2015 and June 28, 2014, respectively. Of the $115.6 year-over-year decline in backlog, $44.0 was attributable to the impact of a stronger U.S. dollar as of June 27, 2015, as compared to June 28, 2014, and $71.6 was attributable to an organic decline, due primarily to the impact of lower oil prices mentioned above.

Industrial

	Six months ended
	June 27, 2015	June 28, 2014	% Change
Revenues	$383.9	$416.8	(7.9)
Income	53.1	61.9	(14.2)
% of revenues	13.8%	14.9%
Components of revenue decline:
Organic decline			(0.6)
Foreign currency			(7.3)

Net revenue decline			(7.9)

        Revenues—For the six months ended June 27, 2015, the decrease in revenues, compared to the respective period in 2014, was due to the strengthening of the U.S. dollar against various foreign currencies and, to a lesser extent, a decline in organic revenue. The organic revenue decline was primarily due to lower sales of mixers and hydraulic tools and equipment, partially offset by higher sales of pumps and heat exchangers.

        Income—For the six months ended June 27, 2015, income and margin decreased, compared to the respective period in 2014, primarily due to the revenue decline noted above and a less profitable sales mix during the first half of 2015.

        Backlog—The segment had backlog of $214.1 and $245.9 as of June 27, 2015 and June 28, 2014, respectively. Of the $31.8 year-over-year decline in backlog, $22.5 was attributable to the impact of a stronger U.S. dollar as of June 27, 2015, as compared to June 28, 2014, and $9.3 was attributable to an organic decline.

Years Ended December 31, 2014, 2013 and 2012

Food and Beverage

	Year ended December 31,
				2014 vs. 2013%	2013 vs. 2012%
	2014	2013	2012
Revenues	$968.9	$970.0	$946.5	(0.1)	2.5
Income	99.3	90.4	91.7	9.8	(1.4)
% of revenues	10.2%	9.3%	9.7%
Components of revenue growth (decline):
Organic growth				1.0	1.7
Foreign currency				(1.1)	0.4
Acquisition				—	0.4

Net revenue growth (decline)				(0.1)	2.5

        Revenues—For 2014, the decrease in revenues, compared to 2013, was due to a strengthening of the U.S. dollar during the period against various foreign currencies, generally offset by an increase in organic revenue. The increase in organic revenue was due primarily to higher sales of systems and components in Europe.

        For 2013, the increase in revenues, compared to 2012, was due primarily to an increase in organic revenue and, to a lesser extent, both a weakening U.S. dollar during the period against the Euro and the impact of the acquisition of Seital S.r.l. in March 2012. The increase in organic revenue was due primarily to higher sales of systems in Europe and South America.

        Income—For 2014, income and margin increased, compared to 2013, primarily as a result of cost reductions associated with restructuring initiatives at various locations in Europe and, to a lesser extent, improved operational execution and a more favorable sales mix within the segment's European operations.

        For 2013, income and margin decreased, compared to 2012, due to execution challenges on certain large system projects during 2013 and an increase in operating expenses during the year.

        Backlog—The segment had backlog of $485.1 and $549.1 as of December 31, 2014 and 2013, respectively. Approximately 88% of the segment's backlog as of December 31, 2014 is expected to be recognized as revenue during 2015.

Power and Energy

	Year ended December 31,
				2014 vs. 2013%	2013 vs. 2012%
	2014	2013	2012
Revenues	$961.6	$997.5	$1,011.4	(3.6)	(1.4)
Income	168.7	127.4	96.7	32.4	31.7
% of revenues	17.5%	12.8%	9.6%
Components of revenue decline:
Organic decline				(5.0)	(1.0)
Foreign currency				1.4	(0.4)

Net revenue decline				(3.6)	(1.4)

        Revenues—For 2014, the decrease in revenues, compared to 2013, was due to a decline in organic revenue, partially offset by the weakening of the U.S. dollar during the period against the British Pound ("GBP"). The decline in organic revenue was due primarily to lower sales of pumps, as the segment entered 2014 with a lower backlog (as compared to 2013) which we believe resulted from our more selective approach to large orders.

        For 2013, the decrease in revenues, compared to 2012, was due to an organic revenue decline and the strengthening of the U.S. dollar during the period against various foreign currencies. The decline in organic revenue was due primarily to lower sales of pumps, partially offset by an increase in sales of valves, closures and other components.

        Income—For 2014, income and margin increased, compared to 2013, primarily due to improved operational execution, favorable sales mix during the period which we attribute to our more selective approach to large orders, and cost reductions associated with restructuring initiatives implemented during the latter half of 2013 and the first half of 2014 at our Clyde Union business.

        For 2013, income and margin increased, compared to 2012, due to improved operational execution at a number of the businesses within the segment and cost reductions associated with restructuring initiatives implemented at Clyde Union. In addition, in 2012, income and margin were diluted by incremental costs of $8.1 associated with the excess fair value (over historical cost) of inventory acquired in the Clyde Union transaction and subsequently sold in the first half of 2012.

        Backlog—The segment had backlog of $475.5 and $629.5 as of December 31, 2014 and 2013, respectively. Approximately 85% of the segment's backlog as of December 31, 2014 is expected to be recognized as revenue during 2015.

Industrial

	Year ended December 31,
				2014 vs. 2013%	2013 vs. 2012%
	2014	2013	2012
Revenues	$839.1	$837.3	$888.4	0.2	(5.8)
Income	123.0	119.3	129.2	3.1	(7.7)
% of revenues	14.7%	14.2%	14.5%
Components of revenue growth (decline):
Organic growth (decline)				1.4	(5.2)
Foreign currency				(1.2)	(0.6)

Net revenue growth (decline)				0.2	(5.8)

        Revenues—For 2014, the increase in revenues, compared to 2013, was due to an increase in organic revenue, partially offset by the strengthening of the U.S. dollar during the period against various foreign currencies. The increase in organic revenues was due primarily to higher sales of heat exchangers, dehydration equipment and pumps, partially offset by lower sales of mixers.

        For 2013, the decrease in revenues, compared to 2012, was due primarily to an organic revenue decline and, to a lesser extent, the strengthening of the U.S. dollar during the period against various foreign currencies. The decline in organic revenue was due to lower sales within the segment's Asia Pacific operations, as well as lower sales of heat exchangers and dehydration equipment. These decreases were offset partially by an increase in sales of mixers during 2013.

        Income—For 2014, income and margin increased, compared to 2013, primarily due to a more favorable sales mix during 2014.

        For 2013, income and margin decreased, compared to 2012, due to the decline in organic revenue mentioned above and an increase in operating expenses during 2013. These unfavorable impacts on income and margin were offset partially by the effects of a more favorable sales mix in 2013.

        Backlog—The segment had backlog of $210.1 and $235.5 as of December 31, 2014 and 2013, respectively. Approximately 88% of the segment's backlog as of December 31, 2014 is expected to be recognized as revenue during 2015.

Corporate and Other Expense

Six Months Ended June 27, 2015 and June 28, 2014

	Six months ended
	June 27, 2015	June 28, 2014	% Change
Total combined revenues	$1,186.3	$1,365.6	(13.1)
Corporate expense	24.6	29.9	(17.7)
% of revenues	2.1%	2.2%
Stock-based compensation expense	15.5	14.6	6.2
Pension and postretirement expense	2.0	5.7	(64.9)

        Corporate Expense—Corporate expense includes allocations of general corporate expenses from SPX that generally relate to the cost of corporate functions and/or resources provided by SPX. See Note 1 to our condensed combined financial statements for further details on our methodology for allocating corporate-related costs.

        Corporate expense decreased during the six months ended June 27, 2015, compared to the respective period in 2014, primarily due to a decline in incentive compensation expense associated with lower profitability in the first half of 2015, compared to the first half of 2014.

        Stock-based Compensation Expense—SPX sponsors a stock compensation plan that covers eligible employees, including certain of our employees. Stock-based compensation expense, as presented herein, represents the costs associated with the eligible employees of the Company, as well as an allocation of a portion of the costs associated with the eligible corporate employees of SPX. See Note 1 to our condensed combined financial statements for further details on our methodology for allocating corporate-related costs.

        See Note 13 to our condensed combined financial statements for further details on SPX's stock-based compensation plans.

        Pension and Postretirement Expense—SPX sponsors a number of pension and postretirement plans. In addition, we also sponsor pension and postretirement plans. For all of these plans, changes in the fair value of plan assets and actuarial gains and losses are recognized to earnings in the fourth quarter of each year as a component of net periodic benefit expense, unless earlier remeasurement is required. The remaining components of pension and postretirement expense, primarily service and interest costs and expected return on plan assets, are recorded on a quarterly basis.

        Pension and postretirement expense, as presented herein, represents net periodic benefit expense associated with the plans we sponsor as well as an allocation of a portion of the net periodic benefit expense associated with the plans sponsored by SPX. See Note 1 to our condensed combined financial statements for further details on our methodology for allocating corporate-related costs.

        During the six months ended June 27, 2015, pension and postretirement expense decreased, compared to the respective period in 2014, primarily due to a reduction in the allocated net periodic benefit expense associated with the plans sponsored by SPX. During the first quarter of 2014, an actuarial loss was recorded by SPX in connection with a lump-sum payment action related to one of its U.S. pension plans. Our allocated share of the actuarial loss, as reflected in our condensed combined financial statements for the six months ended June 28, 2014, was $1.7. There were no actuarial gains/losses included in our pension and postretirement expense for the six months ended June 27, 2015.

        See Note 8 to our condensed combined financial statements for further details on SPX's and our pension and postretirement plans.

Years Ended December 31, 2014, 2013 and 2012

	Year ended December 31,
				2014 vs. 2013%	2013 vs. 2012%
	2014	2013	2012
Total combined revenue	$2,769.6	$2,804.8	$2,846.3	(1.3)	(1.5)
Corporate expense	58.3	59.8	58.0	(2.5)	3.1
% of revenues	2.1%	2.1%	2.0%
Pension and postretirement expense	32.2	8.0	34.5	302.5	(76.8)
Stock-based compensation expense	20.0	17.4	20.8	14.9	(16.3)

        Corporate Expense—Corporate expense includes allocations of general corporate expenses from SPX that generally relate to the cost of corporate functions and/or resources provided by SPX. See Note 1 to our annual combined financial statements for further details on our methodology for allocating corporate-related costs.

        Corporate expense decreased during 2014, compared to 2013, due primarily to lower marketing expenses.

        Corporate expense increased during 2013, compared to 2012, due primarily to an increase in incentive compensation expense.

        Pension and Postretirement Expense—SPX sponsors a number of pension and postretirement plans. In addition, we also sponsor pension and postretirement plans. For all of these plans, changes in the fair value of plan assets and actuarial gains and losses are recognized to earnings in the fourth quarter of each year as a component of net periodic benefit expense, unless earlier remeasurement is required. The remaining components of pension and postretirement expense, primarily service and interest costs and expected return on plan assets, are recorded on a quarterly basis.

        Pension and postretirement expense, as presented herein, represents net periodic benefit expense associated with the plans we sponsor as well as an allocation of a portion of the net periodic benefit expense associated with the plans sponsored by SPX. See Note 1 to our annual combined financial statements for further details on our methodology for allocating corporate-related costs.

        During 2014, pension and postretirement expense increased, compared to 2013, primarily as a result of an increase in actuarial losses associated with both the plans sponsored by SPX and those that we sponsor.

        During 2013, pension and postretirement expense decreased, compared to 2012, primarily as a result of a decrease in actuarial losses associated with both the plans sponsored by SPX and those that we sponsor.

        See Note 9 to our annual combined financial statements for further details on SPX's and our pension and postretirement plans.

        Stock-based Compensation Expense—SPX sponsors a stock compensation plan that covers eligible employees, including certain of our employees. Stock-based compensation expense, as presented herein, represents the costs associated with our eligible employees, as well as an allocation of a portion of the costs associated with the eligible corporate employees of SPX. See Note 1 to our annual combined financial statements for further details on our methodology for allocating corporate-related costs.

        The increase in stock-based compensation expense for 2014, compared to 2013, was primarily the result of an increase in the fair value of the 2014 restricted stock share and restricted stock unit awards, as the weighted-average fair value of the 2014 awards was approximately 41% higher than the 2013 awards.

        The decrease in stock-based compensation expense for 2013, compared to 2012, was due primarily to a reduction in stock-based compensation associated with SPX's executive officer group, as well as an increase in forfeitures during 2013.

        See Note 14 to our annual combined financial statements for further details on SPX's stock-based compensation plans.

Liquidity and Financial Condition

        Listed below are the cash flows from (used in) operating, investing and financing activities, as well as the net change in cash and equivalents, for the six months ended June 27, 2015 and June 28, 2014 and the years ended December 31, 2014, 2013 and 2012.

	Six months ended
			Year ended December 31,
	June 27, 2015	June 28, 2014
			2014	2013	2012
Cash flows from operating activities	$41.0	$118.6	$302.6	$263.3	$150.6
Cash flows used in investing activities	(21.1)	(7.4)	(34.0)	(752.0)	(45.3)
Cash flows from (used in) financing activities	(54.6)	(116.6)	(297.8)	388.3	1.8
Change in cash and equivalents due to changes in foreign currency exchange rates	(6.8)	(1.4)	(12.0)	(4.8)	5.2

Net change in cash and equivalents	$(41.5)	$(6.8)	$(41.2)	$(105.2)	$112.3

Six Months Ended June 27, 2015 and June 28, 2014

        Operating Activities—During the six months ended June 27, 2015, the decrease in cash flows from operating activities, compared to the same period in 2014, was primarily attributable to (i) a decline in segment profitability and (ii) the timing of cash receipts on certain large projects.

        Investing Activities—During the six months ended June 27, 2015, cash flows used in investing activities were comprised primarily of capital expenditures of $22.6 associated generally with upgrades of manufacturing facilities and information technology, partially offset by proceeds from asset sales and other of $1.6. Cash flows used in investing activities during the comparable period in 2014 were comprised primarily of capital expenditures of $13.8 associated generally with upgrades of manufacturing facilities and replacement of equipment, partially offset by proceeds from asset sales and other of $7.1.

        Financing Activities—During the six months ended June 27, 2015, cash flows used in financing activities related primarily to net transfers to SPX of $48.7 and repayments of related party notes payable of $5.4, while cash flows used in financing activities during the comparable period in 2014 related primarily to net transfers to SPX of $119.0, partially offset by net borrowings under financing arrangements of $2.8.

        Change in Cash and Equivalents due to Changes in Foreign Currency Exchange Rates—The decrease in cash and equivalents due to foreign currency exchange rates of $6.8 and $1.4 in the six months ended June 27, 2015 and June 28, 2014, respectively, reflected primarily a reduction in U.S. dollar equivalent balances of Euro-denominated cash and equivalents (in 2015) and of Chinese Yuan-denominated cash and equivalents (in 2014), as a result of the strengthening of the U.S. dollar against these currencies during the respective periods.

Years Ended December 31, 2014 and 2013

        Operating Activities—During 2014, the increase in cash flows from operating activities, compared to 2013, was due primarily to improved profitability.

        Investing Activities—During 2014, cash flows used in investing activities were comprised primarily of capital expenditures of $40.7, partially offset by proceeds from asset sales and other of $7.3. Cash flows used in investing activities during 2013 were comprised primarily of loans to SPX of $743.3 and capital expenditures of $23.4, partially offset by proceeds from asset sales and other of $12.0.

        Financing Activities—During 2014, cash flows used in financing activities related primarily to net transfers to SPX of $291.6, while cash flows from financing activities in 2013 related primarily to net transfers from SPX of $261.3 and net borrowings from SPX (and certain of its affiliates that are not part of the spin-off transaction) of $142.3.

        Change in Cash and Equivalents due to Changes in Foreign Currency Exchange Rates—The decrease in cash and equivalents due to foreign currency exchange rates of $12.0 and $4.8 in 2014 and 2013, respectively, reflected primarily a reduction in U.S. dollar equivalent balances of Euro- and GBP-denominated cash and equivalents, as a result of the strengthening of the U.S. dollar against these currencies during the respective periods.

Years Ended December 31, 2013 and 2012

        Operating Activities—During 2013, the increase in cash flows from operating activities, compared to 2012, was due primarily to a reduction in working capital at our Clyde Union business and, to a lesser extent, improved profitability. In 2012, our Clyde Union business experienced project delays and other operational execution issues, which contributed to a significant increase in working capital for the business (increase of approximately $140.0). During 2013, many of these issues were remediated, resulting in a significant decline in Clyde Union's working capital.

        Investing Activities—During 2013, cash flows used in investing activities were comprised primarily of loans to SPX of $743.3 and capital expenditures of $23.4, partially offset by proceeds from asset sales and other of $12.0. Cash flows used in investing activities during 2012 were comprised primarily of the acquisition of Seital S.r.l. of $28.0 and capital expenditures of $26.3, partially offset by repayments received on related party notes of $6.8 and proceeds from asset sales and other of $5.6.

        Financing Activities—During 2013, cash flows from financing activities related primarily to net transfers from SPX of $261.3 and net borrowings from SPX (and certain of its affiliates that are not part of the spin-off transaction) of $142.3, while cash flows from financing activities in 2012 related primarily to net transfers from SPX of $33.9, partially offset by net repayments of third-party debt of $34.3.

        Change in Cash and Equivalents due to Changes in Foreign Currency Exchange Rates—The decrease in cash and equivalents due to foreign currency exchange rates of $4.8 in 2013 reflected primarily a reduction in U.S. dollar equivalent balances of Euro- and GBP-denominated cash and equivalents, as a result of the strengthening of the U.S. dollar against these currencies during the year. The increase in cash and equivalents due to foreign currency exchange rates of $5.2 in 2012 reflects primarily an increase in U.S. dollar equivalent balances of Euro- and GBP-denominated cash and equivalents, as a result of a weakening of the U.S. dollar against these currencies during the year.

 Senior Credit Facilities

        On September 25, 2015, Flowco and certain of our subsidiaries (collectively "Flowco") expect to establish senior credit facilities with a syndicate of lenders that will provide for committed senior secured financing in the aggregate amount of $1.35 billion, consisting of the following, each with a final maturity of September 25, 2020:

  •
  A term loan facility in an aggregate principal amount of $400.0;

  •
  A domestic revolving credit facility, available for loans and letters of credit, in an aggregate principal amount up to $250.0;

  •
  A global revolving credit facility, available for loans in Euros, Great Britain Pound and other currencies, in an aggregate principal amount up to the equivalent of $200.0;

  •
  A participation multi-currency foreign credit instrument facility, available for performance letters of credit and guarantees, in an aggregate principal amount up to the equivalent of $250.0; and

  •
  A bilateral multi-currency foreign credit instrument facility, available for performance letters of credit and guarantees, in an aggregate principal amount up to the equivalent of $250.0.

        We also may seek additional commitments, without consent from the existing lenders, to add an incremental term loan facility and/or increase the commitments in respect of the domestic revolving credit facility, the global revolving credit facility, the participation foreign credit instrument facility, and/or the bilateral foreign credit instrument facility by an aggregate principal amount not to exceed (x) $500.0 plus (y) an unlimited amount so long as, immediately after giving effect thereto, our Consolidated Senior Secured Leverage Ratio (as defined in the credit agreement generally as the ratio of consolidated total debt (excluding the face amount of undrawn letters of credit, bank undertakings, or analogous instruments and net of cash and cash equivalents in excess of $50.0) at the date of determination secured by liens to consolidated adjusted EBITDA, as defined in the credit agreement, for the four fiscal quarters ended most recently before such date) does not exceed 2.75 to 1.00 plus (z) an amount equal to all voluntary prepayments of the term loan facility and voluntary prepayments accompanied by permanent commitment reductions of the revolving credit facilities and foreign credit instrument facilities.

        We will be the borrower under all of the senior credit facilities, and certain of Flowco's foreign subsidiaries are (and Flowco may designate other foreign subsidiaries to be) borrowers under the global revolving credit facility and the foreign credit instrument facilities.

        All borrowings and other extensions of credit under our senior credit facilities will be subject to the satisfaction of customary conditions, including absence of defaults and accuracy in material respects of representations and warranties.

        The letters of credit under the domestic revolving credit facility are stand-by letters of credit requested by Flowco on behalf of itself or any of its subsidiaries or certain joint ventures. The foreign credit instrument facility will be used to issue foreign credit instruments, including bank undertakings to support our foreign operations.

        The interest rates applicable to loans under our senior credit facilities will be, at our option, equal to either (x) an alternate base rate (the highest of (a) the federal funds effective rate plus 0.5%, (b) the prime rate of Bank of America, N.A., and (c) the one-month LIBOR rate plus 1.0%) or (y) a reserve-adjusted LIBOR rate for dollars (Eurodollar) plus, in each case, an applicable margin percentage, which varies based on our Consolidated Leverage Ratio (as defined in the credit agreement generally as the ratio of consolidated total debt (excluding the face amount of undrawn letters of credit, bank undertakings or analogous instruments and net of cash and cash equivalents in excess of $50.0) at the date of determination to consolidated adjusted EBITDA for the four fiscal quarters ended most recently before such date). We may elect interest periods of one, two, three or six months (and, if consented to by all relevant lenders, nine or twelve months) for Eurodollar borrowings. The per annum fees charged and the interest rate margins applicable to Eurodollar and alternate base rate loans are as follows:

Consolidated Leverage Ratio	Domestic Revolving Commitment Fee	Global Revolving Commitment Fee	Letter of Credit Fee	Foreign Credit Commitment Fee	Foreign Credit Instrument Fee	LIBOR Loans	ABR Loans
Greater than or equal to 3.00 to 1.00	0.350%	0.350%	2.000%	0.350%	1.250%	2.000%	1.000%
Between 2.00 to 1.00 and 3.00 to 1.00	0.300%	0.300%	1.750%	0.300%	1.000%	1.750%	0.750%
Between 1.50 to 1.00 and 2.00 to 1.00	0.275%	0.275%	1.500%	0.275%	0.875%	1.500%	0.500%
Between 1.00 to 1.00 and 1.50 to 1.00	0.250%	0.250%	1.375%	0.250%	0.800%	1.375%	0.375%
Less than 1.00 to 1.00	0.225%	0.225%	1.250%	0.225%	0.750%	1.250%	0.250%

        The fees for bilateral foreign credit commitments will be as specified above for foreign credit commitments unless otherwise agreed with the bilateral foreign issuing lender. We will also pay fronting fees on the outstanding amounts of letters of credit and foreign credit instruments (in the participation facility) at the rates of 0.125% per annum and 0.25% per annum, respectively.

        Our senior credit facilities will require mandatory prepayments in amounts equal to the net proceeds from the sale or other disposition of, including from any casualty to, or governmental taking of, property in excess of specified values (other than in the ordinary course of business and subject to other exceptions) by Flowco or its subsidiaries. Mandatory prepayments will be applied to repay, first, amounts outstanding under any term loans and, then, amounts (or to cash collateralize letters of credit) outstanding under the global revolving credit facility and the domestic revolving credit facility (without reducing the commitments thereunder). No prepayment will be required generally to the extent the net proceeds are reinvested (or committed to be reinvested) in permitted acquisitions, permitted investments or assets to be used in our business within 360 days (and if committed to be reinvested, actually reinvested within 180 days after the end of such 360-day period) of the receipt of such proceeds.

        We may voluntarily prepay loans under our senior credit facilities, in whole or in part, without premium or penalty. Any voluntary prepayment of loans will be subject to reimbursement of the lenders' breakage costs in the case of a prepayment of Eurodollar rate borrowings other than on the last day of the relevant interest period.

        Indebtedness under our senior credit facilities will be guaranteed by:

  •
  Each existing and subsequently acquired or organized domestic material subsidiary with specified exceptions; and

  •
  SPX FLOW with respect to the obligations of our foreign borrower subsidiaries under the global revolving credit facility, the participation foreign credit instrument facility and the bilateral foreign credit instrument facility.

        Indebtedness under our senior credit facilities will be secured by a first priority pledge and security interest in 100% of the capital stock of our domestic subsidiaries (with certain exceptions) held by Flowco or its domestic subsidiary guarantors and 65% of the capital stock of our material first-tier foreign subsidiaries (with certain exceptions). If Flowco's corporate credit rating is less than "Ba2" (or not rated) by Moody's and less than "BB" (or not rated) by S&P, then Flowco and its domestic subsidiary guarantors are required to grant security interests, mortgages and other liens on substantially all our assets. If Flowco's corporate credit rating is "Baa3" or better by Moody's or "BBB-" or better by S&P and no defaults would exist, then all collateral security will be released and the indebtedness under our senior credit facilities will be unsecured.

        Our senior credit facilities will require that Flowco maintains:

  •
  A Consolidated Interest Coverage Ratio (as defined in the credit agreement generally as the ratio of consolidated adjusted EBITDA for the four fiscal quarters ended on such date to consolidated cash interest expense for such period) as of the last day of any fiscal quarter of at least 3.50 to 1.00; and

  •
  A Consolidated Leverage Ratio as of the last day of any fiscal quarter of not more than 3.25 to 1.00 (or 3.50 to 1.00 for the four fiscal quarters after certain permitted acquisitions).

        Our senior credit facilities will also contain covenants that, among other things, restrict our ability to incur additional indebtedness, grant liens, make investments, loans, guarantees, or advances, make restricted junior payments, including dividends, redemptions of capital stock, and voluntary prepayments or repurchase of certain other indebtedness, engage in mergers, acquisitions or sales of assets, enter into sale and leaseback transactions, or engage in certain transactions with affiliates, and otherwise restrict certain corporate activities. Our senior credit facilities will contain customary representations, warranties, affirmative covenants and events of default.

Senior Notes

        We expect that the $600.0 aggregate principal amount of the 2017 Notes will become an obligation of Flowco in connection with the spin-off. These notes mature in August 2017. The interest payment dates for these notes are March 1 and September 1 of each year. The notes are redeemable, in whole or in part, at any time prior to maturity at a price equal to 100% of the principal amount thereof plus an applicable premium, plus accrued and unpaid interest. If we experience certain types of change of control transactions, we must offer to repurchase the notes at 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest. These notes are unsecured and rank equally with all our existing and future unsubordinated unsecured senior indebtedness, but are effectively junior to our senior credit facilities. The indenture governing these notes contains covenants that, among other things, limit our ability to incur liens, enter into sale and leaseback transactions and consummate some mergers. Payment of the principal, premium, if any, and interest on these notes will be guaranteed on a senior unsecured basis by our domestic subsidiaries.

        In connection with consummation of the spin-off, we intend to commence an offer to purchase all of the 2017 Notes then outstanding, at a purchase price equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest, in accordance with the terms of the indenture for the 2017 Notes. Nothing contained in this information statement should be construed as an offer to purchase any of the 2017 Notes.

Financial Instruments

        We measure our financial assets and liabilities on a recurring basis, and nonfinancial assets and liabilities on a non-recurring basis, at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We utilize market data or assumptions we believe market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2) or significant unobservable inputs (Level 3).

        Our derivative financial assets and liabilities include FX forward contracts and FX embedded derivatives measured at fair value using observable market inputs such as forward rates, interest rates, our own credit risk and our counterparties' credit risks. Based on these inputs, the derivative assets and liabilities are classified within Level 2 of the valuation hierarchy. Based on our continued ability to enter into forward contracts, we consider the markets for our fair value instruments active.

        As of June 27, 2015, there had been no significant impact to the fair value of our derivative liabilities due to our own credit risk as the related instruments were collateralized under SPX's senior credit facilities. Similarly, there had been no significant impact to the fair value of our derivative assets based on our evaluation of our counterparties' credit risks.

        We primarily use the income approach, which uses valuation techniques to convert future amounts to a single present amount. Assets and liabilities measured at fair value on a recurring basis are further discussed below.

Currency Forward Contracts and Currency Forward Embedded Derivatives

        We manufacture and sell our products in a number of countries and, as a result, are exposed to movements in foreign currency exchange rates. Our objective is to preserve the economic value of non-functional currency-denominated cash flows and to minimize their impact. Our principal currency exposures relate to the Euro, Chinese Yuan and GBP.

        From time to time, we enter into foreign currency forward contracts ("FX forward contracts") to manage the exposure on contracts with forecasted transactions denominated in non-functional currencies and to manage the risk of transaction gains and losses associated with assets/liabilities denominated in currencies other than the functional currency of certain subsidiaries. In addition, some of our contracts contain currency forward embedded derivatives ("FX embedded derivatives"), because the currency of exchange is not "clearly and closely" related to the functional currency of either party to the transaction. Certain of our FX forward contracts are designated as cash flow hedges. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings, but are included in Accumulated Other Comprehensive Income ("AOCI"). These changes in fair value are reclassified into earnings as a component of revenues or cost of products sold, as applicable, when the forecasted transaction impacts earnings. In addition, if the forecasted transaction is no longer probable, the cumulative change in the derivatives' fair value is recorded as a component of "Other income (expense), net" in the period in which the transaction is no longer considered probable of occurring. To the extent a previously designated hedging transaction is no longer an effective hedge, any ineffectiveness measured in the hedging relationship is recorded in earnings in the period in which it occurs.

        We had FX forward contracts with an aggregate notional amount of $60.1, $84.4 and $90.7 outstanding as of June 27, 2015, December 31, 2014 and December 31, 2013, respectively, with all such contracts as of June 27, 2015 scheduled to mature within one year. We also had FX embedded derivatives with an aggregate notional amount of $42.0, $53.4 and $78.6 at June 27, 2015, December 31, 2014 and December 31, 2013, respectively, with scheduled maturities as of June 27, 2015 of $39.5, $2.1 and $0.4 within one, two and subsequent years thereafter, respectively. The unrealized loss, net of taxes, recorded in AOCI related to FX forward contracts was $0.1 as of June 27, 2015, while such amount was less than $0.1 as of December 31, 2014 and there were no such amounts as of December 31, 2013. The net gains/(losses) recorded in "Other income (expense), net" related to FX forward contracts and FX embedded derivatives totaled ($0.1) and $2.1 for the six months ended June 27, 2015 and June 28, 2014, respectively. The net gains recorded in "Other income (expense), net" related to FX forward contracts and FX embedded derivatives totaled $0.2, $0.8 and $2.0 in 2014, 2013 and 2012, respectively.

        The net fair values of our FX forward contracts and FX embedded derivatives were $1.1 (liability), $0.6 (liability) and $3.0 (liability) at June 27, 2015, December 31, 2014 and December 31, 2013, respectively.

Other Fair Value Financial Assets and Liabilities

        The carrying amounts of cash and equivalents and receivables (excluding related party notes receivable) reported in our combined balance sheets approximate fair value due to the short-term nature of those instruments. At June 27, 2015, December 31, 2014 and December 31, 2013, the aggregate estimated fair values of our related party notes receivable were approximately $727.2, $758.0 and $682.0, respectively, compared to the respective carrying values of $670.0, $707.1 and $763.4.

        The fair value of our debt instruments (excluding capital leases and related party notes payable) are considered to approximate carrying value due primarily to the short-term nature of these instruments. At June 27, 2015, December 31, 2014 and December 31, 2013, the aggregate estimated fair values of our related party notes payable were approximately $437.0, $1,127.0 and $1,076.0, respectively, compared to the respective carrying values of $391.3, $1,003.1 and $988.4.

Concentrations of Credit Risk

        Financial instruments that potentially subject us to significant concentrations of credit risk consist of cash and equivalents, trade accounts receivable, and FX forward contracts. These financial instruments, other than trade accounts receivable, are placed with high-quality financial institutions throughout the world. We periodically evaluate the credit standing of these financial institutions.

        We maintain cash levels in bank accounts that, at times, may exceed federally-insured limits. We have not experienced, and believe we are not exposed to significant risk of, loss in these accounts.

        We have credit loss exposure in the event of nonperformance by counterparties to the above financial instruments, but have no other off-balance-sheet credit risk of accounting loss. We anticipate that counterparties will be able to fully satisfy their obligations under the contracts. We do not obtain collateral or other security to support financial instruments subject to credit risk, but we do monitor the credit standing of counterparties.

        Concentrations of credit risk arising from trade accounts receivable are due to selling to customers in a particular industry. Credit risks are mitigated by performing ongoing credit evaluations of our customers' financial conditions and obtaining collateral, advance payments, or other security when appropriate. No one customer, or group of customers that to our knowledge are under common control, accounted for more than 10% of our revenues for any period presented.

Cash and Other Commitments

        We use operating leases to finance certain equipment, vehicles and properties. At December 31, 2014, we had $84.0 of future minimum rental payments under operating leases with remaining non-cancelable terms in excess of one year.

        Capital expenditures for 2014 totaled $40.7, compared to $23.4 and $26.3 in 2013 and 2012, respectively. Capital expenditures in 2014 related primarily to upgrades to manufacturing facilities, including replacement of equipment, and information technology. We expect 2015 capital expenditures to approximate $70.0, with a significant portion related to upgrades of manufacturing facilities and information technology. While the impact of continued market volatility cannot be predicted, we believe we have sufficient operating flexibility, cash reserves and funding sources to maintain adequate amounts of liquidity and to meet our future operating cash needs and internal growth opportunities.

        In 2014, we made contributions and direct benefit payments of $3.8 to our defined benefit pension and postretirement benefit plans. We expect to make $2.9 of minimum required funding contributions and direct benefit payments in 2015. Our pension plans have not experienced any liquidity difficulties or counterparty defaults due to the volatility in the credit markets. Our foreign pension funds experienced a positive return on assets of approximately 5.0% in 2014. See Note 9 to our annual combined financial statements for further disclosure of expected future contributions and benefit payments.

        On a net basis, we paid $11.4, $19.0, and $15.7 in income taxes in 2014, 2013 and 2012, respectively. The amount of income taxes we pay annually is dependent on various factors, including the timing of certain deductions. Deductions and the amount of income taxes can and do vary from year to year.

        As of December 31, 2014, except as discussed in Note 13 to our annual combined financial statements and in the contractual obligations table below, we did not have any material guarantees, off-balance sheet arrangements or purchase commitments.

        We continually review each of our businesses in order to determine their long-term strategic fit. These reviews could result in selected acquisitions to expand an existing business or result in the disposition of an existing business. See "Risk Factors," "Results of Reportable Segments" included in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" for an understanding of the risks, uncertainties and trends facing our businesses.

Contractual Obligations

        The following is a summary of our primary contractual obligations as of December 31, 2014. Except as otherwise noted below, there have been no material changes in the amounts of our contractual obligations from those summarized below:

	Total	Due within 1 year	Due in 1 - 3 years	Due in 3 - 5 years	Due after 5 years
Short-term debt obligations	$6.0	$6.0	$—	$—	$—
Long-term debt obligations	12.0	1.7	1.4	5.4	3.5
Related party notes payable(1)	1,003.1	36.8	558.0	—	408.3
Pension and postretirement benefit plan contributions and direct benefit payments(2)	67.0	2.9	6.4	7.5	50.2
Purchase and other contractual obligations(3)	209.4	191.4	18.0	—	—
Future minimum operating lease payments(4)	84.0	25.0	27.7	12.5	18.8
Interest payments—capital lease obligations	3.4	1.4	1.2	0.2	0.6
Interest payments—related party notes payable(1)	609.0	—	152.1	—	456.9

Total contractual cash obligations(5)	$1,993.9	$265.2	$764.8	$25.6	$938.3

(1)
During the six months ended June 27, 2015, certain related party notes payable were extinguished by way of a capital contribution. As a result of this capital contribution, these related party notes payable no longer remain our contractual obligations as of June 27, 2015. Of these amounts, $26.9 was previously due upon the lender's demand (reflected in "Due within 1 year" above) and $558.0 was previously due in 2017 (reflected in "Due in 1 - 3 years" above). Interest payments of $152.1 which were previously due in 2017 (reflected in "Due in 1 - 3 years" above) also no longer remain our contractual obligations as of June 27, 2015.

(2)
Estimated minimum required pension contributions and pension and postretirement benefit payments are based on actuarial estimates using current assumptions for, among other things, discount rates, expected long-term rates of return on plan assets (where applicable), rates of compensation increases, and health care cost trend rates. See Note 9 to our annual combined financial statements for additional information on expected future contributions and benefit payments.

(3)
Represents contractual commitments to purchase goods and services at specified dates.

(4)
Represents rental payments under operating leases with remaining non-cancelable terms in excess of one year.

(5)
Contingent obligations, such as environmental accruals and those relating to uncertain tax positions, generally do not have specific payment dates and accordingly have been excluded from the above table. Based on the outcome of certain examinations or as a result of the expiration of statutes of limitations for certain jurisdictions, we believe that within the next 12 months it is reasonably possible that our previously unrecognized tax benefits could decrease by $2.5 to $7.5. In addition, the above table does not include potential payments under our derivative financial instruments.

        We believe that our cash flows, together with cash on hand, provide us with the ability to fund our operations and make planned capital expenditures payments for at least the next twelve months. However, such cash flows are dependent upon our future operating performance which, in turn, is subject to prevailing economic conditions and to financial, business and other factors, including the conditions of our markets, some of which are beyond our control. If, in the future, we cannot generate sufficient cash from operations to meet any future debt service obligations, we would need to refinance such debt obligations, obtain additional financing or sell assets. We cannot assure you that our business will generate cash from operations, or that we will be able to obtain financing from other sources, sufficient to satisfy any such debt service or other requirements.

Critical Accounting Policies and Use of Estimates

        The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. The accounting policies that we believe are most critical to the portrayal of our financial condition and results of operations and that require our most difficult, subjective or complex judgments in estimating the effect of inherent uncertainties are listed below. This section should be read in conjunction with Notes 1 and 2 to our annual combined financial statements, which include a detailed discussion of these and other accounting policies. We have effected no material change in either our critical accounting policies or use of estimates since the issuance of our 2014 combined financial statements included elsewhere in this information statement.

Long-Term Contract Accounting

        Certain of our businesses recognize revenues and profits from long-term construction/installation contracts under the percentage-of-completion method of accounting. The percentage-of-completion method requires estimates of future revenues and costs over the full term of product delivery. We measure the percentage-of-completion principally by the contract costs incurred to date as a percentage of the estimated total costs for that contract at completion. Under the percentage-of-completion method, we recognized revenues of $237.8 and $274.0 during the six months ended June 27, 2015 and June 28, 2014, respectively, and $573.1, $612.8 and $693.1 during the years ended December 31, 2014, 2013 and 2012, respectively.

        We record any provision for estimated losses on uncompleted long-term contracts in the period in which the losses are determined. In the case of customer change orders for uncompleted long-term contracts, we include estimated recoveries for work performed in forecasting ultimate profitability on these contracts. Due to uncertainties inherent in the estimation process, it is reasonably possible that completion costs, including those arising from contract penalty provisions and final contract settlements, will be revised during the duration of a contract. These revisions to costs and income are recognized in the period in which the revisions are determined.

        Our estimation process for determining revenues and costs for contracts accounted for under the percentage-of-completion method is based upon (i) our historical experience, (ii) the professional judgment and knowledge of our engineers, project managers, and operations and financial professionals, and (iii) an assessment of the key underlying factors (see below) that impact the revenues and costs of our long-term contracts. Each long-term contract is unique, but typically similar enough to other contracts that we can effectively leverage our experience. As our long-term contracts generally range from six to eighteen months in duration, we typically reassess the estimated revenues and costs of these contracts on a quarterly basis, but may reassess more often as situations warrant. We record changes in estimates of revenues and costs when identified using the cumulative catch-up method prescribed under the Revenue Recognition Topic of the Codification.

        We believe the underlying factors used to estimate our costs to complete and percentage-of-completion are sufficiently reliable to provide a reasonable estimate of revenue and profit; however, due to the length of time over which revenue streams are generated and costs are incurred, along with the judgment required in developing the underlying factors, the variability of revenue and cost can be significant. Factors that may affect revenue and costs relating to long-term contracts include, but are not limited to, the following:

  •
  Sales Price Incentives and Sales Price Escalation Clauses—Sales price incentives and sales price escalations that are reasonably assured and reasonably estimable are recorded over the performance period of the contract. Otherwise, these amounts are recorded when awarded.

  •
  Cost Recovery for Product Design Changes and Claims—On occasion, design specifications may change during the course of the contract. Any additional costs arising from these changes may be supported by change orders, or we may submit a claim to the customer. Change orders are accounted for as described above. See below for our accounting policies related to claims.

  •
  Material Availability and Costs—Our estimates of material costs generally are based on existing supplier relationships, adequate availability of materials, prevailing market prices for materials and, in some cases, long-term supplier contracts. Changes in our supplier relationships, delays in obtaining materials, or changes in material prices can have an impact on our cost and profitability estimates.

  •
  Use of Sub-Contractors—Our arrangements with sub-contractors are generally based on fixed prices; however, our estimates of the cost and profitability can be impacted by sub-contractor delays, customer claims arising from sub-contractor performance issues, or a sub-contractor's inability to fulfill its obligations.

  •
  Labor Costs and Anticipated Productivity Levels—Where applicable, we include the impact of labor improvements in our estimation of costs, such as in cases where we expect a favorable learning curve over the duration of the contract. In these cases, if the improvements do not materialize, costs and profitability could be adversely impacted. Additionally, to the extent we are more or less productive than originally anticipated, estimated costs and profitability may also be impacted.

  •
  Effect of Foreign Currency Fluctuations—Fluctuations between currencies in which our long-term contracts are denominated and the currencies under which contract costs are incurred can have an impact on profitability. When the impact on profitability is potentially significant, we may (but generally do not) enter into FX forward contracts or prepay certain vendors for raw materials to manage the potential exposure. See Note 12 to our annual combined financial statements for additional details on our FX forward contracts.

        Costs and estimated earnings in excess of billings on uncompleted contracts arise when revenues have been recorded but the amounts have not been billed under the terms of the contracts. These amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract.

        We periodically make claims against customers, suppliers and sub-contractors associated with alleged non-performance and other disputes over contractual terms. Claims related to long-term contracts are recognized as additional revenues or as a reduction of costs only after we have determined that collection is probable and the amount is reasonably estimable. Claims made by us may involve negotiation and, in certain cases, litigation or other dispute-resolution processes. In the event we incur litigation or other dispute-resolution costs in connection with claims, these costs are expensed as incurred, although we may seek to recover these costs. Claims against us are recognized when a loss is considered probable and amounts are reasonably estimable.

Impairment of Goodwill and Indefinite-Lived Intangible Assets

        Goodwill and indefinite-lived intangible assets are not amortized, but instead are subject to annual impairment testing. We monitor the results of each of our reporting units as a means of identifying trends and/or matters that may impact their financial results and, thus, be an indicator of a potential impairment. The trends and/or matters that we specifically monitor for each of our reporting units are as follows:

  •
  Significant variances in financial performance (e.g., revenues, earnings and cash flows) in relation to expectations and historical performance;

  •
  Significant changes in end markets or other economic factors;

  •
  Significant changes or planned changes in our use of a reporting unit's assets; and

  •
  Significant changes in customer relationships and competitive conditions.

        The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. We consider a number of factors, including the input of an independent appraisal firm, in conducting the impairment testing of our reporting units. We perform our impairment testing by comparing the estimated fair value of the reporting unit to the carrying value of the reported net assets, with such testing occurring during the fourth quarter of each year in conjunction with our annual financial planning process (or more frequently if impairment indicators arise), based primarily on events and circumstances existing as of the end of the third quarter. Fair value is generally based on the income approach using a calculation of discounted cash flows, based on the most recent financial projections for the reporting units. The revenue growth rates included in the financial projections are our best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each reporting unit based on current cost structure and, when applicable, anticipated net cost reductions.

        The calculation of fair value for our reporting units incorporates many assumptions including future growth rates, profit margin and discount factors. Changes in economic and operating conditions impacting these assumptions could result in impairment charges in future periods.

        We perform our annual trademarks impairment testing during the fourth quarter, or on a more frequent basis if there are indications of potential impairment. The fair values of our trademarks are determined by applying estimated royalty rates to projected revenues, with the resulting cash flows discounted at a rate of return that reflects current market conditions. During 2014 and 2013, we recorded impairment charges of $11.7 and $4.7, respectively, related to trademarks of certain of our businesses. Other changes in the gross values of trademarks and other identifiable intangible assets related primarily to foreign currency translation.

Employee Benefit Plans

        For both the plans we sponsor and the plans sponsored by SPX, changes in the fair value of plan assets and actuarial gains and losses are recognized to earnings in the fourth quarter of each year, unless earlier remeasurement is required. The remaining components of pension and postretirement expense, primarily service and interest costs and expected return on plan assets, are recorded on a quarterly basis.

        Neither our nor the pension plans sponsored by SPX have experienced any significant impact on liquidity or counterparty exposure due to the volatility in the credit markets.

        The costs and obligations associated with these plans are determined based on actuarial valuations. The critical assumptions used in determining these obligations and related expenses are discount rates and healthcare cost projections. These critical assumptions are calculated based on relevant data and appropriate market indicators, and are evaluated at least annually in consultation with outside actuaries. Other assumptions involving demographic factors such as retirement patterns, mortality, turnover and the rate of increase in compensation levels are evaluated periodically and are updated to reflect actual experience and expectations for the future. While we believe that the assumptions used are appropriate, actual results may differ.

        The discount rate enables the expected future cash flows to be stated at a present value on the measurement date. This rate is the yield on high- quality fixed income investments at the measurement date. A lower discount rate increases the present value of benefit obligations and increases pension expense. Including the effects of recognizing actuarial gains and losses into earnings as described above, a 50 basis point decrease in the discount rate on the above plans would have increased our 2014 pension expense by approximately $21.5, and a 50 basis point increase in the discount rate would have decreased 2014 pension expense by approximately $20.6.

        The trend in healthcare costs is difficult to estimate, and it can significantly impact postretirement liabilities and costs. Including the effects of recognizing actuarial gains and losses into earnings as described above, a 100 basis point increase in the healthcare cost trend rate would have reduced our 2014 postretirement income by approximately $0.6, and a 100 basis point decrease in the healthcare cost trend rate would have increased our 2014 postretirement income by approximately $0.6.

        See Note 9 to our annual combined financial statements for further information on our accounting for pension and postretirement benefit plans.

Income Taxes

        For purposes of our combined financial statements, our income tax provision has been determined as if we filed income tax returns on a stand-alone basis. Our tax results as presented in the combined financial statements may not be reflective of the results that we will generate in the future. In jurisdictions where we have been included in the tax returns filed by SPX, any income taxes payable resulting from the related income tax provision have been reflected in our combined balance sheets within "Parent company investment."

        Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We periodically assess whether deferred tax assets will be realized and the adequacy of deferred tax liabilities, including the results of tax audits or estimates and judgments used.

        Realization of deferred tax assets involves estimates regarding (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, and (3) the impact of tax planning strategies. We believe that it is more likely than not that we may not realize the benefit of certain deferred tax assets and, accordingly, have established a valuation allowance against them. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of and potential changes to ongoing tax planning strategies. The projections of future taxable income include a number of estimates and assumptions regarding our volume, pricing and costs. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that the remaining deferred tax assets will be realized through future taxable earnings or alternative tax strategies. However, deferred tax assets could be reduced in the near term if our estimates of taxable income are significantly reduced or tax strategies are no longer viable.

        We review our income tax positions on a continuous basis and record a provision for potential uncertain tax positions when we determine that an uncertain position meets the criteria of the Income

Taxes Topic of the Codification. As events change or resolutions occur, adjustments are made to amounts previously provided, such as in the case of audit settlements with taxing authorities. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters.

        Our future results may include favorable or unfavorable adjustments to our estimated tax liabilities due to closure of income tax examinations, statute expirations, new regulatory or judicial pronouncements, changes in tax laws, changes in projected levels of taxable income, future tax planning strategies, or other relevant events. See Note 10 to our annual combined financial statements for additional details regarding our uncertain tax positions.

Contingent Liabilities

        We are subject to litigation matters that arise in the normal course of business. We believe these matters are either without merit or of a kind that should not have a material effect, individually or in the aggregate, on our financial position, results of operations or cash flows.

        We are subject to domestic and international environmental protection laws and regulations with respect to our business operations and are operating in compliance with, or taking action aimed at ensuring compliance with, these laws and regulations. None of our compliance obligations with environmental protection laws and regulations, individually or in the aggregate, is expected to have a material adverse effect on our financial position, results of operations or cash flows.

New Accounting Pronouncements

        See Note 3 to our annual combined financial statements and Note 2 to our condensed combined financial statements for a discussion of recent accounting pronouncements.

BUSINESS

Company Overview

        We are a leading global supplier of highly engineered flow components, process equipment and turn-key systems, along with the related aftermarket parts and services, into food and beverage, power and energy, and industrial markets. We engineer, design and manufacture a broad array of flow control systems integral to our customers' ability to process, blend, transport, meter, filter and dehydrate various types of fluids, gases, and powders across a diverse range of applications. Our innovative solutions play a critical role in helping meet rising global demand in the markets we serve. Our total revenue in 2014 was approximately $2.8 billion, with 71% from sales to destinations outside the United States, including 30% from sales into emerging markets.

History and Development

        We initially established a presence in flow-related businesses when we acquired Lightnin Mixers as part of the 1998 General Signal merger. In 2001, we added three more flow-related businesses, Waukesha Cherry-Burrell pumps and valves, Bran+Luebbe metering and dosing pumps, and Dollinger filtration products, through the acquisition of United Dominion Industries. The combination of these well-branded, highly engineered product lines created a solid foundation on which to build our flow business. Subsequent smaller acquisitions of Copes Vulcan, M&J Valve, Hankison and Johnson Pump broadened our product offerings and improved our organic growth profile. We consolidated these businesses under one management team, reduced our cost base and drove improved operational efficiencies through our lean philosophies. We also began selling complementary products as package solutions to expand our relevance to customers in three areas:

  •
  Process equipment focused on food and beverage and sanitary applications;

  •
  Flow control products focused on power and energy market applications; and

  •
  Air treatment products and pumps focused on industrial applications.

        By the end of 2007, annual revenue for our flow business had grown to more than $1.0 billion. At that point, we began to focus on expanding our international presence in select, attractive end markets.

        In December 2007, we acquired APV, a leading global supplier of process automation technologies for the dairy, foods, beverages, pharmaceutical and healthcare industries. This acquisition significantly expanded our geographic presence and established a global platform in the food and beverage industry. Following a multi-year integration of APV into our flow business, several smaller acquisitions (Gerstenberg Schroeder, Anhydro, Seital, Murdoch and e&e) broadened our processing capabilities into discrete product categories such as butters, fats and oils, powdered products, coffee and extracts. Today, customers often look to us to design and construct a fully-integrated dairy factory.

        In December 2011, we acquired ClydeUnion Pumps ("Clyde Union") which further expanded our geographic presence and established a global platform in the power and energy industry, including a global footprint of aftermarket service centers. Clyde Union has over 140 years of experience in pumping technologies and has a rich heritage of product brands. Clyde Union was formed through the combination of Weir Pumps, a long-standing engineering company with roots dating back to 1871, and Union Pumps, owned previously by Textron. The joining of these companies brought together some of the most respected products, talent and brands in the pumping industry.

        Clyde Union's technologies are complementary to our legacy power and energy products. Today, our power and energy product offering includes a variety of critical pressure pumps, metering systems, dosing pumps, specialty valves and valve closures, chemical injection skids, filtration and air dehydration equipment.

        At the end of 2013, we moved to a new operating alignment focused on managing our business strategy around three global end markets. This new operational alignment was the next significant step in the development of our flow business and has improved our operating efficiency and enhanced our customer focus by more closely aligning our organizational resources with our customers and end markets. It has also strengthened our foundation for future growth.

        In 2014, our segment income margins improved 210 points to 14.1 percent and in February 2015, we increased our long-term margin target to 14%-16%. We believe we are in a strong position to leverage operational excellence, cost reduction initiatives and commercial synergies across our operations, and to drive further growth and increased shareholder value.

Products

        Our product portfolio of pumps, valves, mixers, filters, air dryers, hydraulic tools, homogenizers, separators and heat exchangers, along with the related aftermarket parts and services, supports global industries, including food and beverage, oil and gas, power generation (including nuclear and conventional), chemical processing, compressed air and mining. The core strengths of our product portfolio and engineering capabilities include integrated dairy systems, high pressure pumps and control valves used in oil production and transportation, regulated safety technologies for nuclear power generation, and industrial components used in chemical processing.

        Our products feature uncompromising design and quality, while offering long service life, production efficiency and cost effective performance. In addition, our products help customers increase productivity, control costs, reduce energy and waste, and meet stringent compliance regulations. Through our vast engineering knowledge, product development and industry experience, we have the capability to work closely with customers to provide solutions configured to meet their specific application and business needs.

Brands and Marketing

        We market our products and services under one global brand, "SPX." This approach provides consistent recognition of our business across our global customer base. Following the spin-off, we will continue to have rights to the "SPX" brand. Ultimately, we plan to transition our global brand to "SPXFLOW." Our product brands, many of which we believe are technology leaders in their respective industries and regions, include: Airpel, Anhydro, APV, Bran+Luebbe, Bolting Systems, ClydeUnion Pumps, Copes-Vulcan, Delair, Deltech, Dollinger Filtration, e&e, GD Engineering, Gerstenberg Schroeder, Globe, Hankison, Hytec, Jemaco, Johnson Pump, LIGHTNIN, M&J Valve, Murdoch, OFM, Plenty, Pneumatic Products, Power Team, Rail Systems, Seital, Stone, Tigerholm, Vokes, and Waukesha Cherry-Burrell.

Customers and Markets Served

        We serve a global customer base ranging from large multi-nationals to regional and local companies. We sell our products and services to thousands of companies including some of the world's leading food and beverage consumer brands, engineering, procurement and construction firms ("EPCs"), original equipment manufacturers ("OEMs"), distributors and end users. No single customer represented 5% or more of our total revenues in 2014, 2013 or 2012.

        Our products and services are used across a variety of industries in many geographic regions of the world. In 2014, we estimate that the aggregate size of the global markets in which we participate was greater than $100 billion. We believe these markets offer attractive long-term growth characteristics and will benefit from global macro and demographic trends, including population growth, an expanding middle class, heightened regulatory and safety requirements, productivity improvements, and environmental conservation efforts. We also believe our end market and geographic diversity provides us with stability through economic cycles. In 2014, 2013, and 2012, the breakdown of our revenue by industry consisted of:

% Revenue by Industry	2014	2013	2012
Oil and Gas	28.0%	24.4%	23.2%
General Industrial(1)	20.1%	23.0%	23.0%
Foods, Beverages and Personal Care (non-dairy)	18.5%	17.9%	17.5%
Dairy and Dairy Derivatives	14.1%	15.3%	16.0%
Power Generation	6.7%	7.8%	8.9%
Compressed Air	6.8%	6.2%	6.0%
Chemical	5.8%	5.4%	5.4%

(1)
General Industrial includes marine and shipbuilding, mining, transportation infrastructure, HVAC, water and wastewater, and pulp and paper markets.

Global Capabilities

        Our global headquarters are located in Charlotte, North Carolina. We have operations in over 35 countries, including over 50 manufacturing and/or engineering facilities and over 25 service centers. We had sales in over 150 countries in 2014. The breakdown of sales by geographic destination in 2014, 2013 and 2012 consisted of:

Sales by Geographic Destination	2014	2013	2012
North America	35.2%	33.6%	34.0%
Europe	30.0%	29.0%	26.7%
Asia Pacific	23.6%	25.4%	26.8%
Middle East and Africa	7.7%	8.3%	8.6%
Latin America	3.5%	3.7%	3.9%

Properties

        The following is a summary of our principal properties including manufacturing and engineering facilities and service centers as of December 31, 2014:

		Number of Facilities	Owned	Leased
			(~ square footage in millions)
Food and Beverage	4 U.S. states and 10 foreign countries	20	0.7	0.7
Power and Energy	5 U.S. states and 9 foreign countries	26	2.0	0.6
Industrial	6 U.S. states and 13 foreign countries	30	1.1	0.7

Total		76	3.8	2.0

        The following table lists the locations of our primary manufacturing and engineering facilities as of December 31, 2014:

Americas	EMEA	Asia Pacific
Burlington, Canada	Annecy, France	Ahmedabad, India
Delavan, WI	Assen, Netherlands	Auckland, New Zealand
Goldsboro, NC	Brixworth, U.K.	Bangalore, India
Hanover Park, IL	Budapest, Hungary	Busan, South Korea
Houston, TX	Bydgoszcz, Poland	Jaipur, India
McKean, PA	Capetown, South Africa	Melbourne, Australia
Newport, NC	De Leur, Netherlands	New Dehli, India
Ocala, FL	Ekero, Sweden	Pune, India
Rochester, NY	Erpe-Mere, Belgium	Singapore
Rockford, IL	Etten-Leur, Netherlands	Sydney, Australia
Santiago, Chile	Eygelshoven, Netherlands	Tokyo, Japan
Sao Paulo, Brazil	Glasgow, Scotland	Xidu, China
Johannesburg, South Africa
Killarney, Ireland
Kolding, Denmark
Moers, Germany
Newbury, U.K.
Norderstedt, Germany
Orebro, Sweden
Penistone, Scotland
Santorso, Italy
Silkeborg, Denmark
Soeborg, Denmark
Unna, Germany

Reportable Segments

        We report our operating results under three end market-focused segments: Food and Beverage, Power and Energy, and Industrial. The factors considered in determining our reportable segments include, among other things, the types of customers and the nature of products sold and services provided. The following table presents relative percentages of our total revenues attributable to each of our reportable segments for 2014, 2013 and 2012 (see Note 5 to our annual combined financial statements for additional details on our reportable segments):

% Revenue by Reportable Segment	2014	2013	2012
Food and Beverage	35.0%	34.6%	33.3%
Power and Energy	34.7%	35.5%	35.5%
Industrial	30.3%	29.9%	31.2%

Food and Beverage Overview

        We are one of the largest suppliers of process technologies for the global food and beverage industry. We engineer, design and manufacture a broad array of mechanical components and process technologies used in fully integrated, highly sophisticated production processes. Our mechanical component offering includes pumps, valves, mixers, homogenizers, separators, and heat exchangers. Our process technologies include a broad range of liquid processing, drying and evaporation technologies, and extraction and distillation solutions. Our key brands include Anhydro, APV, Bran+Luebbe, e&e, Gerstenberg Schroeder, LIGHTNIN, Seital and Waukesha Cherry-Burrell.

        Our customers include multi-national, regional and local dairy, food and beverage producers. We also sell mechanical components to system integrators and end users through direct sales representatives and distributors. Our process technologies are used across a wide range of product applications. We have a particularly strong presence in dairy processing technologies. The following table lists the various applications in which our process technologies are used:

Dairy	Foods	Beverages	Personal Hygiene / Other
Fresh milk	Baby food	Soy drinks	Silica and industrial powders
Ultra high temperature milk	Margarines	Protein drinks	Extraction of organic substances
Extended shelf life milk	Ingredients and flavorings	Nutritional drinks	Cosmetics
Infant formula	Yeast extract	Tea	Healthcare
Yogurt and drinkable yogurt	Condiments	Coffee	Detergents
Whey powders	Confectionery	Fruit juices	Solvent recovery
Probiotics	Bakery	Flavored water	Biofuel
Recombined milk products	Proteins	Beer, wine and spirits	Glycerol
Butter, cheese and spreads

        The food and beverage industry is highly regulated, with strict safety requirements. Our customers demand process solutions that meet the regulations within their industry. They also demand cost effective process engineering solutions for the production of high quality, innovative products. We believe this market provides stable, long-term growth opportunities driven by population growth, an expanding middle class, productivity initiatives, customer product innovation and food safety. In particular, we expect growing consumer demand for dairy and dairy product derivatives to be a key driver of new capacity investments by our customers. This is particularly true in China. Our global footprint is a key advantage that enables us to serve customers in nearly all parts of the world. We employ over 500 engineers and have full-line or modular system installations in over 70 countries.

        In the aftermarket, our service technicians work closely with customers to minimize downtime, while also ensuring the quality and integrity of our customers' production processes.

Power and Energy Overview

        We are a leading global supplier of a wide variety of heavy-duty process pumps, gate and control valves, valve closures, filters, mixers, air dryers, heat exchangers, chemical injection skids and modular systems. These products are used across the oil and gas and power generation industries to meet our customers' key business challenges, and the increasing global demand for energy and power.

        We have a strong presence in nuclear safety pumps and valves, oil pipeline valves, and high pressure pumps used in oil and gas exploration, production, transportation, processing, refining and storage. Our brands are well recognized for high quality engineering, strong process capabilities, and design excellence. They include APV, Bran+Luebbe, ClydeUnion Pumps, Copes-Vulcan, Dollinger

Filtration, GD Engineering, LIGHTNIN, M&J Valve, OFM, Plenty, and Vokes. The table below illustrates the breadth of various types of technologies in our primary product categories:

Pump Technologies	Valve Technologies	Filters and Dryers	Modular Systems
Single-Stage Pumps	Control Valves	Compressed Air Treatment	Chemical Injection Skids
Multi-Stage Pumps	Gate Valves	Gas Treatment	Pigging Systems
Vertical Pumps	Expanding Gate Valves	Compressed Natural Gas Dryers	Surge Relief Control Skids
Hydraulic Submersible Pumps	Isolation Valves	Process Pipeline Filters
Reciprocating Pumps	Surge Relief Valves	Oil Mist Eliminators
Overhung Pumps	4-Way Diverter Valves	Air Intake Filtration
Boiler Feed Pumps	Nuclear Squib Valves	Gas Turbine Compressor Filters
Water Circulating Pumps	Nuclear Safety Valves
Auxiliary Pumps	Nuclear Butterfly Valves
Metering Pumps	Nuclear Ball Valves
Vane Pumps	Steam Turbine Bypass Valves

        In addition to our broad product portfolio, we offer a full range of aftermarket parts and services to ensure that our original equipment continues to operate at a high performance level. We also service and sell replacement parts for many of our competitors' products. We have over 25 service centers, strategically located throughout the world to provide a wide range of support 24 hours per day. Our service locations are the hub for component refurbishment and parts distribution. Our aftermarket parts and services include:

  •
  Repair and exchange services;

  •
  Equipment upgrade services;

  •
  Installation and start-up support;

  •
  Predictive and preventive maintenance;

  •
  Remote diagnostics;

  •
  Process and mechanical consulting;

  •
  Asset management; and

  •
  Training and on-site field support.

        We serve a global customer base ranging from large multi-nationals to regional and local companies. We sell our products and services to thousands of companies including some of the world's leading EPC's, power generators, oil producers, oil pipeline operators, distributors and end users.

        The global power and energy industry is highly regulated with strict safety requirements. Our customers demand highly engineered solutions that meet the stringent requirements of the mission critical applications with which they are associated. We believe this market provides stable, long-term growth opportunities driven by increasing demand for energy and power driven by population growth and an expanding middle class.

Industrial Overview

        We are a leading supplier of industrial flow components, with a high degree of engineering and application expertise. Our primary industrial products include air treatment equipment, mixers, hydraulic technologies, heat exchangers, and pumps. We have well-recognized brands, a large installed base and a growing aftermarket service presence. The table below illustrates the broad array of applications in which our primary products are used:

Air Treatment	Mixers	Hydraulic Technologies	Heat Exchangers	Pumps
Chemical Processing	Chemical Processing	Construction	Chemical Processing	Chemical Processing
Industrial Manufacturing	Industrial Manufacturing	Industrial Manufacturing	Industrial Manufacturing	Industrial Manufacturing
Mining and Minerals	Mining and Minerals	Mining and Minerals	Mining and Minerals	Mining and Minerals
Compressed Air	Slurry Pipelines and Storage	Oil and Gas	Oil and Gas	Horticulture
Metal Industries	Marine and Shipbuilding	Transportation	Marine and Shipbuilding	Marine and Shipbuilding
Petrochemical	Petrochemical	Rail line	Petrochemical	Petrochemical
Pulp and Paper	Pulp and Paper	Shipyards	HVAC	Pulp and Paper
Rubber and Plastics	Pharmaceutical	Power Generation	Pharmaceutical	Pharmaceutical
Electronics	Biotechnology		Food and Beverage	Food and Beverage
	Water and Wastewater		Power Generation	Water and Wastewater

        Air Treatment:    We provide a wide variety of compressed air treatment and specialty gas solutions across a broad customer base serving diverse end market applications. Our engineers leverage technological advancements to deliver sustainable, energy efficient products, crafted from specialty metals and designed to handle the corrosive and harsh environments at many of our customers' facilities. Our key products include refrigerated, desiccant and membrane air dryers, compressed air filtration technologies, specialty dehydration technologies, breathing air purifiers, and condensate management and gas treatment systems. Product brands include Airpel, Delair, Deltech, Hankison, Jemaco, and Pneumatic Products.

        Mixers:    Our LIGHTNIN mixer business has over 90 years of experience in industrial mixing technology, process knowledge and technological innovation. We believe we have a strong reputation for durable, long-lasting mixers, agitators and aerators for fluid process systems. We offer a full spectrum of impeller designs for diverse applications. In addition, we offer a worldwide service network including mixer and gearbox repair, as well as the replacement of used parts.

        Hydraulic Technologies:    Our hydraulic technologies business provides a diverse product offering of hydraulic pumps, cylinders, valves, torque wrenches, torque and tensioning systems, bolting solutions, clamps cylinders, and rail switching systems. These high force hydraulic tools and equipment are used wherever strong, concentrated force is required including construction sites, power plants, rail lines, shipyards, oil pipelines, mining operations and other general industrial applications. Product brands include Bolting Systems, Globe, Hytec, Power Team, Rail Systems and Stone.

        Heat Exchangers:    Our APV business invented the plate heat exchanger in 1923 and continues today as a leading provider of heat transfer solutions for cooling, heating, condensing and evaporation of process fluids. Our heat exchanger products are designed to solve heat transfer process challenges in a vast array of industries. They are designed to meet demanding process conditions and our specialized global workforce is committed to providing efficient and durable heat transfer solutions to help customers optimize energy utilization and minimize downtime. Our heat transfer solutions are based on a range of heat exchanger technologies including gasketed, semi-welded, welded and hybrid plate heat exchangers, as well as tubular heat exchangers for hygienic applications. They range from high-capacity, high-duty units to small, compact designs and are available as standard solutions or customized units.

        Pumps:    For more than 75 years, our Johnson Pump business has developed, manufactured and marketed a variety of centrifugal and positive displacement pumps used for liquid transport in many different market applications including, among others, chemical processing, shipbuilding, marine, food and beverage, and water markets. We believe this experience and expertise, combined with our wide product range, makes us one of the most reliable pump producers.

Our Strengths

        Strong engineering expertise, highly skilled manufacturing operations and an intricate knowledge of the industries and applications in which our products are typically used are the foundations of our competitive strength. Our competitive strengths include the following:

Diversified product offering of highly engineered process technologies and flow control solutions and the ability to integrate products into automated modular and turn-key solutions:

        We believe the breadth and diversity of our product portfolio is unique to our business and provides a competitive advantage by allowing us to offer a variety of highly engineered solutions to customers, particularly on large capital investments that require multiple flow components within automated modular or full-line, turn-key systems.

Strong brands with leading market positions:

        We have a strong portfolio of brands, many of which have established leadership positions in their respective markets and product categories, with long-standing reputations for innovation and quality.

Diversified, loyal customer base, including long-standing and global customer relationships:

        We offer a unique platform with global sales, engineering, manufacturing, and design capabilities, and we leverage our deep understanding of product application, end markets and our customers to offer highly specialized and engineered solutions. We benefit from long-standing relationships with blue-chip, industry-leading companies in all of our reportable segments, as well as from low customer turnover.

Three global platforms serving attractive end markets with positive long-term growth characteristics and high barriers of entry:

        We believe we participate in highly attractive end markets with positive long-term growth characteristics. Trends positively impacting our key end markets include an increase in global demand for power and energy and processed foods and beverages, particularly in emerging markets driven by population growth, an expanding middle class, and environmental sustainability efforts. Our global scale and capabilities allow us to partner with other multi-national companies to provide products and services in many parts of the world. The complexity and highly engineered aspect of our product offering, safety and regulatory requirements and our customers' dependency on quality and reliability have created high barriers of entry for new competitors in our markets.

Large installed base of original equipment that provides a steady annuity stream of aftermarket sales and a global service center footprint with highly skilled and experienced service technicians:

        Our track record of providing highly engineered and high quality products also gives us a competitive edge in the aftermarket. Our many years of success have led to a large installed base of original equipment, which we believe operates most effectively with our uniquely designed parts. Many of these products are integral to the core processes of our customers, who rely on our expertise to ensure uninterrupted operations. During 2014, approximately 25% of our total revenues were derived from aftermarket parts and services.

        Our installed base, at thousands of customers across more than 70 countries, offers a significant opportunity to expand our aftermarket parts and services business. In recent years, we have added resources and increased our capabilities to service our installed base. We have also increased our focus on developing systems with higher levels of our factory content, which supports pull-through of aftermarket parts and services.

        We are also investing in new service centers, expanding existing service centers, and adding service technicians to better serve our customers. In 2014, we opened a service center in Aberdeen, Scotland dedicated to servicing the North Sea oil and gas industry where our Clyde Union brand has a significant installed base. We also expanded our service capabilities in nine existing service centers across the world. In 2015, we have planned investments to add service centers in the Middle East and North America. We are also pursuing a strategic service partnership in the Middle East.

Regional distribution centers and strong distribution channels:

        We have a large distribution network that includes our own regional distribution centers as well as strong, long-standing relationships with key distributors and independent sales representatives. Our ability to supply products to customers in most parts of the world with competitive lead times is a strong advantage for us in the markets we serve.

Advanced engineering focused on new product development and innovation:

        We are focused on a balanced approach to new product development and innovation aimed at enhancing and expanding our current product offerings, as well as developing cutting-edge technology. A key part of our approach to innovation is identifying the needs of our customers and developing new solutions to address those needs. Our product development programs have created a broad technology offering, giving us access to a broad range of end markets. We own approximately 170 domestic and 110 foreign patents, including approximately 20 patents that were issued in the last three years, covering a variety of our products and manufacturing methods.

Operational expertise with global manufacturing capabilities and localized operations:

        We have operations in over 35 countries, including over 50 manufacturing and/or engineering facilities and over 25 service centers. Our global footprint, skilled workforce and ability to drive continuous improvement across all aspects of our organization enable us to deliver a high quality customer experience and also maintain a competitive cost structure.

Highly skilled workforce complemented by a strong, experienced management team:

        Our senior management team has extensive industry and leadership experience. Our eleven executive officers average approximately 29 years of experience in industrial businesses. They have a successful track record in winning new contracts, driving operating efficiency, and leading improvements in technologies and solutions. The management team is committed to creating shareholder value through continued operational improvement, profitable growth, strategic focus around our end markets, and disciplined execution of our capital allocation methodology.

Proven track record of delivering strong financial performance:

        We have a proven track record of driving strong growth and profitability through our highly engineered flow control systems and process equipment solutions, integrated low cost operating footprint and leading market positions. Over the last three years, we have focused on improving profitability through cost reduction efforts, a more disciplined, selective approach on large projects, improved project execution, and an expanded aftermarket presence. As part of this focus, we re-aligned our operational organization to focus more clearly on end markets.

Our Strategy

        We have developed a global, pure-play flow organization with a strong foundation on which to further grow our business. Our goal moving forward is to expand and strengthen our position as a global provider of flow control and process technology solutions. Our strategy is focused in two primary areas: driving sustainable, profitable growth and improving the efficiency of our global manufacturing operations and overall return profile of our business. The core initiatives supporting this strategy include the following:

Driving sustainable, profitable growth:

Increase our aftermarket capabilities and expand our global service center footprint:

        During 2014, approximately 25% of our total revenues were derived from aftermarket parts and services. Our aftermarket business provides a steady source of revenue and cash flows at higher margins than are typical in the sale of original equipment. We have focused initiatives across all three business segments to increase our aftermarket business.

        Our installed base at thousands of customers across the world offers a significant opportunity to expand our aftermarket service business. Today, we only service a small portion of our installed base. As we move forward, we have programs in place to secure the aftermarket business in new installations and we are also working to capture aftermarket business on our historical installations.

        In recent years, we have added resources and increased our capabilities to service our installed base. We have also increased our focus on developing systems with higher levels of our factory content, which supports pull-through of aftermarket parts and services.

        We plan to invest in new service centers, expand our capabilities at existing service centers, and add service technicians to better serve our customers. In 2015, we have planned investments to add service centers in the Middle East and North America. We are also pursuing a strategic service partnership in the Middle East.

Leverage combined technology offerings:

        Many of our products are used in similar applications and are complementary to each other. This includes providing integrated solutions for customers rather than individual components. A key part of this commercial initiative involves leveraging combined technology offerings into highly profitable market segments including oil pipelines, subsea oil exploration, nuclear power, dairy processing and chemical processing.

        As an example, we are leveraging our strong position as a valve supplier with key customer relationships in the North American oil pipeline industry to expand our sales of pipeline pump products.

Further develop global customer relationships:

        As we look to grow our business, we plan to strengthen our current global customer relationships through key account management programs. By increasing our intimacy with customers and gaining a deeper understanding of their business needs and investment plans, we believe we can better position our business to partner and grow with many of our large, multi-national customers.

Expand sales and distribution channels, including e-business solutions:

        Sales and distribution channels are critically important to our business model. As we work to develop stronger relationships with our current channel partners, we are also seeking new and alternative methods to expand our sales channels. One of our key areas of focus is enhancing our e-business solutions to allow customers to purchase original equipment, spares and parts on-line.

        We are also seeking new distribution partners to expand our product offerings into adjacent markets.

Continue to develop new products to enhance our customers' production capabilities:

        We believe the breadth of our product offerings is a competitive advantage that allows us to offer more highly engineered content to customers, particularly on large capital investments that may require multiple components, skidded systems, or automated solutions. We invested approximately $20.0 in research and development during 2014 and are committed to continuing to invest in our product portfolio and expanding into adjacent and complementary technologies.

Expand into adjacent industries, product categories and geographies and selectively pursue acquisitions:

        We intend to leverage our existing end market platforms to not only increase current and new customer penetration, but also to expand into adjacent product categories.

        A disciplined approach to acquisitions is an important part of our growth strategy. We believe that we have created a strong base business and are well-positioned to take advantage of the high level of fragmentation in the flow control and adjacent markets. We have created a thoughtful and stringent framework for evaluating potential acquisitions, joint ventures and minority interest investment opportunities with a particular focus on opportunities that (a) strengthen our existing businesses, (b) expand our product offerings and technological know-how, and/or (c) provide access to new customers from the standpoint of end markets and/or geographies.

Improving Operating Efficiency:

Maintain a disciplined approach to project selection:

        Throughout our business, we have implemented a more disciplined approach to project selection that prioritizes strategic growth and aftermarket annuity streams and also better assesses project risk. We are focusing on new system and product opportunities in higher-growth end market applications. Through disciplined project selection, we have built a more strategic backlog, experienced improved operational execution and are gaining important aftermarket service opportunities.

Continuous operational improvement:

        We strive to continuously improve our operational performance to drive higher customer satisfaction and internal productivity. At the end of 2013, we established a centralized global manufacturing team responsible for driving continuous improvement across our business. As part of this effort, our global manufacturing operations team implemented a scorecard with a consistent set of operating metrics such as on-time delivery, quality, cycle times and safety. This enables us to quickly identify areas of opportunity to improve our operating efficiency. We also have a centralized team of experienced operational experts that we can deploy to help drive operational improvement.

        We believe there is significant potential to drive continuous improvement throughout our organization by focusing on lean principles and value engineering. We have also experienced success by sharing best practices throughout our broader organization.

        Additionally, we continue to work to rationalize our ERP systems in effort to further standardize systems across the organization. We also plan to focus on improving working capital utilization, with a specific emphasis on accounts receivable and inventory turnover rates.

Expand our configured-to-order approach:

        In conjunction with our lean initiatives, we are driving our engineering and commercial teams to capture business that leverages existing engineering designs and manufacturing work flows. This involves pursuing orders that allow our business to reuse the high level of quality engineering involved in designing our products and systems. Our goal is to separate our design and manufacturing processes into modular, repeatable segments. This allows us to leverage the repeatability of common elements in the design and manufacturing process, while also allowing for the customization often required to meet our customers' needs across various stringent applications.

        By driving a configured-to-order approach, we intend to achieve higher efficiency in our engineering and manufacturing operations, more reliable production schedules, better predictability in our supply needs and shorter lead times on delivery to our customers.

Optimize our global footprint through localization and rationalization:

        We have significantly reduced our cost structure through previous restructuring actions. We believe there is significant potential to further optimize our global footprint. We are focused on expanding our global presence in higher growth regions of the world and utilizing lower-cost manufacturing and sourcing opportunities to further reduce our cost structure and remain competitive in the markets we serve.

        We continue to analyze our global footprint and believe there are opportunities to migrate our operations to lower cost regions where we already have successful operations. As part of this initiative, we have purchased land in Bydgoszcz, Poland on which we plan to construct a 300,000 square foot facility. Over the next few years, we intend to shift operations currently in several high cost regions into this new facility in Poland.

        In emerging regions where we see strong potential to sell our products and services, we are working to localize our operations, including our operations in South Korea, China and India.

Leverage global supplier relationships:

        Only approximately 30% of our total sourcing spend is concentrated in enterprise-wide programs. We believe there is a significant opportunity to leverage our global supplier relationships.

Competition

        The markets we serve are highly competitive and fragmented throughout the world. Our competitors are diverse, ranging from large multi-nationals to regional and local companies. Our principal global competitors include Alfa Laval AB, Flowserve Corporation, GEA Group AG, IDEX Corporation, ITT Gould Pumps, Sulzer Ltd., and Tetra Pak International S.A. We do not have any one competitor with the same product offering, nor do we have any one competitor which serves the same end markets.

        Our ability to compete effectively depends on a variety of factors including breadth of product offering, product quality, engineering strength, brand reputation, lead-times, ability to deliver on-time, global capabilities, service capabilities, and cost position. As many of our products are sold through distributors and independent representatives, our success also depends on building and partnering with a strong channel network.

Raw Materials

        We purchase a wide variety of raw materials, including steel, titanium, copper, nickel and petroleum-based products. Where appropriate, we may enter into long-term supply arrangements or fixed-cost contracts to lower the overall cost of raw materials. In addition, due to our diverse product and service offering, as well as the wide geographic dispersion of our production facilities, we use numerous sources for the raw materials needed in our operations. However, we are not significantly dependent on any one supplier or a limited number of suppliers. Lastly, we continue to centralize certain aspects of supply chain management in an effort to ensure adequate materials are available for production at the lowest possible cost.

Intellectual Property

        We own approximately 170 domestic and 110 foreign patents covering a variety of our products and manufacturing methods. We also own a number of registered trademarks. Although in the aggregate our patents and trademarks are of considerable importance in the operation of our business, we do not consider any single patent or trademark to be of such importance that its absence would adversely affect our ability to conduct business as presently constituted.

Employees

        At December 31, 2014, we had approximately 8,000 employees. Less than 1% of our U.S. employees are covered under collective bargaining agreements, while certain of our non-U.S. employee groups are covered by various collective labor arrangements.

Environmental Matters

        We are subject to domestic and international environmental protection laws and regulations with respect to our business operations and are operating in compliance with, or taking action aimed at ensuring compliance with, these laws and regulations. We believe our compliance obligations with environmental protection laws and regulations should not have a material effect, individually or in the aggregate, on our financial position, results of operations or cash flows.

Legal Matters

        We are subject to litigation matters that arise in the normal course of business. We believe these matters are either without merit or of a kind that should not have a material effect individually or in the aggregate on our financial position, results of operations or cash flows.

Research and Development

        We are actively engaged in research and development programs designed to improve existing products and manufacturing methods and to develop new products to better serve our current and future customers. We place particular emphasis on the development of new products that are compatible with, and build upon, our manufacturing and marketing capabilities. We expensed $19.8, $17.7 and $18.1 in 2014, 2013 and 2012, respectively, of research activities relating to the development and improvement of our products.

Seasonality

        Certain of our businesses have seasonal fluctuations. Demand in the oil and gas aftermarket is typically stronger in the second half of the year. Demand for food and beverage systems and related services are highly correlated to timing of large construction contracts, which may cause significant fluctuations in our financial performance from period to period. In aggregate, our businesses generally tend to be stronger in the second half of the year.

MANAGEMENT

Our Executive Officers

        The following table sets forth information regarding individuals who are currently expected to serve as our executive officers, including their positions, after the spin-off.

Name	Age	Position
Christopher J. Kearney	60	Chairman, President and Chief Executive Officer
Jeremy W. Smeltser	40	Vice President and Chief Financial Officer
Stephen A. Tsoris	58	Vice President, Secretary, and General Counsel
Robert B. Foreman	58	Executive Vice President
David A. Kowalski	57	President, Global Manufacturing Operations
J. Michael Whitted	43	Vice President, Corporate Development
Marc G. Michael	52	President, Food and Beverage
Anthony A. Renzi	67	President, Power and Energy
David J. Wilson	46	President, Industrial
Belinda G. Hyde	44	Vice President and Chief Human Resources Officer
Kevin J. Eamigh	44	Chief Information Officer and Vice President, Global Business Services

        Christopher J. Kearney will be Chairman, President, and Chief Executive Officer of Flowco. He is currently Chairman, President, and Chief Executive Officer of SPX. He was named President and Chief Executive Officer in December 2004, and added the title of chairman in May 2007. He joined SPX in February 1997 as Vice President, Secretary and General Counsel. Prior to joining SPX he was Senior Vice President and General Counsel of Grimes Aerospace Company, a leading manufacturer of aircraft lighting equipment, engine system components and electronic systems. His business experience also includes positions at Borg-Warner Chemicals as senior attorney and senior counsel at General Electric's global materials business. Mr. Kearney holds an undergraduate degree from the University of Notre Dame and a law degree from DePaul University Law School. Mr. Kearney is, and following the spin-off transaction expects to continue to be, a director of SPX. In addition, he serves on the Board of Directors of Nucor Corporation and Polypore International, Inc. Mr. Kearney is a member of the Advisory Council for University Libraries, University of Notre Dame, and serves on the Board of Directors of the Foundation for the Carolinas.

        Jeremy W. Smeltser will be Vice President and Chief Financial Officer of Flowco. He currently serves in these roles for SPX. Previously he served in various roles for SPX, most recently as Vice President and Chief Financial Officer, Flow Technology, and became an officer of SPX in April 2009. He joined SPX in 2002 from Ernst & Young LLP, where he was an audit manager in Tampa, Florida. Prior to that, he held various positions with Arthur Andersen LLP, in Tampa, Florida, and Chicago, Illinois, focused primarily on assurance services for global manufacturing clients.

        Stephen A. Tsoris will be Vice President, Secretary and General Counsel of Flowco. He has served in these roles for SPX since April 2015. Mr. Tsoris joined SPX in 2008 as the assistant general counsel, corporate development, where he played a major role in many significant acquisitions, divestitures and strategic ventures. Prior to joining SPX, he was a partner at Gardner Carton & Douglas LLP where in addition to working with a wide spectrum of clients across many industries, he supported SPX on over fifty M&A transactions. He holds a bachelor's degree in political science and economics from Marquette University, and earned his JD degree from Cornell Law School.

        Robert B. Foreman will be Executive Vice President of Flowco. He currently serves as Executive Vice President, Human Resources and Asia Pacific, a role to which he was appointed in December 2005 and Executive Vice President, Global Business Systems and Services, to which role he was appointed in June 2008. He joined SPX in April 1999 as Vice President, Human Resources and an

officer of the company. Previously, he spent 14 years with PepsiCo, most recently serving as Vice President Human Resources for Frito Lay International.

        David A. Kowalski will be President, Global Manufacturing Operations, of Flowco, a role in which he has served since August 2013. Since August 2011, he also has served as President of the SPX Industrial Products group of businesses. He joined SPX in 1999 as the Vice President and General Manager of Tools and Equipment at Service Solutions and was named President of Service Solutions in 2004. He became the segment President, Test and Measurement, and an officer of the company in August 2005. Before joining SPX, he held positions with American National Can Company, J.I. Case, Picker International and Warner Swasey.

        J. Michael Whitted will be Vice President, Corporate Development, for Flowco, a role in which he has served at SPX since joining the company. He currently serves as Vice President, Corporate Development, for SPX Corporation. He joined SPX Corporation in June 2001 and became an officer of the company in April 2009. Prior to joining SPX Corporation, Mr. Whitted was a Vice President at Bear Stearns and held a series of positions with investment banking firms, including CIBC World Markets and Bankers Trust.

        Marc G. Michael will be President, Food and Beverage of Flowco. He currently serves as President, Flow Technology—Food and Beverage of SPX, and was appointed an officer of the company in December 2014. He joined SPX Corporation in 2003 and prior to his current position, held various senior positions within the company, including President of the company's global evaporative and dry cooling businesses and President of Flow Technology's EMEA region. Prior to joining SPX Corporation, Mr. Michael held positions at General Electric and TDK Corporation.

        Anthony A. Renzi will be President, Power and Energy of Flowco. He currently serves as President, Flow Technology—Power and Energy of SPX, and was appointed an officer of the company in December 2014. He joined SPX Corporation in 2003 and prior to his current position, he held various senior positions within the company, including President, SPX Dehydration and Filtration; President, SPX Process Equipment; President, APV; Senior Vice President, Global Operations; and President, Flow Technology—Clyde Union and Americas region. Prior to joining SPX Corporation, Mr. Renzi held positions at James Burn International, Clopay, Breed Technologies, Sundstrand and General Electric.

        David J. Wilson will be President, Industrial of Flowco. He currently serves as President, Flow Technology—Industrial, of SPX and was appointed an officer of the company in December 2014. He joined SPX Corporation in 1998 and prior to his current position, he held various senior positions within the company, including President, Asia Pacific region for both Flow Technology and the company's Service Solutions business, and Vice President, Business Development for the Thermal Equipment and Services segment. Prior to joining SPX Corporation, Mr. Wilson held operating and engineering leadership positions at Polaroid Corporation.

        Belinda G. Hyde will be Vice President and Chief Human Resources Officer of Flowco. She has served in this role at SPX since joining SPX in July 2015. Ms. Hyde served as the Senior Vice President and Chief Human Resources Officer of Schnitzer Steel Industries, Inc. from October 2011 until joining SPX. Prior to joining Schnitzer, Ms. Hyde was Vice President of Human Resources with Celanese Corporation from 2008 to 2011. Previously, she led the talent management, development, and communications functions for biotech Life Technologies from 2005 to 2008. Ms. Hyde also worked at Dell Computer from 2000 to 2005 in a variety of human resources leadership positions.

        Kevin J. Eamigh will be the Chief Information Officer and Vice President, Global Business Services of Flowco, with overall strategic and operational responsibility of the global Information Technologies and Shared Services organizations, the role he currently holds at SPX. Mr. Eamigh was named Chief Information Officer of SPX in 2009 and accepted the additional responsibility of the Shared Services organization in June 2012. He was appointed an officer of SPX in July 2015. Mr. Eamigh joined SPX in 2000 and has since served in various other positions within information technology services and business management. Mr. Eamigh began his career with IBM in Dallas, TX prior to co-founding PrimeSource Technologies, a business technology consulting firm based in Scottsdale, AZ.

Our Board of Directors

        We expect the following individuals to serve as directors of SPX FLOW, Inc. following the spin-off

Name	Position
Christopher J. Kearney	Chairman
Anne K. Altman	Director
Patrick D. Campbell	Director
Emerson U. Fullwood	Lead Director
Robert F. Hull, Jr.	Director
Terry S. Lisenby	Director
David V. Singer	Director

        Following the spin-off, Flowco's Board of Directors will be divided into three classes. Class I, Class II, and Class III directors will have terms expiring at, respectively, the first, second, and third annual meeting of stockholders following the spin-off. We currently expect the first such annual meeting to take place in 2016. Ms. Altman and Mr. Campbell will be in Class I. Messrs. Hull and Singer will be in Class II. Messrs. Kearney, Fullwood, and Lisenby will be in Class III. Commencing with the first annual meeting of stockholders following the spin-off, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and each will serve for a term of three years.

        In uncontested elections, Flowco will elect directors by majority vote. Under this majority vote standard, each director must be elected by a majority of the votes cast with respect to that director, meaning that the number of shares voted "for" a director exceeds the number of shares voted "against" that director. In a contested election, directors will be elected by a plurality of the votes represented in person or by proxy at the meeting. An election is contested if the number of nominees exceeds the number of directors to be elected.

        Christopher J. Kearney, 60, is Chairman, President and Chief Executive Officer of SPX. He was named President and Chief Executive Officer in December 2004, and was appointed Chairman in May 2007. He joined SPX in February 1997 as Vice President, Secretary and General Counsel. Prior to joining SPX, he was Senior Vice President and General Counsel of Grimes Aerospace Company, a leading manufacturer of aircraft lighting equipment, engine system components and electronic systems. His business experience also includes positions at Borg-Warner Chemicals as Senior Attorney and Senior Counsel at General Electric's global materials business. Mr. Kearney holds an undergraduate degree from the University of Notre Dame and a law degree from DePaul University Law School. Mr. Kearney is a Member of the Advisory Council for University Libraries, University of Notre Dame, and serves on the Board of Directors of the Foundation For The Carolinas. Mr. Kearney is also a director of Nucor Corporation and Polypore International, Inc. Mr. Kearney has been a director of SPX since 2004.

        Mr. Kearney brings valuable business and mergers and acquisitions experience and a strong legal perspective to Flowco's Board. Mr. Kearney, as the only member of Flowco management to serve on the Board, will also contribute a level of understanding of Flowco not easily attainable by an outside director.

        Anne K. Altman, 56, has served in a number of roles at International Business Machines Corporation, beginning in 1981. Most recently, Ms. Altman has served as General Manager, IBM US

Federal and Government Industries, Washington D.C., since 2013. She also currently serves on the IBM Performance Team and on the Advisory Board to IBM's Industry Academy. From 2009 to 2013, Ms. Altman served as General Manager, Global Public Sector. Ms. Altman serves on the Executive Committee and as Vice Chairman of the Northern Virginia Technology Council, on the Executive Committee and as Technology Council Chair of the Professional Services Council, and on the Executive Committee and Nominating Committee, as well as Treasurer, of the National Symphony Orchestra. Ms. Altman joined the SPX Board in March 2015.

        Ms. Altman brings extensive information technology experience, including with respect to cybersecurity. Ms. Altman also contributes expertise with dealing and building relationships with government and regulatory agencies. Additionally, Ms. Altman offers valuable marketing, organizational management, and workforce optimization skills.

        Patrick D. Campbell, 63, is the retired Senior Vice President and Chief Financial Officer of 3M Company, a position he held from 2002 to 2011. Prior to his tenure with 3M, Mr. Campbell was Vice President of International and Europe for General Motors Corporation, where he served in various finance functions during his 25 years with the company. Mr. Campbell is also a director of Stanley Black & Decker and Solera Holdings, Inc. Mr. Campbell joined the SPX Board in March 2014.

        As the former Senior Vice President and Chief Financial Officer of 3M Company, Mr. Campbell has expert knowledge in finance. In addition to responsibilities for traditional finance functions at 3M, Mr. Campbell was also responsible for Mergers and Acquisitions and Information Technology, and offers significant expertise in each of those areas. Mr. Campbell's broad range of experience at General Motors, including his role as Vice President and Chief Financial Officer, General Motors International Operations, gives Mr. Campbell a diverse and international knowledge base.

        Emerson U. Fullwood, 67, is the retired Corporate Vice President of Xerox Corporation, a position to which he was named in 1996. In 2004, he assumed the role and responsibilities of Executive Chief of Staff and Marketing Officer for Xerox North America. Previous positions held by Mr. Fullwood at Xerox were President of the Xerox Worldwide Channels Group, President of Latin America, Executive Chief Staff Officer of Developing Markets, and President of Worldwide Customer Services. Previously, Mr. Fullwood held several executive and general management leadership positions with Xerox. Mr. Fullwood serves as a director of The Vanguard Group and Vanguard Funds, as well as of the University of Rochester Medical Center, North Carolina A&T State University, Roberts Wesleyan College, the United Way of Rochester, the Rochester Boy Scouts of America, Monroe Community College Foundation, the Urban League and Colgate Rochester Crozier Divinity School. Within the past five years Mr. Fullwood has also served as a director of Amerigroup Corporation. Mr. Fullwood has been a director of SPX since 1998 and was a director of General Signal Corporation prior to SPX's acquisition of that company in 1998.

        Mr. Fullwood is SPX's longest-serving Board member and offers the perspective and deep understanding of the businesses that will comprise Flowco, accumulated over years of service on SPX's Board. Mr. Fullwood has extensive and varied experience, gained in senior positions held over his many years of service with Xerox Corporation. Of particular value is his experience and perspective in marketing, including experience gained as Executive Chief of Staff and Marketing Officer for Xerox North America.

        Robert F. Hull, Jr., 51, has served as the Chief Financial Officer of Lowe's Companies, Inc. since March 2003. He joined Lowe's in 1999 as Vice President of Financial Planning and Analysis and has more than 25 years of financial expertise, including deep knowledge and experience with financial statement analysis, tax matters, supply chain efficiencies and investor relations. He is a member of the Board of Trustees of the University of North Carolina at Charlotte. Mr. Hull joined the SPX Board in August 2014.

        Mr. Hull contributes a strong financial expertise, including with respect to financial statement analysis and tax-related matters. Mr. Hull also brings a wealth of knowledge relating to supply chain efficiencies and investor relations.

        Terry S. Lisenby, 63, is the retired Chief Financial Officer, Treasurer and Executive Vice President of Nucor Corporation, a steel manufacturing company, a position he held from 2000 until the end of 2009. He previously served as a Vice President and Corporate Controller of Nucor from 1991 to 1999. Mr. Lisenby began his career with Nucor as Corporate Controller in 1985. Mr. Lisenby joined the SPX Board in January 2011.

        Mr. Lisenby contributes a strong understanding of finance and accounting. In addition, Mr. Lisenby brings an extensive manufacturing and operations background, with expertise in supply chain management, among other things. Mr. Lisenby also provides valuable expertise in mergers and acquisitions and integration of new acquisitions.

        David V. Singer, 60, is the former Chief Executive Officer of Snyder's-Lance, Inc. ("Snyder's-Lance"), a manufacturer and marketer of snack foods throughout the United States and internationally. Mr. Singer served as CEO and a Director of Snyder's-Lance from its formation in 2010 until 2013. Mr. Singer was the President and CEO of Lance, Inc. ("Lance") from 2005 until its merger with Snyder's of Hanover, Inc. ("Snyder's") in 2010. Mr. Singer also served as a director of Lance from 2003 until the merger with Snyder's. Beginning in 2005, Mr. Singer led a decisive turnaround at Lance, overhauling supply chain, sales, marketing and distribution. In late 2010, he guided Lance's merger with Snyder's. Mr. Singer previously served as Chief Financial Officer of Charlotte-based Coca-Cola Bottling Co. Consolidated, a beverage manufacturer and distributor, from 2001 to 2005. Mr. Singer is also a director of Flowers Foods, Inc., Brunswick Corporation, and Hanesbrands, Inc. Mr. Singer joined the SPX Board in January 2013.

        Mr. Singer brings extensive board governance, management and financial experience as well as significant knowledge of the food and beverage industries, one of Flowco's key markets. He also offers experience in corporate finance and mergers and acquisition expertise.

        As of the date of the distribution, our Board will consist of seven members, of whom six will meet applicable regulatory and exchange listing independence requirements.

Structure of the Board of Directors

        Flowco's Board is not expected to have a fixed policy or position on whether the roles of Chairman and Chief Executive should be separate or combined, but rather will make leadership structure decisions such as this in consideration of then current circumstances. Currently, Flowco expects Christopher J. Kearney to serve as its CEO and President, and the Chairman of its Board, and that Emerson U. Fullwood will serve as its Lead Director. The Lead Director will be elected by and from the independent directors and have clearly delineated duties. These duties will be as set forth in our Corporate Governance Guidelines, and will include acting as principal liaison between the independent directors and the Chairman and CEO, chairing meetings of independent directors, developing the Board's agendas in collaboration with the Chairman and CEO, and reviewing and advising on the quality of the information provided to the Board.

        Flowco believes the leadership structure outlined above is best for our company and our stockholders at this time. The balance between our Chairman and our Lead Director has resulted in efficient leadership at SPX. Furthermore, having a single leader for both the company and the Board minimizes the potential for confusion or duplication of efforts, and provides clear leadership and accountability for our company. We believe there is good communication between management and non-employee directors, and that our outside directors are able to carry out their oversight responsibilities effectively.

        The Lead Director's involvement in setting Board agendas and reviewing and commenting on information provided to the Board will help ensure an adequate flow of information to the Board. In addition, the small size of our Board and the relationship between management and non-employee directors will, we believe, put each director in a position to influence agendas, flow of information, and other matters. We expect our non-employee directors will meet regularly in private session, without management, as part of our Board meetings and can also call additional meetings of the non-employee directors at their discretion.

Director Compensation

        We expect director compensation will be as set forth below:

Time-Vested Restricted Stock Annual Grant:	$130,000
Annual Cash Retainer:	$90,000
Additional Fees:
Lead Director:	$25,000
Audit Committee Chair:	$20,000
Compensation Committee Chair:	$15,000
Nominating and Governance Committee Chair:	$10,000

Governance Principles

        Our Board expects to adopt governance principles that meet or exceed the rules of the NYSE. The full text of the governance principles will be posted on our website at www.spxflow.com.

Director Qualification Standards

        Our corporate governance guidelines will provide that the Nominating and Corporate Governance Committee is responsible for reviewing with our Board the appropriate skills and characteristics required of Board members in the context of the makeup of the Board and developing criteria for identifying and evaluating Board candidates.

        We will establish the limit on the number of public company board memberships for our directors at four, including Flowco. We will also require Board candidates to disclose any outside compensation for serving as a director of Flowco, as well as any outside compensation received for serving as a director of any other public company.

Committees of Our Board

        Following the spin-off, the standing committees of our Board will include an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, each as further described below. Following our listing on the NYSE and in accordance with the transition provisions of the rules of the NYSE applicable to companies listing their securities in conjunction with a spin-off transaction, each of these committees will, by the date required by the rules of the NYSE, be composed exclusively of directors who are independent. Other committees may also be established by our Board from time to time.

        We expect the Board Committees will be comprised as set forth below.

Name	Audit Committee	Compensation Committee	Nominating and Governance Committee
Anne K. Altman	X
Patrick D. Campbell	X		Chair
Emerson U. Fullwood	X	Chair	X
Robert F. Hull, Jr.	X		X
Terry S. Lisenby	Chair	X
David V. Singer	X	X

        Audit Committee.    All Audit Committee members will be independent. Mr. Lisenby will be the financial expert within the meaning of the NYSE rules. The Audit Committee's responsibilities will include, among other things:

  •
  Appointing, retaining, overseeing, and determining the compensation and services of our independent auditors.

  •
  Overseeing the quality and integrity of our financial statements and related disclosures.

  •
  Overseeing our compliance with legal and regulatory requirements.

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  Assessing our independent auditors' qualifications, independence and performance.

  •
  Monitoring the performance of our internal audit and control functions.

        The responsibilities of our Audit Committee, which we anticipate will be substantially similar to the responsibilities of SPX's Audit Committee, will be more fully described in our Audit Committee charter. We will post the Audit Committee charter on our website at www.spxflow.com. By the date required by the transition provisions of the rules of the NYSE, all members of the Audit Committee will be independent and financially literate. Further, at least one of the members of the Audit Committee will possess accounting or related financial management expertise within the meaning of the rules of the NYSE and qualify as an "audit committee financial expert" as defined under the applicable SEC rules.

        Compensation Committee.    All directors who will serve as members of the Compensation Committee will be independent. The Compensation Committee's responsibilities will include, among other things:

  •
  Providing recommendations to the Board regarding compensation matters.

  •
  Overseeing our incentive and compensation plans.

        The responsibilities of the Compensation Committee, which we anticipate will be substantially similar to the responsibilities of the SPX Compensation Committee, will be more fully described in our Compensation Committee charter. We will post the Compensation Committee charter on our website at www.spxflow.com. Each member of the Compensation Committee will be a non-employee director, and given the relative size of our Board, there will be no prohibition against Compensation Committee interlocks involving any of the projected members of the Compensation Committee.

        Nominating and Corporate Governance Committee.    All directors who will serve as members of the Nominating and Corporate Governance Committee will be independent. The Nominating and Corporate Governance Committee's responsibilities will include, among other things:

  •
  Actively identifying individuals qualified to become Board members.

  •
  Recommending to the Board the director nominees for election at the next Annual Meeting of Stockholders.

  •
  Making recommendations with respect to corporate governance matters.

        We expect that directors will have to inform the Chairman of the Board and the Chair of the Nominating and Corporate Governance Committee in advance of accepting an invitation to serve on another public company board. In addition, we expect to provide that no director may sit on the Board, or beneficially own more than 1% of the outstanding equity securities, of any of our competitors in our principal lines of business.

        The responsibilities of the Nominating and Corporate Governance Committee, which we anticipate will be substantially similar to the responsibilities of SPX's Nominating and Corporate Governance Committee, will be more fully described in our Nominating and Corporate Governance Committee charter. We will post the Nominating and Corporate Governance Committee charter on our website at www.spxflow.com.

Director Independence

        We expect that a majority of our Board will meet the criteria for independence as defined by the rules of the NYSE.

        We expect that our Board will determine the independence of directors annually based on a review by the directors and the Nominating and Corporate Governance Committee. In determining whether a director is independent, we expect that the Board will determine whether each director meets the objective standards for independence set forth in the rules of the NYSE.

Meetings of Independent Directors

        We expect that the independent directors will have the opportunity to meet without management present at regularly scheduled meetings. A Lead Director will preside at the meetings of the independent directors.

Risk Oversight

        Our Board will take an active role in overseeing the risk management of Flowco with a focus on the most significant risks facing Flowco. The Board's oversight of risk management will be designed to support the achievement of our strategic objectives and increase shareholder value. A fundamental part of risk management for Flowco will be not only understanding the risks that are faced by Flowco and the steps necessary to manage those risks, but also understanding what level of risk is appropriate for Flowco. We expect that our Chairman, President and Chief Executive Officer, Chief Financial Officer and other members of senior management will regularly evaluate and report to the Board on significant risks facing Flowco. In addition, we expect that each Committee of the Board will also be responsible for assessing the risk exposure related to its specific area. We expect that the Committees will discuss matters of interest with our senior management, including matters related to our corporate governance and our code of conduct, and report to the full Board, as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Codes of Business Conduct

        We expect that our Board will adopt a code of business conduct substantially similar to SPX's Code of Business Conduct that will apply to all our directors, officers and employees worldwide, including our principal executive officer, principal financial officer, controller, treasurer and all other employees performing a similar function. We will maintain a copy of our code of business conduct, including any amendments thereto and any waivers applicable to any of our directors and officers, on our website at www.spxflow.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        Flowco is currently a wholly owned subsidiary of SPX. Additionally, Flowco's Compensation Committee has not yet been formed.

        The following pages describe SPX's executive compensation program and the compensation decisions made by the SPX Compensation Committee for the persons expected to be our named executive officers ("NEOs"), listed below.

NEO	Title
Christopher J. Kearney	Chairman, President and Chief Executive Officer
Jeremy W. Smeltser	Vice President and Chief Financial Officer
Robert B. Foreman	Executive Vice President
J. Michael Whitted	Vice President, Corporate Development
David A. Kowalski	President, Global Manufacturing Operations

        Each of the NEOs was an officer, and each of Messrs. Kearney, Smeltser, Foreman, and Whitted were named executive officers, of SPX in 2014. This Compensation Discussion and Analysis describes the historical compensation practices of SPX and sets forth the anticipated executive compensation structure of Flowco following the spin-off. Flowco has discussed its anticipated compensation programs with the SPX Compensation Committee, but the Flowco Compensation Committee will have authority with respect to its compensation structure following the spin-off.

Executive Compensation Philosophy

        SPX follows, and we expect to follow, these guiding principles when designing and setting compensation for NEOs:

  •
  Compensation should reward performance;

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  Compensation should align the interests of our NEOs with those of our long-term stockholders;

  •
  Compensation should support our business and human capital strategies; and

  •
  Compensation should attract, motivate and retain quality NEOs.

Executive Compensation Practices

        The following list of practices followed and avoided is based on practices followed and avoided by SPX, and we intend to continue to employ them. See 2015 Compensation Changes, below, for a discussion of certain changes to 2015 compensation, which compensation we expect to differ from other years due to the spin-off.

Practices We Intend Follow
Pay for Performance

We expect to tie pay to performance. The significant majority of executive pay is not expected to be guaranteed. We expect that our bonuses will initially demand improvement in operating profit and/or margins and correspondingly strong cash performance. SPX equity awards to NEOs require the achievement of performance targets in order to vest and we expect that our equity awards to NEOs will provide similar incentives.

Reasonable Perquisites	We expect to have reasonable perquisites and pay no tax gross-ups related to perquisites.
Independent Compensation Advisor

We expect to retain an independent compensation advisor. This advisor will work directly for our Compensation Committee and the Nominating and Governance Committee, and will perform no other work for us except, at the direction of the relevant committee, work with management on executive officer and director compensation design.

Review Tally Sheets	We expect to review compensation tally sheets for our NEOs at least annually.
Mitigate Undue Risk

We expect to mitigate undue risk associated with compensation, by capping potential payments and employing multiple performance targets and robust Board and management processes to identify risk. We do not believe any of our pay programs will create risks that will be reasonably likely to have a material adverse impact on our company.

Stringent Share Ownership Guidelines	We expect to have a stringent share ownership policy, to which all NEOs will be subject.
Practices We Intend to Avoid
280G Excise Tax Gross-Ups	We do not plan to offer 280G excise tax gross-ups to any of our employees.
Hedging	We do not plan to permit our employees, including our NEOs, to hedge against fluctuations in our stock value or engage in short sales relating to our stock.
Other Practices We Intend to Avoid	• Multi-year guarantees for salary increases;
• Non-performance-based bonuses;
• Excessive non-performance-based long-term incentive awards;
• Inclusion of long-term equity awards in the pension calculation;
• Bonus payouts without justifiable performance linkage or proper disclosure;
• Discretionary bonuses; and
• Performance goals that are too easily achievable or based on negative earnings.

Compensation Practices Discussion

        Each of the below practices is followed by SPX. In each case we expect to follow similar practices.

        SPX does and we expect to tailor compensation to the business and competitive environment because for each of us success depends on our ability to attract and retain experienced and proven leaders and to motivate them to deliver superior results.

        As is the case with SPX, we expect the proportion of incentive-based pay to increase along with responsibility and authority. For our senior-level management, and in particular for our NEOs, we expect a significant majority of direct compensation (salary, bonus, and equity awards) to be incentive-based.

        At SPX, bonuses are based on operating performance, and we expect that will be the case at Flowco. Equity awards are and we expect will be designed to reward increased stock price and aid in retention. SPX does and we intend to design both cash bonuses and equity awards to align employee interests with those of stockholders, as well as to offer each NEO an appropriate level of perquisites and post-employment benefits.

        NEO performance at SPX is, and we expect at Flowco will be, judged primarily by reference to performance of the applicable company as a whole. Additional, subjective assessments will be made, including direct assessments of performance, formal talent assessment reviews, and assessments of adherence to our values. Our Compensation Committee also intends to review tally sheets setting forth total compensation and walk-away values at least annually, and to establish and approve all elements of compensation for our CEO based on input from and conversations with management and our Compensation Committee's independent compensation advisor, as well as its own assessments.

  Role of Management, the Independent Compensation Advisor and the Selection of a Peer Group

        The most significant aspects of management's role in the SPX compensation-setting process are, and we expect our management's role will be, as follows:

  •
  The human resources, finance and legal departments prepare materials for the compensation committee, as will the independent compensation advisor.

  •
  The CEO will provide his evaluation of the performance of each of the other NEOs and offers recommendations regarding their salary levels, bonus targets and equity awards. These recommendations are reviewed with the compensation committee's independent compensation advisor and then submitted to our compensation committee for review, discussion, and approval.

  •
  Management will prepare and recommend business performance targets and objectives.

        The SPX Compensation Committee's independent compensation advisor is working with the SPX Compensation Committee to prepare a list of peer companies against which we will benchmark our executive officer and director compensation. We are building the peer group to comprise companies as a group similar to Flowco in size and other characteristics and companies that we typically compete against for talent. Factors considered in determining the peer group include revenues, market capitalization, total assets, and employee count. In addition, our peer group will include many companies with similar end-market characteristics. Our Compensation Committee will set our peer group after it is appointed.

        SPX does and we expect to consider competitive compensation of other companies for comparative purposes. We do not expect to target specific benchmark percentiles. The comparative analysis is just one of several tools we plan to use to set compensation. We may award compensation outside the target levels for reasons including market forces, company or individual performance, longevity of contribution to the company, existing contractual obligations, and differing levels of responsibility and value created by officers with the same or similar title.

2014 Compensation

        The below discussion relates to decisions made by the SPX Compensation Committee in connection with compensation of the NEOs.

Base Salary

        Base salary is designed to offer competitive base income. In setting base salary, SPX considers the salary and total compensation market data in the context of the NEO's role and responsibilities, experience and tenure, internal equity considerations, individual performance and contribution to SPX results.

        At the beginning of 2014, Messrs. Kearney, Foreman, Smeltser, Whitted and Kowalski received salary increases of, respectively, 2.6%, 2.7%, 4.2%, 4.3% and 3.7%, in recognition of each officer's agreement to reduce perquisites and benefits. Effective March 31, 2014, Messrs. Kearney, Foreman, Smeltser, Whitted and Kowalski received additional salary increases of, respectively, 2.9%, 2.9%, 9.6%, 2.9% and 2.9%, in line with SPX's view of increases at peer companies, and also in line with increases granted to its other employees.

Bonuses

  Targets

        SPX sets target bonus at a percentage of year-end salary. It increases this percentage as the employee's responsibilities and authority increase to help ensure that those most able to impact company performance have the greatest percentage of their total compensation tied to company performance.

        Target bonuses for NEOs were unchanged for 2014, with targets of 130% of salary for SPX's CEO, 100% for Mr. Foreman, and 80% for each of Messrs. Smeltser, Whitted and Kowalski.

  Bonus Awards

        NEO bonuses at SPX are paid by reference to the metrics under the SPX Executive Bonus Plan, the plan under which it pays bonuses to its other executives.

        The Executive Bonus Plan at SPX pays bonuses ranging from 0% to 200% of target bonus by reference to one or more metrics. The threshold for at least one metric must be met in order for any bonus to be paid. If only one metric threshold is met, total potential payout is limited to 50% of target bonus.

        The chart below shows the 2014 threshold, target, and stretch goals at SPX for each of the relevant metrics, actual results, and the resultant percentage of target bonus.

($ Millions) Metric	Threshold	Target	Stretch	Actual	Bonus %
Corporate
Bonus Operating Margin	7.8%	8.3%	8.8%	8.74%	194%
Bonus Free Cash Flow	$188	$228	$268	$305
Industrial
Bonus Operating Income	$153.6	$189.7	$226.0	$145.1	25.4%
Bonus Free Cash Flow Conversion	80%	100%	120%	100.3%

        The chart below details how SPX determined bonus amounts for each NEO.

	2014 Year-End Salary	Target Bonus, as Percentage of Salary	Percentage of Target Bonus Payable Based on 2014 Performance	Bonus Amount
Christopher J. Kearney	$1,224,800	130%	194%	$3,088,946
Jeremy W. Smeltser	$571,200	80%	194%	$886,502
Robert B. Foreman	$840,050	100%	194%	$1,629,697
J. Michael Whitted	$525,900	80%	194%	$816,197
David A. Kowalski	$613,450	80%	109%	$538,364

  Bonus Metrics

        SPX requires year-over-year improvement in operating performance and correspondingly strong cash flow performance for bonuses to be paid. SPX believes that setting targets to require improvement over the prior year's performance is appropriate and ties pay to performance.

        For Corporate employees at SPX, SPX uses Bonus Operating Margin and Bonus Free Cash Flow as the performance metrics. Combined, these metrics are designed to reward improving performance through effective management of profitability and expenses and appropriate focus on quality of earnings and the efficient use of capital. Further, these metrics align with SPX's public communications and internal business goals. SPX believes they are transparent, understandable and consistent with compensation plans at other industrial companies. In 2014, as it has every year since 2005, SPX required improvement over the prior year's operating margin performance to receive any bonus based on that metric, and an improvement of 50 basis points over the prior year's operating margin performance (as restated to reflect acquisitions or dispositions) to reach the target bonus.

        Items are excluded to eliminate factors beyond the control of SPX employees in the measurement year, to focus SPX employees, including NEOs, on controllable operating performance, and to eliminate possible disincentives to act in the best interest of stockholders. For example, the disposition of a non-core business may be expected to have long-term benefits, but the loss of profits and cash flow from the business may result in lower bonuses in the year in which the business was sold. Accordingly, these numbers are adjusted in the calculation of SPX bonuses.

        For 2014, Bonus Operating Margin represented adjusted operating income divided by net revenues, and adjusted operating income represented operating income excluding stock-based compensation expense, pension and post-retiree medical expense or income, non-cash asset impairments, certain profits or losses on acquisitions or dispositions and related activities, certain legal reserves and settlements, and other similar items, as approved by the SPX Compensation Committee.

        Bonus Free Cash Flow represented Bonus Operating Cash Flow less capital expenditures. Bonus Operating Cash Flow represented operating cash flow from continuing operations, plus or minus pension and post-retiree medical funding requirements in excess of or less than the related expense, minus deferred and amortized cash investments in our headquarters facility, certain operating cash activity associated with acquisitions or dispositions and related activities, and other similar items, as approved by the SPX Compensation Committee.

        The Industrial Products and Services businesses' operating results metric was Bonus Operating Income. The cash flow metric was Bonus Free Cash Flow Conversion for the Industrial Products and Services businesses. Combined, these metrics are designed to reward improving performance by managing profitability and expenses and encouraging focus on quality of earnings and the efficient use of capital. Further, these metrics align with our public communications and internal business goals. We believe they are transparent, understandable and consistent with compensation plans at other industrial companies.

        Bonus Operating Income for the Industrial Products and Services businesses represented operating income, excluding minority interest (if applicable) and amounts accrued for bonuses. We do not generally exclude the effects of restructuring actions when calculating Bonus Operating Income, except that we do exclude any restructuring charges associated with the integration of newly acquired businesses. We also exclude costs associated with certain research and development activity from the calculation of Industrial Products and Services businesses' bonus. The elimination of costs associated with certain research and development activity is related to our corporate-led innovation initiative. Under this initiative, corporate-level management provided certain incentives to encourage the rapid development of what it deems to be the most promising research and development projects, representing a small portion of our total research and development projects and spending. These incentives included, for bonus calculation purposes, deferring development costs for selected innovation investments and amortizing development costs in a manner designed to track commercialization of the projects and other similar items, subject to SPX Compensation Committee approval.

        For the Industrial Products and Services businesses, Bonus Cash Flow Conversion represented Bonus Free Cash Flow divided by Bonus Operating Income. Bonus Free Cash Flow represented Bonus Operating Cash Flow less capital expenditures. The Bonus Operating Cash Flow metric was operating income, plus depreciation and amortization, plus or minus changes in working capital, but excluding the change in amounts accrued for bonuses, amounts related to adjustments of Bonus Operating Income, certain operating cash activity associated with acquisitions or dispositions, and other similar items, subject to SPX Compensation Committee approval.

Equity-Based Awards

        In 2014, two-thirds of the value of the restricted stock awards to SPX NEOs was in the form of external metric stock, and one-third was in the form of internal metric stock. Between 0% and 125% of the external performance metric award may vest based on the annualized three-year performance of SPX total shareholder return ("TSR") against the S&P 1500 Industrials TSR. The triggers for vesting are set forth in the below table.

Annualized Shareholder Return Performance During the Measurement Period	Restricted Stock Vesting
Below Threshold:
More than 9% below S&P 1500 Industrials TSR	0
Threshold:
9% below S&P 1500 Industrials TSR (approximates historical performance at 25th percentile)	25% of target payout
Target:
Equal to S&P 1500 Industrials TSR	Target payout
Maximum:
6% above S&P 1500 Industrials TSR (approximates historical performance at 65th percentile)	125% of target payout

        Internal metric stock grants are subject to performance vesting designed to qualify the equity award for deductibility under Section 162(m) of the Internal Revenue Code ("Rule 162(m)"), and uses the same trigger applicable under the 162(m) Plan (as defined later). In each of 2013 and 2014, the target was met, qualifying each tranche of internal metric stock granted in that year for vesting, subject to the employee being employed at the vesting date.

        Annual grants of equity prior to 2013 had three tranches. The tranches vested in equal amounts over three years, but only if SPX total stockholder return exceeded the S&P 500 for the prior year or for the cumulative period since the grant date. Any tranche that did not vest within three years was forfeited.

        One tranche granted prior to 2013 was eligible for vesting at the end of 2014—the third tranche of the 2012 awards. This tranche did not vest because SPX did not outperform the relevant index in either of 2014 or the three-year measurement period. Accordingly, NEOs forfeited this tranche, together with accrued dividends on the forfeited shares.

        In 2014, stock award values for SPX officers were increased in response to significant progress on key company strategic and capital initiatives, key examples of which are cited above. Mr. Kearney's award value was set at $6.65 million, Mr. Foreman's award value was set at $2.05 million, Mr. Whitted's award value was set at $1.43 million and the award for each of the other SPX NEOs was set at $1.55 million. The number of shares actually awarded is calculated based on the average stock price over the 30 days prior to the stock award and, accordingly, values reported in the Summary Compensation Table may vary from the above amounts.

        SPX designs equity awards to promote long-term stock ownership and expose senior-level management to the risks and rewards faced by long-term stockholders. Because the majority of equity awarded to NEOs vests over three years, and only if the TSR of SPX stock performs acceptably against a major stock index, it also has significant employee retention value and continues to tie the interests of NEOs to those of SPX stockholders even after it is awarded. Grants of performance-based restricted stock are the most significant component of SPX NEOs' direct compensation opportunity.

Equity Awards Practices

        We expect to conduct a full review of executive compensation, including equity awards, at least annually. In each of the last three years, SPX equity awards were reviewed and approved late in the prior year and granted on the first trading day of the award year.

        Dividends with respect to any shares of unvested SPX restricted stock are deposited in the SPX NEO's name in an escrow or similar account maintained by SPX for that purpose. The SPX NEO receives these dividends only if and when the related shares of equity vest. Dividends are forfeited if the equity on which those dividends were paid is forfeited.

        In the event of retirement, termination by SPX without "cause" or voluntary termination by the executive for "good reason" (each as defined in the applicable award or employment agreements), unvested restricted stock will remain subject to the original performance requirements and vesting schedule.

        The SPX Compensation Committee also has made special grants during the course of the year, primarily for new hires, for promotions, to retain valued employees or to reward exceptional performance. These special grants may be subject to performance or time vesting, and are issued on the date of grant or upon a date certain following the grant date, such as the date on which a new hire commences employment.

        SPX granted no stock options in 2014.

Other Benefits and Perquisites

        SPX provides perquisites to attract and retain executives in a competitive marketplace, at a level the SPX Compensation Committee believes is generally consistent with market practices of its peer group and other comparable public industrial manufacturing companies. See the Summary Compensation Table and accompanying footnotes for a full listing of benefits and perquisites. SPX does not provide tax gross-up payments for perquisites. It is expected that Flowco will also not provide tax gross-up payments for perquisites.

        In connection with the relocation of its headquarters to Charlotte, North Carolina in 2002, all SPX's then-employees who relocated, including Mr. Foreman, were eligible to receive interest-free, 20-year relocation loans to finance the purchase of a principal residence. Mr. Foreman received a loan in the amount of $1.5 million. SPX has not made any relocation loans to officers since 2002.

        SPX's CEO may utilize its aircraft for personal travel for himself and his family. Other SPX NEOs may be permitted personal use of the aircraft for themselves and their families if approved by the SPX CEO. SPX believes this benefit enhances security for its officers and allows them to devote more time to SPX business. SPX reports the value of any NEO personal use of corporate aircraft as ordinary taxable income and as compensation in the Summary Compensation Table.

Retirement and Deferred Compensation Plans

        The SPX NEOs participate in the SPX Corporation Supplemental Retirement Plan for Top Management (the "TMP"). Some of the NEOs are also participants in the SPX US Pension Plan (formerly named the SPX Corporation Individual Account Retirement Plan) (the "IARP") and the SPX Corporation Supplemental Individual Account Retirement Plan (the "SIARP").

        Effective March 10, 2014, changes to the termination provisions of the TMP, SIARP, & SRSP (as defined below) were made to bring them in line with the benefits provided under the NEOs' change in control agreements.

        The SPX executive retirement program plays a key role in attracting and retaining executive talent. The TMP is the most significant element of this program and has been in place since October 22, 1985. Messrs. Kearney and Foreman have credited service in the TMP since 1997 and 1999, respectively. In each of 2005 and 2009, SPX reduced benefits provided by the TMP for new participants. Changes in 2005 included a reduced benefit, longer accrual period, higher early retirement age and reduction factor, and a 50% survivorship benefit. Changes in 2009 included a longer accrual period than required for earlier participants and required five years of service as an officer before vesting. The Summary Compensation Table and the Pension Benefits table, and their accompanying footnotes, provide further information concerning the annual increase in benefit value, accrued benefits and other terms of the TMP, IARP and SIARP. Retirement benefits payable upon an SPX NEO's termination of employment are quantified and described in "Potential Payments Upon Termination or Change-in-Control."

        SPX NEOs and other senior-level management are eligible to participate in the SPX Corporation Retirement Savings and Stock Ownership Plan (the "401(k) Plan") and the SPX Corporation Supplemental Retirement Savings Plan (the "SRSP"), a non-qualified deferred compensation plan that permits voluntary deferrals of base salary and annual bonuses. See the Nonqualified Deferred Compensation in 2014 table and accompanying narrative and footnotes for more information regarding these plans.

Termination and Change-in-Control Provisions

        SPX designs termination and change-in-control contractual provisions to be competitive at the time it enters into an agreement. As a result, its agreements have changed over time, with newer agreements generally offering reduced payments and increased vesting obligations.

        In December, 2013, each of SPX's executive officers including the NEOs voluntarily agreed to amend and restate his change of control agreement to, among other things:

  •
  Eliminate the payment of excise tax gross-ups in the event of a change of control.

  •
  Revise the definition of a "change of control" to increase the ownership threshold at which a change of control will be deemed to take place to 25%;

  •
  Require consummation of a business combination (rather than only shareholder approval) to trigger a change of control; and

  •
  Eliminate the right of the executive officer to trigger change of control payments if he terminates his employment "for any reason" following a change of control.

        SPX's severance arrangements are designed to protect stockholder interests by stabilizing management during periods of uncertainty. Additionally, executives often assign significant value to severance agreements because they provide compensation for lost professional opportunities in the event of a change in control.

        Severance agreements also can be a powerful tool to discourage entrenchment of management, in that severance agreements can offset the risk of financial and professional loss that management may face when recommending a sale to or merger with another company. SPX's severance arrangements are structured to serve the above functions, which differ, and are perceived by recipients to differ, from pay for performance. Accordingly, decisions relating to other elements of compensation have minimal effect on decisions relating to existing severance agreements.

        In the case of a change in control, the NEOs become immediately vested in all previously granted unvested SPX restricted stock, including shares subject to performance vesting at the target level of vesting. This feature is designed to be equitable in the event of dismissal without cause or resignation for good reason, and SPX believes it is appropriate in the event of termination following a change in control.

        It is expected that we will assume the severance agreement of each of the NEOs.

        Termination and change-in-control agreements are further discussed and quantified in "Potential Payments Upon Termination or Change-in-Control."

2015 Compensation Changes

  Stock Options

        In January 2015, the SPX Compensation Committee granted stock options to its officers for the first time since 2004.

  Salary

        No officers other than Mr. Smeltser received salary increases for 2015. Mr. Smeltser received an increase in salary of 3%, in line with the U.S. merit increase budget for all employees.

  Bonus

        SPX expects 2015 to be a unique year from a compensation perspective, primarily due to the impact of the spin-off. If the spin-off is completed, historical measurements for bonus and equity vestings will no longer be workable. Additionally, SPX and we face retention concerns commonly seen in transactions of this type. As a result, SPX plans to significantly change its compensation programs for 2015 to address the spin-off should it occur.

        The SPX Compensation Committee has effected bonus changes for 2015. In place of the metrics described above, if the spin-off is completed, the SPX Executive Bonus Plan will pay bonuses using two metrics; Bank EBITDA (Consolidated EBITDA, as defined in SPX's credit facilities) and revenue. The SPX Compensation Committee selected these metrics because it believes they are transparent and provide certainty of calculation. To address retention issues, the SPX Compensation Committee has set a floor payout under the Executive Bonus Plan of 85% of target bonus, the midpoint at 125% of target, and the maximum payout opportunity at 200%. These numbers compare to the current floor of 0%, target payout at 100%, and maximum payout opportunity of 200%. Target and Maximum Bank EBITDA would be, respectively, $390.0 million and $405.0 million. Target and Maximum revenue would be, respectively, $2,628.0 million and $2,691.0 million. As described above, the SPX Compensation Committee typically does and expects in this case to set bonuses for NEOs by reference to the Executive Bonus Plan.

  Equity

        The value of equity awarded in 2015 to our NEOs was split equally between (i) options and (ii) restricted stock measured against internal metrics designed to qualify for deductibility under Section 162(m) of the Internal Revenue Code ("162(m)").

        In connection with the spin-off, the Compensation Committee of SPX intends to make equitable adjustments to existing awards held by our NEOs as described below.

  Options

        SPX options held by NEOs will convert into a grant of Flowco options at the spin-off, as described in the Employee Matters Agreement, in a manner designed to preserve the aggregate value immediately before and after the spin-off. The new grant of Flowco options will vest on the same schedule as the corresponding SPX option, with any accelerated vesting that is contingent on a change of control to occur upon a change of control of Flowco.

  Restricted Stock

        SPX restricted stock held by NEOs will convert into a grant of Flowco restricted stock at the spin-off, as described in the Employee Matters Agreement, in a manner designed to preserve the aggregate value immediately before and after the spin-off.

        If the spin-off is completed, the internal metric performance measures associated with the SPX restricted stock will no longer be useful, as businesses comprising a significant portion of SPX's revenues and profits will be included in the spin-off. Additionally, we believe it preferable to set vesting triggers for Flowco restricted stock which consider only Flowco performance following completion of the spin-off. Accordingly, for NEO's SPX restricted stock with performance measures which convert into Flowco restricted stock at the spin-off, internal metric goals will be replaced with new internal metric goals for Flowco designed to qualify the Flowco restricted stock for deductibility pursuant to 162(m) and external metric goals will vest based on the performance of Flowco versus the S&P 1500 Industrial Index.

        All NEO's Flowco restricted equity will vest on the same schedule as the corresponding SPX restricted stock (taking into account the changes to the performance measures described above). All restricted equity held by a NEO with any accelerated vesting that is contingent on a change of control will occur upon a change of control of Flowco.

Stock Ownership Guidelines

        SPX maintains, and we expect to maintain, stock ownership guidelines to emphasize the importance of substantive, long-term share ownership by senior executives to align their financial interests with those of stockholders. SPX's guidelines are:

Chief Executive Officer	500% of salary
Chief Operating Officer	400% of salary
Other Executive Officers	300% of salary
Other designated executives	100% - 200% of salary

        Shares held in family trusts and shares held in retirement plan accounts are deemed to be owned shares for purposes of these guidelines. Unvested performance-based equity awards (both those based on an internal and external metric) are excluded. Officers are asked to attain the desired level of stock ownership within five years of becoming an officer.

        Once an NEO attains the desired level of share ownership, he or she will continue to be compliant with these guidelines even if the NEO later falls below the guideline, provided that the NEO retains at least 50% of the net shares acquired upon exercise of stock options and at least 50% of the net shares acquired pursuant to vested restricted equity awards and vested restricted stock unit grants until he or she again meets or exceeds the guidelines.

Policy on Hedging

        No SPX employee may trade in derivative securities relating to SPX securities, such as put and call options or forward transactions. We expect to effect a similar policy.

Tax Matters

        SPX seeks to structure executive compensation in a tax efficient manner, and review compensation plans in light of applicable tax provisions, including Section 162(m) of the Internal Revenue Code. To maintain flexibility in structuring executive compensation to achieve its goals and compensation philosophy, the SPX Compensation Committee has not adopted a policy requiring all compensation to be tax deductible. SPX structures its executive officer bonuses to be tax deductible, and therefore a separate plan, the Executive Annual Bonus Plan (the "162(m) Plan"), determines whether each NEO qualifies for the payment of bonuses described above, and sets a cap on the amount of bonus that may be awarded and treated as tax-deductible. It is anticipated that Flowco will adopt a similar executive annual bonus plan.

        A portion of the stock awarded to SPX NEOs (the portion described as the "internal metric" stock) vests based on the same trigger as under the 162(m) Plan. In 2014, the 162(m) Plan performance goal was met.

        SPX eliminated Section 280G tax gross-ups effective March 10, 2014. It is expected that we will not have any Section 280G tax gross-up.

Impact on Compensation from Misconduct—Clawbacks

        If the SPX Board of Directors were to determine that an SPX NEO had engaged in fraudulent or intentional misconduct, it would take action to remedy the misconduct and impose appropriate discipline. Discipline would vary based on the facts and circumstances, but may include termination of employment or other appropriate actions.

        SPX retroactively adjusts compensation in the event of a restatement of financial or other performance results to the extent required by the Sarbanes-Oxley Act of 2002. The 162(m) Plan provides for repayment or forfeiture of awards under specified circumstances if the company, as a result of misconduct, is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. Any awards earned or accrued during the twelve-month period following the first public issuance or filing with the SEC (whichever first occurred) of the financial document that failed to materially comply with a financial reporting requirement must be paid back to SPX. To the extent that the affected award was deferred under a nonqualified deferred compensation plan maintained by SPX rather than paid to the executive officer, the deferred amount (and any earnings from it) must be forfeited. Beginning in 2013, SPX's equity award agreements provide that awards are subject to any compensation recovery policy adopted by SPX, as amended from time to time.

Notes

        The discussion of performance targets in Compensation Discussion and Analysis is exclusively in the context of executive compensation, and you should not use these targets for any other purpose, or regard them as an indication of management's expectations of future results.

        References to "bonuses" are to performance-based payments reflected as Non-Equity Incentive Plan Compensation in the Summary Compensation Table.

Historical Compensation of Executive Officers Prior to the Spin-off

        The Flowco executive officers listed above were employed by SPX prior to the separation; therefore, the information provided for the fiscal years below reflects compensation earned at SPX. Each of these executive officers is currently, and was as of December 31, 2014, an executive officer of SPX. All compensation decisions were made by the SPX Compensation Committee. Executive compensation decisions following the spin-off will be made by the Flowco Compensation Committee. All references to equity awards below are to SPX equity awards.

        The amounts and structure of compensation set forth below are not necessarily indicative of the compensation these executive officers will receive at Flowco.

Summary Compensation Table for 2014

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)		Total ($)
Christopher J. Kearney	2014	$1,214,277	$6,941,749	$3,088,946	$3,585,158	$412,522	(6)	$15,242,652
Chairman, President and CEO	2013	$1,147,615	$5,199,977	$1,824,680	$771,380	$261,011		$9,204,663
	2012	$1,105,250	$4,706,700	$444,597	$3,846,353	$466,800		$10,569,700
Jeremy W. Smeltser	2014	$556,923	$1,613,698	$886,502	$326,309	$104,098	(7)	$3,487,530
Vice President & CFO	2013	$486,538	$1,188,532	$484,000	$70,908	$57,651		$2,287,629
	2012	$401,677	$1,135,523	$163,079	$125,477	$96,736		$1,922,492
Robert B. Foreman	2014	$832,814	$2,140,906	$1,629,697	$2,393,486	$335,293	(8)	$7,332,196
Executive Vice President	2013	$788,110	$1,485,670	$961,950	$1,297,713	$213,690		$4,747,133
	2012	$763,377	$1,482,611	$236,209	$3,048,754	$353,395		$5,884,346
J. Michael Whitted	2014	$521,127	$1,490,527	$816,197	$269,161	$118,900	(9)	$3,215,912
VP Corporate Development
David A. Kowalski	2014	$607,990	$1,613,698	$538,364	$827,648	$122,555	(10)	$3,710,256
President, Global Manufacturing	2013	$548,654	$1,188,532	$483,000	$193,282	$81,176		$2,494,644
Operations	2012	$514,615	$1,176,675	$116,480	$541,178	$123,498		$2,472,446

(1)
Named executive officers are eligible to defer up to 50% of their salaries into the SPX Corporation Retirement Savings & Stock Ownership Plan, a tax-qualified retirement savings plan (the "401(k) Plan") (up to applicable IRS limits), and up to 50% of their salaries into the SPX Corporation Supplemental Retirement Savings Plan, a nonqualified deferred compensation plan (the "SRSP"). In 2014, the named executive officers deferred the following portions of their salaries into the 401(k) Plan and the SRSP:

Name	Deferred into 401(k) Plan	Deferred into SRSP
Mr. Kearney	$17,500	$225,355
Mr. Smeltser	$14,912	$68,624
Mr. Foreman	$23,000	$149,053
Mr. Whitted	$17,500	$72,018
Mr. Kowalski	$7,969	$34,591
(2)
These grants are generally subject to performance vesting conditions. The amounts reported in the above table were calculated in accordance with Topic 718 to reflect their grant date fair value given vesting requirements. See note 15 to the consolidated financial statements contained in SPX's Annual Reports on Form 10-K for the years ended December 31, 2014, December 31, 2013, and December 31, 2012, for additional information regarding the calculation of these numbers. See the Grants of Plan-Based Awards in 2014 table for more information on these grants. The values of the grants assuming automatic vesting (no performance requirement) are as follows:

Name	2014	2013	2012
Mr. Kearney	$8,216,209	$6,300,723	$6,264,000
Mr. Smeltser	$1,909,969	$1,440,125	$1,408,050
Mr. Foreman	$2,533,977	$1,800,156	$1,973,160
Mr. Whitted	$1,764,190	N/A	N/A
Mr. Kowalski	$1,909,969	$1,440,125	$1,566,000
(3)
In 2015, the year in which they received the 2014 non-equity incentive compensation payout, the following named executive officers deferred the following portions of their non-equity incentive compensation awards into the 401(k) Plan and the SRSP:

Name	Deferred into 401(k) Plan	Deferred into SRSP
Mr. Kearney	$0	$617,789
Mr. Smeltser	$1,523	$131,452
Mr. Foreman	$1,199	$96,883
Mr. Whitted	$0	$163,239
Mr. Kowalski	$9,742	$39,919
(4)
The change in pension value is based on assumed weighted- average discount rates of 4.17% at December 31, 2013, and 3.62% at December 31, 2014. Normal increases in pension value due to changes in pay, additional service, additional age, lump sum interest rate and mortality improvements accounted for the remaining increase for these named executive officers.

There were no above-market earnings on non-qualified deferred compensation to report for any of the named executive officers in 2014.

(5)
The SPX Foundation (the "Foundation") will make matching donations for charitable contributions for any employee up to a total of $20,000 per annum. The Foundation will make matching contributions for each named executive officer up to a total of $50,000 per annum. Amounts reported are matching amounts in excess of the $20,000 match available to all employees.

The incremental cost to us for the personal use of our aircraft includes the variable costs of using the aircraft, including fuel, travel expenses for the crew, airport fees and food and beverages.

(6)
Mr. Kearney received $412,522 in All Other Compensation, including:

•
$138,948 in matching contributions to the SRSP;

•
$170,768 representing the change in value between December 31, 2013 and December 31, 2014 of the post-retirement key manager life insurance benefit, based on assumed discount rates of 4.25% and 3.53% on those dates, respectively;

•
$37,628 representing the change in value between December 31, 2013 and December 31, 2014 of the post-retirement medical insurance benefit, based on assumed discount rates of 4.25% and 3.53% on those dates, respectively;

•
$50,965 for the incremental cost for the personal use of the company aircraft; and

•
$13,000 in matching contributions to the 401(k) plan.

  The remaining $1,213 consisted of financial planning; executive physical; use of our sports/entertainment boxes; and coverage under the long-term executive disability plan.

(7)
Mr. Smeltser received $104,098 in All Other Compensation, including:

•
$39,046 in matching contributions to the SRSP;

•
$28,284 representing the change in value between December 31, 2013 and December 31, 2014 of the post-retirement key manager life insurance benefit, based on assumed discount rates of 4.25% and 3.53% on those dates, respectively; and

•
$13,000 in matching contributions to the 401(k) plan.

The remaining $23,768 consisted of financial planning; executive physical; use of our sports/entertainment boxes; the incremental cost for the personal use of the company aircraft; the change in value between December 31, 2013 and December 31, 2014 of the post-retirement medical insurance benefit and coverage under the long-term executive disability plan.

(8)
Mr. Foreman received $335,293 in All Other Compensation, including:

•
$76,738 in matching contributions to the SRSP;

•
$84,000 that he was deemed to receive in 2014 representing the market interest rate on the $1.5 million interest-free loan that he received in February 2002, in connection with his relocation to Charlotte, North Carolina;

•
$106,893 representing the change in value between December 31, 2013 and December 31, 2014 of the post-retirement key manager life insurance benefit, based on assumed discount rates of 4.25% and 3.53 on those dates, respectively;

•
$43,224 representing the change in value between December 31, 2013 and December 31, 2014 of the post-retirement medical insurance benefit, based on assumed discount rates of 4.25% and 3.53% on those dates, respectively; and

•
$13,000 in matching contributions to the 401(k) plan.

The remaining $11,438 consisted of financial planning; executive physical; use of our sports/entertainment boxes; the incremental cost for the personal use of the company aircraft; and coverage under the long-term executive disability plan.

(9)
Mr. Whitted received $118,900 in All Other Compensation, including:

•
$21,182 in matching contributions to the SRSP;

•
$30,000 in charitable matching contributions;

•
$27,547 representing the change in value between December 31, 2013 and December 31, 2014 of the post-retirement key manager life insurance benefit, based on assumed discount rates of 4.25% and 3.53% on those dates, respectively; and

•
$13,000 in matching contributions to the 401(k) plan.

The remaining $27,171 consisted of financial planning; executive physical; use of our sports/entertainment boxes; the change in value between December 31, 2013 and December 31, 2014 of the post-retirement medical insurance benefit and coverage under the long-term executive disability plan.

(10)
Mr. Kowalski received $122,555 in All Other Compensation, including:

•
$41,549 in matching contributions to the SRSP;

•
$67,826 representing the change in value between December 31, 2013 and December 31, 2014 of the post-retirement key manager life insurance benefit, based on assumed discount rates of 4.25% and 3.53% on those dates, respectively; and

•
$13,000 in matching contributions to the 401(k) plan.

The remaining $180 consisted of use of our sports/entertainment boxes; the incremental cost for the personal use of the company aircraft; and coverage under the long-term executive disability plan.

        The above benefits are provided pursuant to the terms of employment agreements with each named executive officer. The agreements are the same with the exception of differing titles (and associated reporting responsibilities), annual base salary levels, severance entitlements, retiree medical terms, allowance amounts for annual income tax return preparation and financial planning, and different employment term durations. Messrs. Kearney and Foreman's agreements have a rolling two-year term. Mr. Kowalski has a rolling one-year term. The expiration date for these rolling term agreements is automatically extended by one day for each day of the term that elapses. Messrs. Smeltser and Whitted's agreements have a one-year term that extends annually, subject to a one hundred eighty (180) day notice provision.

        Under the agreements, any annual base salary rate reductions require the named executive officer's consent. The agreements provide for participation in any annual performance bonus plans, long-term incentive plans, and equity-based compensation plans that we establish or maintain for our offices. The agreements further provide for continuation of all other senior executive benefit plans offered by us, subject to our right to modify, suspend or discontinue the plans. Business expense reimbursement, perquisites and vacation entitlements also are provided pursuant to the agreements.

        See "Compensation Discussion and Analysis" for further discussion and explanation of each element of compensation.

Grants of Plan-Based Awards in 2014

        The following table provides information regarding equity and non-equity awards granted to the named executive officers in 2014.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards Maximum ($)(2)	Estimated Future Payouts Under Equity Incentive Plan Awards
							Grant Date Fair Value of Stock Awards ($)(4)
Name	Grant Date(1)	Award Date(1)		Threshold (#)	Target (#)	Maximum #(3)
Christopher J. Kearney	1/2/2014	12/18/2013	$3,184,480	38,132	83,583	98,734	$6,941,749
Jeremy W. Smeltser	1/2/2014	12/18/2013	$913,920	8,864	19,430	22,952	$1,613,698
Robert B. Foreman	1/2/2014	12/18/2013	$1,680,100	11,760	25,778	30,451	$2,140,906
J. Michael Whitted	1/2/2014	12/18/2013	$841,440	8,187	17,947	21,200	$1,490,527
David A. Kowalski	1/2/2014	12/18/2013	$981,520	8,864	19,430	22,952	$1,613,698

(1)
The SPX Compensation Committee approved annual equity awards and participation in the 162(m) Plan bonuses at the December 2013 SPX Compensation Committee meeting. The SPX Compensation Committee determines the effective date of equity awards without regard to current or anticipated stock price levels or the release of material non-public information.

(2)
Represents the maximum amount payable under the 162(m) Plan if the performance target is reached, subject to the SPX Compensation Committee's ability, in its sole discretion, to reduce the amount actually paid. In 2014, the SPX Compensation Committee determined the amount payable under the 162(m) Plan by reference to the Executive Bonus Plan performance metrics. See "Compensation Discussion and Analysis—2014 Compensation—Bonuses—Bonus Awards" for further discussion of this practice. The following table shows the minimum, target and maximum payouts in the Executive Bonus Plan matrix, upon which the SPX Compensation Committee based the 2014 bonus payments of named executive officers.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Threshold ($)	Target ($)	Maximum ($)
Christopher J. Kearney	$398,060	$1,592,240	$3,184,480
Jeremy W. Smeltser	$114,240	$456,960	$913,920
Robert B. Foreman	$210,013	$840,050	$1,680,100
J. Michael Whitted	$105,180	$420,720	$841,440
David A. Kowalski	$122,690	$490,760	$981,520
(3)
Assumes all stock will vest. See "Compensation Discussion and Analysis—2014 Compensation—Equity-Based Awards" for a description of the performance vesting requirements. All shares are subject to performance requirements.

(4)
Represents the Topic 718 grant date fair value, based on the closing price of SPX stock on the day prior to the grant. See note 15 to the consolidated financial statements contained in SPX's Annual Report on Form 10-K for the year ended December 31, 2014 for the assumptions made in the valuation of these awards.

 Outstanding Equity Awards at Fiscal Year-End 2014

        The following table details the outstanding SPX equity awards held by each named executive officer at December 31, 2014. No options were outstanding at December 31, 2014.

	Stock Awards
Name	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1) ($)
Christopher J. Kearney	22,981	(2a)	$1,974,528
	60,602	(2b)	$5,206,924
	16,390	(3a)	$1,408,229
	64,826	(3b)	$5,569,850
	33,334	(4)	$2,864,057
Jeremy W. Smeltser	5,342	(2a)	$458,985
	14,088	(2b)	$1,210,441
	3,747	(3a)	$321,942
	14,817	(3b)	$1,273,077
	5,834	(4)	$501,257
	5,000	(6)	$429,600
Robert B. Foreman	7,087	(2a)	$608,915
	18,691	(2b)	$1,605,931
	4,683	(3a)	$402,363
	18,521	(3b)	$1,591,324
	10,500	(4)	$902,160
J. Michael Whitted	4,934	(2a)	$423,929
	13,013	(2b)	$1,118,077
	3,435	(3a)	$295,135
	13,582	(3b)	$1,166,965
	5,000	(4)	$429,600
	5,000	(5)	$429,600
David A. Kowalski	5,342	(2a)	$458,985
	14,088	(2b)	$1,210,441
	14,817	(3b)	$1,273,077
	3,747	(3a)	$321,942
	8,334	(4)	$716,057

(1)
Based on the closing price of SPX common stock of $85.92 on December 31, 2014.

(2a)
Restricted shares awarded on January 2, 2014 vest at the rate of 33 1/3 percent per year, subject to satisfaction of internal performance criteria for the applicable year, with vesting dates of February 26, 2015, February 26, 2016, and February 26, 2017.

(2b)
Restricted shares awarded on January 2, 2014 become eligible to vest January 2, 2017 subject to satisfaction of external performance criteria for the three-year performance period.

(3a)
Restricted shares awarded on January 2, 2013 vest at the rate of 33 1/3 percent per year, subject to satisfaction of internal performance criteria for the applicable year, with vesting dates of February 25, 2014, February 25, 2015, and February 25, 2016.

(3b)
Restricted shares awarded on January 2, 2013 become eligible to vest January 2, 2016 subject to satisfaction of external performance criteria for the three-year performance period.

(4)
Restricted shares awarded on January 3, 2012 vest at the rate of 33 1/3 percent per year, subject to satisfaction of performance criteria for the applicable year, with vesting dates of January 3, 2013, January 3, 2014, and January 3, 2015.

(5)
Restricted shares awarded on February 23, 2012 fully vested on February 23, 2015.

(6)
Restricted shares awarded on August 6, 2012 fully vest on August 6, 2015.

 Option Exercises and Stock Vested in 2014

        The following table sets forth stock vested for each of our named executive officers in 2014. Our named executive officers did not exercise any SPX options in 2014.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Christopher J. Kearney	74,861	$7,742,060
Jeremy W. Smeltser	11,872	$1,222,222
Robert B. Foreman	23,341	$2,413,066
J. Michael Whitted	10,883	$1,123,660
David A. Kowalski	16,039	$1,647,475

(1)
Based on the market value at time of vesting. Vesting occurred in early 2015 based on the performance of SPX stock through December 31, 2014.

Pension Benefits

        The following table sets forth the net present value of accumulated benefits payable to each of the named executive officers, including the number of years credited service. No pension benefits payments were made to any named executive officers during the 2014 fiscal year.

Name	Plan Name(1)	Number of Years Credited Service (#)	Present Value of Accumulated Benefit(2) ($)	Payments during the last fiscal year ($)
Christopher J. Kearney	TMP	15.00	$36,163,710	$0
	IARP	17.88	$624,997	$0
	SIARP	17.88	$1,947,942	$0
Jeremy W. Smeltser	TMP	5.67	$667,836	$0
	IARP	0	$0	$0
	SIARP	0	$0	$0
Robert B. Foreman	TMP	15.00	$18,627,899	$0
	IARP	15.65	$451,589	$0
	SIARP	15.65	$1,096,842	$0
J. Michael Whitted	TMP	5.67	$1,009,991	$0
	IARP	0	$0	$0
	SIARP	0	$0	$0
David A. Kowalski	TMP	9.36	$2,395,444	$0
	IARP	15.45	$329,828	$0
	SIARP	15.45	$333,108	$0

(1)
The names of the pension plans are the SPX Corporation Supplemental Retirement Plan for Top Management (the "TMP"), the SPX US Pension Plan (formerly named the SPX Corporation Individual Account Retirement Plan) (the "IARP") and the SPX Corporation Supplemental Individual Account Retirement Plan ("SIARP").

Upon designation by the SPX Compensation Committee, named executive officers participate in the TMP. For those named executive officers who became participants in the TMP prior to August 24, 2005 (Messrs. Kearney and Foreman), the benefit formula is 60% of final average pensionable earnings (highest three of last ten calendar years of employment). This target benefit accrues ratably over a 15-year period with the officer receiving the maximum benefit after 15 years. A participant may retire as early as age 55, but benefits payable at early retirement are reduced 3% per year from age 60.

For those named executive officers who became participants in the TMP on or after August 24, 2005 (Messrs. Kowalski, Smeltser and Whitted), the benefit formula is 50% of final average pensionable earnings (highest 3 of last 10 calendar years of employment). For Mr. Kowalski this target benefit accrues ratably over a 20 year period with the officer receiving the maximum benefit after 20 years, for Messrs. Smeltser and Whitted, this target benefit accrues ratably over a 25-year period with the officer receiving the maximum benefit after 25 years. A participant's benefits may commence as early as age 55, but benefits payable at early retirement are reduced 4% per year from age 62.

For all participants in the TMP other than Messrs. Smeltser and Whitted, the benefit vests after 5 years of service. For Messrs. Smeltser and Whitted, this benefit vests after 5 years of service as an officer. Any payments made from the IARP and SIARP reduce amounts payable under the TMP.

The IARP is a tax-qualified cash-balance defined benefit pension plan covering certain salaried and hourly employees. Employees hired after December 31, 2000 are not eligible to participate in the IARP. The IARP provides participants an account balance credited with principal credits and interest credits, which vests after 3 years of service.

  The SIARP is a nonqualified defined benefit plan that provides benefits in excess of the limitation on benefits imposed by the Internal Revenue Code for certain IARP participants. The SIARP provides a benefit equal to the difference between (i) the amount of IARP benefit to which the participant would have been entitled if such benefit were computed without giving effect to the limitations under the Internal Revenue Code less (ii) the amount of the IARP benefit actually payable to the participant.

  Participants in the TMP, IARP, and SIARP may elect to receive their benefits in a lump sum or annuity form of payment.

  In general, "pensionable earnings" for purposes of the TMP and SIARP is the amount reported as wages on a participant's Form W-2 and paid prior to termination of employment, increased by (i) amounts contributed by the participant to the 401(k) Plan, SRSP and the SPX Corporation Flexible Spending Account Plans, and (ii) vacation and holiday pay (but not severance pay) paid after termination of employment. "Pensionable earnings" does not include the following amounts: (i) reimbursements or other expense allowances, (ii) fringe benefits (cash and non-cash), (iii) moving expenses, (iv) welfare benefits, (v) deferred compensation, (vi) the value of restricted shares and other equity awards, (vii) severance pay paid after termination of employment, and (viii) employer-provided automobiles, mileage reimbursements and car allowances for which no documentation is required, hiring bonuses or other special payments, taxable and non-taxable tuition reimbursements, the taxable value of physical examinations and group term life insurance coverage in excess of $50,000, and other similar amounts not paid in cash that are required to be included in taxable income under the Internal Revenue Code.

(2)
The change in pension value is based on assumed weighted-average discount rates of 4.17% at December 31, 2013, and 3.62% at December 31, 2014. Normal increases in pension value due to changes in pay, additional service, additional age, lump sum interest rate and mortality improvements accounted for the remaining increase for these named executive officers.

Nonqualified Deferred Compensation in 2014

        The following table sets forth information relating to the SRSP. Named executive officers and other senior-level management are eligible to participate in the SRSP, a nonqualified deferred compensation plan that allows them to make pre-tax deferrals in excess of those permitted by the 401(k) Plan. Named executive officers may defer up to 50% of their base compensation (excluding bonuses) and up to 100% of their annual bonuses into the SRSP. Both base compensation and bonus deferral elections are made at least six months prior to the beginning of the year to which they relate.

        A company match is made to the SRSP after the maximum company match has been made under the 401(k) Plan and is allocated to the fund(s) as selected by the participant. The maximum match available between both the SRSP and 401(k) Plan is 5% of eligible compensation, provided that total contributions are equal to or greater than 6% of eligible compensation.

        In general, "eligible compensation" for purposes of the SRSP is the amount reported as wages on a participant's Form W-2, (A) increased by (i) amounts contributed by the participant to the 401(k) Plan and the SPX Corporation Flexible Spending Account Plans, and (ii) vacation and holiday pay paid after termination of employment; and (B) decreased by (i) reimbursements or other expense allowances, (ii) fringe benefits (cash and non-cash), (iii) moving expenses, (iv) welfare benefits (provided that short-term disability payments are included and long-term disability payments are excluded), (v) employer-provided automobiles, mileage reimbursements and car allowances for which no documentation is required, taxable and non-taxable tuition reimbursements and the taxable value of physical examinations and group term life insurance coverage in excess of $50,000, (vi) pay in lieu of notice, (vii) deferred compensation, (viii) the value of restricted shares and other equity awards, and (ix) severance pay paid after termination of employment.

        All matching contributions into the 401(k) Plan are invested initially in the SPX Common Stock Fund and are allocated in the form of units. The units consist primarily of SPX common stock, with a portion of the fund in cash, for purposes of administrative convenience. All matching contributions into the SRSP are made in cash and invested according to the participant's elections. All participant and matching contributions vest immediately. There is no minimum holding period. The SRSP is unfunded and earnings are credited on account balances based on participant direction within the same investment choices available in the 401(k) Plan, except that the SPX Company Stock Fund and a stable value fund are not available under the SRSP. All returns in the SRSP and the 401(k) Plan are at market rates. In-service distributions are not allowed under the SRSP. SRSP participants elect the form and timing of payment of their SRSP deferral account prior to the year in which it is deferred. All amounts deferred under the SRSP after 2009 will be paid in a lump sum payment six months following termination of employment. Participants may elect to receive their pre-2009 accounts in a lump sum, annual installments (two to ten years) or monthly installments (up to 120 months) upon separation from service, on a date that is a specified number of months after retirement or separation from service, or on a specified date following separation from service (no later than attainment of age 70 1/2).

Name	Executive Contributions in Last FY(1)	Registrant Contributions in Last FY(2)	Aggregate Earnings in Last FY(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE(4)
Christopher J. Kearney	$590,291	$138,948	$711,610	$0	$9,618,438
Jeremy W. Smeltser	$138,638	$39,046	$22,567	$0	$530,446
Robert B. Foreman	$245,258	$76,738	$122,143	$0	$4,598,192
J. Michael Whitted	$72,018	$21,182	$244,211	$0	$5,016,654
David A. Kowalski	$69,275	$41,549	$20,099	$0	$776,721

(1)
Contributions to the SRSP consisted of the following amounts reported in the Summary Compensation Table:

Name	2014 Salary	2013 Non-Equity Incentive Plan Compensation
Mr. Kearney	$225,355	$364,936
Mr. Smeltser	$68,624	$70,014
Mr. Foreman	$149,053	$96,185
Mr. Whitted	$72,018	$0
Mr. Kowalski	$34,591	$34,684
(2)
Represents matching amounts contributed by SPX to the SRSP. These amounts have been included in the All Other Compensation column of the Summary Compensation Table.

(3)
Aggregate earnings under the SRSP are not above-market and, accordingly, are not included in the Summary Compensation Table.

(4)
In addition to the amounts in footnote (1), includes the following amounts of contributions to the SRSP reported as compensation in the Summary Compensation Table for the:

•
Year ended December 31, 2013: Mr. Kearney, $212,023; Mr. Smeltser, $60,000; Mr. Foreman, $140,122; Mr. Whitted, $66,966 and Mr. Kowalski, $29,659

•
Year ended December 31, 2012: Mr. Kearney, $204,050; Mr. Smeltser, $48,646; Mr. Foreman, $135,675; Mr. Whitted, $62,331 and Mr. Kowalski $0.

•
Year ended December 31, 2011: Mr. Kearney, $198,104; Mr. Smeltser, $40,449; Mr. Foreman, $131,715; Mr. Whitted, $61,344 and Mr. Kowalski, $23,423.

 Potential Payments Upon Termination or Change-in-Control

        SPX has entered into agreements, including an employment agreement, a change-in-control agreement and stock plan award agreements, with each named executive officer governing compensation in the event of a termination of employment or a change in control of SPX. The following tables set forth the expected benefit to be received by each named executive officer in the event of his termination resulting from various scenarios, assuming a termination date of December 31, 2014 and a stock price of $85.92, SPX's closing stock price on December 31, 2014. The following tables should be read in connection with the Pension Benefits table. Assumptions and explanations of the numbers set forth in the tables below are set forth in the footnotes to, and in additional text following, the tables.

Christopher J. Kearney

	(a) Voluntary Resignation or (b) Involuntary Termination For Cause		Disability	Death Pre-retirement		Involuntary Without Cause/Voluntary Resignation for Good Reason		Termination Following Change in Control
Salary	$0		$0	$0		$2,449,600	(1)	$3,674,400	(2)
Bonus	$0		$0	$0		$6,177,891	(3)	$9,266,837	(4)
Value of Accelerated Equity(5)	$17,023,587(5.a	)
	$0(5.b	)	$17,023,587	$17,023,587		$17,023,587		$17,023,587
Retirement Plans(6)	$1,870,293(6.a	)	$0	$1,870,293(6.b	)	$2,385,576(6.c	)	$2,385,576(6.d	)
All Other Compensation(7)	$1,491,998(7.a	)
	$117,769(7.b	)	$5,686,437	$4,760,315		$1,579,737		$1,598,116
TOTAL	$20,385,879(5.a	)	$22,710,025	$23,654,195		$29,616,392		$33,948,516
	$1,988,062(5.b	)

Robert B. Foreman

	(a) Voluntary Resignation or (b) Involuntary Termination For Cause		Disability	Death Pre-retirement		Involuntary Without Cause/Voluntary Resignation for Good Reason		Termination Following Change in Control
Salary	$0		$0	$0		$1,680,100	(1)	$2,520,150	(2)
Bonus	$0		$0	$0		$3,259,394	(3)	$4,889,091	(4)
Value of Accelerated Equity(5)	$5,110,693(5.a	)
	$0(5.b	)	$5,110,693	$5,110,693		$5,110,693		$5,110,693
Retirement Plans(6)	$1,893,875(6.a	)	$0	$1,893,875(6.b	)	$3,352,736(6.c	)	$3,561,791(6.d	)
All Other Compensation(7)	$1,139,463(7.a	)
	$80,774(7.b	)	$7,625,047	$6,121,403		$1,224,490		$4,112,153
TOTAL	$8,144,031(5.a	)
	$1,974,649(5.b	)	$12,735,741	$13,125,972		$14,627,414		$20,193,878

(1)
Two times annual salary at time of termination.

(2)
Greater of three times annual salary immediately prior to change in control or time of termination.

(3)
Greater of two times actual bonus for prior year or average for the three prior years, plus the amount, if any, by which the bonus that would have been paid for the bonus plan year in which such termination occurs, based on the performance level actually attained, exceeds actual bonus for the prior year or the average for the three prior years.

(4)
Greater of three times highest earned bonus amount for three years prior to termination year or target or earned bonus for the termination year.

(5)
Value of vesting in all unvested restricted stock. Messrs. Kearney and Foreman are retirement eligible. Equity awards remain subject to the original performance requirements for retirement eligible executive officers who voluntarily resign. Retirement eligibility requires that the named executive officer has reached the age of 55 and has five years of credited service, at least three of which must be with SPX. In the table above, 5.a discloses the amounts Messrs. Kearney and Foreman would receive in the case of a voluntary termination, and 5.b discloses the amounts Messrs. Kearney and Foreman would receive for involuntary for cause termination.

The values in the table assume that all applicable performance vesting requirements will be met, all of the value of the above stock is subject to performance vesting requirements in the cases of termination by SPX without cause, and voluntary termination by the executive for good reason.

(6)
Estimated increase in pension value from the total amount set forth in the Pension Benefits table, resulting from:

6.a—the benefit becoming payable immediately, rather than age 60.

6.b—the benefit being paid in a lump sum immediately, rather than being paid in the form elected at age 60.

6.c—credit for two additional years of age and service, and the benefit becoming payable at age 55, rather than age 60.

6.d—credit for three additional years of age and service, and the benefit being immediately payable as a lump sum, rather than being paid in the form elected at age 60, and the application of an alternative definition of final average pay.

(7)
Includes:

•
Relocation loan forgiveness: In the event of permanent disability, death or a change in control, a $1,500,000 loan made by us to Mr. Foreman in connection with his relocation to Charlotte would be forgiven and he would receive gross-ups for federal and state tax liabilities in the amount of $1,370,813. The terms and circumstances of this loan are described more fully under "Compensation Discussion and Analysis—Other Benefits and Perquisites."

•
Accrued vacation time: Salary for five weeks of accrued vacation time, for each termination scenario, for each of Messrs. Kearney and Foreman, in the amount of $117,769 and $80,774, respectively.

•
Life insurance: Values for life insurance in an amount equal to, in the case of:

•
Involuntary termination without cause or voluntary termination for good reason, two times annual salary for two years, with a present value estimated, for each of Messrs. Kearney and Foreman, in the amount of $1,018,350 and $652,959, respectively;

•
Termination following a change in control, two times annual salary at the time of termination for three years and an amount equal to the annual salary for the remainder of his life, with a present value estimated, for each of Messrs. Kearney and Foreman, in the amount of $1,036,246 and $663,754, respectively;

    •
    Disability, two times annual salary at the time of termination to age 65, with a present value estimated, for each of Messrs. Kearney and Foreman, in the amount of $177,516 and $151,035, respectively;

    •
    7.a—Voluntary resignation (retirement), an amount equal to annual salary for the remainder of his life with an estimated present value of $983,236 and $631,689 for Mr. Kearney and Mr. Foreman, respectively. As of December 31, 2014, Messrs. Kearney and Foreman qualify for this benefit because they would have met the age and service requirements (see footnote 5) to receive retirement treatment upon termination, provided the Board of Directors grants continuation; and

    •
    7.b—Involuntary for cause termination, none.

  •
  Disability payments: In the case of termination due to disability, for:

  •
  Mr. Kearney:    $5,391,152 in disability payments, representing the present value of an annual payment of $1,229,760 from the Executive Long Term Disability Plan until age 65. This value does not reflect estimated annual payments of $147,000 from our Group LTD Plan or other income offsets. The estimated present value of the retirement plan benefit is correspondingly reduced by $8,552,819 due to the benefit being payable at age 65 rather than age 60; and

  •
  Mr. Foreman:    $4,522,425 in disability payments, representing the present value of an annual payment of $768,060 from the Executive Long Term Disability Plan until age 65. This value does not reflect estimated annual payments of $147,000 from our Group LTD Plan or other income offsets. The estimated present value of the retirement plan benefit is correspondingly reduced by $4,516,752 due to the benefit being payable at age 65 rather than age 60.

  •
  Death benefit: In the case of death, the named executive officer's estate would receive proceeds from the Key Manager Life Insurance program of, for:

  •
  Mr. Kearney:    $4,642,546, which is equal to the sum of two times his annual salary (less $50,000 in insurance from the company's group life insurance plan maintained for other SPX employees) in the amount of $2,399,600 and gross-ups for federal and other tax liabilities in the amount of $2,242,946; and

  •
  Mr. Foreman:    $3,169,816, which is equal to the sum of two times his annual salary (less $50,000 in insurance from the company's group life insurance plan maintained for other SPX employees) in the amount of $1,630,100 and gross-ups for federal and other tax liabilities in the amount of $1,539,716.

  •
  Post-retirement health: In the event of termination, Messrs. Kearney and Foreman would be entitled to post-retirement health benefits (i) in the case of change in control in the amount of $338,205 and $374,223, respectively, (ii) in the case of involuntary termination without cause or voluntary termination for good reason in the amount of $356,354 and $392,365, respectively, and (iii) in the event of voluntary resignation (retirement), in the amount of $390,993 and $427,000, respectively.

  •
  Additional benefits:

  •
  Financial planning services:

  •
  In the case of involuntary termination without cause or voluntary termination for good reason, Messrs. Kearney and Foreman would be entitled to $850 and $21,924, respectively; and

      •
      In the case of termination following a change in control, Messrs. Kearney and Foreman would be entitled to $1,275 and $32,886, respectively.

    •
    Annual physicals in the case of termination following a change in control, involuntary termination without cause or voluntary termination for good reason.

    •
    In the case of involuntary termination without cause, voluntary termination for good reason, or termination following a change in control, outplacement assistance of $50,000.

    •
    Health and welfare insurance premiums:

    •
    In the case of involuntary termination without cause or voluntary termination for good reason, Messrs. Kearney and Foreman would be entitled to $34,838 and $25,596, respectively; and

    •
    In the case of termination following a change in control, Messrs. Kearney and Foreman would be entitled to $52,257 and $38,394, respectively.

Jeremy W. Smeltser

	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/Voluntary Resignation for Good Reason		Termination Following Change in Control
Salary	$0	$0	$0	$571,200	(1)	$1,142,400	(2)
Bonus	$0	$0	$0	$886,502	(3)	$1,773,005	(4)
Value of Accelerated Equity(5)	$0	$4,195,302	$4,195,302	$1,244,823		$4,195,302
Retirement Plans(6)	$69,658	$0	$126,693	$434,010		$946,037
All Other Compensation(7)	$54,923	$6,206,473	$2,195,646	$115,269		$373,558
TOTAL	$124,581	$10,401,775	$6,517,641	$3,251,805		$8,430,301

J. Michael Whitted

	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/Voluntary Resignation for Good Reason		Termination Following Change in Control
Salary	$0	$0	$0	$525,900	(1)	$1,577,700	(2)
Bonus	$0	$0	$0	$816,197	(3)	$2,448,590	(4)
Value of Accelerated Equity(5)	$0	$3,863,307	$3,863,307	$1,148,077		$3,863,307
Retirement Plans(6)	$114,814	$0	$183,049	$363,024		$705,093
All Other Compensation(7)	$50,567	$4,995,627	$2,017,892	$132,779		$418,837
TOTAL	$165,381	$8,858,934	$6,064,248	$2,985,977		$9,013,528

(1)
One times annual salary at time of termination.

(2)
For Mr. Smeltser, greater of two times annual salary and, for Mr. Whitted, greater of three times annual salary just prior to change in control or time of termination.

(3)
Greater of one times actual bonus for prior year or average for the three prior years, plus the amount, if any, by which the bonus that would have been paid for the bonus plan year in which such termination occurs, based on the performance level actually attained, exceeds actual bonus for the prior year or the average for the three prior years.

(4)
Greater of, for Mr. Smeltser, two times, and for Mr. Whitted, three times, highest earned bonus amount for three years prior to termination year or target or earned bonus for the termination year.

(5)
Value of vesting in all unvested restricted stock. The values in the table assume that all applicable performance vesting requirements will be met, all of the value of the above performance-based stock is subject to performance vesting requirements in the cases of termination by SPX without cause, and voluntary termination by the executive for good reason.

(6)
In the case of termination following a change in control, the estimated increase in pension value from the total amount set forth in the Pension Benefits table, resulting from a credit of two additional years of age and service, and the benefit being immediately payable as a lump sum, rather than being paid in the form elected at age 62, and the application of an alternative definition of final average pay.

(7)
Includes:

•
Accrued vacation time:  Salary for five weeks of accrued vacation time, for each termination scenario, for each Messrs. Smeltser and Whitted in the amount of $54,923 and $50,567, respectively.

•
Life insurance:  Values for life insurance in an amount equal to, in the case of:

•
Involuntary termination without cause or voluntary termination for good reason, two times annual salary at the time of termination for one year, and an amount equal to the annual salary for the remainder of his life with an estimated present value, for each Messrs. Smeltser and Whitted, in the amount of $1,275 and $1,474, respectively;

•
Termination following a change in control:

•
Mr. Smeltser:    two times annual salary at the time of termination for two years and an amount equal to the annual salary for the remainder of his life, with an estimated present value of $235,492; and

•
Mr. Whitted:    two times annual salary at the time of termination for three years and an amount equal to the annual salary for the remainder of his life, with an estimated present value of $241,795;

•
Disability, an amount equal to $102,020 for Mr. Smeltser and $103,417 for Mr. Whitted; and

•
In case of voluntary resignation or involuntary termination for cause, none.

•
Disability payments:  In the case of termination due to disability, for:

•
Mr. Smeltser:    $6,049,530, in disability payments, representing the present value of an annual payment of $376,896 from the Executive Long Term Disability Plan until age 65. This value does not reflect estimated annual payments of $147,000 from the company's Group LTD Plan or exclude other income offsets. The estimated present value of the retirement plan benefit is correspondingly reduced by $667,836 due to the benefit being payable at age 65 rather than age 60.; and

•
Mr. Whitted:    $4,841,643, in disability payments, representing the present value of an annual payment of $327,972 from the Executive Long Term Disability Plan until age 65. This value does not reflect estimated annual payments of $147,000 from the company's Group LTD Plan or exclude other income offsets. The estimated present value of the retirement plan benefit is correspondingly reduced by $1,009,991 due to the benefit being payable at age 65 rather than age 60.

  •
  Death benefit:  In the case of death, the named executive officer's estate would receive life insurance proceeds of:

  •
  Mr. Smeltser:    $2,140,723, which is equal to the sum of two times his annual salary (less $50,000 in insurance from the company's group life insurance plan maintained for other SPX employees) in the amount of $1,092,400 and gross-ups for federal and other tax liabilities in the amount of $1,048,323; and

  •
  Mr. Whitted:    $1,967,325, which is equal to the sum of two times his annual salary (less $50,000 in insurance from the company's group life insurance plan maintained for other SPX employees) in the amount of $1,001,800 and gross-ups for federal and other tax liabilities in the amount of $965,525.

  •
  In the case of involuntary termination without cause, voluntary termination for good reason, or termination following a change in control, outplacement assistance of $35,000.

  •
  Post-retirement health:  None.

  •
  Additional benefits:

  •
  Financial planning services:

  •
  In the case of involuntary termination without cause or voluntary termination for good reason, Messrs. Smeltser and Whitted would be entitled to $6,644 and $18,754, respectively; and

  •
  In the case of termination following a change in control, Messrs. Smeltser and Whitted would be entitled to $13,288 and $37,508, respectively.

  •
  Health and welfare insurance premiums:

  •
  In the case of involuntary without cause or voluntary termination for good reason, Messrs. Smeltser and Whitted would be entitled to the amount of $15,887 and $26,129, respectively;

  •
  In the case of termination following a change in control, Messrs. Smeltser and Whitted would be entitled to the amount of $31,774 and $52,257, respectively; and

  •
  Annual physicals in the case of termination following change in control, involuntary termination without cause or voluntary termination for good reason.

David A. Kowalski

	(a) Voluntary Resignation or (b) Involuntary Termination For Cause		Disability	Death Pre-retirement	Involuntary Without Cause/Voluntary Resignation for Good Reason		Termination Following Change in Control
Salary	$0		$0	$0	$613,450	(1)	$1,226,900	(2)
Bonus	$0		$0	$0	$538,364	(3)	$1,076,727	(4)
Value of Accelerated Equity(5)	$0		$3,980,502	$3,980,502	$3,980,502		$3,980,502
Retirement Plans(6)	$263,110		$0	$263,110	$1,171,421		$2,165,135
All Other Compensation(7)	$679,783 (7.a	)	$2,954,394	$2,361,431	$729,747		$744,121
	$58,986 (7.b	)
TOTAL	$4,923,394 (5.a	)	$6,934,895	$6,605,042	$7,033,484		$9,193,385
	$322,096 (5.b	)

(1)
One times annual salary at time of termination.

(2)
Greater of two times annual salary just prior to change in control or time of termination.

(3)
Greater of one times actual bonus for prior year or average for the three prior years, plus the amount, if any, by which the bonus that would have been paid for the bonus plan year in which such termination occurs, based on the performance level actually attained, exceeds actual bonus for the prior year or the average for the three prior years.

(4)
Greater of two times highest earned bonus amount for three years prior to termination year or target or earned bonus for the termination year.

(5)
Value of vesting in all unvested restricted stock. Mr. Kowalski is retirement eligible. Performance-based equity awards remain subject to the original performance requirements for retirement eligible executive officers who voluntarily resign. Retirement eligibility requires that the named executive officer has reached the age of 55 and has five years of credited service, at least three of which must be with SPX. In the table above, 5.a discloses the amount Mr. Kowalski would receive in the case of a voluntary termination, and 5.b discloses the amount Mr. Kowalski would receive for involuntary for cause termination.

The values in the table assume that all applicable performance vesting requirements will be met, all of the value of the above performance-based stock is subject to performance vesting requirements in the cases of termination by SPX without cause, and voluntary termination by the executive for good reason.

(6)
Estimated increase in pension value from the total amount set forth in the Pension Benefits table, resulting from:

6.a—the benefit becoming payable immediately, rather than age 62.

6.b—the benefit being paid in a lump sum immediately, rather than being paid in the form elected at age 62.

6.c—credit for one additional year of age and service, and the benefit becoming payable immediately, rather than age 62.

6.d—credit for two additional years of age and service, and the benefit being immediately payable as a lump sum, rather than being paid in the form elected at age 62, and the application of an alternative definition of final average pay.

(7)
Includes:

•
Accrued vacation time:  Salary for five weeks of accrued vacation time, for each termination scenario, in the amount of $58,986.

•
Life insurance:  Values for life insurance in an amount equal to, in the case of:

•
Involuntary termination without cause or voluntary termination for good reason, two times annual salary at the time of termination for one year, and an amount equal to the annual salary for the remainder of his life with an estimated present value in the amount of $450,810;

•
Termination following a change in control, two times annual salary at the time of termination for two years, and an amount equal to the annual salary for the remainder of his life, with an estimated present value in the amount of $458,150;

•
Disability, an amount equal to $118,395;

•
7.a—Voluntary resignation (retirement), an amount equal to annual salary for the remainder of his life with an estimated present value of $443,539. As of December 31, 2014, Mr. Kowalski qualifies for this benefit because he would have met the age and service requirements (see footnote 5) to receive retirement treatment upon termination, provided the Board of Directors grants continuation; and

•
7.b—Involuntary for cause termination, none.

•
Disability payments:  In the case of termination due to disability:

•
$2,777,013 in disability payments, representing the present value of an annual payment of $422,526 from the Executive Long Term Disability Plan until age 65. This value does not reflect estimated annual payments of $147,000 from the company's Group LTD Plan or exclude other income offsets. The value of the retirement plan benefits is correspondingly reduced by $457,987 due to the benefit being payable at age 65 rather than age 60.

•
Death benefit:  In the case of death, Mr. Kowalski's estate would receive life insurance proceeds of:

•
$2,302,445, which is equal to the sum of two times annual salary (less $50,000 in insurance from the company's group life insurance plan maintained for other SPX employees) in the amount of $1,176,900 and gross-ups for federal and other tax liabilities in the amount of $1,125,545; and

•
In the case of involuntary termination without cause, voluntary termination for good reason, or termination following a change in control, outplacement assistance of $35,000.

•
Post-retirement health:  In the event of termination, Mr. Kowalski would be entitled to post-retirement health benefits (i) in the case of change in control in the amount of $139,728, (ii) in the case of involuntary termination without cause or voluntary termination for good reason in the amount of $158,823, and (iii) in the case of voluntary resignation (retirement) in the amount of $177,258.

•
Additional benefits:

•
Health and welfare insurance premiums:

•
In the case of involuntary without cause or voluntary termination for good reason, Mr. Kowalski would be entitled to $26,129; and

      •
      In the case of termination following a change in control Mr. Kowalski would be entitled to $52,257.

Assumptions and Explanations of Numbers in Tables

        The SPX Compensation Committee retains discretion to provide, and in the past has provided, additional benefits to executive officers upon termination or resignation if it determines the circumstances so warrant.

Confidentiality, Non-Competition and Non-Solicitation Agreements

        As a condition to each executive officer's entitlement to receive the base salary amounts and equity award acceleration referenced in the applicable tables, the executive is required to execute a waiver of claims against SPX and shall be bound by the terms of a non-competition and non-solicitation agreement, which prohibits the executive from soliciting or diverting any customer, potential customer, employee or potential employee or competing with any of SPX businesses in which he has been employed for a period of two years from the date of termination.

Incremental Pension Amounts

        SPX reports the liabilities and associated expense for the pension plans under FASB Accounting Standards Codification Topic 715, "Compensation/Retirement Benefits" ("Topic 715"). Generally, the assumptions and methods used for financial reporting were also used in determining the values in this disclosure (mortality, forms of payment, etc.).

Post-Retirement Health Care and Key Manager Life Insurance Benefits

        Because these benefits are self-insured, SPX calculates and maintain liabilities for these programs under appropriate accounting standards. SPX report the liabilities and associated expense for the pension plans under Topic 715. Generally, the assumptions and methods used for financial reporting were also used in determining the values in this disclosure (mortality, healthcare inflation, etc.).

Termination Provisions—Definitions of Cause and Good Reason

        The employment agreements for all named executive officers contain the following definitions of cause and good reason.

        "Good Reason" is defined as any of the following, if done without the named executive officer's consent: (1) assignment of duties that are inconsistent with the executive's position (except to the extent the company promotes the executive to a higher executive position); (2) changing the named executive officer's reporting relationship; (3) failing to pay any portion of the named executive officer's compensation within 10 days of the date such compensation is due; (4) requiring the executive to relocate more than 50 miles from our principal business office; or (5) failing to continue in effect any cash or stock-based incentive or bonus plan, pension plan, welfare benefit plan or other benefit plan, program or arrangement, unless the aggregate value of all such arrangements provided to the named executive officer after such discontinuance is not materially less than the aggregate value as of the effective date of the employment contract.

        "Cause" is defined as: (1) willful and continued failure to substantially perform duties as named executive officer (other than any such failure resulting from incapacity due to physical or mental illness) after written notice and at least 30 days to cure such alleged deficiencies; (2) willful misconduct, which is demonstrably and materially injurious to our company, monetarily or otherwise; or (3) egregious misconduct involving serious moral turpitude to the extent that the named executive officer's credibility and reputation no longer conform to the standard of senior executive officers of the company.

Payments upon a Termination in Connection with a Change in Control

        Named executive officers will be entitled to certain benefits as described in the applicable tables if they are terminated within 36 months following a change in control for a reason other than death, disability, retirement or termination for cause or if employment is terminated by the named executive officer other than for good reason.

        For purposes of the change-in-control severance agreements, a change in control included the acquisition by any person (or group of related persons) of 25% or more of the voting power of SPX's securities (including in an exchange or tender offer), or (1) liquidation of SPX, (2) the sale of all or substantially all of SPX assets, (3) a merger or consolidation (except where SPX's stockholders prior to the time of merger or consolidation continue to hold at least 75% of the voting power of the new or surviving entity), or (4) a change in the majority of SPX's Board of Directors within a two-year period without the approval of the incumbent board.

        For purposes of the change-in-control severance agreements, "cause" is defined as (1) willful and continued failure to substantially perform duties, (2) willfully engaging in conduct that is demonstrably and materially injurious to us, monetarily or otherwise, or (3) conviction of a felony that impairs the ability of the affected named executive officer to substantially perform his duties.

        For purposes of the change-in-control severance agreements, "good reason" is defined as (1) assignment by SPX of duties inconsistent with the named executive officer's duties, responsibilities and status as of the day prior to the change in control or a reduction or alteration in the nature or status of such responsibilities, (2) reduction in base salary or in the named executive officer's most recent annual target bonus opportunity, (3) a transfer to a location more than 50 miles from current location, (4) failure to continue applicable employee benefit plans, (5) failure to reinstate employment following a suspension of employment for disability, (6) termination, replacement or reassignment of 25% or more of our elected officers (other than because of death, disability, retirement, cause or voluntary resignation), (7) failure to obtain the agreement of a successor company to assume all obligations under the change-in-control severance agreements, or (8) a purported termination that is not in compliance with the terms of the agreement. Executive officers may not trigger change of control benefits if they voluntarily terminate their employment following a change of control.

        The column setting forth payments upon a change in control assumes that the named executive officer's employment was terminated following the change in control. Equity of all employees, including named executive officers, will fully vest following a change in control, regardless of subsequent termination of employment.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with SPX Related to the Spin-Off

        This section of the information statement summarizes our material agreements with SPX that will govern the ongoing relationships between the two companies after the spin-off and are intended, among other things, to provide for an orderly transition to our status as an independent, publicly-owned company. We and SPX will enter into agreements under which we will each provide to the other certain services and rights following the spin-off, and we and SPX will indemnify each other against certain liabilities arising from our respective businesses. After the spin-off, we may enter into additional or modified agreements, arrangements or transactions with SPX, which will be negotiated at arm's length. Following the spin-off, we and SPX will operate independently, and neither will have any ownership interest in the other.

        The following summary of the terms of the material agreements we will enter into with SPX is qualified in its entirety by reference to the full text of the applicable agreements, which will be filed as exhibits to the Form 10 of which this information statement is a part.

Separation and Distribution Agreement

        Prior to the spin-off, we will enter into a Separation and Distribution Agreement that will set forth the principal actions to be taken in connection with the spin-off, including the internal reorganization. It will also set forth other agreements that govern certain aspects of our relationship with SPX following the spin-off.

        Transfer of Assets and Assumption of Liabilities.    The Separation and Distribution Agreement will identify certain assets to be transferred and liabilities to be assumed in advance of our separation from SPX so that generally each company retains the assets of, and the liabilities associated with, its respective businesses. To the extent that any such transfer of assets or assumption of liabilities contemplated by the Separation and Distribution Agreement has not been consummated at or prior to the distribution, we and SPX will cooperate to effect such transfer or assumption as promptly following the distribution as practicable. If any such transfer of assets or assumption of liabilities is not consummated at or prior to the distribution, then the party retaining such asset or liability will take such actions as are reasonably requested by the party to which such asset or liability is to be transferred or assumed in order to place such party, insofar as reasonably possible, in the same position as if such asset or liability had been transferred or assumed as contemplated by the Separation and Distribution Agreement.

        Disclaimer of Representations and Warranties.    In general, except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, neither we nor SPX will make any representations or warranties about any assets transferred or liabilities assumed; any third-party or governmental consents, waivers or approvals that may be required in connection with such transfers or assumptions; the value or freedom from any security interests of, or any other matter concerning, any assets transferred; the absence of any defenses or right of setoff or freedom from counterclaim with respect to any action or other asset of any party; or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets will be transferred on an "as is," "where is" basis.

        Cash Adjustments.    The Separation and Distribution Agreement provides that, immediately prior to the distribution, SPX will contribute to Flowco an amount of cash and cash equivalents if necessary, so that, as of the distribution, we will have, in the aggregate, an amount of cash and cash equivalents of at least $200 million.

        The Distribution.    The Separation and Distribution Agreement will govern the rights and obligations of the parties regarding the distribution and certain actions that must occur prior to the distribution, such as the effectuation of the reorganization, the adoption of the amended and restated articles of incorporation and amended and restated by-laws, and the election of officers and directors. On or shortly prior to the date of the distribution and as consideration for the transfer to us of the assets that relate to the Flowco business, we will issue to SPX (i) such number of shares of our common stock as may be requested by SPX in order to effect the distribution and (ii) physical evidence of our indebtedness under the 2017 Notes (the "Flowco Global Note"). SPX will (i) cause its agent to distribute all of the issued and outstanding shares of our common stock to SPX shareholders who hold SPX shares as of the record date, and (ii) exchange the Flowco Global Note for physical evidence of SPX's indebtedness under the 2017 Notes.

        Conditions to the Distribution.    The Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by SPX in its sole discretion. For further information on these conditions, see "The Spin-Off—Conditions to the Spin-Off." SPX may, in its sole discretion, determine the distribution date and all terms of the distribution, including the form, structure and terms of any transactions to effect the distribution and the timing of and conditions to the consummation thereof, and may, at any time prior to the distribution, decide to abandon or modify or change the terms of the distribution.

        Termination.    The Separation and Distribution Agreement will provide that it may be terminated by SPX at any time prior to the distribution date. The Separation and Distribution Agreement can only be amended by a written agreement signed by us and SPX.

        Release of Claims.    We and SPX will agree to broad releases under which we will each release the other and its wholly-owned subsidiaries and affiliates, and their respective shareholders, directors, officers, agents and employees (in their respective capacities as such) from any and all liabilities existing or arising from any acts or events occurring or failing to occur or any conditions existing at or prior to the distribution. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement.

        Indemnification.    We and SPX will agree to indemnify each other against certain liabilities in connection with the spin-off and our respective businesses and other matters specified in the Separation and Distribution Agreement. The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

        Insurance.    The Separation and Distribution Agreement will provide for the allocation between us and SPX of rights and obligations under existing insurance policies and sets forth procedures for the administration of insured claims. In addition, the Separation and Distribution Agreement will allocate between us and SPX right to proceeds and obligations to incur certain deductibles under certain insurance policies.

        Dispute Resolution.    In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the parties and such other representatives as the parties designate will negotiate to resolve the dispute. If the parties are unable to resolve the dispute in this manner within 60 days, then at the request of any party, the dispute will be resolved through binding arbitration

        Other Matters Governed by the Separation and Distribution Agreement.    Other matters governed by the Separation and Distribution Agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Tax Matters Agreement

        Prior to the spin-off, Flowco and SPX will enter into a Tax Matters Agreement that will govern the parties' respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters. Under the Tax Matters Agreement, SPX generally will be responsible for all U.S. federal and state income taxes incurred through the effective time of the distribution, and SPX and Flowco will each generally be responsible for any other taxes attributable to the businesses of SPX or Flowco, respectively.

        Under the Tax Matters Agreement, certain special rules and indemnities would apply in the event the spin-off is not tax-free. We will agree in the Tax Matters Agreement (i) generally not to enter into certain transactions that could cause the spin-off to be taxable, and (ii) to indemnify SPX for any tax liabilities resulting from such a transaction. For example, during the two-year period following the distribution, among other restrictions, we may not, subject to certain exceptions, enter into or authorize: (1) any transaction resulting in an acquisition of our stock or assets beyond certain thresholds; (2) any merger, consolidation or liquidation; (3) any issuances of equity securities beyond certain thresholds; or (4) any repurchases of our common stock beyond certain thresholds. Our indemnification obligations to SPX under the Tax Matters Agreement will not be limited in amount or subject to any cap. In addition, under certain circumstances, if the spin-off becomes taxable to SPX, we may be required to make payments to SPX in respect of any resulting tax benefits to us, if, as and when such benefits are realized.

        Our covenants and obligations under the Tax Matters Agreement may discourage, delay or prevent a change of control that you may consider favorable. Though valid as between the parties, the Tax Matters Agreement is not binding on the IRS. In the event that the spin-off fails to qualify for its intended tax treatment and we are required to indemnify SPX for any resulting taxes, such liability could have a material adverse effect on our business.

Employee Matters Agreement

        We will enter into an Employee Matters Agreement with SPX that will set forth our agreement with SPX on the allocation of employees to Flowco and obligations and responsibilities regarding compensation, benefits and labor matters. Under the Employee Matters Agreement, effective as of the effective date of the spin-off (the "Effective Date"), Flowco and SPX will allocate all employees of SPX and its affiliates immediately before the Effective Date to either Flowco or to SPX based upon whether each employee's employment duties before the Effective Date relate to the Flowco business or the business of SPX and upon various other factors as applicable.

        The Employee Matters Agreement will provide that, unless otherwise specified in the Employee Matters Agreement, SPX will be responsible for liabilities associated with employees who will be employed by SPX following the spin-off and all former employees of SPX as of the Effective Date, and Flowco will be responsible for liabilities associated with employees who will be employed by Flowco following the spin-off.

        The Employee Matters Agreement will provide that, in general, Flowco employees will be eligible to participate in Flowco benefit plans following the spin-off that have terms that are substantially comparable to those of corresponding SPX benefit plans, in most cases only to the extent that the applicable Flowco employee participated in the corresponding SPX benefit plan immediately prior to the spin-off. In general, we will credit each Flowco employee with his or her service with SPX prior to the spin-off for all purposes under the Flowco benefit plans to the same extent that such service was credited by SPX for similar purposes (except for purposes of benefit accrual under a defined benefit pension plan).

        The Employee Matters Agreement will also include provisions relating to cooperation between Flowco and SPX on matters relating to employees and employee benefits and other administrative provisions.

        The Employee Matters Agreement will also provide for the mechanics for the conversion, cancellation or replacement of equity awards granted under SPX equity plans. For more information about the treatment of outstanding stock options and unvested equity awards, see "Executive Compensation—Compensation Discussion and Analysis—2015 Compensation Changes" beginning on page 115.

Transition Services Agreement

        Prior to the spin-off, we will enter into a Transition Services Agreement with SPX, under which SPX or certain of its subsidiaries will provide us, and we will provide SPX or certain of its subsidiaries, with certain services to help ensure an orderly transition following the distribution.

        The services we expect SPX to provide to us include information technology, human resources, finance and financial reporting and other administrative services. The services we expect to provide to SPX include information technology, human resources, finance and financial reporting, tax compliance, facility access and other administrative services. The charge for these services will be intended to allow SPX or us, as applicable, to recover the direct and indirect costs incurred in providing such services, in a manner generally consistent with past practice. The Transition Services Agreement will contain customary mutual indemnification provisions.

        The Transition Services Agreement will generally provide for a term of services starting at the distribution and continuing for a period of up to twelve (12) months following the distribution. Other than with respect to certain fixed-term pass-through services, the applicable recipient of services may terminate any transition services it is receiving upon prior notice to the other party, upon thirty (30) days' notice. Any extension or renewal of the Transition Services Agreement or the services provided thereunder would require mutual agreement of SPX and us.

Trademark License Agreement

        SPX has transferred all its rights to use the SPX logo and trademark to Flowco as well as certain know-how used in the conduct of the Flowco business. We intend to enter into a Trademark License Agreement with SPX pursuant to which SPX will receive a royalty-free exclusive license to use certain names, licensees and trademarks in its business. SPX will have up to 18 months after the distribution date to cease use of the SPX logo in its business. SPX may continue to use "SPX" in its marketing materials for three years. SPX will have perpetual license to use the name "SPX" in its corporate name and in the name of its subsidiaries. SPX will have the right to use a mark that is substantially distinct from the existing SPX mark and logo, as approved by Flowco, for up to 20 years with the right of automatic renewal.

Related Party Transactions

Policy Governing Related Person Transactions

        Our Board will adopt a written policy pursuant to which our Audit Committee will be presented with a description of any related party transactions for them to consider for approval. The policy will be designed to operate in conjunction with and as a supplement to the provisions of our code of business conduct.

 DESCRIPTION OF MATERIAL INDEBTEDNESS AND OTHER FINANCING ARRANGEMENTS

        We expect that, in connection with the spin-off, we will incur indebtedness of approximately $1.0 billion, including $600.0 aggregate principal amount of the 2017 Notes, which we will become obligated to repay.

        We cannot assure you that we will be able to incur the new indebtedness on favorable terms or at all.

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Financial Condition" for a description of such financing arrangements.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        As of the date of this information statement, SPX beneficially owns all of our outstanding common stock. After the spin-off, SPX will not own any of our common stock.

        The following table shows the anticipated beneficial ownership of our common stock immediately following the spin-off by:

  •
  each person who we believe, based on the assumptions described below, will beneficially own more than 5% of the outstanding shares of the common stock of Flowco;

  •
  each of Flowco's five most highly paid executive officers in 2014;

  •
  each of the persons who will serve on our Board following the spin-off; and

  •
  all of our NEOs and directors as a group.

        Except as otherwise noted below, we based the share amounts shown on each person's beneficial ownership of SPX common stock on August 31, 2015, and a distribution ratio of one share of our common stock for every share of SPX common stock held by such person.

        To the extent our directors and executive officers own SPX common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of SPX common stock.

        Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power for the securities owned by such person or entity.

        Immediately following the spin-off, we estimate that 41 million shares of our common stock will be issued and outstanding, based on the number of shares of SPX common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on September 16, 2015, the record date.

Stock Ownership of Certain Beneficial Owners

Directors and Named Executive Officers	Shares of Common Stock Owned	Percent of Class
Anne K. Altman	1,708	*
Patrick D. Campbell	2,965	*
Robert B. Foreman	117,127	*
Emerson U. Fullwood	17,490	*
Robert F. Hull, Jr.	7,329	*
Christopher J. Kearney(1)	577,534	1.4%
David A. Kowalski	88,897	*
Terry S. Lisenby	8,139	*
David V. Singer	4,806	*
Jeremy W. Smeltser	84,628	*
J. Michael Whitted	64,558	*
All directors and officers as a group (17 persons)	1,101,111	2.7%

*
Less than 1.0.

(1)
Mr. Kearney indirectly holds 257,460 shares through a revocable trust of which he is the trustee and he and his family members are beneficiaries. In addition, Mr. Kearney is the successor to 71,039 shares through a revocable family trust of which his wife is the sole trustee and the beneficiary. All the assets in this family trust, including the 71,039 shares, are pledged to secure a loan. Mr. Kearney holds unpledged vested shares worth approximately 20 times his annual salary, based on the closing price on March 1, 2015.

Other Principal SPX Stockholders

        Set forth in the table below is information about beneficial owners of more than five percent of the issued and outstanding shares of our common stock. The percent of class held is based on 41,246,687 shares of our common stock outstanding on August 31, 2015.

Name and Address	Shares of Common Stock Beneficially Owned	Percent of Class
BlackRock, Inc.(1) 40 East 52nd Street New York, NY 10022	2,941,261	7.1%
The Vanguard Group(2) 100 Vanguard Blvd. Malvern, PA 19355	2,538,190	6.2%
Barrow, Hanley, Mewhinney & Strauss, LLC(3) 420 Montgomery Street San Francisco, CA 94104	2,341,497	5.7%
JPMorgan Chase & Co.(4) 270 Park Avenue New York, NY 10017	2,291,121	5.6%
Steven A. Cohen(5) 72 Cummings Point Road Stamford, CT 06902	2,075,499	5.0%

(1)
Based on information provided in a Schedule 13G/A filed with the SEC on January 26, 2015 by BlackRock, Inc. and certain of its affiliated entities (collectively, the "BlackRock Entities"). The BlackRock Entities report having sole voting power with respect to 2,686,621 of the shares and sole dispositive power with respect to all the shares.

(2)
Based on information provided in a Schedule 13G filed with the SEC on February 11, 2015 by The Vanguard Group and certain of its affiliated entities ("Vanguard"). Vanguard reports having sole voting power with respect to 37,057 of the shares, sole dispositive power with respect to 2,505,433 of the shares, and shared dispositive power with respect to 32,757 of the shares.

(3)
Based on information provided in a Schedule 13G filed with the SEC on February 10, 2015 by Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow"). Barrow reports having sole voting power with respect to 619,702 of the shares, shared voting power with respect to 1,721,795 of the shares, and sole dispositive power with respect to all the shares.

(4)
Based on information provided in a Schedule 13G/A filed with the SEC on January 21, 2015 by JPMorgan Chase & Co. and certain of its affiliated entities (collectively, the "JPMorgan Entities"). The JPMorgan Entities report having sole voting power with respect to 1,829,050 of the shares, shared voting power with respect to 8,312 of the shares, sole dispositive power with respect to 2,282,851 of the shares, and shared dispositive power with respect to 8,050 of the shares.

(5)
Based on information provided in a Schedule 13G filed with the SEC on July 2, 2015 by Point72 Asset Management, L.P. and Point72 Capital Advisors, Inc. (collectively, the "Point72 Entities"), Cubist Systematic Strategies, LLC ("Cubist"), and Steven A. Cohen. The Point72 Entities report having shared voting and dispositive power with respect to 2,049,439 of the shares, and Cubist reports having shared voting and dispositive power with respect to 26,060 of the shares. Mr. Cohen reports having shared voting power and shared dispositive power over all of the shares owned by the Point72 Entities and Cubist.

DESCRIPTION OF CAPITAL STOCK

General

        Prior to the distribution date SPX, as our sole shareholder, will approve and adopt our amended and restated certificate of incorporation, and our Board will approve and adopt our amended and restated by-laws. The following summarizes information concerning our capital stock, including material provisions of our amended and restated certificate of incorporation, our amended and restated by-laws and certain provisions of Delaware law. You are encouraged to read the forms of our amended and restated certificate of incorporation and our amended and restated by-laws, which have been filed as exhibits to our Registration Statement on Form 10, of which this information statement is part, for greater detail with respect to these provisions.

Authorized Capital Stock

        Under our amended and restated certificate of incorporation, our authorized capital stock will consist of 300 million shares of common stock, par value $0.01 per share, and 3 million shares of preferred stock without par value.

Common Stock

        Shares Outstanding.    We estimate that approximately 41 million shares of our common stock will be issued and outstanding immediately after the spin-off, based on approximately 41 million shares of SPX common stock that we expect will be outstanding as of the record date and a distribution ratio of one-to-one. The actual number of shares of our common stock outstanding following the spin-off will depend on the actual number of shares of SPX outstanding on the record date.

        Dividends.    Subject to the preferential rights, if any, of the holders of any outstanding series of our preferred stock, holders of shares of our common stock will be entitled to receive dividends out of any of our funds legally available when, as and if declared by our Board. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. Our Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See "Dividend Policy" and "Risk Factors—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock."

        Voting Rights.    Each holder of our common stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. Our amended and restated certificate of incorporation will not provide for cumulative voting in the election of directors.

        Liquidation.    If we liquidate, dissolve or wind up our affairs, holders of our common stock will be entitled to share proportionately in our assets available for distribution to stockholders, subject to the preferential liquidation rights, if any, of the holders of any outstanding series of our preferred stock.

        Other Rights.    All of our outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock we will issue in connection with the spin-off also will be fully paid and nonassessable. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Transferability of Shares of Our Common Stock

        The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an "affiliate" of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the distribution generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with us, and may include certain of our officers and directors. We estimate that our directors and officers, who may be considered "affiliates" for purposes of Rule 144, will beneficially own approximately 1,101,111 shares of our common stock immediately following the distribution. See the section entitled "Security Ownership of Certain Beneficial Owners and Management" for more information.

        Our affiliates may sell shares of our common stock received in the distribution only:

  •
  under a registration statement that the Securities and Exchange Commission has declared effective under the Securities Act; or

  •
  under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

        In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 180 days after the date the registration statement of which this information statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

  •
  1.0 percent of our common stock then outstanding; or

  •
  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

        Rule 144 also includes restrictions governing the manner of sale. Sales may not be made under Rule 144 unless certain information about us is publicly available.

Preferred Stock

        Under our amended and restated certificate of incorporation and subject to the limitations prescribed by law, our Board, without shareholder approval, may issue our preferred stock in one or more series, and may establish from time to time the number of shares to be included in such series and may fix the designation, powers, privileges, preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. See "—Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and By-laws."

        Our preferred stock will, if issued, be fully paid and nonassessable. When and if we issue preferred stock, we will establish the applicable preemptive rights, dividend rights, voting rights, conversion privileges, redemption rights, sinking fund rights, rights upon voluntary or involuntary liquidation, dissolution or winding up and any other relative rights, preferences and limitations for the particular preferred stock series.

Anti-Takeover Effects of Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

        Prior to the distribution date, SPX, as our sole stockholder, will approve and adopt our amended and restated certificate of incorporation, and our Board will approve and adopt our amended and restated by-laws. Our amended and restated certificate of incorporation and amended and restated by-laws will contain, and Delaware statutory law contains, provisions that could make acquisition of our Company by means of a tender offer, a proxy contest or otherwise more difficult. These provisions are intended to discourage certain types of coercive takeover practices and takeover bids that our Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. These provisions are substantially similar to the provisions currently applicable to SPX under its certificate of incorporation and bylaws and under Delaware statutory law. The description set forth below is only a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated by-laws, which have been filed as exhibits to our Registration Statement on Form 10, of which this information statement is part.

        Blank Check Preferred Stock.    Our amended and restated certificate of incorporation will permit us to issue, without any further vote or action by the stockholders, up to 3,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

        Classified Board of Directors.    Our amended and restated certificate of incorporation and by-laws will provide for a classified board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year our stockholders will elect one class of our directors. The directors designated as Class I directors will serve for an initial term expiring at the 2016 annual meeting of stockholders, the directors designated as Class II directors will serve for an initial term expiring at the 2017 annual meeting of stockholders, and the directors designated as Class III directors will serve for an initial expiring at the 2018 annual meeting of stockholders. Under this classified board structure, it would take at least two elections of directors for any individual or group to gain control of our Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of our Company.

        Number of Directors; Filling Vacancies; Removal.    Our amended and restated certificate of incorporation and by-laws will provide that the Board will consist of not less than three members, with the exact number of directors to be fixed exclusively by the Board. In addition, our amended and restated certificate of incorporation and by-laws will provide that any board vacancy, including a vacancy resulting from an increase in the number of directors, may be filled solely by the affirmative vote of a majority of the remaining directors then in office even though that may be less than a quorum of the Board. Delaware statutory law provides that, if a Delaware corporation has a classified board, as we are expected to have, its directors may only be removed for cause. Our amended and restated certificate of incorporation will provide that any director, or the entire Board, may be removed from office at any time, only for cause, by the affirmative vote of the holders of at least 80 percent of the combined voting power of the then outstanding shares of our stock entitled to vote generally in the election of directors, voting together as a single class. These provisions will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

        Special Meetings.    Our amended and restated certificate of incorporation and by-laws will provide that special meetings of the stockholders may only be called by our Board or certain officers of our Company. These provisions will make it more difficult for stockholders to take an action opposed by our Board.

        No Stockholder Action by Written Consent Unless Approved by the Board.    Our amended and restated certificate of incorporation will require that all actions to be taken by stockholders must be taken at a duly called annual or special meeting, and stockholders will not be permitted to act by written consent. These provisions will make it more difficult for stockholders to take an action opposed by our Board.

        Amendments to Our Certificate of Incorporation.    Our amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least 80 percent of the voting power of all shares of our Company entitled to vote generally in the election of directors, voting together as a single class, will be required to alter, amend, adopt any provision inconsistent with or repeal certain provisions in our amended and restated certificate of incorporation, including those provisions providing for a classified board, provisions regarding the filling of vacancies on the Board and provisions providing for the removal of directors. These provisions will make it more difficult for stockholders to make changes to our certificate of incorporation.

        Amendments to Our By-laws.    Our amended and restated certificate of incorporation will provide that, notwithstanding any other provision of our amended and restated certificate of incorporation or by-laws, the affirmative vote of the holders of at least 80 percent of the voting power of all the shares of our Company entitled to vote generally in the election of directors, voting as a single class, will be required to amend or repeal, or adopt any provisions inconsistent with, certain provisions in our by-laws, including those provisions providing for a classified board, provisions regarding the filling of vacancies on the Board and provisions providing for the removal of directors. These provisions will make it more difficult for stockholders to make changes to our by-laws that are opposed by our Board.

        Requirements for Advance Notification of Stockholder Nomination and Proposals.    Under our amended and restated by-laws, stockholders of record will be able to nominate persons for election to our board of directors or bring other business constituting a proper matter for stockholder action at annual meetings only by providing proper notice to our secretary. Proper notice must be generally received not later than the close of business on the 120th day, nor earlier than the 150th day, prior to the anniversary date of the immediately preceding annual meeting (or, in some cases, prior to the tenth day following the announcement of the meeting) and must include, among other information, the name and address of the stockholder giving the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director and a brief description of any business such stockholder proposes to bring before the meeting. Nothing in our amended and restated by-laws will be deemed to affect any rights of stockholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Exchange Act. Stockholders wishing to recommend a nominee for director for the 2016 annual meeting of stockholders must give proper notice to our secretary not earlier than December 10, 2015 nor later than January 9, 2016.

        Contests for the election of directors or the consideration of stockholder proposals will be precluded if the proper procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposals.

Exclusive Forum

        Our amended and restated certificate of incorporation will provide that unless our Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any derivative action or proceeding brought on behalf of our Company, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our Company to our Company or the stockholders, any action asserting a claim against our Company or any director or officer of our Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or by-laws, or any action asserting a claim governed by the internal affairs doctrine of the State of Delaware will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

Section 203 of the Delaware General Corporation Law

        Section 203 of the DGCL provides that, subject to certain specified exceptions, a corporation will not engage in any "business combination" with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless (1) before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (3) on or after such time, both the board of directors of the corporation and at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder approves the business combination. Section 203 of the DGCL generally defines an "interested stockholder" to include (x) any person that owns 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and owned 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

        Section 203 of the DGCL generally defines a "business combination" to include (1) mergers and sales or other dispositions of 10 percent or more of the corporation's assets with or to an interested stockholder, (2) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (3) certain transactions which would increase the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholder and (4) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges, or other financial benefits.

        Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the amended and restated certificate of incorporation or stockholder-adopted by-laws may exclude a corporation from the restrictions imposed under Section 203. Neither our amended and restated certificate of incorporation nor our amended and restated by-laws will exclude Flowco from the restrictions imposed under Section 203 of the DGCL. We anticipate that Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board since the stockholder approval requirement would not be applicable if our Board approves, prior to the time the stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Transfer Agent and Registrar

        After the distribution, we expect that the transfer agent and registrar for our common stock will be Computershare.

Listing

        We have applied for authorization to list Flowco common stock on the NYSE under the ticker symbol "FLOW."

Liability and Indemnification of Directors and Officers

        Elimination of Liability of Directors.    Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the DGCL, no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to our Company or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which concerns unlawful payments of dividends, stock purchases or redemptions), or (4) for any transaction from which the director derives an improper personal benefit.

        While our amended and restated certificate of incorporation will provide directors with protection from awards for monetary damages for breaches of their duty of care, it will not eliminate this duty. Accordingly, our amended and restated certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of our amended and restated certificate of incorporation described above apply to an officer of Flowco only if he or she is a director of Flowco and is acting in his or her capacity as director, and do not apply to officers of Flowco who are not directors.

        Indemnification of Directors and Officers.    Our amended and restated certificate of incorporation will require us to indemnify and hold harmless any person who was or is a party to or is involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or an officer of Flowco or is or was serving at our request as a director, officer or employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent authorized by the DGCL, or any other applicable law, as it exists or may be amended, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement by such person) reasonably incurred in connection with such service (provided that, in the case of a proceeding initiated by such person, we will only indemnify such person if the proceeding was specifically authorized by our Board). This right of indemnity will be a contract right and will include, with certain limitations and exceptions, a right to be paid by our Company the expenses incurred in defending such proceedings in advance of its final disposition. We will be authorized under our amended and restated certificate of incorporation to carry directors' and officers' insurance protecting us, and any director, officer, employee or agent of ours or another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not we would have the power to indemnify the person under the DGCL or any other applicable law. Our amended and restated certificate of incorporation will also permit our Board to indemnify or advance expenses to any of our employees or agents or other persons serving our Company to the fullest extent permitted with respect to our directors and officers in our amended and restated certificate of incorporation.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards under these indemnification provisions.

        By its terms, the indemnification provided for in our amended and restated certificate of incorporation will not be exclusive of any other rights that the indemnified party may be or become entitled to under any statute, provision of our amended and restated certificate of incorporation or by-law, agreement, vote of stockholders or disinterested directors, or otherwise. Any amendment, termination, repeal or modification of our amended and restated certificate of incorporation's indemnification provisions will be, by the terms of our amended and restated certificate of incorporation, prospective only and will not adversely affect the rights or protection of a director, officer, employee or agent of our Company existing at the time of such amendment, termination, repeal or modification.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a Registration Statement on Form 10 for the shares of common stock that SPX shareholders will receive in the distribution. This information statement does not contain all of the information contained in the Form 10 and the exhibits to the Form 10. We have omitted some items in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, we refer you to the Form 10 and its exhibits, which are on file at the offices of the SEC. Statements contained in this information statement about the contents of any contract or other document referred to may not be complete, and in each instance, if we have filed the contract or document as an exhibit to the Form 10, we refer you to the copy of the contract or other documents so filed. We qualify each statement in all respects by the relevant reference.

        You may inspect and copy the Form 10 and exhibits that we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, N. E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Form 10, including its exhibits.

        We maintain an Internet site at www.spxflow.com. We do not incorporate our Internet site, or the information contained on that site or connected to that site, into the information statement or our Registration Statement on Form 10.

        As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill those obligations with respect to these requirements by filing periodic reports and other information with the SEC.

        We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed under Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish those materials to the SEC.

        You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

        The Financial Statements identified above relate to SPX Corporation's Flow Technology reportable segment, its Hydraulic Technologies business, and certain corporate subsidiaries (hereinafter referred to as the "Flow Business.")

        All schedules are omitted because they are not applicable, not required or because the required information is included in our combined financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of SPX Corporation:
Charlotte, NC

        We have audited the accompanying combined balance sheets of the flow and hydraulic technologies operations of SPX Corporation ("SPX"), which consist of the flow and hydraulic technologies operations as well as certain corporate subsidiaries (hereinafter referred to as the "Flow Business"), as of December 31, 2014 and 2013, and the related combined statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2014. These combined financial statements are the responsibility of SPX's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Flow Business is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Flow Business' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Flow Business as of December 31, 2014 and 2013 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

        As described in Note 1, the accompanying combined financial statements have been prepared from the separate records maintained by the Flow Business and SPX. The combined financial statements also include expense allocations for certain corporate functions historically provided by SPX. These allocations may not be reflective of the actual expense that would have been incurred had the Flow Business operated as a separate entity apart from SPX. A summary of transactions with related parties is included in Note 17 to the combined financial statements.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
May 14, 2015

Flow Business

Combined Statements of Operations

(in millions)

	Year ended December 31,
	2014	2013	2012
Revenues	$2,769.6	$2,804.8	$2,846.3
Costs and expenses:
Cost of products sold	1,833.1	1,906.8	1,970.6
Selling, general and administrative	629.9	618.9	643.0
Intangible amortization	26.1	27.2	28.4
Impairment of intangible assets	11.7	4.7	2.0
Special charges, net	14.2	16.0	13.4

Operating income	254.6	231.2	188.9
Other income (expense), net	2.2	(5.2)	(3.4)
Related party interest expense, net	(25.8)	(36.3)	(55.6)
Other interest income (expense), net	2.4	1.6	(0.4)

Income before income taxes	233.4	191.3	129.5
Income tax provision	(97.5)	(58.8)	(0.6)

Net income	135.9	132.5	128.9
Less: Net income attributable to noncontrolling interests	1.4	1.5	2.0

Net income attributable to the Flow Business	$134.5	$131.0	$126.9

The accompanying notes are an integral part of these combined financial statements.

Flow Business

Combined Statements of Comprehensive Income (Loss)

(in millions)

	Year ended December 31,
	2014	2013	2012
Net income	$135.9	$132.5	$128.9
Other comprehensive income (loss), net
Pension liability adjustment, net of tax provision of $0.1 in 2014 and 2012	0.2	—	0.1
Net unrealized gains (losses) on qualifying cash flow hedges, net of tax benefit of $0.4 in 2013	—	(0.6)	0.6
Net unrealized gains (losses) on available-for-sale securities	3.7	(0.6)	(1.6)
Foreign currency translation adjustments	(202.5)	10.8	55.7

Other comprehensive income (loss), net	(198.6)	9.6	54.8

Total comprehensive income (loss)	(62.7)	142.1	183.7
Less: Total comprehensive income attributable to noncontrolling interests	3.1	0.7	2.3

Total comprehensive income (loss) attributable to the Flow Business	$(65.8)	$141.4	$181.4

The accompanying notes are an integral part of these combined financial statements.

Flow Business

Combined Balance Sheets

(in millions)

	December 31, 2014	December 31, 2013
ASSETS
Current assets:
Cash and equivalents	$216.6	$257.8
Accounts receivable, net	591.9	715.3
Related party accounts receivable	16.6	6.9
Inventories, net	330.0	342.2
Other current assets	36.4	59.5
Deferred income taxes	52.6	46.3

Total current assets	1,244.1	1,428.0
Property, plant and equipment:
Land	30.8	30.0
Buildings and leasehold improvements	158.6	165.2
Machinery and equipment	350.0	336.1

	539.4	531.3
Accumulated depreciation	(267.0)	(246.6)

Property, plant and equipment, net	272.4	284.7
Goodwill	1,081.0	1,165.0
Intangibles, net	659.3	740.7
Other assets	64.2	108.9
Related party notes receivable	707.1	763.4

TOTAL ASSETS	$4,028.1	$4,490.7

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$252.0	$290.9
Related party accounts payable	11.9	8.1
Accrued expenses	426.1	525.8
Income taxes payable	35.4	26.3
Short-term debt	6.0	1.5
Current maturities of long-term debt	1.7	2.3
Current maturities of related party notes payable	36.8	37.5

Total current liabilities	769.9	892.4
Long-term debt	10.3	14.2
Related party notes payable	966.3	950.9
Deferred and other income taxes	234.1	273.4
Other long-term liabilities	108.7	109.3

Total long-term liabilities	1,319.4	1,347.8
Commitments and contingent liabilities (Note 13)
Equity:
Parent company investment	2,144.6	2,257.8
Accumulated other comprehensive loss	(219.2)	(18.9)

Total parent company equity	1,925.4	2,238.9
Noncontrolling interests	13.4	11.6

Total equity	1,938.8	2,250.5

TOTAL LIABILITIES AND EQUITY	$4,028.1	$4,490.7

The accompanying notes are an integral part of these combined financial statements.

Flow Business

Combined Statements of Equity

(in millions)

	Parent Company Investment	Accumulated Other Comprehensive Loss	Total Parent Company Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2011	$1,705.4	$(83.8)	$1,621.6	$7.4	$1,629.0
Net income	126.9	—	126.9	2.0	128.9
Other comprehensive income, net	—	54.5	54.5	0.3	54.8
Net transfers from parent	29.9	—	29.9	—	29.9
Dividends attributable to noncontrolling interests	—	—	—	(0.7)	(0.7)

Balance at December 31, 2012	1,862.2	(29.3)	1,832.9	9.0	1,841.9
Net income	131.0	—	131.0	1.5	132.5
Other comprehensive income (loss), net	—	10.4	10.4	(0.8)	9.6
Net transfers from parent	264.6	—	264.6	—	264.6
Other changes in noncontrolling interests	—	—	—	1.9	1.9

Balance at December 31, 2013	2,257.8	(18.9)	2,238.9	11.6	2,250.5
Net income	134.5	—	134.5	1.4	135.9
Other comprehensive income (loss), net	—	(200.3)	(200.3)	1.7	(198.6)
Net transfers to parent	(247.7)	—	(247.7)	—	(247.7)
Dividends attributable to noncontrolling interests	—	—	—	(0.5)	(0.5)
Other changes in noncontrolling interests	—	—	—	(0.8)	(0.8)

Balance at December 31, 2014	$2,144.6	$(219.2)	$1,925.4	$13.4	$1,938.8

The accompanying notes are an integral part of these combined financial statements.

Flow Business

Combined Statements of Cash Flows

(in millions)

	Year ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net income	$135.9	$132.5	$128.9
Adjustments to reconcile net income to net cash from operating activities
Special charges, net	14.2	16.0	13.4
Impairment of intangible assets	11.7	4.7	2.0
Deferred and other income taxes	22.4	(10.3)	(26.3)
Depreciation and amortization	65.8	69.9	67.3
Changes in operating assets and liabilities, net of effects from acquisition
Accounts receivable and other assets	64.4	35.4	(144.5)
Inventories	(9.6)	13.1	63.2
Accounts payable, accrued expenses and other	11.4	16.4	60.6
Cash spending on restructuring actions	(13.6)	(14.4)	(14.0)

Net cash from operating activities	302.6	263.3	150.6
Cash flows used in investing activities:
Amounts advanced for related party notes receivable	—	(743.3)	—
Repayments of related party notes receivable	—	5.6	6.8
Proceeds from asset sales and other, net	7.3	12.0	5.6
Increase in restricted cash	(0.6)	—	—
Business acquisition and other investments, net of cash acquired	—	(2.9)	(31.4)
Capital expenditures	(40.7)	(23.4)	(26.3)

Net cash used in investing activities	(34.0)	(752.0)	(45.3)
Cash flows from (used in) financing activities:
Borrowings under related party notes payable	—	147.5	2.9
Repayments of related party notes payable	(6.7)	(5.2)	—
Borrowings under other financing arrangements	5.7	3.1	7.1
Repayments of other financing arrangements	(3.9)	(20.3)	(41.4)
Change in noncontrolling interests in subsidiary	(0.8)	1.9	—
Dividends paid to noncontrolling interests	(0.5)	—	(0.7)
Change in parent company investment	(291.6)	261.3	33.9

Net cash from (used in) financing activities	(297.8)	388.3	1.8
Change in cash and equivalents due to changes in foreign currency exchange rates	(12.0)	(4.8)	5.2
Net change in cash and equivalents	(41.2)	(105.2)	112.3
Combined cash and equivalents, beginning of period	257.8	363.0	250.7

Combined cash and equivalents, end of period	$216.6	$257.8	$363.0

Supplemental disclosure of cash flow information:
Interest paid	$3.7	$4.3	$5.3
Income taxes paid, net of refunds of $6.2, $4.8 and $6.0 in 2014, 2013 and 2012, respectively	$11.4	$19.0	$15.7
Non-cash investing and financing activity:
Debt assumed	$—	$—	$0.4

The accompanying notes are an integral part of these combined financial statements.

Notes to Combined Financial Statements

(All currency amounts are in millions)

(1) Background, Basis of Presentation, and Summary of Significant Accounting Policies

  Background

        On October 29, 2014, SPX Corporation ("SPX") announced that its Board of Directors had unanimously approved a plan to spin off its Flow business, comprising its Flow Technology reportable segment, its Hydraulic Technologies business, and certain of its corporate subsidiaries (collectively, the "Company," "we," "us," or "our"), and separate into two distinct, publicly-traded companies. Under the plan, SPX would execute a spin-off of the Company by way of a pro-rata distribution of common stock of the Company to SPX's shareholders of record as of the spin-off transaction record date. In connection with the spin-off transaction, SPX is being treated as the accounting spinnor, consistent with the legal form of the transaction. Following the spin-off transaction, the Company will operate under the name SPX FLOW, Inc.

        We expect the transaction to be completed during the third quarter of 2015. The completion of the spin-off is subject to certain customary conditions, including effectiveness of the appropriate filings with the Securities and Exchange Commission and final approval by SPX's Board of Directors. There are no assurances as to when the planned spin-off will be completed, if at all.

        The Company engineers, designs, manufactures and markets products and solutions used to process, blend, filter, dry, meter and transport fluids with a focus on original equipment installation, including turn-key systems, modular systems and components, as well as comprehensive aftermarket components and support services. Primary component offerings include engineered pumps, valves, mixers, plate heat exchangers, dehydration and filtration technologies, and industrial tools and hydraulic units. The Company primarily serves customers in the food and beverage, power and energy and industrial end markets.

  Basis of Presentation

        The accompanying combined financial statements reflect the combined operations of the Company as it will be constituted following the spin-off. The combined financial statements have been derived from the consolidated financial statements and accounting records of SPX and have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The combined financial statements may not be indicative of the Company's future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had it operated as an independent company during the periods presented.

        The combined statements of operations include costs for certain centralized functions and programs provided and/or administered by SPX that are charged directly to SPX's business units, including business units of the Company. These centralized functions and programs include, but are not limited to, information technology, payroll services, shared services for accounting, supply chain and manufacturing operations, and business and health insurance coverage. In recent years, SPX has continued to centralize certain functions in an effort to reduce overall costs and standardize processes across its businesses. During the years ended December 31, 2014, 2013 and 2012, $109.0, $77.0 and $56.0, respectively, of such costs were directly charged to the Company's business units and were included in selling, general and administrative expenses in the accompanying combined statements of operations.

        In addition, for purposes of preparing these combined financial statements on a "carve-out" basis, we have allocated a portion of SPX's total corporate expenses to the Company. These expense

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(1) Background, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

allocations include the cost of corporate functions and/or resources provided by SPX including, but not limited to, executive management, finance and accounting, legal, and human resources support, and the cost of our Charlotte, NC corporate headquarters and our Asia Pacific center in Shanghai, China, and include the related benefit costs associated with such functions, such as pension and postretirement benefits and stock-based compensation. During the years ended December 31, 2014, 2013 and 2012, the Company was allocated $95.9, $73.9, and $89.7, respectively, of such general corporate and related benefit costs, which were primarily included within selling, general and administrative expenses in the combined statements of operations. In addition to an allocation of costs associated with SPX's corporate functions, including the related benefit costs, the combined financial statements include an allocation of corporate-related special charges. Costs were allocated to the Company based on direct usage when identifiable or, when not directly identifiable, on the basis of proportional revenues of the Company to SPX's consolidated revenues from continuing operations. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to or the benefit received by the Company during the periods presented. The allocations may not, however, reflect the expenses the Company would have incurred if the Company had been a stand-alone company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. Following the planned separation from SPX, the Company will perform these functions using its own resources or purchased services. For an interim period following the planned separation, however, some of these functions may continue to be provided by SPX under a transition services agreement. Additionally we may provide some services to SPX under the transition services agreement. In addition to the transition services agreement, we may enter into certain commercial agreements with SPX in connection with the planned separation.

        SPX utilizes a centralized approach to cash management and financing its operations. The cash and equivalents held by SPX at the corporate level are not specifically identifiable to the Company and therefore have not been reflected in the Company's combined balance sheets. Cash transfers between SPX and the Company (other than related to notes receivable and payable, as discussed further below) are accounted for through parent company investment. Cash and equivalents in the combined balance sheets represent cash and equivalents held locally by the Company's entities. SPX's third-party debt and the related interest expense have not been allocated to us for any of the periods presented as we were not the legal obligor of such debt.

        All intercompany transactions have been eliminated. All transactions between the Company and SPX (including its affiliates that are not part of the spin-off transaction) have been included in these combined financial statements. For those transactions historically settled in cash between the Company and SPX (including its affiliates that are not part of the spin-off transaction), the Company has reflected such balances in the combined balance sheets as of December 31, 2014 and 2013 as "Related party accounts receivable" or "Related party accounts payable." The aggregate net effect of such transactions not historically settled in cash between the Company and SPX has been reflected in the combined balance sheets as "Parent company investment" and in the combined statements of cash flows as "Change in parent company investment." In addition, the Company has amounts due from and due to SPX (and its affiliates that are not part of the spin-off transaction) supported by promissory notes. The respective amounts have been reflected in the Company's combined balance sheets as "Related party notes receivable" and "Related party notes payable," while the respective interest

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(1) Background, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

income and interest expense amounts have been reflected in "Related party interest expense, net" within the Company's combined statements of operations.

        Investments in unconsolidated companies where we exercise significant influence but do not have control are accounted for using the equity method. In determining whether we are the primary beneficiary of a variable interest entity ("VIE"), we perform a qualitative analysis that considers the design of the VIE, the nature of our involvement and the variable interests held by other parties to determine which party has the power to direct the activities of the VIE that most significantly impact the entity's economic performance, and which party has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. We have interests in VIEs, primarily joint ventures, in which we are the primary beneficiary and others in which we are not. The financial position, results of operations and cash flows of our VIEs are not material, individually or in the aggregate, in relation to our combined financial statements.

        The Company operates on a calendar year-end.

  Summary of Significant Accounting Policies

        Our significant accounting policies are described below, as well as in other Notes that follow.

        Foreign Currency Translation and Transactions—The financial statements of our foreign subsidiaries are translated into U.S. dollars in accordance with the Foreign Currency Matters Topic of the Financial Accounting Standards Board Codification ("Codification" or "ASC"). Balance sheet accounts are translated at the current rate at the end of each period and income statement accounts are translated at the average rate for each period. Gains and losses on foreign currency translations are reflected as a separate component of equity and other comprehensive income (loss). Foreign currency transaction gains and losses, as well as gains and losses related to foreign currency forward contracts and currency forward embedded derivatives, are included in "Other income (expense), net," with the related net losses totaling $2.6, $5.8 and $6.5 in 2014, 2013 and 2012, respectively.

        Cash Equivalents—We consider highly liquid money market investments with original maturities of three months or less at the date of purchase to be cash equivalents.

        Revenue Recognition—We recognize revenues from product sales upon shipment to the customer (e.g., FOB shipping point) or, to a lesser extent, upon receipt by the customer (e.g., FOB destination), in accordance with the agreed upon customer terms. Revenues from service contracts and long-term maintenance arrangements are recognized on a straight-line basis over the agreement period. Sales to distributors with return rights are recognized upon shipment to the distributor with expected returns estimated and accrued at the time of sale. The accrual considers restocking charges for returns and in some cases the distributor must issue a replacement order before the return is authorized. Actual return experience may vary from our estimates. We recognize revenues separately for arrangements with multiple deliverables that meet the criteria for separate units of accounting as defined by the Revenue Recognition Topic of the Codification. The deliverables under these arrangements typically include equipment, installation, maintenance, and extended warranties. Amounts allocated to each element are based on its objectively determined fair value, such as the sales price of the product or service when it is sold separately, competitor prices for similar products or our best estimate.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(1) Background, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

        We offer sales incentive programs primarily to effect volume rebates and promotional and advertising allowances. The liability for these programs, and the resulting reduction to reported revenues, is determined primarily through trend analysis, historical experience and expectations regarding customer participation.

        Amounts billed for shipping and handling are included in revenues. Costs incurred for shipping and handling are recorded in "Cost of products sold." Taxes assessed by governmental authorities that are directly imposed on a revenue-producing transaction between a seller and a customer are presented on a net basis (excluded from revenues) in our combined statements of operations.

        In addition, we recognize revenue from long-term construction/installation contracts under the percentage-of-completion method of accounting. The percentage-of-completion is measured principally by the percentage of costs incurred to date for each contract to the estimated total costs for such contract at completion. We recognize revenues for similar short-term contracts using the completed-contract method of accounting.

        Provisions for any estimated losses on uncompleted long-term contracts are made in the period in which such losses are determined. In the case of customer change orders for uncompleted long-term contracts, estimated recoveries are included for work performed in forecasting ultimate profitability on certain contracts. Due to uncertainties inherent in the estimation process, it is reasonably possible that completion costs, including those arising from contract penalty provisions and final contract settlements, will be revised in the near-term. Such revisions to costs and income are recognized in the period in which the revisions are determined.

        Costs and estimated earnings in excess of billings arise when revenues have been recorded but the amounts have not been billed under the terms of the contracts. These amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract. Claims related to long-term contracts are recognized as revenue only after we have determined that collection is probable and the amount can be reliably estimated. Claims made by us involve negotiation and, in certain cases, litigation or other dispute-resolution processes. In the event we incur litigation or other dispute-resolution costs in connection with claims, such costs are expensed as incurred, although we may seek to recover these costs. Claims against us are recognized when a loss is considered probable and amounts are reasonably estimable.

        We recognized $573.1, $612.8 and $693.1 in revenues under the percentage-of-completion method for the years ended December 31, 2014, 2013 and 2012, respectively. Costs and estimated earnings on

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(1) Background, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

uncompleted contracts, from their inception, and related amounts billed as of December 31, 2014 and 2013 were as follows:

	2014	2013
Costs incurred on uncompleted contracts	$1,424.9	$1,316.2
Estimated earnings to date	324.1	262.0

	1,749.0	1,578.2
Less: Billings to date	(1,691.8)	(1,528.8)

	57.2	49.4
Net costs and estimated earnings in excess of billings assumed in the acquisition of Clyde Union (Holdings) S.A.R.L. ("Clyde Union")	—	4.2

Net costs and estimated earnings in excess of billings	$57.2	$53.6

        These amounts are included in the accompanying combined balance sheets at December 31, 2014 and 2013 as shown below. Amounts for billed retainages and receivables to be collected in excess of one year are not significant for the periods presented.

	2014	2013
Costs and estimated earnings in excess of billings(1)	$139.5	$168.2
Billings in excess of costs and estimated earnings on uncompleted contracts(2)	(82.3)	(114.6)

Net costs and estimated earnings in excess of billings	$57.2	$53.6

(1)
Reported as a component of "Accounts receivable, net."

(2)
Reported as a component of "Accrued expenses."

        Research and Development Costs—The Company conducts research and development activities for the purpose of developing and improving new products. The related expenditures are expensed as incurred and totaled $19.8, $17.7 and $18.1 in 2014, 2013 and 2012, respectively, and are classified within selling, general and administrative expense within the combined statements of operations.

        Property, Plant and Equipment—Property, plant and equipment ("PP&E") is stated at cost, less accumulated depreciation. We use the straight-line method for computing depreciation expense over the useful lives of PP&E, which do not exceed 40 years for buildings and range from 3 to 15 years for machinery and equipment. Depreciation expense, including amortization of capital leases, was $39.7, $42.7 and $38.9 for the years ended December 31, 2014, 2013 and 2012, respectively. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter.

        Pension and Postretirement—For both the plans we sponsor and the plans sponsored by SPX, changes in the fair value of plan assets and actuarial gains and losses are recognized in earnings during the fourth quarter of each year, unless earlier remeasurement is required. Accordingly, the effects of plan investment performance, interest rate changes, and changes in actuarial assumptions are

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(1) Background, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

recognized as a component of earnings in the year in which they occur. The remaining components of pension/postretirement expense, primarily service and interest costs and expected return on plan assets, are recorded on a quarterly basis. Pension and postretirement expense, as presented in the accompanying combined statements of operations, represents net periodic benefit expense associated with the plans that we sponsor, as well as an allocation of a portion of the net periodic benefit expense associated with the plans sponsored by SPX. Net liabilities of the plans we sponsor have been reflected in the combined balance sheets within "Accrued expenses" or "Other long-term liabilities." Net liabilities related to the allocated net periodic benefit expense associated with the plans sponsored by SPX have been reflected in the combined balance sheets within "Parent company investment."

        Income Taxes—For purposes of our combined financial statements, our income tax provision has been determined as if we file income tax returns on a stand-alone basis. The Company's tax results as presented in the combined financial statements may not be reflective of the results that the Company will generate in the future. In jurisdictions where the Company has been included in the tax returns filed by SPX, any income taxes payable resulting from the related income tax provision have been reflected in the balance sheet within "Parent company investment." Deferred income tax assets and liabilities, as presented in the combined balance sheets, reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We periodically assess whether deferred tax assets will be realized and the adequacy of deferred tax liabilities, including the results of local, state, federal or foreign statutory tax audits or estimates and judgments used.

        Derivative Financial Instruments—We use foreign currency forward contracts to manage our exposures to fluctuating currency exchange rates. Derivatives are recorded on the balance sheet and measured at fair value. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives is recorded in accumulated other comprehensive income ("AOCI") and subsequently recognized in earnings when the hedged items impact earnings. Changes in the fair value of derivatives not designated as hedges, and the ineffective portion of cash flow hedges, are recorded in current earnings. We do not enter into financial instruments for speculative or trading purposes.

        For those transactions that are designated as cash flow hedges, on the date the derivative contract is entered into, we document our hedge relationship, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transaction. We also assess, both at inception and quarterly thereafter, whether such derivatives are highly effective in offsetting changes in the fair value of the hedged item. See Notes 12 and 16 for further information.

        Cash flows from hedging activities are included in the same category as the items being hedged, which is primarily operating activities.

        Parent Company Investment—Parent company investment in the combined balance sheets represents SPX's historical investment in us, our accumulated net earnings after taxes and the net effect of the transactions with and allocations from SPX. See "Basis of Presentation" above and Note 17 for additional information.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(2) Use of Estimates

        The preparation of our combined financial statements in conformity with GAAP requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues (e.g., our percentage-of-completion estimates described above) and expenses during the reporting period. We evaluate these estimates and judgments on an ongoing basis and base our estimates on experience, current and expected future conditions, third-party evaluations and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ from the estimates and assumptions used in the combined financial statements and related notes.

        Listed below are certain significant estimates and assumptions used in the preparation of our combined financial statements. Certain other estimates and assumptions are further explained in the related notes.

        Accounts Receivable Allowances—We provide allowances for estimated losses on uncollectible accounts based on our historical experience and the evaluation of the likelihood of success in collecting specific customer receivables. In addition, we maintain allowances for customer returns, discounts and invoice pricing discrepancies, with such allowances primarily based on historical experience. Summarized below is the activity for these allowance accounts.

	Year ended December 31,
	2014	2013	2012
Balance at beginning of year	$21.7	$23.3	$16.4
Allowances provided	14.7	12.0	15.4
Write-offs, net of recoveries, credits issued and other	(14.4)	(13.6)	(8.5)

Balance at end of year	$22.0	$21.7	$23.3

        Inventory—We estimate losses for excess and/or obsolete inventory and the net realizable value of inventory based on the aging and historical utilization of the inventory and the evaluation of the likelihood of recovering the inventory costs based on anticipated demand and selling price.

        Long-Lived Assets and Intangible Assets Subject to Amortization—We continually review whether events and circumstances subsequent to the acquisition of any long-lived assets, or intangible assets subject to amortization, have occurred that indicate the remaining estimated useful lives of those assets may warrant revision or that the remaining balance of those assets may not be fully recoverable. If events and circumstances indicate that the long-lived assets should be reviewed for possible impairment, we use projections to assess whether future cash flows on an undiscounted basis related to the assets are likely to exceed the related carrying amount. We will record an impairment charge to the extent that the carrying value of the assets exceed their fair values as determined by valuation techniques appropriate in the circumstances, which could include the use of similar projections on a discounted basis.

        In determining the estimated useful lives of definite-lived intangibles, we consider the nature, competitive position, life cycle position, and historical and expected future operating cash flows of each acquired asset, as well as our commitment to support these assets through continued investment and legal infringement protection.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(2) Use of Estimates (Continued)

        Goodwill and Indefinite-Lived Intangible Assets—We test goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter and continually assess whether a triggering event has occurred to determine whether the carrying value exceeds the implied fair value. The fair value of reporting units is based generally on discounted projected cash flows, but we also consider factors such as comparable industry price multiples. We employ cash flow projections that we believe to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about the carrying values of the reported net assets of our reporting units. The financial results of many of our businesses closely follow changes in the industries and end markets that they serve. Accordingly, we consider estimates and judgments that affect the future cash flow projections, including principal methods of competition, such as volume, price, service, product performance and technical innovations, as well as estimates associated with cost reduction initiatives, capacity utilization and assumptions for inflation and foreign currency changes. Actual results may differ from these estimates under different assumptions or conditions. See Note 8 for further information, including discussion of impairment charges recorded in 2014, 2013 and 2012.

        Accrued Expenses—We make estimates and judgments in establishing accruals as required under GAAP. Summarized in the table below are the components of accrued expenses at December 31, 2014 and 2013.

	December 31,
	2014	2013
Unearned revenue(1)	$203.9	$286.0
Employee benefits	95.4	94.1
Warranty	17.4	20.2
Other(2)	109.4	125.5

Total	$426.1	$525.8

(1)
Unearned revenue includes billings in excess of costs and estimated earnings on uncompleted contracts accounted for under the percentage-of-completion method of revenue recognition, customer deposits and unearned amounts on service contracts.

(2)
Other consists of various items including, among other items, accrued commissions, accrued sales and value-added taxes, accruals for self-insurance, restructuring and freight costs.

        Legal—It is our policy to accrue for estimated losses from legal actions or claims when events exist that make the realization of the losses probable and they can be reasonably estimated. We do not discount legal obligations or reduce them by anticipated insurance recoveries.

        Environmental Remediation Costs—We expense costs incurred to investigate and remediate environmental issues unless they extend the economic useful lives of related assets. We record liabilities when it is probable that an obligation has been incurred and the amounts can be reasonably estimated. Our environmental accruals cover anticipated costs, including investigation, remediation and operation and maintenance of clean-up sites. Our estimates are based primarily on investigations and remediation plans established by independent consultants, regulatory agencies and potentially responsible third

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(2) Use of Estimates (Continued)

parties. We generally do not discount environmental obligations or reduce them by anticipated insurance recoveries.

        Self-Insurance—SPX is self-insured for certain of its workers' compensation, automobile, product, general liability, disability and health costs and, thus, records an accrual for its retained liability. SPX's businesses, including the business units of the Company, are charged directly for their estimated share of the cost of these self-insured programs, with the Company's share of the cost included in our combined statements of operations. In addition, the Company's estimated share of SPX's retained liability for these programs has been reflected in our combined balance sheets within "Accrued expenses."

        Warranty—In the normal course of business, we issue product warranties for specific products and provide for the estimated future warranty cost in the period in which the sale is recorded. We provide for the estimate of warranty cost based on contract terms and historical warranty loss experience that is periodically adjusted for recent actual experience. Because warranty estimates are forecasts that are based on the best available information, actual claims costs may differ from amounts provided. In addition, due to the seasonal fluctuations at certain of our businesses, the timing of warranty provisions and the usage of warranty accruals can vary period to period. We make adjustments to initial obligations for warranties as changes in the obligations become reasonably estimable. The following is an analysis of our product warranty accrual for the periods presented:

	Year ended December 31,
	2014	2013	2012
Balance at beginning of year	$20.4	$23.2	$21.7
Acquisition	—	—	3.7
Provisions	13.5	8.1	6.4
Usage	(14.2)	(10.8)	(8.9)
Currency translation adjustment	(1.3)	(0.1)	0.3

Balance at end of year	18.4	20.4	23.2
Less: Current portion of warranty	17.4	20.2	22.7

Non-current portion of warranty	$1.0	$0.2	$0.5

        Income Taxes—We review our income tax positions on a continuous basis and accrue for potential uncertain tax positions in accordance with the Income Taxes Topic of the Codification. Accruals for these uncertain tax positions are classified as "Income taxes payable" and "Deferred and other income taxes" in the accompanying combined balance sheets based on an expectation as to the timing of when the matter will be resolved. As events change or resolutions occur, these accruals are adjusted, such as in the case of audit settlements with taxing authorities. For tax positions where it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority, assuming such authority has full knowledge of all relevant information. These reviews also entail analyzing the realization of deferred tax assets. When we believe that it is more likely than not that we will not realize a benefit for a deferred tax asset based on all available evidence, we establish a valuation allowance against it.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(2) Use of Estimates (Continued)

        Employee Benefit Plans—Certain of our employees participate in defined benefit pension and other postretirement plans we sponsor as well as plans sponsored by SPX. The expense for these plans is derived from an actuarial calculation based on the plans' provisions and assumptions regarding discount rates and rates of increase in compensation levels. Discount rates for most of the plans are based on representative bond indices. Rates of increase in compensation levels are established based on expectations of current and foreseeable future increases in compensation. Independent actuaries are consulted in determining these assumptions. See Notes 1 and 9 for further discussion of our accounting for pension and postretirement benefits.

(3) New Accounting Pronouncements

        The following is a summary of new accounting pronouncements that apply or may apply to our business.

        In July 2012, the Financial Accounting Standards Board ("FASB") issued an amendment to guidance relating to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the revised guidance, entities testing such assets for impairment have the option of first performing a qualitative assessment to determine whether it is more likely than not that the carrying amount of an indefinite-lived intangible asset exceeds its fair value. If an entity determines, on the basis of qualitative factors, that it is more likely than not that the indefinite-lived intangible asset is impaired, the entity shall calculate the fair value of the intangible asset and perform the quantitative impairment test in accordance with the Intangibles—Goodwill and Other Topic of the Codification. The amendment was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. We adopted this guidance on January 1, 2013, with no material impact on our combined financial statements.

        In February 2013, the FASB issued an amendment to guidance relating to the reporting of reclassifications out of AOCI. This guidance requires companies to present, in one place, information about significant amounts reclassified from AOCI. In addition, for significant items reclassified out of AOCI to net income in their entirety during the reporting period, companies must report the effect of such reclassifications on the respective line items in the statement of operations. For amounts not required to be reclassified to net income in their entirety, companies must reference the disclosures that provide additional detail about those amounts. This amendment was effective for interim and annual reporting periods beginning after December 15, 2012, and must be applied prospectively. We adopted this guidance on January 1, 2013, with the required disclosures included in Note 15.

        In March 2013, the FASB issued an amendment to guidance to resolve the diversity in practice relating to a parent entity's accounting for the cumulative translation adjustment ("CTA") upon derecognition of foreign subsidiaries or groups of assets. The amendment requires that any CTA related to the parent entity's investment in a foreign entity be released into earnings when a sale or transfer of the foreign subsidiary or group of assets results in the complete or substantially complete liquidation of the foreign entity. This amendment is effective for interim and annual reporting periods beginning after December 15, 2013, and must be applied prospectively. We adopted this guidance on January 1, 2014, with no material impact on our combined financial statements.

        In July 2013, the FASB issued an amendment to guidance to resolve the diversity in practice in the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward (collectively, a "carryforward") exists. An unrecognized tax benefit, or portion

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(3) New Accounting Pronouncements (Continued)

of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for the carryforward, except to the extent (i) the carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or (ii) the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose. In these cases, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This amendment applies to all entities that have unrecognized tax benefits when a carryforward exists at the reporting date. This amendment is effective for interim and annual reporting periods beginning after December 15, 2013 and must be applied prospectively to all unrecognized tax benefits that exist at the effective date, with retrospective application permitted. We adopted this guidance on January 1, 2014, with no material impact on our combined financial statements.

        In April 2014, the FASB issued an amendment to guidance to change the criteria for determining which disposals of components of an entity can be presented as discontinued operations and to modify related disclosure requirements. Under the amended guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. The amendment states that a "strategic shift" could include a disposal of (i) a major geographical area of operations, (ii) a major line of business, (iii) a major equity method investment, or (iv) other major parts of an entity. The standard no longer precludes presentation as a discontinued operation if there are operations and cash flows of the component that have not been eliminated from the reporting entity's ongoing operations, or there is significant continuing involvement with a component after its disposal. This amendment is effective for interim and annual reporting periods beginning after December 15, 2014 and shall be applied prospectively to new disposals and new classifications of disposal groups as held for sale after the effective date. The impact of the adoption of this amendment on our combined financial statements will be based on our future disposal activity.

        In May 2014, the FASB issued a new standard on revenue recognition that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new standard contains a five-step approach that entities will apply to determine the measurement of revenue and timing of when it is recognized, including (i) identifying the contract(s) with a customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to separate performance obligations, and (v) recognizing revenue when (or as) each performance obligation is satisfied. The new standard requires a number of disclosures intended to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue, and the related cash flows. The disclosures include qualitative and quantitative information about contracts with customers, significant judgments made in applying the revenue guidance, and assets recognized from the costs to obtain or fulfill a contract. The original standard was effective for interim and annual reporting periods beginning after December 15, 2016; however, in April 2015, the FASB proposed a one-year deferral of this standard, with a new effective date for interim and annual reporting periods beginning after December 15, 2017. We are currently evaluating the effect that this new standard will have on our combined financial statements.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(4) Acquisition of Seital S.r.l.

        On March 21, 2012, we completed the acquisition of Seital S.r.l. ("Seital"), a supplier of disk centrifuges (separators and clarifiers), primarily to the global food and beverage market, for a purchase price of $28.8, net of cash acquired of $2.5 and including debt assumed of $0.8. Seital had revenues of approximately $14.0 in the twelve months prior to the date of acquisition. The pro forma effects of the acquisition of Seital were not material, individually or in the aggregate, to our combined results of operations. The combined statements of operations include the results of Seital since the date of acquisition. The results of operations, assets and liabilities, and cash flows of Seital are reported within our Food and Beverage reportable segment.

(5) Information on Reportable Segments, Corporate Expense and Other

        We are a global supplier of highly specialized, engineered solutions with operations in over 35 countries and sales in over 150 countries around the world. Many of innovative solutions play a role in helping to meet rising global demand for processed foods and beverages and power and energy, particularly in emerging markets. In 2014, an estimated 30% of our revenues were from sales into emerging markets.

        We aggregate our operating segments into three reportable segments: Food and Beverage, Power and Energy, and Industrial. The factors considered in determining our aggregated segments are the economic similarity of the businesses, the nature of products sold or services provided, production processes, types of customers and distribution methods. In determining our segments, we apply the threshold criteria of the Segment Reporting Topic of the Codification to operating income or loss of each segment before considering impairment and special charges, pension and postretirement expense/income, stock-based compensation and other indirect corporate expenses. This is consistent with the way our chief operating decision maker evaluates the results of each segment.

        Revenues by reportable segment and geographic area represent sales to unaffiliated customers, and no one customer or group of customers that, to our knowledge, are under common control accounted for more than 10% of our combined revenues for any period presented. Intercompany revenues among our reportable segments are not significant. Identifiable assets by reportable segment are those used in the respective operations of each.

Food and Beverage Reportable Segment

        The Food and Beverage reportable segment operates in a regulated, global industry with customers who demand highly engineered, turn-key solutions. Key demand drivers include dairy consumption, emerging market capacity expansion, sustainability and productivity initiatives, customer product innovation and food safety. Key products for the segment include mixing, drying, evaporation and separation systems and components, plate heat exchangers, and reciprocating and centrifugal pump technologies. Our core brands include Anhydro, APV, Bran+Luebbe, e&e, Gerstenberg Schroeder, LIGHTNIN, Seital, and Waukesha Cherry-Burrell.

Power and Energy Reportable Segment

        The Power and Energy reportable segment primarily serves customers in the oil and gas industry and, to a lesser extent, the nuclear and other conventional power industries. A large portion of the segment's revenues are concentrated on oil extraction, production and transportation at existing wells and pipeline applications. The underlying drivers of this segment include increasing demand for power

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(5) Information on Reportable Segments, Corporate Expense and Other (Continued)

and energy driven by population growth and an expanding middle class. Key products for the segment include pumps, valves and the related accessories, while the core brands include APV, Bran+Luebbe, ClydeUnion Pumps, Copes-Vulcan, Dollinger Filtration, LIGHTNIN, M&J Valve, Plenty and Vokes.

Industrial Reportable Segment

        The Industrial reportable segment primarily serves customers in the chemical, mining, pharmaceutical, marine, shipbuilding, infrastructure construction, automotive and water treatment industries. Key demand drivers of this segment are tied to macroeconomic conditions and growth in the respective end markets we serve. Key products for the segment are air dryers, filtration equipment, mixers, pumps, hydraulic technologies and plate heat exchangers. Core brands include Airpel, APV, Bolting Systems, Delair, Deltech, Hankison, Jemaco, Johnson Pump, LIGHTNIN, Power Team, and Stone.

Corporate Expense

        Corporate expense includes allocations of the cost of corporate functions and/or resources provided by SPX. See Note 1 for a discussion of the methodology used to allocate corporate-related costs.

        Financial data for our reportable segments, including the results of Seital from the date of its acquisition, for the years ended December 31, 2014, 2013 and 2012 were as follows:

	2014	2013	2012
Revenues:
Food and Beverage	$968.9	$970.0	$946.5
Power and Energy	961.6	997.5	1,011.4
Industrial	839.1	837.3	888.4

Total revenues	$2,769.6	$2,804.8	$2,846.3

Income:
Food and Beverage	$99.3	$90.4	$91.7
Power and Energy	168.7	127.4	96.7
Industrial	123.0	119.3	129.2

Total income for reportable segments	391.0	337.1	317.6
Corporate expense	58.3	59.8	58.0
Pension and postretirement expense	32.2	8.0	34.5
Stock-based compensation expense	20.0	17.4	20.8
Impairment of intangible assets	11.7	4.7	2.0
Special charges, net	14.2	16.0	13.4

Combined operating income	$254.6	$231.2	$188.9

Capital expenditures:
Food and Beverage	$12.8	$7.3	$9.1
Power and Energy	16.3	7.3	12.0
Industrial	6.9	7.6	5.2
Other(1)	4.7	1.2	—

Total capital expenditures	$40.7	$23.4	$26.3

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(5) Information on Reportable Segments, Corporate Expense and Other (Continued)

	2014	2013	2012
Depreciation and amortization:
Food and Beverage	$21.6	$20.8	$21.7
Power and Energy	29.7	32.2	28.7
Industrial	14.2	16.4	16.4
Other(1)	0.3	0.5	0.5

Total depreciation and amortization	$65.8	$69.9	$67.3

Identifiable assets:
Food and Beverage	$969.6	$1,122.4	$1,096.1
Power and Energy	1,567.8	1,736.5	1,810.9
Industrial	662.5	724.9	758.1
Other(2)	828.2	906.9	253.3

Total identifiable assets	$4,028.1	$4,490.7	$3,918.4

Geographic Areas:
Revenues:(3)
United States	$933.9	$933.9	$927.9
United Kingdom	417.5	482.7	507.5
Denmark	185.4	204.1	195.0
France	176.8	155.3	133.0
Germany	140.7	130.5	145.1
China	137.5	152.1	157.6
Other	777.8	746.2	780.2

	$2,769.6	$2,804.8	$2,846.3

Tangible Long-Lived Assets:
United States	$119.0	$108.3	$98.3
Other	217.6	285.3	310.9

Total tangible long-lived assets	$336.6	$393.6	$409.2

(1)
Relates to property, plant and equipment that is utilized by all of our reportable segments, along with the related depreciation expense.

(2)
Relates primarily to assets (e.g., cash and related party notes receivable) of the corporate subsidiaries that are included in these combined financial statements.

(3)
Revenues are included in the above geographic areas based on the country that recorded the customer revenue.

(6) Special Charges, Net

        As part of our business strategy, we periodically right-size and consolidate operations to improve long-term results. Additionally, from time to time, we alter our business model to better serve customer demand, discontinue lower-margin product lines and rationalize and consolidate manufacturing capacity. Our restructuring and integration decisions are based, in part, on discounted cash flows and are designed to achieve our goals of reducing structural footprint and maximizing profitability. As a result of our strategic review process, we recorded net special charges of $14.2, $16.0 and $13.4 in 2014,

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(6) Special Charges, Net (Continued)

2013 and 2012, respectively. These net special charges were primarily related to restructuring initiatives to consolidate manufacturing and sales facilities, reduce workforce, and rationalize certain product lines, as well as asset impairment charges.

        The components of the charges have been computed based on actual cash payouts, including severance and other employee benefits based on existing severance policies, local laws, and other estimated exit costs, and our estimate of the realizable value of the affected tangible and intangible assets.

        Impairments of long-lived assets, which represent non-cash asset write-downs, typically arise from business restructuring decisions that lead to the disposition of assets no longer required in the restructured business. For these situations, we recognize a loss when the carrying amount of an asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Fair values for assets subject to impairment testing are determined primarily by management, taking into consideration various factors including third-party appraisals, quoted market prices and previous experience. If an asset remains in service at the decision date, the asset is written down to its fair value, if impaired, and the net book value is depreciated over its remaining economic useful life. When we commit to a plan to sell an asset, including the initiation of a plan to locate a buyer, and it is probable that the asset will be sold within one year based on its current condition and sales price, depreciation of the asset is discontinued and the asset is classified as an asset held for sale. In addition, the asset is written down to its fair value less any selling costs, if impaired.

        Liabilities for exit costs including, among other things, severance, other employee benefit costs, and operating lease obligations on idle facilities, are measured initially at their fair value and recorded when incurred.

        With the exception of certain multi-year operating lease obligations and other contractual obligations, which are not material to our combined financial statements, we anticipate that the liabilities related to restructuring actions will be paid within one year from the period in which the action was initiated.

        Special charges for the years ended December 31, 2014, 2013 and 2012 are described in more detail below and in the applicable sections that follow:

	Year ended December 31,
	2014	2013	2012
Employee termination costs	$11.6	$13.5	$15.2
Facility consolidation costs	0.6	1.0	1.8
Other cash costs (recoveries), net	0.5	(0.2)	(4.5)
Non-cash asset write-downs	1.5	1.7	0.9

Total	$14.2	$16.0	$13.4

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(6) Special Charges, Net (Continued)

2014 Charges:

	Employee Termination Costs	Facility Consolidation Costs	Other Cash Costs (Recoveries), Net	Non-Cash Asset Write-downs	Total Special Charges
Food and Beverage	$3.4	$0.5	$—	$0.7	$4.6
Power and Energy	5.7	—	0.8	0.8	7.3
Industrial	1.6	0.1	(0.3)	—	1.4
Other	0.9	—	—	—	0.9

Total	$11.6	$0.6	$0.5	$1.5	$14.2

        Food and Beverage reportable segment—Charges for 2014 related primarily to severance and other costs associated with the reorganization of the segment's commercial organization in Europe. Once completed, restructuring activities are expected to result in the termination of approximately 30 employees. Charges for 2014 also included asset impairment charges of $0.7 related to certain tangible long-lived assets.

        Power and Energy reportable segment—Charges for 2014 related primarily to severance and other costs associated with restructuring initiatives at various locations in Europe and the U.S. These actions were taken primarily to reduce the cost base of Clyde Union, as we continue to integrate this business into the segment. Once completed, restructuring activities are expected to result in the termination of approximately 50 employees. Charges for 2014 also included asset impairment charges of $0.8 related to certain Clyde Union tangible long-lived assets in the U.S.

        Industrial reportable segment—Charges for 2014 related primarily to severance and other costs associated with the reorganization of the Johnson Pump management structure in Europe, as well as facility consolidation in the U.S. Once completed, restructuring activities are expected to result in the termination of approximately 20 employees.

        Other—Charges for 2014 related primarily to an allocation of special charges associated with SPX's corporate functions and activities. See Note 1 for a discussion of the methodology used to allocate corporate-related costs.

        Expected charges still to be incurred under actions approved as of December 31, 2014 are approximately $1.0.

2013 Charges:

	Employee Termination Costs	Facility Consolidation Costs	Other Cash Costs (Recoveries), Net	Non-Cash Asset Write-downs	Total Special Charges
Food and Beverage	$2.6	$—	$(0.3)	$0.7	$3.0
Power and Energy	8.0	0.5	—	0.9	9.4
Industrial	1.4	0.5	—	0.1	2.0
Other	1.5	—	0.1	—	1.6

Total	$13.5	$1.0	$(0.2)	$1.7	$16.0

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(6) Special Charges, Net (Continued)

        Food and Beverage reportable segment—Charges for 2013 related primarily to severance and other costs associated with the operational realignment of the segment's reporting structure which resulted in the termination of 43 employees. Charges for 2013 also included asset impairment charges of $0.7 related to the exit of facilities in Denmark and the U.K.

        Power and Energy reportable segment—Charges for 2013 related primarily to severance and other costs associated with restructuring initiatives at various locations in Europe and the U.S. These actions were taken primarily to reduce the cost base of Clyde Union, as we continued to integrate the business into the segment. These activities resulted in the termination of 416 employees. Charges for 2013 also included asset impairment charges of $0.9 related to the exit of a Clyde Union facility in the U.S.

        Industrial reportable segment—Charges for 2013 related primarily to severance and other costs associated with restructuring initiatives at various locations in Europe and Asia Pacific, as well as the closure of a facility in the U.S. These activities resulted in the termination of 30 employees.

        Other—Charges for 2013 related primarily to severance costs incurred in connection with the consolidation of certain overhead support functions that were dedicated to the Company's operations and an allocation of special charges associated with SPX's corporate functions and activities. See Note 1 for a discussion of the methodology used to allocate corporate-related costs.

2012 Charges:

	Employee Termination Costs	Facility Consolidation Costs	Other Cash Recoveries, Net	Non-Cash Asset Write-downs	Total Special Charges
Food and Beverage	$5.9	$0.3	$—	$0.6	$6.8
Power and Energy	4.8	—	—	0.3	5.1
Industrial	3.6	1.5	—	—	5.1
Other	0.9	—	(4.5)	—	(3.6)

Total	$15.2	$1.8	$(4.5)	$0.9	$13.4

        Food and Beverage reportable segment—Charges for 2012 related primarily to severance and other costs associated with the reorganization of the segment's global management structure and restructuring initiatives at various locations in Europe. These activities resulted in the termination of 58 employees. Charges for 2012 also included asset impairment charges of $0.6 related to certain tangible long-lived assets in Europe.

        Power and Energy reportable segment—Charges for 2012 related primarily to severance and other costs associated with the integration of the Clyde Union business into the segment. These activities resulted in the termination of 115 employees. Charges for 2012 also included asset impairment charges of $0.3 related to certain tangible long-lived assets in the U.S.

        Industrial reportable segment—Charges for 2012 related primarily to (i) severance and other costs associated with restructuring initiatives at various locations in Europe and (ii) facility consolidation in Canada. These activities resulted in the termination of 64 employees.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(6) Special Charges, Net (Continued)

        Other—The credit for 2012 included a gain of $4.8 on the sale of land rights in Shanghai, China, for which the related costs previously had been written-off. This gain was offset partially by an allocation of special charges associated with SPX's corporate functions and activities and direct charges associated with the relocation of the Company's Americas shared service center from Des Plaines, IL to Charlotte, NC, which resulted in the termination of 34 employees. See Note 1 for a discussion of the methodology used to allocate corporate-related costs.

        The following is an analysis of our restructuring liabilities for the years ended December 31, 2014, 2013 and 2012:

	December 31,
	2014	2013	2012
Balance at beginning of year	$10.1	$10.4	$7.0
Special charges(1)	12.7	14.3	17.3
Utilization—cash	(13.6)	(14.4)	(14.0)
Currency translation adjustment and other	—	(0.2)	0.1

Balance at end of year	$9.2	$10.1	$10.4

(1)
The years ended December 31, 2014, 2013 and 2012 excluded $1.5, $1.7 and $0.9, respectively, of non-cash charges that impacted special charges but not the restructuring liabilities, as well as a gain of $4.8 on the sale of land rights in Shanghai, China during the year ended December 31, 2012.

(7) Inventories, Net

        Inventories at December 31, 2014 and 2013 comprise the following:

	December 31,
	2014	2013
Finished goods	$98.2	$98.3
Work in process	99.1	109.6
Raw materials and purchased parts	140.5	141.8

Total FIFO cost	337.8	349.7
Excess of FIFO cost over LIFO inventory value	(7.8)	(7.5)

Total inventories	$330.0	$342.2

        Inventories include material, labor and factory overhead costs and are reduced, when necessary, to estimated net realizable values. Certain domestic inventories are valued using the last-in, first-out ("LIFO") method. These inventories were approximately 6% of total inventory at both December 31, 2014 and 2013. Other inventories are valued using the first- in, first-out ("FIFO") method.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(8) Goodwill and Other Intangible Assets

        The changes in the carrying amount of goodwill, by reportable segment for the year ended December 31, 2014, were as follows:

	December 31, 2013	Goodwill Resulting from Business Combinations	Impairments	Foreign Currency Translation and Other	December 31, 2014
Food and Beverage	$326.1	$—	$—	$(32.4)	$293.7
Power and Energy	595.0	—	—	(32.1)	562.9
Industrial(1)	243.9	—	—	(19.5)	224.4

Total	$1,165.0	$—	$—	$(84.0)	$1,081.0

(1)
The carrying amount of goodwill included $67.7 of accumulated impairments as of December 31, 2014 and 2013.

        The changes in the carrying amount of goodwill, by reportable segment for the year ended December 31, 2013, were as follows:

	December 31, 2012	Goodwill Resulting from Business Combinations	Impairments	Foreign Currency Translation and Other	December 31, 2013
Food and Beverage	$324.3	$—	$—	$1.8	$326.1
Power and Energy	587.1	—	—	7.9	595.0
Industrial(1)	247.6	—	—	(3.7)	243.9

Total	$1,159.0	$—	$—	$6.0	$1,165.0

(1)
The carrying amount of goodwill included $67.7 of accumulated impairments as of December 31, 2013 and 2012.

        Identifiable intangible assets were as follows:

	December 31, 2014			December 31, 2013
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Intangible assets with determinable lives:
Customer relationships	$363.2	$(83.5)	$279.7	$388.0	$(73.2)	$314.8
Technology	141.7	(36.3)	105.4	152.8	(30.9)	121.9
Patents	6.8	(4.3)	2.5	6.9	(4.0)	2.9
Other	14.4	(10.8)	3.6	16.6	(11.6)	5.0

	526.1	(134.9)	391.2	564.3	(119.7)	444.6
Trademarks with indefinite lives	268.1	—	268.1	296.1	—	296.1

Total	$794.2	$(134.9)	$659.3	$860.4	$(119.7)	$740.7

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(8) Goodwill and Other Intangible Assets (Continued)

        Amortization expense was $26.1, $27.2 and $28.4 for the years ended December 31, 2014, 2013 and 2012, respectively. Estimated amortization expense related to these intangible assets is $25.4 in 2015, $25.4 in 2016, $25.3 in 2017, $25.2 in 2018, and $25.2 in 2019.

        At December 31, 2014, the net carrying value of intangible assets with determinable lives consisted of $264.1 in the Power and Energy reportable segment, $80.1 in the Food and Beverage reportable segment, and $47.0 in the Industrial reportable segment. Trademarks with indefinite lives consisted of $110.6 in the Food and Beverage reportable segment, $95.0 in the Power and Energy reportable segment, and $62.5 in the Industrial reportable segment.

        Consistent with the requirements of the Intangible—Goodwill and Other Topic of the Codification, the fair values of our reporting units generally are estimated using discounted cash flow projections that we believe to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of our reporting units. Other considerations are also incorporated, including comparable industry price multiples. The financial results of our businesses closely follow changes in the industries and end markets that they serve. Accordingly, we consider estimates and judgments that affect the future cash flow projections, including principal methods of competition such as volume, price, service, product performance and technical innovations and estimates associated with cost improvement initiatives, capacity utilization and assumptions for inflation and foreign currency changes. Any significant change in market conditions and estimates or judgments used to determine expected future cash flows that indicate a reduction in carrying value may give rise to impairment in the period that the change becomes known.

        We perform our annual goodwill impairment testing during the fourth quarter in conjunction with our annual financial planning process, with such testing based primarily on events and circumstances existing as of the end of the third quarter. In addition, we test goodwill for impairment on a more frequent basis if there are indications of potential impairment.

        We perform our annual trademarks impairment testing during the fourth quarter in conjunction with our annual financial planning process, or on a more frequent basis if there are indications of potential impairment. The fair values of our trademarks are determined by applying estimated royalty rates to projected revenues, with the resulting cash flows discounted at a rate of return that reflects current market conditions. The basis for these projected revenues is the annual operating plan for each of the related businesses. During the fourth quarter of 2014, we recorded impairment charges of $7.3 and $4.4 related to the trademarks of certain businesses within our Power and Energy and Industrial reportable segments, respectively. Our current revenue projections for these trademarks have been negatively impacted by the uncertainty in the oil markets and weakness in revenue growth for certain industrial markets. Other changes in the gross values of trademarks and other identifiable intangible assets related primarily to foreign currency translation.

        During 2013, we recorded impairment charges of $3.4 and $1.3 related to the trademarks of certain businesses within our Power and Energy and Food and Beverage reportable segments, respectively.

        During 2012, we recorded an impairment charge of $2.0 related to the trademarks of a business within our Power and Energy reportable segment.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(9) Employee Benefit Plans

Defined Benefit Plans

        Overview—SPX sponsors a number of defined benefit pension and postretirement plans. In addition, the Company also sponsors defined benefit pension and postretirement plans. For all of these plans, changes in the fair value of plan assets and actuarial gains and losses are recognized to earnings in the fourth quarter of each year, unless earlier remeasurement is required. The remaining components of pension and postretirement expense, primarily service and interest costs and expected return on plan assets, are recorded on a quarterly basis.

        Pension and postretirement expense, as presented, represents net periodic benefit expense associated with the plans we sponsor, as well as an allocation of a portion of the net periodic benefit expense associated with the plans sponsored by SPX.

        Plans Sponsored by SPX—Certain of the Company's U.S. and U.K. salaried and hourly paid employees participate in defined benefit pension plans and certain U.S. salaried and hourly paid employees participate in other postretirement benefit plans, such as health and life insurance plans, that are sponsored by SPX. Subsequent to the planned spin-off transaction, SPX will remain the sponsor of these plans. As such, liabilities associated with these plans have not been reflected in the combined balance sheets. Our combined statements of operations include expense allocations related to these plans for participants who are, or were, employees of the Company, as well as an allocation of expenses for SPX corporate personnel. We consider the expense allocations to be reasonable for all periods presented. The amount of net periodic benefit cost allocated to the Company related to the plans sponsored by SPX was $22.8, $3.0 and $18.7 for the years ended December 31, 2014, 2013 and 2012, respectively, and is reflected within selling, general and administrative expenses and, to a lesser extent, cost of products sold, in the combined statements of operations. See Note 1 for a discussion of the methodology used to allocate corporate-related costs.

        Clyde Union—Upon the acquisition of Clyde Union in December 2011, we assumed participation in a multiemployer benefit plan under the terms of a collective-bargaining agreement that covers Clyde Union's domestic union- represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following respects:

  •
  Assets contributed to the multiemployer plan by us may be used to provide benefits to employees of other participating employers;

  •
  If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and

  •
  If we choose to stop participating in the multiemployer plan, we may be required to pay an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

        We participate in the following multiemployer benefit plan:

Pension Fund	EIN Pension Plan Number	Pension Protection Act Zone Status— 2014	Financial Improvement Plan/ Rehabilitation Plan Status Pending	2014 Contributions	2013 Contributions	Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
IAM	51-6031295-002	Green	No	$0.1	$0.4	No	August 10, 2017

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(9) Employee Benefit Plans (Continued)

        The contributions made by Clyde Union during 2014 and 2013 were not more than 5% of the total contributions made to the IAM National Pension Fund, National Pension Plan ("IAM"). In 2011, the IAM began applying an election for funding relief which allows the IAM to amortize the investment losses incurred for the plan year ended December 31, 2008 over a period of up to 29 years (as opposed to 15 years that would otherwise have been required). Furthermore, in accordance with the election, the current asset valuation method has been updated to recognize the investment losses incurred during the 2008 plan year over a ten-year period as opposed to the previous period of five years.

        Other Defined Benefit Plans—We sponsor other defined benefit pension plans that cover certain employees in foreign countries, principally in Europe, and a defined benefit pension plan and other postretirement benefit plans that cover certain U.S.-based Clyde Union employees.

        The plan year-end date for all our plans is December 31. Below is further discussion regarding our plans, including information on plan assets, employer contributions and benefit payments, obligations and funded status, and periodic pension benefit expense.

        Plan assets—Our investment strategy is based on the protection and long-term growth of principal while mitigating overall investment risk. Our foreign defined benefit pension plans' assets, with fair values of $4.1 and $4.2 at December 31, 2014 and 2013, respectively, are invested in insurance contracts and classified as Level 3 assets in the fair value hierarchy. Our domestic defined benefit pension plan's assets, with fair values of $1.0 and $0.9 at December 31, 2014 and 2013, respectively, are invested in a range of investment classes, including fixed income securities and domestic and international equities. Approximately 30% and 70% of the fair value of these assets are classified as Level 1 and Level 2 assets, respectively, in the fair value hierarchy. During 2014 and 2013, there were no transfers between levels of the fair value hierarchy for any of our plans, and no shares of SPX common stock were held by our defined benefit pension plans as of December 31, 2014 or 2013. Our domestic postretirement benefit plans are unfunded and have no plan assets.

        Employer Contributions—Many of our foreign plan obligations are unfunded in accordance with local laws. These plans have no assets and instead are funded by us on a pay as you go basis in the form of direct benefit payments. In 2014, we made contributions of $0.3 to our foreign plans that are funded. In addition, we made direct benefit payments of $2.8 to our foreign plans that are unfunded. We currently fund our domestic pension plan in amounts equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus additional amounts that may be approved from time to time, and made no contributions to our domestic pension plan in 2014. Our domestic postretirement plans are funded by us on a pay as you go basis and we made direct benefit payments of $0.7 to these plans in 2014.

        In 2015, we expect to make minimum required funding contributions of $0.3 and direct benefit payments of $2.2 to our foreign pension plans and direct benefit payments of $0.4 to our unfunded domestic postretirement benefit plans. No funding contributions are required for our domestic pension plan in 2015.

        Estimated Future Benefit Payments—Following is a summary, as of December 31, 2014, of the estimated future benefit payments for our foreign and domestic pension plans and our domestic

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(9) Employee Benefit Plans (Continued)

postretirement plans in each of the next five fiscal years and in the aggregate for five fiscal years thereafter. Benefit payments are paid from plan assets or directly by us for our unfunded plans.

	Foreign Pension Benefits	Domestic Pension Benefits	Domestic Postretirement Benefits
2015	$2.2	$0.1	$0.4
2016	2.4	0.1	0.4
2017	2.8	0.1	0.5
2018	3.0	0.1	0.5
2019	3.1	0.1	0.6
Subsequent five years	14.2	0.4	2.3

        The expected future benefit payments for our plans are estimated based on the same assumptions used at December 31, 2014 to measure our obligations and include benefits attributable to estimated future employee service.

        Obligations and Funded Status—The funded status of our pension plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. The following tables show the foreign pension plans' funded status and amounts recognized in our combined balance sheets:

	Foreign Pension Plans
	2014	2013
Change in projected benefit obligation:
Projected benefit obligation—beginning of year	$59.3	$56.3
Service cost	1.2	1.1
Interest cost	1.7	1.8
Actuarial losses	6.7	2.2
Plan amendment	(0.2)	—
Benefits paid	(2.9)	(3.5)
Foreign exchange and other	(6.4)	1.4

Projected benefit obligation—end of year	$59.4	$59.3

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(9) Employee Benefit Plans (Continued)

	Foreign Pension Plans
	2014	2013
Change in plan assets:
Fair value of plan assets—beginning of year	$4.2	$4.2
Actual return on plan assets	0.2	(0.1)
Contributions (employer and employee)	0.3	0.3
Benefits paid	(0.1)	(0.2)
Foreign exchange and other	(0.5)	—

Fair value of plan assets—end of year	$4.1	$4.2

Funded status at year-end	(55.3)	(55.1)
Amounts recognized in the combined balance sheets consist of:
Accrued expenses	(2.1)	(2.4)
Other long-term liabilities	(53.2)	(52.7)

Net amount recognized	$(55.3)	$(55.1)

Amount recognized in accumulated other comprehensive loss (pre-tax) consists of—net prior service costs/(credits)	$(0.1)	$0.2

        The funded status of our domestic pension plan was ($0.2) at December 31, 2014 and 2013, and was recognized in other long-term liabilities in the accompanying combined balance sheets. The funded status reflected fair values of plan assets of $1.0 and $0.9, respectively, and projected benefit obligations of $1.2 and $1.1, respectively, at December 31, 2014 and 2013.

        The funded status and accumulated benefit obligation of our domestic postretirement benefit plans were ($5.8) and ($6.6) at December 31, 2014 and 2013, respectively, with $0.4 and $0.6 recognized in accrued expenses, respectively, and $5.4 and $6.0 recognized in other long-term liabilities, respectively, in the accompanying combined balance sheets at those dates.

        The accumulated benefit obligation for each foreign pension plan exceeded the fair value of its plan assets at December 31, 2014 and 2013. The accumulated benefit obligation for all foreign pension plans was $56.2 and $55.9 at December 31, 2014 and 2013, respectively. The accumulated benefit obligation for the domestic pension plan exceeded the fair value of its plan assets and was $1.2 and $1.1 at December 31, 2014 and 2013, respectively.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(9) Employee Benefit Plans (Continued)

        Components of Net Periodic Pension Benefit Expense—Net periodic pension benefit expense for our foreign pension plans included the following components:

	Year ended December 31,
	2014	2013	2012
Service cost	$1.2	$1.1	$0.9
Interest cost	1.7	1.8	2.2
Expected return on plan assets	(0.2)	(0.1)	—
Amortization of unrecognized prior service costs	0.1	—	—
Recognized net actuarial losses(1)	6.7	2.4	11.6

Total net periodic pension benefit expense	$9.5	$5.2	$14.7

(1)
Consists of reported actuarial losses and the difference between actual and expected returns on plan assets.

        The net periodic pension benefit (income) expense for our domestic pension plan was $0, ($0.1) and $0.1 for the years ended December 31, 2014, 2013 and 2012, respectively, and net periodic postretirement benefit (income) expense for our domestic postretirement plans was ($0.1), ($0.1) and $1.0 for those years.

        Assumptions—Actuarial assumptions used in accounting for our foreign pension plans were as follows:

	Year ended December 31,
	2014	2013	2012
Weighted-average actuarial assumptions used in determining net periodic pension expense:
Discount rate	3.16%	3.38%	5.51%
Rate of increase in compensation levels	2.87%	2.73%	2.70%
Expected long-term rate of return on assets	2.88%	2.97%	4.74%
Weighted-average actuarial assumptions used in determining year-end benefit obigations:
Discount rate	2.20%	3.16%	3.38%
Rate of increase in compensation levels	2.88%	2.87%	2.73%

        We review the pension assumptions annually. Pension income or expense for the year is determined using assumptions as of the beginning of the year (except for the effects of recognizing changes in the fair value of plan assets and actuarial gains and losses in the fourth quarter of each year), while the funded status is determined using assumptions as of the end of the year. We determined assumptions and established them at the respective balance sheet date using the following principles: (i) the expected long-term rate of return on plan assets is established based on forward looking long-term expectations of asset returns over the expected period to fund participant benefits based on the target investment mix of our plans; (ii) the discount rate is determined by matching the expected projected benefit obligation cash flows for each of the plans to a yield curve that is

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(9) Employee Benefit Plans (Continued)

representative of long-term, high-quality (rated AA or higher) fixed income debt instruments as of the measurement date; and (iii) the rate of increase in compensation levels is established based on our expectations of current and foreseeable future increases in compensation. In addition, we consider advice from independent actuaries.

        Actuarial assumptions used in accounting for our domestic postretirement plans were as follows:

	Year ended December 31,
	2014	2013	2012
Assumed health care cost trend rates:
Health care cost trend rate for next year	6.50%	6.50%	7.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2019	2017	2017
Discount rate used in determining net periodic postretirement benefit expense	3.78%	3.02%	3.71%
Discount rate used in determining year-end postretirement benefit obligation	3.87%	3.78%	3.02%

        The accumulated postretirement benefit obligation was determined using the terms and conditions of our plans, together with relevant actuarial assumptions and health care cost trend rates. It is our policy to review the postretirement assumptions annually. The assumptions are determined by us and are established based on our prior experience and our expectations that future rates will decline. In addition, we consider advice from independent actuaries.

        Including the effects of recognizing actuarial gains and losses into earnings, a 100 basis point increase in the assumed health care cost trend rate would have reduced our estimated 2014 postretirement benefit income by $0.6, and a 100 basis point decrease in the assumed health care cost trend rate would have increased our estimated 2014 postretirement benefit income by $0.6.

Defined Contribution Retirement Plan

        SPX maintains a defined contribution retirement plan (the "DC Plan") pursuant to Section 401(k) of the U.S. Internal Revenue Code to which eligible U.S. employees of the Company may voluntarily contribute. Under the DC Plan, such employees may contribute up to 50% of their compensation into the DC Plan and SPX matches a portion of participating employees' contributions. SPX's matching contributions are primarily made in newly issued shares of SPX common stock and are issued at the prevailing market price. The matching contributions vest with the employee immediately upon the date of the match and there are no restrictions on the resale of SPX common stock held by employees.

        The amount of cost directly charged to the Company related to matching contributions under the DC Plan was $5.9, $6.0 and $5.1 for the years ended December 31, 2014, 2013 and 2012, respectively. In addition, the Company was allocated $1.2, $0.9 and $0.8 of cost for matching contributions for SPX corporate personnel for the years ended December 31, 2014, 2013 and 2012, respectively.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(10) Income Taxes

        For purposes of our combined financial statements, income taxes have been calculated as if we file income tax returns on a stand-alone basis. The Company's U.S. operations and certain of its non-U.S. operations historically have been included in the tax returns of SPX or its subsidiaries that will not be part of the spin-off transaction. It is possible that we will make different tax accounting elections and assertions following the spin-off transaction. Therefore, the Company's tax results, as presented in the combined financial statements, may not be reflective of the results that the Company will generate in the future. In jurisdictions where the Company has been included in the tax returns filed by SPX or its subsidiaries that will not be part of the spin-off transaction, any income taxes payable resulting from the related income tax provision have been reflected in the combined balance sheets within "Parent company investment."

        Income before income taxes and the provision for (benefit from) income taxes consisted of the following:

	Year ended December 31,
	2014	2013	2012
Income before income taxes:
United States	$95.1	$109.7	$76.8
Foreign	138.3	81.6	52.7

	$233.4	$191.3	$129.5

Provision for (benefit from) income taxes:
Current:
United States	$65.0	$33.1	$13.3
Foreign	10.1	36.0	13.6

Total current	75.1	69.1	26.9

Deferred and other:
United States	(13.1)	4.6	4.8
Foreign	35.5	(14.9)	(31.1)

Total deferred and other	22.4	(10.3)	(26.3)

Total provision	$97.5	$58.8	$0.6

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(10) Income Taxes (Continued)

        The reconciliation of income tax computed at the U.S. federal statutory tax rate to our effective income tax rate was as follows:

	Year ended December 31,
	2014	2013	2012
Tax at U.S. federal statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of U.S. federal benefit	1.4	1.8	1.9
U.S. credits and exemptions	(1.5)	(1.9)	(1.4)
Foreign earnings taxed at lower rates	(6.5)	(10.0)	(19.2)
Audit settlements with taxing authorities	—	—	(17.0)
Adjustments to uncertain tax positions	(2.3)	2.5	2.9
Changes in valuation allowance	9.6	3.6	0.3
Tax on repatriation of foreign earnings	6.8	—	—
Other	(0.7)	(0.3)	(2.0)

	41.8%	30.7%	0.5%

        Significant components of our deferred tax assets and liabilities were as follows:

	As of December 31,
	2014	2013
Deferred tax assets:
Net operating loss and credit carryforwards	$206.5	$157.1
Pension, other postretirement and postemployment benefits	10.6	10.0
Payroll and compensation	18.5	19.0
Working capital accruals	25.9	25.8
Basis difference in assets	17.2	7.3
Other	17.9	17.7

Total deferred tax assets	296.6	236.9
Valuation allowance	(110.9)	(104.9)

Net deferred tax assets	185.7	132.0

Deferred tax liabilities:
Intangible assets recorded in acquisitions	197.9	221.3
Basis difference in affiliates	142.3	71.4
Other	6.2	6.9

Total deferred tax liabilities	346.4	299.6

	$(160.7)	$(167.6)

General Matters

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We periodically assess deferred tax assets to determine if they will likely be realized and the

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(10) Income Taxes (Continued)

adequacy of deferred tax liabilities, incorporating the results of local, state, federal and foreign tax audits in our estimates and judgments.

        At December 31, 2014, we had the following tax loss carryforwards available: tax loss carryforwards of various foreign jurisdictions of approximately $781.3 and state tax loss carryforwards of approximately $19.4. Of these amounts, approximately $2.5 expires in 2015 and $55.3 expires at various times between 2015 and 2034. The remaining carryforwards have no expiration date.

        Realization of deferred tax assets, including those associated with net operating loss and credit carryforwards, is dependent upon generating sufficient taxable income in the appropriate tax jurisdiction. We believe that it is more likely than not that we may not realize the benefit of certain of these deferred tax assets and, accordingly, have established a valuation allowance against certain of these deferred tax assets. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that the deferred tax assets will be realized through future taxable earnings or tax planning strategies. However, deferred tax assets could be reduced in the near term if our estimates of taxable income are significantly reduced or tax planning strategies are no longer viable. The valuation allowance increased by $6.0 in 2014 and increased by $14.9 in 2013. Of the net increases in 2014 and 2013, $22.3 and $7.0 were recognized as an increase in tax expense. The increase in 2014 was largely offset by a decrease to the valuation allowance resulting from the impact of a stronger U.S. dollar on foreign currency-denominated balances.

        The amount of income tax that we pay annually is dependent on various factors, including the timing of certain deductions. These deductions can vary from year to year and, consequently, the amount of income taxes paid in future years will vary from the amounts paid in prior years.

Undistributed Foreign Earnings

        In general, it is our practice and intention to reinvest the earnings of our non-U.S. subsidiaries in those operations. However, in connection with the proposed spin-off transaction, we elected, during the fourth quarter of 2014, to repatriate certain earnings of our non-U.S. subsidiaries and, thus, provided for U.S. and foreign withholding taxes of $18.6 on such foreign dividends and undistributed earnings that were no longer considered to be indefinitely reinvested. In addition, there are discrete amounts of foreign earnings (approximately $192.0) that we plan to repatriate in the future.

        As of December 31, 2014, we had not recorded a provision for U.S. or foreign withholding taxes on approximately $1,064.0 of the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of a deferred tax liability related to the undistributed earnings of these foreign subsidiaries, in the event that these earnings are no longer considered to be indefinitely reinvested, due to the hypothetical nature of the calculation.

Unrecognized Tax Benefits

        As of December 31, 2014, we had gross unrecognized tax benefits of $27.3 (net unrecognized tax benefits of $14.5), of which $13.9, if recognized, would impact our effective tax rate from continuing operations. Similarly, at December 31, 2013 and 2012, we had gross unrecognized tax benefits of $31.5 (net unrecognized tax benefits of $17.4) and $26.9 (net unrecognized benefits of $15.2), respectively.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(10) Income Taxes (Continued)

        We classify interest and penalties related to unrecognized tax benefits as a component of our income tax provision. As of December 31, 2014, gross accrued interest totaled $1.8 (net accrued interest of $1.6), while the related amounts as of December 31, 2013 and 2012 were $2.4 (net accrued interest of $2.0) and $3.0 (net accrued interest of $2.4), respectively. Our income tax provision for the years ended December 31, 2014, 2013 and 2012 included gross interest expense (income) of $0.7, $0.9 and $(3.0), respectively. There were no significant penalties recorded during any year presented.

        Based on the outcome of certain examinations or as a result of the expiration of statutes of limitations for certain jurisdictions, we believe that within the next 12 months it is reasonably possible that our previously unrecognized tax benefits could decrease by $2.5 to $7.5. The previously unrecognized tax benefits relate to a variety of tax matters, including prior acquisitions and dispositions, transfer pricing, and various state matters.

        The aggregate changes in the balance of unrecognized tax benefits for the years ended December 31, 2014, 2013 and 2012 were as follows:

	Year ended December 31,
	2014	2013	2012
Unrecognized tax benefit—opening balance	$31.5	$26.9	$43.8
Gross increases—tax positions in prior period	7.3	0.1	9.2
Gross decreases—tax positions in prior period	(8.2)	(1.4)	(21.9)
Gross increases—tax positions in current period	4.6	6.9	4.6
Settlements	(0.7)	(0.2)	(7.1)
Lapse of statute of limitations	(6.8)	(0.9)	(1.8)
Change due to foreign currency exchange rates	(0.4)	0.1	0.1

Unrecognized tax benefit—ending balance	$27.3	$31.5	$26.9

        The table above discloses the amounts of unrecognized tax benefits that were included in tax returns filed by the Company. Historically, a portion of the Company's operations have been included in tax returns filed by SPX or its subsidiaries that will not be part of the spin-off transaction As a result, some uncertain tax positions related to the Company's operations result in unrecognized tax benefits that are potential obligations of SPX or its subsidiaries that will not be part of the spin-off transaction. Because activities that give rise to these unrecognized tax benefits relate to the Company's operations, the impact of these items has been recorded to "Income tax provision" within our combined statements of operations, with the offset recorded to "Parent company investment" within our combined balance sheets.

        In addition, some of the Company's tax returns have included the operations of SPX subsidiaries that will not be part of the spin-off transaction. In certain of these cases, these subsidiaries' activities have given rise to unrecognized tax benefits for which the Company could be potentially liable. When required under the Income Taxes Topic of the Codification, we have recorded a liability for these uncertain tax positions within our combined balance sheets. However, since the potential obligations are the result of activities associated with operations that are not part of the spin-off transaction, we have not reflected any related adjustments within our "Income tax provision," but have instead recorded the charge directly to "Parent company investment" within our combined balance sheets.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(10) Income Taxes (Continued)

Other Tax Matters

        During 2014, our income tax provision was impacted by the following income tax charges: (i) $18.7 related to increases in valuation allowances recorded against certain foreign deferred income tax assets, and (ii) $18.6 related to the repatriation of certain earnings of our non-U.S. subsidiaries. The impact of these items was partially offset by $3.8 of tax benefits related to various audit settlements and statute expirations.

        During 2013, our income tax provision was impacted by $3.9 related to net increases in valuation allowances recorded against certain foreign deferred income tax assets, partially offset by the following benefits: (i) $2.0 related to various audit settlements and statute expirations, and (ii) $0.7 associated with the Research and Experimentation Credit generated in 2012.

        During 2012, our income tax provision was impacted by income tax benefits of $18.3 associated with audit closures, settlements, statute expirations, and other changes in the accrual for uncertain tax positions, with the most notable being the closure of our German tax examination for the years 2005 through 2009.

        We review our income tax positions on a continuous basis and record a provision for potential uncertain positions when we determine that an uncertain position meets the criteria of the Income Taxes Topic of the Codification. As events change and resolutions occur, adjustments are made to amounts previously provided, such as in the case of audit settlements with taxing authorities.

        SPX has filed the federal income tax returns for the 2012 and 2013 tax years in which the results of our operations are included. Those returns are subject to examination, and we are jointly and severally liable for any additional liabilities which may result from an examination. The IRS is currently examining the 2012 tax return year. With regard to all open tax years, we believe any contingencies are adequately provided for.

        State income tax returns generally are subject to examination for a period of three to five years after filing the respective tax returns. The impact on such tax returns of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states. We have various state income tax returns in the process of examination or administrative appeal. We believe any uncertain tax positions related to these examinations have been adequately provided for.

        We have various foreign income tax returns under examination. The most significant of these are in Denmark for the 2006, 2007, 2009, and 2010 tax years and South Africa for the 2005 to 2010 tax years. We believe that any uncertain tax positions related to these examinations have been adequately provided for.

        An unfavorable resolution of one or more of the above matters could have a material adverse effect on our results of operations or cash flows in the quarter and year in which an adjustment is recorded or the tax is due or paid. As audits and examinations are still in process or we have not yet reached the final stages of the appeals process, the timing of the ultimate resolution and any payments that may be required for the above matters cannot be determined at this time.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(11) Indebtedness

        Debt (other than related party notes payable, which are discussed in Note 17) at December 31, 2014 and 2013 comprised the following:

	December 31,
	2014	2013
Capital lease obligations(1)	$12.0	$15.8
Other indebtedness(2)	6.0	2.2

	18.0	18.0
Less: short-term debt	6.0	1.5
Less: current maturities of long-term debt	1.7	2.3

Total long-term debt	$10.3	$14.2

(1)
Includes obligations under various leasing arrangements. The weighted average interest rate on these obligations is approximately 6.0%. See Note 13 for further discussion.

(2)
Primarily includes outstanding borrowings under revolving lines of credit in Argentina and Brazil, under which we can borrow, in aggregate and on a continuous basis, up to approximately $10.0. These facilities are included in short-term debt as they are payable on demand. These facilities had a weighted-average interest rate of approximately 20.0% as of December 31, 2014.

        Maturities of long-term debt during each of the five years subsequent to December 31, 2014 are $1.7, $0.8, $0.6, $4.9 and $0.5, respectively.

        In addition to the above availability under revolving lines of credit, we also had approximately $6.0 of letters of credit outstanding under separate arrangements in China and India as of December 31, 2014. These facilities are available for performance letters of credit and guarantees in an aggregate principal amount up to the equivalent of approximately $10.0.

(12) Derivative Financial Instruments

Currency Forward Contracts and Currency Forward Embedded Derivatives

        We manufacture and sell our products in a number of countries and, as a result, are exposed to movements in foreign currency exchange rates. Our objective is to preserve the economic value of non-functional currency-denominated cash flows and to minimize the impact of changes as a result of currency fluctuations. Our principal currency exposures relate to the Euro, CNY and GBP.

        From time to time, we enter into forward contracts to manage the exposure on contracts with forecasted transactions denominated in non-functional currencies and to manage the risk of transaction gains and losses associated with assets/liabilities denominated in currencies other than the functional currency of certain subsidiaries ("FX forward contracts"). In addition, some of our contracts contain currency forward embedded derivatives ("FX embedded derivatives"), because the currency of exchange is not "clearly and closely" related to the functional currency of either party to the transaction. Certain of our FX forward contracts are designated as cash flow hedges. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings, but are included in AOCI. These changes in

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(12) Derivative Financial Instruments (Continued)

fair value are reclassified into earnings as a component of revenues or cost of products sold, as applicable, when the forecasted transaction impacts earnings. In addition, if the forecasted transaction is no longer probable, the cumulative change in the derivatives' fair value is recorded as a component of "Other income (expense), net" in the period in which the transaction is no longer considered probable of occurring. To the extent a previously designated hedging transaction is no longer an effective hedge, any ineffectiveness measured in the hedging relationship is recorded in earnings in the period in which it occurs.

        We had FX forward contracts with an aggregate notional amount of $84.4 and $90.7 outstanding as of December 31, 2014 and 2013, respectively, with substantially all such contracts scheduled to mature in 2015. We also had FX embedded derivatives with an aggregate notional amount of $53.4 and $78.6 at December 31, 2014 and 2013, respectively, with scheduled maturities of $46.3, $5.9 and $1.2 in 2015, 2016 and years thereafter, respectively. The unrealized losses, net of taxes, recorded in AOCI related to FX forward contracts were less than $0.1 as of December 31, 2014, while there were no such amounts as of December 31, 2013. The net gain recorded in "Other income (expense), net" related to FX forward contracts and FX embedded derivatives totaled $0.2 in 2014, $0.8 in 2013 and $2.0 in 2012.

        We enter into arrangements designed to provide the right of setoff in the event of counterparty default or insolvency, and have elected to offset the fair values of our FX forward contracts in our combined balance sheets. The gross fair values of our FX forward contracts and FX embedded derivatives, in aggregate, were $0.5 and $1.1 (gross assets) and $1.1 and $4.1 (gross liabilities) at December 31, 2014 and 2013, respectively.

Concentrations of Credit Risk

        Financial instruments that potentially subject us to significant concentrations of credit risk consist of cash and equivalents, trade accounts receivable, and foreign currency forward contracts. These financial instruments, other than trade accounts receivable, are placed with high-quality financial institutions throughout the world. We periodically evaluate the credit standing of these financial institutions.

        We maintain cash levels in bank accounts that, at times, may exceed federally-insured limits. We have not experienced, and believe we are not exposed to significant risk of, loss in these accounts.

        We have credit loss exposure in the event of nonperformance by counterparties to the above financial instruments, but have no other off-balance-sheet credit risk of accounting loss. We anticipate, however, that counterparties will be able to fully satisfy their obligations under the contracts. We do not obtain collateral or other security to support financial instruments subject to credit risk, but we do monitor the credit standing of counterparties.

        Concentrations of credit risk arising from trade accounts receivable are due to selling to customers in a particular industry. We mitigate our credit risks by performing ongoing credit evaluations of our customers' financial conditions and obtaining collateral, advance payments, or other security when appropriate. No one customer, or group of customers that to our knowledge are under common control, accounted for more than 10% of our revenues for any period presented.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(13) Commitments and Contingent Liabilities

Leases

        We lease certain manufacturing facilities, offices, sales and service locations, machinery and equipment, vehicles and office equipment under various leasing programs accounted for as operating and capital leases, some of which include scheduled rent increases stated in the lease agreement. We do not have any significant leases that require rental payments based on contingent events nor have we received any significant lease incentive payments.

Operating leases

        The future minimum rental payments under operating leases with remaining non-cancelable terms in excess of one year are:

Year Ending December 31,
2015	$25.0
2016	16.7
2017	11.0
2018	7.6
2019	4.9
Thereafter	18.8

Total minimum payments	$84.0

        Total operating lease expense, inclusive of rent based on scheduled rent increases and rent holidays recognized on a straight-line basis, was $35.0, $36.1 and $36.2 in 2014, 2013 and 2012, respectively.

Capital leases

        Future minimum lease payments under capital lease obligations are:

Year Ending December 31,
2015	$3.1
2016	1.4
2017	1.2
2018	5.0
2019	0.6
Thereafter	4.1

Total minimum payments	15.4
Less: interest	(3.4)

Capital lease obligations as of December 31, 2014	12.0
Less: current maturities as of December 31, 2014	(1.7)

Long-term portion as of December 31, 2014	$10.3

        Our current and long-term capital lease obligations as of December 31, 2013 were $2.3 and $13.5, respectively.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(13) Commitments and Contingent Liabilities (Continued)

        Assets held through capital lease agreements at December 31, 2014 and 2013 comprise the following:

	December 31,
	2014	2013
Buildings	$17.4	$17.3
Machinery and equipment	10.6	11.0
Other	3.3	3.6

Total	31.3	31.9
Less: accumulated depreciation	(10.4)	(9.3)

Net book value	$20.9	$22.6

Litigation and Contingent Liabilities

        We are subject to litigation matters that arise in the normal course of business. We believe these matters are either without merit or of a kind that should not have a material effect, individually or in the aggregate, on our financial position, results of operations or cash flows.

        We are subject to domestic and international environmental protection laws and regulations with respect to our business operations and are operating in compliance with, or taking action aimed at ensuring compliance with, these laws and regulations. We believe our compliance obligations with environmental protection laws and regulations should not have a material effect, individually or in the aggregate, on our financial position, results of operations or cash flows.

(14) Stock-Based Compensation

        Eligible employees of the Company have been granted equity awards under SPX's 2002 Stock Compensation Plan, as amended in 2006, 2011 and 2012. Unless otherwise noted below, the following disclosures relate to the Company's portion of such plans.

        SPX restricted stock shares and SPX restricted stock units may be granted to eligible employees in accordance with applicable equity compensation plan documents and agreements. Subject to participants' continued employment and other plan terms and conditions, the restrictions lapse and awards generally vest over a period of time, generally one or three years. In some instances, such as death, disability, or retirement, stock may vest concurrently with or following an employee's termination. A substantial portion of the SPX restricted stock shares and SPX restricted stock unit awards vest based on performance thresholds.

        Eligible employees received target performance awards in 2014 and 2013 in which the employee can earn between 25% and 125% of the target performance award in the event the award meets the required vesting criteria. Vesting for the 2014 and 2013 target performance awards is based on SPX shareholder return versus the S&P Composite 1500 Industrials Index over three-year periods ending December 31, 2016 and December 31, 2015, respectively.

        Each eligible non-officer employee also received awards in 2014, 2013 and 2012 that vest ratably over three years, subject only to the passage of time. Officers of SPX received awards in 2014 and 2013 that vest ratably over three years, subject to an internal performance metric.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(14) Stock-Based Compensation (Continued)

        Vesting for the 2012 target performance awards was based on the SPX shareholder return versus the S&P 500 Index. On each vesting date, the SPX shareholder return was compared to the performance of the S&P 500 Index for the prior year and for the cumulative period since the date of the grant. If SPX outperformed the S&P 500 Index for the prior year, the one-third portion of the grant associated with that year vested. If SPX outperformed the S&P 500 Index for the cumulative period, any unvested portion of the grant that was subject to vesting on or prior to the vesting date vested.

        SPX restricted stock shares and SPX restricted stock units that do not vest within the applicable vesting period are forfeited.

        The recognition of compensation expense for SPX share-based awards is based on their grant date fair values. The fair value of each award is amortized over the lesser of the award's requisite or derived service period, which is generally up to three years. For the years ended December 31, 2014, 2013 and 2012, we recognized compensation expense of $5.2, $6.3 and $7.8, respectively, related to SPX restricted stock shares and SPX restricted stock units granted to Company employees, with the related tax benefit being $1.9, $2.3 and $3.0. In addition, the combined statements of operations for the years ended December 31, 2014, 2013 and 2012 include an allocation of stock-based compensation expense of $14.8, $11.1 and $13.0, respectively, related to eligible SPX corporate employees, with the related tax benefit being $5.4, $4.1 and $4.9 for the years ended December 31, 2014, 2013 and 2012, respectively. See Note 1 for a discussion of the methodology used to allocate corporate-related costs.

        The Monte Carlo simulation model valuation technique is used to determine fair value of SPX's restricted stock shares and restricted stock units that contain a "market condition." The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award and calculates the fair value of each restricted stock share and restricted stock unit award. The following assumptions were used in determining the fair value of the awards granted on the dates indicated below:

	Annual Expected Stock Price Volatility	Annual Expected Dividend Yield	Risk-free Interest Rate	Correlation Between Total Shareholder Return for SPX and the Applicable S&P Index
January 2, 2014:
SPX Corporation	33.7%	1.02%	0.76%	0.7631
S&P Composite 1500 Industrials Index	19.9%	n/a	0.76%
January 2, 2013:
SPX Corporation	36.3%	1.42%	0.37%	0.7778
S&P Composite 1500 Industrials Index	22.4%	n/a	0.37%
January 3, 2012:
SPX Corporation	44.3%	1.60%	0.44%	0.7365
S&P 500 Index	23.1%	n/a	0.44%

        Annual expected stock price volatility is based on the three-year SPX historical volatility. The annual expected dividend yield is based on annual expected SPX dividend payments and the stock price

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(14) Stock-Based Compensation (Continued)

on the date of grant. The average risk-free interest rate is based on the one-year through three-year daily treasury yield curve rate as of the grant date.

        The following table summarizes the SPX restricted stock share and SPX restricted stock unit activity from December 31, 2011 through December 31, 2014 for the Company's employees:

	Unvested SPX Restricted Stock Shares and SPX Restricted Stock Units	Weighted-Average Grant-Date Fair Value per Share
Outstanding at December 31, 2011	0.302	$54.28
Granted	0.161	52.37
Vested	(0.035)	35.26
Forfeited and other	(0.043)	55.14

Outstanding at December 31, 2012	0.385	55.18
Granted	0.115	62.90
Vested	(0.118)	54.85
Forfeited and other	(0.112)	53.97

Outstanding at December 31, 2013	0.270	59.10
Granted	0.071	89.37
Vested	(0.066)	59.78
Forfeited and other	(0.126)	59.39

Outstanding at December 31, 2014	0.149	72.93

        As of December 31, 2014, there was $5.3 of unrecognized compensation cost related to SPX's restricted stock share and restricted stock unit compensation arrangements for Company employees. We expect this cost to be recognized over a weighted-average period of 1.7 years.

(15) Accumulated Other Comprehensive Loss

        The changes in the components of accumulated other comprehensive loss, net of tax, for the year ended December 31, 2014 were as follows:

	Foreign Currency Translation Adjustment	Net Unrealized Losses on Qualifying Cash Flow Hedges	Net Unrealized Losses on Available-for-Sale Securities	Pension Liability Adjustment and Other(1)	Total
Balance at December 31, 2013	$(15.1)	$—	$(3.7)	$(0.1)	$(18.9)
Other comprehensive income (loss) before reclassifications	(204.2)	—	3.6	0.1	(200.5)
Amounts reclassified from accumulated other comprehensive loss	—	—	0.1	0.1	0.2

Current period other comprehensive income (loss)	(204.2)	—	3.7	0.2	(200.3)

Balance at December 31, 2014	$(219.3)	$—	$—	$0.1	$(219.2)

(1)
Net of tax benefit of $0 and $0.1 as of December 31, 2014 and 2013, respectively. The balances as of December 31, 2014 and 2013 include unamortized prior service credits (costs).

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(15) Accumulated Other Comprehensive Loss (Continued)

        The changes in the components of accumulated other comprehensive loss, net of tax, for the year ended December 31, 2013 were as follows:

	Foreign Currency Translation Adjustment	Net Unrealized Gains (Losses) on Qualifying Cash Flow Hedges(1)	Net Unrealized Losses on Available-for-Sale Securities	Pension Liability Adjustment and Other(2)	Total
Balance at December 31, 2012	$(26.7)	$0.6	$(3.1)	$(0.1)	$(29.3)
Other comprehensive income (loss) before reclassifications	11.6	—	(0.6)	—	11.0
Amounts reclassified from accumulated other comprehensive loss	—	(0.6)	—	—	(0.6)

Current period other comprehensive income (loss)	11.6	(0.6)	(0.6)	—	10.4

Balance at December 31, 2013	$(15.1)	$—	$(3.7)	$(0.1)	$(18.9)

(1)
Net of tax provision of $0.4 as of December 31, 2012.

(2)
Net of tax benefit of $0.1 as of December 31, 2013 and 2012. The balances as of December 31, 2013 and 2012 include unamortized prior service costs.

        Gains (losses) reclassified from accumulated other comprehensive loss related to qualifying cash flow hedges, available-for-sale securities and unamortized prior service costs (credits) were recorded in revenues, other income (expense) and selling, general and administrative expense, respectively, in the accompanying combined statements of operations during the years ended December 31, 2014 and 2013.

(16) Fair Value

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

  •
  Level 1—Quoted prices for identical instruments in active markets.

  •
  Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

  •
  Level 3—Significant inputs to the valuation model are unobservable.

        There were no changes during the periods presented to the valuation techniques we use to measure asset and liability fair values on a recurring basis. There were no transfers between the three levels of the fair value hierarchy for the periods presented.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(16) Fair Value (Continued)

        The following section describes the valuation methodologies we use to measure different financial instruments at fair value on a recurring basis.

Derivative Financial Instruments

        Our derivative financial assets and liabilities include FX forward contracts and FX embedded derivatives, valued using valuation models based on observable market inputs such as forward rates, interest rates, our own credit risk and the credit risk of our counterparties, which comprise investment-grade financial institutions. Based on these inputs, the derivative assets and liabilities are classified within Level 2 of the valuation hierarchy. We have not made any adjustments to the inputs obtained from the independent sources. Based on our continued ability to enter into forward contracts, we consider the markets for our fair value instruments active. We primarily use the income approach, which uses valuation techniques to convert future amounts to a single present amount.

        As of December 31, 2014 and 2013, the gross fair values of our derivative financial assets and liabilities, in aggregate, were $0.5 and $1.1 (gross assets) and $1.1 and $4.1 (gross liabilities), respectively. As of December 31, 2014, there had been no significant impact to the fair value of our derivative liabilities due to our own credit risk as the related instruments are collateralized under SPX's senior credit facilities. Similarly, there had been no significant impact to the fair value of our derivative assets based on our evaluation of our counterparties' credit risks.

Investments in Equity Securities

        During 2014, we sold all our previously owned available-for-sale securities, which included equity investments traded in active international markets. These securities were measured at fair value using closing stock prices from active markets and were classified within Level 1 of the valuation hierarchy. These assets had a fair market value of $3.0 at December 31, 2013, and were sold for cash proceeds of $6.7 in 2014.

        Certain of our investments in equity securities that are not readily marketable are accounted for under the fair value option and are classified as Level 3 assets in the fair value hierarchy, with such values determined by multidimensional pricing models. These models consider market activity based on modeling of securities with similar credit quality, duration, yield and structure. A variety of inputs are used, including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spread and reference data including market research publications. Market indicators, industry and economic events are also considered. We have not made any adjustments to the inputs obtained from the independent sources. At December 31, 2014 and 2013, these assets had a fair value of $7.4 and $1.4, respectively.

        The table below presents a reconciliation of our investment in equity securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(16) Fair Value (Continued)

December 31, 2014 and 2013, including net unrealized gains (losses) recorded to "Other income (expense), net."

Reconciliation of Equity Securities using Significant Unobservable Inputs (Level 3)
Balance at December 31, 2012	$7.5
Cash consideration received and other	(5.2)
Unrealized losses recorded to earnings	(0.9)

Balance at December 31, 2013	1.4
Unrealized gains recorded to earnings	6.0

Balance at December 31, 2014	$7.4

Goodwill, Indefinite-Lived Intangible and Other Long-Lived Assets

        Certain of our non-financial assets are subject to impairment analysis, including long-lived assets, indefinite-lived intangible assets and goodwill. We review the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the instrument be recorded at its fair value. As of December 31, 2014, and with the exception of the impairment charges noted below, we did not have any significant non-financial assets or liabilities that are required to be measured at fair value on a recurring or non-recurring basis.

        During 2014, 2013 and 2012, we recorded impairment charges of $11.7, $4.7 and $2.0, respectively, related to the trademarks of certain businesses within our Power and Energy, Food and Beverage and Industrial reportable segments as we determined that the fair values of the trademarks were less than the carrying values. The fair values of the trademarks were determined by applying estimated royalty rates to projected revenues, with the resulting cash flows discounted at a rate of return that reflected current market conditions (unobservable inputs—Level 3).

Indebtedness and Other

        The estimated fair value of other financial liabilities (excluding capital leases and related party notes payable) not measured at fair value on a recurring basis as of December 31, 2014 and 2013 are considered to approximate carrying value due primarily to the short-term nature of these instruments. At December 31, 2014 and 2013, the aggregate estimated fair values of our related party notes payable were approximately $1,127.0 and $1,076.0, respectively, compared to the respective carrying values of $1,003.1 and $988.4.

        The carrying amounts of cash and equivalents and receivables (excluding related party notes receivable) reported in our combined balance sheets approximate fair value due to the short-term nature of those instruments. At December 31, 2014 and 2013, the aggregate estimated fair values of our related party notes receivable were approximately $758.0 and $682.0, respectively, compared to the respective carrying values of $707.1 and $763.4.

Notes to Combined Financial Statements (Continued)

(All currency amounts are in millions)

(17) Related Party Transactions

        The combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of SPX.

Allocation of General Corporate Expenses

        The combined statements of operations include expenses for certain centralized functions and other programs provided and/or administered by SPX that are charged directly to business units of the Company. In addition, for purposes of preparing these combined financial statements on a "carve-out" basis, we have allocated a portion of SPX's total corporate expenses to the Company. See Note 1 for a discussion of the methodology used to allocate corporate-related costs for purposes of preparing these financial statements on a "carve-out" basis.

Related Party Sales and Purchases

        For the years ended December 31, 2014, 2013 and 2012, the Company sold products to SPX (and its affiliates that are not part of the planned spin-off transaction) totaling $1.1, $0.3 and $4.2, respectively, which are included in revenues in the combined statements of operations. The Company had purchases from SPX (and its affiliates that are not part of the planned spin-off transaction) totaling $1.6, $0.2 and $1.7 in 2014, 2013 and 2012, respectively. At December 31, 2014 and 2013, the aggregate amount of inventories purchased from SPX (and its affiliates that are not part of the planned spin-off transaction) that remained on the Company's combined balance sheets was not significant.

Related Party Notes

        As of December 31, 2014 and 2013, the Company had related party notes receivable of $707.1 and $763.4, respectively, with SPX serving as the counterparty. These notes mature in 2033 and had a weighted-average interest rate of approximately 6.0% as of December 31, 2014.

        As of December 31, 2014 and 2013, the Company had related party notes payable of $1,003.1 and $988.4, respectively, with SPX (and certain other of its affiliates that are not part of the planned spin-off transaction) serving as the counterparties. Certain of these notes are payable on the lender's demand and are recorded in the accompanying combined balance sheets as "Current maturities of related party notes payable." The remainder of these notes mature between 2017 and 2033, and are recorded as a long-term liability within "Related party notes payable." In aggregate, we recorded interest expense of $72.9, $61.1 and $55.9 for the years ended December 31, 2014, 2013 and 2012, respectively, related to these notes. The weighted-average interest rate for these notes was approximately 7.0% as of December 31, 2014.

(18) Subsequent Events

        The combined financial statements reflect our evaluation of all events that have occurred subsequent to December 31, 2014 through May 14, 2015, which is the date that the combined financial statements are available to be issued.

Flow Business

Condensed Combined Statements of Operations

(Unaudited; in millions)

	Six months ended
	June 27, 2015	June 28, 2014
Revenues	$1,186.3	$1,365.6
Costs and expenses:
Cost of products sold	786.8	918.0
Selling, general and administrative	282.1	313.8
Intangible amortization	11.9	13.7
Special charges, net	7.1	10.7

Operating income	98.4	109.4
Other income, net	4.3	—
Related party interest expense, net	(9.6)	(12.4)
Other interest income (expense), net	(0.7)	1.4

Income before income taxes	92.4	98.4
Income tax provision	(22.6)	(41.0)

Net income	69.8	57.4
Less: Net income (loss) attributable to noncontrolling interests	(0.7)	0.2

Net income attributable to the Flow Business	$70.5	$57.2

The accompanying notes are an integral part of these statements.

Flow Business

Condensed Combined Statements of Comprehensive Income (Loss)

(Unaudited; in millions)

	Six months ended
	June 27, 2015	June 28, 2014
Net income	$69.8	$57.4

Other comprehensive income (loss), net:
Net unrealized losses on qualifying cash flow hedges, net of tax benefit of $0 for the six months ended June 27, 2015	(0.1)	—
Net unrealized gains on available-for-sale securities	—	3.7
Foreign currency translation adjustments	(92.8)	0.8

Other comprehensive income (loss), net	(92.9)	4.5

Total comprehensive income (loss)	(23.1)	61.9
Less: Total comprehensive income (loss) attributable to noncontrolling interests	(1.6)	0.9

Total comprehensive income (loss) attributable to the Flow Business	$(21.5)	$61.0

The accompanying notes are an integral part of these statements.

Flow Business

Condensed Combined Balance Sheets

(Unaudited; in millions)

	June 27, 2015	December 31, 2014
ASSETS
Current assets:
Cash and equivalents	$175.1	$216.6
Accounts receivable, net	615.7	591.9
Related party accounts receivable	21.7	16.6
Inventories, net	344.7	330.0
Other current assets	50.3	36.4
Deferred income taxes	54.8	52.6

Total current assets	1,262.3	1,244.1
Property, plant and equipment:
Land	29.9	30.8
Buildings and leasehold improvements	154.3	158.6
Machinery and equipment	368.2	350.0

	552.4	539.4
Accumulated depreciation	(275.1)	(267.0)

Property, plant and equipment, net	277.3	272.4
Goodwill	1,047.2	1,081.0
Intangibles, net	630.9	659.3
Other assets	65.2	64.2
Related party notes receivable	670.0	707.1

TOTAL ASSETS	$3,952.9	$4,028.1

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$266.0	$252.0
Related party accounts payable	14.5	11.9
Accrued expenses	411.6	426.1
Income taxes payable	40.2	35.4
Short-term debt	6.0	6.0
Current maturities of long-term debt	1.1	1.7
Current maturities of related party notes payable	3.8	36.8

Total current liabilities	743.2	769.9
Long-term debt	9.7	10.3
Related party notes payable	387.5	966.3
Deferred and other income taxes	225.4	234.1
Other long-term liabilities	103.0	108.7

Total long-term liabilities	725.6	1,319.4
Commitments and contingent liabilities (Note 12)
Equity:
Parent company investment	2,783.7	2,144.6
Accumulated other comprehensive loss	(311.2)	(219.2)

Total parent company equity	2,472.5	1,925.4
Noncontrolling interests	11.6	13.4

Total equity	2,484.1	1,938.8

TOTAL LIABILITIES AND EQUITY	$3,952.9	$4,028.1

The accompanying notes are an integral part of these statements.

Flow Business

Condensed Combined Statements of Equity

(Unaudited; in millions)

	Six months ended June 27, 2015
	Parent Company Investment	Accumulated Other Comprehensive Loss	Total Parent Company Equity	Noncontrolling Interests	Total Equity
Equity at beginning of year	$2,144.6	$(219.2)	$1,925.4	$13.4	$1,938.8
Net income (loss)	70.5	—	70.5	(0.7)	69.8
Other comprehensive loss, net	—	(92.0)	(92.0)	(0.9)	(92.9)
Net transfers from parent	568.6	—	568.6	—	568.6
Dividends attributable to noncontrolling interests	—	—	—	(0.2)	(0.2)

Equity at end of period	$2,783.7	$(311.2)	$2,472.5	$11.6	$2,484.1

	Six months ended June 28, 2014
	Parent Company Investment	Accumulated Other Comprehensive Loss	Total Parent Company Equity	Noncontrolling Interests	Total Equity
Equity at beginning of year	$2,257.8	$(18.9)	$2,238.9	$11.6	$2,250.5
Net income	57.2	—	57.2	0.2	57.4
Other comprehensive income, net	—	3.8	3.8	0.7	4.5
Net transfers to parent	(114.4)	—	(114.4)	—	(114.4)
Other changes in noncontrolling interests	—	—	—	(0.4)	(0.4)

Equity at end of period	$2,200.6	$(15.1)	$2,185.5	$12.1	$2,197.6

The accompanying notes are an integral part of these statements.

Flow Business

Condensed Combined Statements of Cash Flows

(Unaudited; in millions)

	Six months ended
	June 27, 2015	June 28, 2014
Cash flows from operating activities:
Net income	$69.8	$57.4
Adjustments to reconcile net income to net cash from operating activities:
Special charges, net	7.1	10.7
Deferred and other income taxes	(3.9)	20.4
Depreciation and amortization	29.5	35.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	(68.1)	36.2
Inventories	(27.5)	(22.5)
Accounts payable, accrued expenses and other	39.2	(10.7)
Cash spending on restructuring actions	(5.1)	(7.9)

Net cash from operating activities	41.0	118.6
Cash flows used in investing activities:
Proceeds from asset sales and other, net	1.6	7.1
Increase in restricted cash	(0.1)	(0.7)
Capital expenditures	(22.6)	(13.8)

Net cash used in investing activities	(21.1)	(7.4)
Cash flows used in financing activities:
Repayments of related party notes payable	(5.4)	—
Borrowings under other financing arrangements	1.0	5.3
Repayments of other financing arrangements	(1.3)	(2.5)
Change in noncontrolling interest in subsidiary	—	(0.4)
Dividends paid to noncontrolling interest in subsidiary	(0.2)	—
Change in parent company investment	(48.7)	(119.0)

Net cash used in financing activities	(54.6)	(116.6)
Change in cash and equivalents due to changes in foreign currency exchange rates	(6.8)	(1.4)
Net change in cash and equivalents	(41.5)	(6.8)
Combined cash and equivalents, beginning of period	216.6	257.8

Combined cash and equivalents, end of period	$175.1	$251.0

The accompanying notes are an integral part of these statements.

Notes to Condensed Combined Financial Statements

(Unaudited; in millions, except per share data)

(1) Background and Basis of Presentation

  Background

        On October 29, 2014, SPX Corporation ("SPX") announced that its Board of Directors had unanimously approved a plan to spin off its Flow business, comprising its Flow Technology reportable segment, its Hydraulic Technologies business, and certain of its corporate subsidiaries (collectively, the "Company," "we," "us," or "our"), and separate into two distinct, publicly-traded companies. Under the plan, SPX would execute a spin-off of the Company by way of a pro-rata distribution of common stock of the Company to SPX's shareholders of record as of the spin-off transaction record date. In connection with the spin-off transaction, SPX is being treated as the accounting spinnor, consistent with the legal form of the transaction. Following the spin-off transaction, the Company will operate under the name SPX FLOW, Inc.

        We expect that the transaction will be completed by the end of the third quarter of 2015. The completion of the spin-off is subject to certain customary conditions, including effectiveness of the appropriate filings with the Securities and Exchange Commission ("SEC") and final approval by SPX's Board of Directors. There are no assurances as to when the planned spin-off will be completed, if at all.

  Basis of Presentation

        We prepared the condensed combined financial statements pursuant to the rules and regulations of the SEC for interim reporting. As permitted under those rules and regulations, certain footnotes or other financial information normally required by accounting principles generally accepted in the United States ("GAAP") can be condensed or omitted. In our opinion, these financial statements include the adjustments (consisting only of normal and recurring items) necessary for their fair presentation.

        The condensed combined financial statements reflect the combined operations of the Company as it will be constituted following the spin-off. These condensed combined financial statements have been derived from the condensed consolidated financial statements and accounting records of SPX and have been prepared in conformity with GAAP, and the unaudited information included herein should be read in conjunction with the annual combined financial statements beginning on page F-3 of this information statement. Interim results are not necessarily indicative of full year results. Furthermore, preparing financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates. The condensed combined financial statements may not be indicative of the Company's future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had it operated as an independent company during the periods presented.

        The condensed combined statements of operations include costs for certain centralized functions and programs provided and/or administered by SPX that are charged directly to SPX's business units, including business units of the Company. These centralized functions and programs include, but are not limited to, information technology, payroll services, shared services for accounting, supply chain and manufacturing operations, and business and health insurance coverage. In recent years, SPX has continued to centralize certain functions in an effort to reduce overall costs and standardize processes across its businesses. During the six months ended June 27, 2015 and June 28, 2014, $53.0 and $50.0, respectively, of such costs were directly charged to the Company's business units and were included in selling, general and administrative expenses in the accompanying condensed combined statements of operations.

        In addition, for purposes of preparing these condensed combined financial statements on a "carve-out" basis, we have allocated a portion of SPX's total corporate expenses to the Company. These expense allocations include the cost of corporate functions and/or resources provided by SPX

Notes to Condensed Combined Financial Statements (Continued)

(Unaudited; in millions, except per share data)

(1) Background and Basis of Presentation (Continued)

including, but not limited to, executive management, finance and accounting, legal, and human resources support, and the cost of our Charlotte, NC corporate headquarters and our Asia Pacific center in Shanghai, China, and include the related benefit costs associated with such functions, such as pension and postretirement benefits and stock-based compensation. During the six months ended June 27, 2015 and June 28, 2014, the Company was allocated $36.4 and $45.1, respectively, of such general corporate and related benefit costs, which were primarily included within selling, general and administrative expenses in the condensed combined statements of operations. A detailed description of the methodology used to allocate corporate-related costs is included in the annual combined financial statements beginning on page F-8 of this information statement.

        We establish actual interim closing dates using a fiscal calendar, which requires our businesses to close their books on the Saturday closest to the end of the first calendar quarter, with the second and third quarters being 91 days in length. Our fourth quarter ends on December 31. The interim closing dates for the first, second and third quarters of 2015 are March 28, June 27 and September 26, compared to the respective March 29, June 28 and September 27, 2014 dates. We had one less day in the first quarter of 2015 and will have one more day in the fourth quarter of 2015 than in the respective 2014 periods.

(2) New Accounting Pronouncements

        The following is a summary of new accounting pronouncements that apply or may apply to our business.

        In April 2014, the Financial Accounting Standards Board ("FASB") issued an amendment to guidance to change the criteria for determining which disposals of components of an entity can be presented as discontinued operations and to modify related disclosure requirements. Under the amended guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. The amendment states that a "strategic shift" could include a disposal of (i) a major geographical area of operations, (ii) a major line of business, (iii) a major equity method investment, or (iv) other major parts of an entity. The standard no longer precludes presentation as a discontinued operation if there are operations and cash flows of the component that have not been eliminated from the reporting entity's ongoing operations, or there is significant continuing involvement with a component after its disposal. This amendment is effective for interim and annual reporting periods beginning after December 15, 2014 and shall be applied prospectively to new disposals and new classifications of disposal groups as held for sale after the effective date. There were no such disposals during the six months ended June 27, 2015.

        In May 2014, the FASB issued a new standard on revenue recognition that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new standard contains a five-step approach that entities will apply to determine the measurement of revenue and timing of when it is recognized, including (i) identifying the contract(s) with a customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to separate performance obligations, and (v) recognizing revenue when (or as) each performance obligation is satisfied. The new standard requires a number of disclosures intended to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue, and the related cash flows. The disclosures include qualitative and quantitative information about contracts with customers, significant judgments made in

Notes to Condensed Combined Financial Statements (Continued)

(Unaudited; in millions, except per share data)

(2) New Accounting Pronouncements (Continued)

applying the revenue guidance, and assets recognized from the costs to obtain or fulfill a contract. The standard is effective for interim and annual reporting periods beginning after December 15, 2017. We are currently evaluating the effect that this new standard will have on our condensed combined financial statements.

        In April 2015, the FASB issued a new standard that requires debt issuance costs related to a recognized debt liability to be reported in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The standard is effective for interim and annual reporting periods beginning after December 15, 2015, and shall be applied retrospectively. There are no debt issuance costs in our condensed combined balance sheets as of June 27, 2015 and December 31, 2014. Accordingly, the impact of the adoption of this standard will be based on any future debt issuance costs we may incur.

        In April 2015, the FASB issued an amendment to existing guidance that, among other changes, permits an entity that has a significant event in an interim period that requires a remeasurement of defined benefit plan assets and obligations to remeasure such assets and obligations using the month-end date that is closest to the date of the significant event, rather than the date of the plan event. Under the amended guidance, the month-end remeasurement of defined benefit plan assets and obligations that is closest to the date of the significant event should be adjusted to reflect any effects of the significant event, to the extent those effects are not captured in the month-end measurement. An entity is required to disclose its accounting policy election and the dates used to measure defined benefit plan assets and obligations in accordance with the provisions of this amended guidance. Although earlier application is permitted, the amendments are effective for interim and annual reporting periods beginning after December 15, 2015, and shall be applied prospectively. The impact of the adoption of this amendment on our condensed combined financial statements, if elected, will be based on any future significant events of our defined benefit pension and postretirement plans.

(3) Information on Reportable Segments, Corporate Expense and Other

        We are a global supplier of highly specialized, engineered solutions with operations in over 35 countries and sales in over 150 countries around the world. Many of our innovative solutions play a role in helping to meet rising global demand for processed foods and beverages and power and energy, particularly in emerging markets.

        We aggregate our operating segments into three reportable segments: Food and Beverage, Power and Energy, and Industrial. The factors considered in determining our aggregated segments are the economic similarity of the businesses, the nature of products sold or services provided, production processes, types of customers and distribution methods. In determining our segments, we apply the threshold criteria of the Segment Reporting Topic of the Codification to operating income or loss of each segment before considering impairment and special charges, pension and postretirement expense/income, stock-based compensation and other indirect corporate expenses. This is consistent with the way our chief operating decision maker evaluates the results of each segment.

  Food and Beverage Reportable Segment

        The Food and Beverage reportable segment operates in a regulated, global industry with customers who demand highly engineered, turn-key solutions. Key demand drivers include dairy consumption, emerging market capacity expansion, sustainability and productivity initiatives, customer product innovation and food safety. Key products for the segment include mixing, drying, evaporation and separation systems and components, plate heat exchangers, and reciprocating and centrifugal pump technologies. Our core brands include Anhydro, APV, Bran+Luebbe, e&e, Gerstenberg Schroeder, LIGHTNIN, Seital, and Waukesha Cherry-Burrell.

Notes to Condensed Combined Financial Statements (Continued)

(Unaudited; in millions, except per share data)

(3) Information on Reportable Segments, Corporate Expense and Other (Continued)

  Power and Energy Reportable Segment

        The Power and Energy reportable segment primarily serves customers in the oil and gas industry and, to a lesser extent, the nuclear and other conventional power industries. A large portion of the segment's revenues are concentrated on oil extraction, production and transportation at existing wells and pipeline applications. The underlying drivers of this segment include increasing demand for power and energy driven by population growth and an expanding middle class. Key products for the segment include pumps, valves and the related accessories, while the core brands include APV, Bran+Luebbe, ClydeUnion Pumps, Copes-Vulcan, Dollinger Filtration, LIGHTNIN, M&J Valve, Plenty, and Vokes.

  Industrial Reportable Segment

        The Industrial reportable segment primarily serves customers in the chemical, mining, pharmaceutical, marine, shipbuilding, infrastructure construction, automotive and water treatment industries. Key demand drivers of this segment are tied to macroeconomic conditions and growth in the respective end markets we serve. Key products for the segment are air dryers, filtration equipment, mixers, pumps, hydraulic technologies and plate heat exchangers. Core brands include Airpel, APV, Bolting Systems, Delair, Deltech, Hankison, Jemaco, Johnson Pump, LIGHTNIN, Power Team, and Stone.

  Corporate Expense

        Corporate expense includes allocations of the cost of corporate functions and/or resources provided by SPX. A detailed description of the methodology used to allocate corporate-related costs is included in the annual combined financial statements beginning on page F-8 of this information statement.

        Financial data for our reportable segments for the six months ended June 27, 2015 and June 28, 2014 were as follows:

	Six months ended
	June 27, 2015	June 28, 2014
Revenues:(1)
Food and Beverage	$454.1	$475.7
Power and Energy	348.3	473.1
Industrial	383.9	416.8

Total revenues	$1,186.3	$1,365.6

Income:
Food and Beverage	$53.0	$39.8
Power and Energy	41.5	68.6
Industrial	53.1	61.9

Total income for reportable segments	147.6	170.3
Corporate expense	24.6	29.9
Stock-based compensation expense	15.5	14.6
Pension and postretirement expense	2.0	5.7
Special charges, net	7.1	10.7

Combined operating income	$98.4	$109.4

(1)
Under the percentage-of-completion method, we recognized revenues of $237.8 and $274.0 in the six months ended June 27, 2015 and June 28, 2014, respectively. Costs and

Notes to Condensed Combined Financial Statements (Continued)

(Unaudited; in millions, except per share data)

(3) Information on Reportable Segments, Corporate Expense and Other (Continued)

  estimated earnings in excess of billings on contracts accounted for under the percentage-of-completion method were $154.3 and $139.5 as of June 27, 2015 and December 31, 2014, respectively, and are reported as a component of "Accounts receivable, net" in the condensed combined balance sheets. Billings in excess of costs and estimated earnings on uncompleted contracts accounted for under the percentage-of-completion method were $85.0 and $82.3 as of June 27, 2015 and December 31, 2014, respectively, and are reported as a component of "Accrued expenses" in the condensed combined balance sheets.

  (4) Special Charges, Net

          Special charges, net, for the six months ended June 27, 2015 and June 28, 2014 are described in more detail below:

	Six months ended
	June 27, 2015	June 28, 2014
Food and Beverage	$2.7	$1.9
Power and Energy	2.3	8.0
Industrial	2.1	0.2
Other	—	0.6

Total	$7.1	$10.7

          Food and Beverage reportable segment—Charges for the six months ended June 27, 2015 related primarily to severance and other costs associated with (i) the consolidation of facilities in Europe and (ii) a restructuring initiative in South America. Charges for the six months ended June 28, 2014 related primarily to severance and other costs associated with the reorganization of the segment's commercial organization in Europe.

          Power and Energy reportable segment—Charges for the six months ended June 27, 2015 related primarily to severance and other costs associated with actions that were taken to reduce the cost base of Clyde Union in response to the significant decline in oil prices that began in the latter half of 2014 and has continued into 2015, which has resulted in a reduction in capital spending on original equipment by our customers in the oil and gas industries. Charges for the six months ended June 28, 2014 related primarily to severance and other costs associated with restructuring initiatives at various locations in Europe and the U.S. These actions also were taken primarily to reduce the cost base of Clyde Union.

          Industrial reportable segment—Charges for the six months ended June 27, 2015 related primarily to severance and other costs associated with a reorganization of the commercial and operational structure of certain of the segment's businesses in Europe. Charges for the six months ended June 28, 2014 related primarily to severance and other costs associated with restructuring initiatives in the Asia Pacific region.

          Other—Charges for the six months ended June 28, 2014 related primarily to an allocation of special charges associated with SPX's corporate functions and activities. A detailed description of the methodology used to allocate corporate-related costs is included in the annual combined financial statements beginning on page F-8 of this information statement.

          Expected charges still to be incurred under actions approved as of June 27, 2015 were approximately $2.0.

Notes to Condensed Combined Financial Statements (Continued)

(Unaudited; in millions, except per share data)

(4) Special Charges, Net (Continued)

          The following is an analysis of our restructuring liabilities for the six months ended June 27, 2015 and June 28, 2014:

	Six months ended
	June 27, 2015	June 28, 2014
Balance at beginning of year	$9.2	$10.1
Special charges(1)	6.9	10.7
Utilization—cash	(5.1)	(7.9)
Currency translation adjustment and other	(0.5)	0.1

Balance at end of period	$10.5	$13.0

(1)
The six months ended June 27, 2015 excluded $0.2 of non-cash charges that impacted special charges but not the restructuring liabilities.

(5) Inventories, Net

        Inventories, net, at June 27, 2015 and December 31, 2014 comprised the following:

	June 27, 2015	December 31, 2014
Finished goods	$91.9	$98.2
Work in process	109.7	99.1
Raw materials and purchased parts	150.4	140.5

Total FIFO cost	352.0	337.8
Excess of FIFO cost over LIFO inventory value	(7.3)	(7.8)

Total inventories	$344.7	$330.0

        Inventories, net, include material, labor and factory overhead costs and are reduced, when necessary, to estimated net realizable values. Certain domestic inventories are valued using the last-in, first-out ("LIFO") method. These inventories were approximately 7% and 6% of total inventory at June 27, 2015 and December 31, 2014, respectively. Other inventories are valued using the first-in, first-out ("FIFO") method.

(6) Goodwill and Other Intangible Assets

        The changes in the carrying amount of goodwill, by reportable segment for the six months ended June 27, 2015, were as follows:

	December 31, 2014	Goodwill Resulting from Business Combinations	Impairments	Foreign Currency Translation and Other	June 27, 2015
Food and Beverage	$293.7	$—	$—	$(18.6)	$275.1
Power and Energy	562.9	—	—	(9.1)	553.8
Industrial(1)	224.4	—	—	(6.1)	218.3

Total	$1,081.0	$—	$—	$(33.8)	$1,047.2

(1)
The carrying amount of goodwill included $67.7 of accumulated impairments as of June 27, 2015 and December 31, 2014.

Notes to Condensed Combined Financial Statements (Continued)

(Unaudited; in millions, except per share data)

(6) Goodwill and Other Intangible Assets (Continued)

        Identifiable intangible assets were as follows:

	June 27, 2015			December 31, 2014
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Intangible assets with determinable lives:
Customer relationships	$353.8	$(88.5)	$265.3	$363.2	$(83.5)	$279.7
Technology	134.9	(37.6)	97.3	141.7	(36.3)	105.4
Patents	6.8	(4.4)	2.4	6.8	(4.3)	2.5
Other	13.6	(10.6)	3.0	14.4	(10.8)	3.6

	509.1	(141.1)	368.0	526.1	(134.9)	391.2
Trademarks with indefinite lives	262.9	—	262.9	268.1	—	268.1

Total	$772.0	$(141.1)	$630.9	$794.2	$(134.9)	$659.3

        At June 27, 2015, the net carrying value of intangible assets with determinable lives consisted of $254.9 in the Power and Energy reportable segment, $71.7 in the Food and Beverage reportable segment, and $41.4 in the Industrial reportable segment. Trademarks with indefinite lives consisted of $110.2 in the Food and Beverage reportable segment, $91.5 in the Power and Energy reportable segment, and $61.2 in the Industrial reportable segment.

        We perform our annual goodwill impairment testing during the fourth quarter in conjunction with our annual financial planning process, with such testing based primarily on events and circumstances existing as of the end of the third quarter. In addition, we test goodwill for impairment on a more frequent basis if there are indications of potential impairment. A significant amount of judgment is involved in determining if an indication of impairment has occurred between annual testing dates. Such indications may include: a significant decline in expected future cash flows; a significant adverse change in legal factors or the business climate; unanticipated competition; and a more likely than not expectation of selling or disposing all, or a portion, of a reporting unit.

        We perform our annual trademarks impairment testing during the fourth quarter, or on a more frequent basis if there are indications of potential impairment. The fair values of our trademarks are determined by applying estimated royalty rates to projected revenues, with the resulting cash flows discounted at a rate of return that reflects current market conditions.

        No impairment charges were recorded in the first half of 2015 or 2014. Changes in the gross carrying value of trademarks and other identifiable intangible assets relate to foreign currency translation.

(7) Warranty

        The following is an analysis of our product warranty accrual for the periods presented:

	Six months ended
	June 27, 2015	June 28, 2014
Balance at beginning of year	$18.4	$20.4
Provisions	4.4	3.9
Usage	(6.1)	(5.7)
Currency translation adjustment	(0.8)	0.2

Balance at end of period	15.9	18.8
Less: Current portion of warranty	14.7	18.3

Non-current portion of warranty	$1.2	$0.5

Notes to Condensed Combined Financial Statements (Continued)

(Unaudited; in millions, except per share data)

(8) Employee Benefit Plans

        Pension and postretirement expense includes net periodic benefit expense associated with defined benefit pension and postretirement plans we sponsor, as well as an allocation of a portion of the net periodic benefit expense associated with defined benefit pension and postretirement plans sponsored by SPX.

Components of Net Periodic Pension and Postretirement Benefit Expense

        The net periodic pension benefit expense for the foreign pension plans we sponsor was $1.4 and $1.8 for the six months ended June 27, 2015 and June 28, 2014, respectively, and was comprised of service and interest costs. The net periodic benefit expense for the domestic postretirement plans we sponsor was $0.2 for both the six months ended June 27, 2015 and June 28, 2014.

        Net periodic benefit cost allocated to the Company related to the plans sponsored by SPX was $0.4 and $3.7 for the six months ended June 27, 2015 and June 28, 2014, respectively.

Employer Contributions

        During the first half of 2015, contributions to the foreign and domestic pension plans we sponsor were less than $0.1.

(9) Income Taxes

Unrecognized Tax Benefits

        As of June 27, 2015, we had gross unrecognized tax benefits of $29.3 (net unrecognized tax benefits of $16.0), of which $15.5, if recognized, would impact our effective tax rate.

        We classify interest and penalties related to unrecognized tax benefits as a component of our income tax provision. As of June 27, 2015, gross accrued interest totaled $2.1 (net accrued interest of $1.9), and there was no accrual for penalties included in our unrecognized tax benefits.

        Based on the outcome of certain examinations or as a result of the expiration of statutes of limitations for certain jurisdictions, we believe that within the next 12 months it is reasonably possible that our previously unrecognized tax benefits could decrease by $2.5 to $7.5. The previously unrecognized tax benefits relate to a variety of tax matters, including prior acquisitions and dispositions, and transfer pricing.

        The unrecognized tax benefits described above represent amounts that were included in tax returns filed by the Company. Historically, a portion of the Company's operations have been included in tax returns filed by SPX or its subsidiaries that will not be part of the spin-off transaction. As a result, some uncertain tax positions related to the Company's operations result in unrecognized tax benefits that are potential obligations of SPX or its subsidiaries that will not be part of the spin-off transaction. Because activities that give rise to these unrecognized tax benefits relate to the Company's operations, the impact of these items has been recorded to "Income tax provision" within our condensed combined statements of operations, with the offset recorded to "Parent company investment" within our condensed combined balance sheets.

        In addition, some of the Company's tax returns have included the operations of SPX subsidiaries that will not be part of the spin-off transaction. In certain of these cases, these subsidiaries' activities have given rise to unrecognized tax benefits for which the Company could be potentially liable. When required under the Income Taxes Topic of the Codification, we have recorded a liability for these uncertain tax positions within our condensed combined balance sheets. However, since the potential obligations are the result of activities associated with operations that are not part of the spin-off transaction, we have not reflected any related amounts within our "Income tax provision", but have instead recorded the amounts directly to "Parent company investment" within our condensed combined balance sheets.

Notes to Condensed Combined Financial Statements (Continued)

(Unaudited; in millions, except per share data)

(9) Income Taxes (Continued)

Other Tax Matters

        During the six months ended June 27, 2015, our income tax provision was impacted by a tax benefit of $2.0 related to foreign exchange losses recognized for income tax purposes with respect to a foreign branch.

        During the six months ended June 28, 2014, our income tax provision was impacted by a tax charge of $17.0 resulting from increases in valuation allowances recorded against certain foreign deferred income tax assets.

        We review our income tax positions on a continuous basis and record a provision for potential uncertain positions when we determine that an uncertain position meets the criteria of the Income Taxes Topic of the Codification. As events change and resolutions occur, adjustments are made to amounts previously provided, such as in the case of audit settlements with taxing authorities.

        SPX has filed the federal income tax returns for the 2012 and 2013 tax years in which the results of our operations are included. Those returns are subject to examination, and we are jointly and severally liable for any additional liabilities which may result from an examination. With regard to all open tax years, we believe any contingencies are adequately provided for.

        State income tax returns generally are subject to examination for a period of three to five years after filing the respective tax returns. The impact on such tax returns of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states. We have various state income tax returns in the process of examination or administrative appeal. We believe any uncertain tax positions related to these examinations have been adequately provided for.

        We have various foreign income tax returns under examination. The most significant of these are in Denmark for the 2006, 2007, and 2010 tax years and in South Africa for the 2009 tax year. We believe that any uncertain tax positions related to these examinations have been adequately provided for.

        An unfavorable resolution of one or more of the above matters could have a material adverse effect on our results of operations or cash flows in the quarter and year in which an adjustment is recorded or the tax is due or paid. As audits and examinations are still in process or we have not yet reached the final stages of the appeals process, the timing of the ultimate resolution and any payments that may be required for the above matters cannot be determined at this time.

(10) Indebtedness

        Debt (other than related party notes payable, which are discussed further in Note 16) at June 27, 2015 and December 31, 2014 comprised the following:

	June 27, 2015	December 31, 2014
Capital lease obligations(1)	$10.8	$12.0
Other indebtedness(2)	6.0	6.0

	16.8	18.0
Less: Short-term debt	6.0	6.0
Less: Current maturities of long-term debt	1.1	1.7

Total long-term debt	$9.7	$10.3

(1)
Includes obligations under various leasing arrangements. The weighted average interest rate on these obligations is approximately 6.0%.

Notes to Condensed Combined Financial Statements (Continued)

(Unaudited; in millions, except per share data)

(10) Indebtedness (Continued)

(2)
Primarily includes outstanding borrowings under revolving lines of credit in Argentina and Brazil, under which we can borrow, in aggregate and on a continuous basis, up to approximately $6.0. These facilities are included in short-term debt as they are payable on demand. These facilities had a weighted-average interest rate of approximately 20.0% as of June 27, 2015.

        In addition to the above revolving lines of credit, we also had approximately $5.0 of letters of credit outstanding under separate arrangements in China and India as of June 27, 2015. These facilities are available for performance letters of credit and guarantees in an aggregate principal amount up to the equivalent of approximately $10.0.

(11) Derivative Financial Instruments

        We manufacture and sell our products in a number of countries and, as a result, are exposed to movements in foreign currency exchange rates. Our objective is to preserve the economic value of non-functional currency-denominated cash flows and to minimize the impact of changes as a result of currency fluctuations. Our principal currency exposures relate to the Euro, Chinese Yuan and Great Britain Pound.

        From time to time, we enter into forward contracts to manage the exposure on contracts with forecasted transactions denominated in non-functional currencies and to manage the risk of transaction gains and losses associated with assets/liabilities denominated in currencies other than the functional currency of certain subsidiaries ("FX forward contracts"). In addition, some of our contracts contain currency forward embedded derivatives ("FX embedded derivatives"), because the currency of exchange is not "clearly and closely" related to the functional currency of either party to the transaction. Certain of our FX forward contracts are designated as cash flow hedges. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings, but are included in accumulated other comprehensive income ("AOCI"). These changes in fair value are reclassified into earnings as a component of revenues or cost of products sold, as applicable, when the forecasted transaction impacts earnings. In addition, if the forecasted transaction is no longer probable, the cumulative change in the derivatives' fair value is recorded as a component of "Other income (expense), net" in the period in which the transaction is no longer considered probable of occurring. To the extent a previously designated hedging transaction is no longer an effective hedge, any ineffectiveness measured in the hedging relationship is recorded in earnings in the period in which it occurs.

        We had FX forward contracts with an aggregate notional amount of $60.1 and $84.4 outstanding as of June 27, 2015 and December 31, 2014, respectively, with all such contracts scheduled to mature within one year. We also had FX embedded derivatives with an aggregate notional amount of $42.0 and $53.4 at June 27, 2015 and December 31, 2014, respectively, with scheduled maturities of $39.5, $2.1 and $0.4 within one, two and subsequent years thereafter, respectively. The unrealized loss, net of taxes, recorded in AOCI related to FX forward contracts was $0.1 as of June 27, 2015, while such amount was less than $0.1 as of December 31, 2014. The net gains (losses) recorded in "Other income (expense), net" related to FX forward contracts and FX embedded derivatives totaled ($0.1) and $2.1 for the six months ended June 27, 2015 and June 28, 2014, respectively.

        We enter into arrangements designed to provide the right of setoff in the event of counterparty default or insolvency, and have elected to offset the fair values of our FX forward contracts in our condensed combined balance sheets. The gross fair values of our FX forward contracts and FX

Notes to Condensed Combined Financial Statements (Continued)

(Unaudited; in millions, except per share data)

(11) Derivative Financial Instruments (Continued)

embedded derivatives, in aggregate, were $1.2 and $0.5 (gross assets) and $2.3 and $1.1 (gross liabilities) at June 27, 2015 and December 31, 2014, respectively.

(12) Litigation and Contingent Liabilities

        We are subject to litigation matters that arise in the normal course of business. We believe these matters are either without merit or of a kind that should not have a material effect, individually or in the aggregate, on our financial position, results of operations or cash flows.

        We are subject to domestic and international environmental protection laws and regulations with respect to our business operations and are operating in compliance with, or taking action aimed at ensuring compliance with, these laws and regulations. We believe our compliance obligations with environmental protection laws and regulations should not have a material effect, individually or in the aggregate, on our financial position, results of operations or cash flows.

(13) Stock-Based Compensation

        Eligible employees of the Company have been granted equity awards under SPX's 2002 Stock Compensation Plan, as amended in 2006, 2011 and 2012. A detailed description of the awards granted under these plans is included in the annual combined financial statements beginning on page F-42 of this information statement. Unless otherwise noted below, the following disclosures relate to the Company's portion of such plans.

        The recognition of compensation expense for SPX share-based awards is based on their grant date fair values. The fair value of each award is amortized over the lesser of the award's requisite or derived service period, which is generally up to three years. For the six months ended June 27, 2015 and June 28, 2014, we recognized compensation expense of $4.1 and $3.1, respectively, related to SPX restricted stock shares, SPX restricted stock units, and SPX stock options granted to Company employees, with the related tax benefit being $1.5 and $1.2, respectively. In addition, the condensed combined statements of operations for the six months ended June 27, 2015 and June 28, 2014 include an allocation of stock-based compensation expense of $11.4 and $11.5, respectively, related to eligible SPX corporate employees, with the related tax benefit being $4.3 for both the six months ended June 27, 2015 and June 28, 2014. A detailed description of the methodology used to allocate corporate-related costs is included in the annual combined financial statements beginning on page F-8 of this information statement.

SPX Restricted Stock Share and SPX Restricted Stock Unit Awards

        The Monte Carlo simulation model valuation technique is used to determine fair value of SPX's restricted stock shares and restricted stock units that contain a "market condition." The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award and calculates the fair value of each restricted stock share and restricted stock unit award. Awards granted during the six months ended June 27, 2015 did not contain a market condition.

Notes to Condensed Combined Financial Statements (Continued)

(Unaudited; in millions, except per share data)

(13) Stock-Based Compensation (Continued)

        The following table summarizes the SPX restricted stock share and SPX restricted stock unit activity for the six months ended June 27, 2015 for the Company's employees:

	June 27, 2015
	Unvested SPX Restricted Stock Shares and SPX Restricted Stock Units	Weighted-Average Grant-Date Fair Value Per Share
Outstanding at beginning of year	0.149	$72.93
Granted	0.073	85.84
Vested	(0.035)	80.20
Forfeited and other	(0.012)	62.81

Outstanding at end of period	0.175	79.89

        As of June 27, 2015, there was $7.2 of unrecognized compensation cost related to SPX's restricted stock share and restricted stock unit compensation arrangements for Company employees. We expect this cost to be recognized over a weighted-average period of 1.9 years.

SPX Stock Options

        On January 2, 2015, eligible employees of the Company were granted 0.034 options in SPX stock, all of which were outstanding (but not exercisable) as of June 27, 2015. The weighted-average exercise price per share of these options was $85.87 and the maximum contractual term of these options is ten years. There were no SPX stock options outstanding during the six months ended June 28, 2014.

        The weighted-average grant-date fair value per share of the SPX stock options granted on January 2, 2015 was $27.06. The fair value of each SPX option grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

Annual expected SPX stock price volatility	36.53%
Annual expected SPX dividend yield	1.75%
Risk-free interest rate	1.97%
Expected life of SPX stock option (in years)	6.0

        Annual expected stock price volatility is based on the six-year historical volatility of SPX stock. The annual expected dividend yield is based on annual expected SPX dividend payments and SPX's stock price on the date of grant. The average risk-free interest rate is based on the seven-year treasury constant maturity rate. The expected SPX option life is based on a three-year pro-rata vesting schedule and represents the period of time that awards are expected to be outstanding.

        As of June 27, 2015, there was $0.5 of unrecognized compensation cost related to SPX stock options for Company employees. We expect this cost to be recognized over a weighted-average period of 2.6 years.

Notes to Condensed Combined Financial Statements (Continued)

(Unaudited; in millions, except per share data)

(14) Accumulated Other Comprehensive Loss

        The changes in the components of accumulated other comprehensive loss, net of tax, for the six months ended June 27, 2015 were as follows:

	Foreign Currency Translation Adjustment	Net Unrealized Losses on Qualifying Cash Flow Hedges(1)	Pension Liability Adjustment(2)	Total
Balance at beginning of year	$(219.3)	$—	$0.1	$(219.2)
Other comprehensive loss before reclassifications	(91.9)	(0.1)	—	(92.0)
Amounts reclassified from accumulated other comprehensive loss	—	—	—	—

Current-period other comprehensive loss	(91.9)	(0.1)	—	(92.0)

Balance at end of period	$(311.2)	$(0.1)	$0.1	$(311.2)

(1)
Net of tax benefit of $0 as of June 27, 2015.

(2)
Net of tax provision of $0 as of June 27, 2015 and December 31, 2014. The balances as of June 27, 2015 and December 31, 2014 include unamortized prior service credits.

        The changes in the components of accumulated other comprehensive loss, net of tax, for the six months ended June 28, 2014 were as follows:

	Foreign Currency Translation Adjustment	Net Unrealized Gains (Losses) on Available- for-Sale Securities	Pension Liability Adjustment(1)	Total
Balance at beginning of year	$(15.1)	$(3.7)	$(0.1)	$(18.9)
Other comprehensive income before reclassifications	0.1	3.6	—	3.7
Amounts reclassified from accumulated other comprehensive loss	—	0.1	—	0.1

Current-period other comprehensive income	0.1	3.7	—	3.8

Balance at end of period	$(15.0)	$—	$(0.1)	$(15.1)

(1)
Net of tax benefit of $0.1 as of June 28, 2014 and December 31, 2013. The balances as of June 28, 2014 and December 31, 2013 include unamortized prior service costs.

        Amounts reclassified from accumulated other comprehensive loss related to available-for-sale securities were recorded in "Other income (expense), net" in the accompanying condensed combined statements of operations during the six months ended June 28, 2014.

(15) Fair Value

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based

Notes to Condensed Combined Financial Statements (Continued)

(Unaudited; in millions, except per share data)

(15) Fair Value (Continued)

on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

  •
  Level 1—Quoted prices for identical instruments in active markets.

  •
  Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

  •
  Level 3—Significant inputs to the valuation model are unobservable.

        There were no changes during the periods presented to the valuation techniques we use to measure asset and liability fair values on a recurring basis. There were no transfers between the three levels of the fair value hierarchy for the periods presented.

        The following section describes the valuation methodologies we use to measure different financial instruments at fair value on a recurring basis.

Derivative Financial Instruments

        Our derivative financial assets and liabilities include FX forward contracts and FX embedded derivatives, valued using valuation models based on observable market inputs such as forward rates, interest rates, our own credit risk and the credit risk of our counterparties, which comprise investment-grade financial institutions. Based on these inputs, the derivative assets and liabilities are classified within Level 2 of the valuation hierarchy. We have not made any adjustments to the inputs obtained from the independent sources. Based on our continued ability to enter into forward contracts, we consider the markets for our fair value instruments active. We primarily use the income approach, which uses valuation techniques to convert future amounts to a single present amount.

        As of June 27, 2015 and December 31, 2014, the gross fair values of our derivative financial assets and liabilities, in aggregate, were $1.2 and $0.5 (gross assets) and $2.3 and $1.1 (gross liabilities), respectively. As of June 27, 2015, there had been no significant impact to the fair value of our derivative liabilities due to our own credit risk as the related instruments are collateralized under SPX's senior credit facilities. Similarly, there had been no significant impact to the fair value of our derivative assets based on our evaluation of our counterparties' credit risks.

Investments in Equity Securities

        Certain of our investments in equity securities that are not readily marketable are accounted for under the fair value option and are classified as Level 3 assets in the fair value hierarchy, with such values determined by multidimensional pricing models. These models consider market activity based on modeling of securities with similar credit quality, duration, yield and structure. A variety of inputs are used, including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spread and reference data including market research publications. Market indicators, industry and economic events are also considered. We have not made any adjustments to the inputs obtained from the independent sources. At June 27, 2015 and December 31, 2014, these assets had a fair value of $10.3 and $7.4, respectively.

Notes to Condensed Combined Financial Statements (Continued)

(Unaudited; in millions, except per share data)

(15) Fair Value (Continued)

        The table below presents a reconciliation of our investment in equity securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended June 27, 2015 and June 28, 2014, including net unrealized gains recorded to "Other income (expense), net."

	Six months ended
	June 27, 2015	June 28, 2014
Balance at beginning of year	$7.4	$1.4
Unrealized gains recorded to earnings	2.9	2.2

Balance at end of period	$10.3	$3.6

Goodwill, Indefinite-Lived Intangible and Other Long-Lived Assets

        Certain of our non-financial assets are subject to impairment analysis, including long-lived assets, indefinite-lived intangible assets and goodwill. We review the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the instrument be recorded at its fair value. As of June 27, 2015 and December 31, 2014, we did not have any significant non-financial assets or liabilities that are required to be measured at fair value on a recurring or non-recurring basis.

Indebtedness and Other

        The estimated fair value of other financial liabilities (excluding capital leases and related party notes payable) not measured at fair value on a recurring basis as of June 27, 2015 and December 31, 2014 are considered to approximate carrying value due primarily to the short-term nature of these instruments. At June 27, 2015 and December 31, 2014, the aggregate estimated fair values of our related party notes payable were approximately $437.0 and $1,127.0, respectively, compared to the respective carrying values of $391.3 and $1,003.1.

        The carrying amounts of cash and equivalents and receivables (excluding related party notes receivable) reported in our condensed combined balance sheets approximate fair value due to the short-term nature of those instruments. At June 27, 2015 and December 31, 2014, the aggregate estimated fair values of our related party notes receivable were approximately $727.2 and $758.0, respectively, compared to the respective carrying values of $670.0 and $707.1.

(16) Related Party Transactions

        The condensed combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of SPX.

Allocation of General Corporate Expenses

        The condensed combined statements of operations include expenses for certain centralized functions and other programs provided and/or administered by SPX that are charged directly to business units of the Company. In addition, for purposes of preparing these condensed combined financial statements on a "carve-out" basis, we have allocated a portion of SPX's total corporate expenses to the Company. A detailed description of the methodology used to allocate corporate-related

Notes to Condensed Combined Financial Statements (Continued)

(Unaudited; in millions, except per share data)

(16) Related Party Transactions (Continued)

costs is included in the annual combined financial statements beginning on page F-8 of this information statement.

Related Party Sales and Purchases

        For the six months ended June 27, 2015 and June 28, 2014, the Company sold products to SPX (and its affiliates that are not part of the planned spin-off transaction) totaling $0.7 and $1.0, respectively, which are included in revenues in the condensed combined statements of operations. The Company had purchases from SPX (and its affiliates that are not part of the planned spin-off transaction) totaling $0.3 and $0.9, respectively, for the six months ended June 27, 2015 and June 28, 2014, respectively. At June 27, 2015 and December 31, 2014, the aggregate amount of inventories purchased from SPX (and its affiliates that are not part of the planned spin-off transaction) that remained on the Company's condensed combined balance sheets was not significant.

Related Party Notes

        As of June 27, 2015 and December 31, 2014, the Company had related party notes receivable of $670.0 and $707.1, respectively, with SPX serving as the counterparty. These notes mature in 2033 and had a weighted-average interest rate of approximately 5.0% as of June 27, 2015.

        As of June 27, 2015 and December 31, 2014, the Company had related party notes payable of $391.3 and $1,003.1, respectively, with SPX (and certain other of its affiliates that are not part of the planned spin-off transaction) serving as the counterparties. During the six months ended June 27, 2015, certain related party notes payable were extinguished by way of a capital contribution to the Company by SPX. As a result of this capital contribution, related party notes payable were reduced by $600.5 with a corresponding increase to "Parent company investment" during the period. Certain of these notes are payable on the lender's demand and are recorded in the accompanying condensed combined balance sheets as "Current maturities of related party notes payable". The remainder of these notes mature between 2020 and 2033, and are recorded as long-term liabilities within "Related party notes payable". In aggregate, we recorded interest expense of $28.4 and $36.4 for the six months ended June 27, 2015 and June 28, 2014, respectively, related to these notes. The weighted-average interest rate for these notes was approximately 7.0% as of June 27, 2015.

(17) Subsequent Events

        The condensed combined financial statements reflect our evaluation of all events that have occurred subsequent to June 27, 2015 through August 19, 2015, which is the date that the condensed combined financial statements are available to be issued.